

2022 ANNUAL REPORT

The Annual Meeting of Stockholders
of Everi Holdings Inc. will be held:
Wednesday, May 17, 2023

Everi Holdings Inc. Corporate Headquarters
7250 S. Tenaya Way, Ste 100 • Las Vegas, NV 89113

OUR MISSION STATEMENT

"Lead the Gaming Industry Through the Power of People, Imagination and Technology"





To Our Stockholders:

During the last three years, the world has changed dramatically and so has our business. We are more nimble than ever; and our organization is better able to pivot and adapt to opportunities and challenges as they arise to deliver positive performance.

While much has changed about our business practices, some things have not changed - our focus on the importance of our employees and our strong corporate culture. We also continue to successfully invest to drive future growth; by focusing on developing engaging gaming content for both our land-based and digital gaming operators, and improving the gaming experience and customer efficiencies through our FinTech products and services. Our continued investments in both internal product development and strategic acquisitions are important factors in our ongoing ability to compete better and drive future profitable growth to build long-term shareholder value.

Our momentum continued in 2022 with revenues growing 18% to $783 million, driven by 15% organic growth and a 3% contribution from recent tuck-in acquisitions. Operating income increased 8% to $213 million, while net income declined 22% to $120 million from $153 million in 2021. The decline in net income is principally due to a one-time, $63 million non-cash tax benefit in the prior year related to the reversal of a valuation allowance on certain deferred tax assets. Our Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization[1] increased 8% to $374 million from the prior year.

Importantly, we generated an all-time record $187 million in Free Cash Flow[1] that equated to just over $1.90 per diluted share. We remained disciplined in our deployment of capital to grow the business, with $61 million invested in expenses for internal research and development ("R&D") and $51 million for acquisitions, while also returning $84 million to shareholders through the repurchase of five million shares under our share repurchase program authorized by our Board in May 2022.

Our ongoing investment in new product development and acquisitions that help grow our product portfolio and addressable markets is a key driver of the operating success in both our Games and FinTech segments. Recent acquisitions, including Intuicode, ecash Holdings and the strategic assets of Venuetize, began to contribute in 2022, and are expected to provide more meaningful contributions to our growth this year, with further benefits in 2024 and beyond.

The opening of the new Sky River Casino in Northern California during 2022 is an excellent example of how we are increasingly leveraging and cross-selling our Gaming and FinTech products and services. At Sky River, we received a nearly 15% allocation of the slot floor, and sold a comprehensive suite of financial access, loyalty and rewards, mobile and regulatory compliance products and services. Sky River Casino has been so successful, they are already making plans for expansion; and we're proud to be a part of their exciting success story.

Segment highlights

Games

In 2022, our Games business generated a record $436 million in revenues, a 16% increase over the prior year. We sold a record 7,216 units and our installed base of gaming machines reached a record 17,975 units at year-end. The success of our games and rapid growth in iGaming drove the strong revenue performance, which led to a 5% increase in the segment's operating income, even as we increased our investments to support future growth by increasing R&D expense to 9% of Games revenues.

FinTech

Our FinTech segment generated record revenues of $346 million, a 22% increase over 2021. Organic growth was 17% and acquisitions contributed 5% to the 2022 revenues. Total financial funding transactions processed increased 5%, while the dollar value of total transactions processed increased by 14%. We continued to leverage strength in our core financial access services and build on our digital capabilities to provide enhanced loyalty and regulatory compliance products and services, which generated higher growth in our software and hardware product revenues. Our revenue strength led to an 11% increase in the segment's operating income. As with Games, we also increased our focus on internal product development, with R&D expense increasing 55% year over year.

(1) For additional information related to Free Cash Flow and Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization, refer to Appendix A: Unaudited Reconciliation of Selected Financial GAAP to non-GAAP measures.





Industry outlook – resilience of the industry and ability to pivot from position of strength

While the general macro environment remains uncertain in the near-term, we believe we remain well positioned to take advantage of new opportunities. Our high percentage of recurring revenues, a strong balance sheet, and strong Free Cash Flow generation provide us with a solid foundation to maintain growth. We have a robust new product pipeline, both in Games and FinTech, and we believe there are opportunities to make additional additive tuck-in acquisitions that would provide a successful and profitable return on our investment and contribute to our long-term revenue and cash flow growth.

Future growth driven by new product development and acquisitions

Looking ahead, in 2023 we expect to continue to concentrate on our growth priorities through our disciplined approach to R&D and investing in future attractive acquisitions.

In our Games business, we are excited about our new product line, including more than 80 new game themes planned for launch in 2023. Further, our new *Dynasty VUE™* video gaming cabinet, which began shipping this year complements our existing cabinet line-up and provides customers with new optionality to expand and diversify their footprint of Everi products. *Dynasty VUE* is just the first cabinet in our next generation line-up with additional models scheduled to debut at G2E™ later this year.

The acquisition of Intuicode has accelerated our growth opportunity in the Historical Horse Racing ("HHR") market. Toward the end of this year, we plan to further leverage our strength in Class II and Class III games with entry into the Video Lottery Terminals ("VLT") market. Our new cabinets and the work by our development teams will enable us to create original, engaging content across Class II, Class III, HHR, and Central Determinant markets; and our extensive game pipeline will also support our rapidly growing digital iGaming business. While no new states are expected to legalize iGaming in the near term, we expect to continue to add additional iGaming operator sites and further expand our iGaming themes portfolio, with the potential to enter the larger and more mature U.K. iGaming market toward the end of this year.

In our FinTech business, we will continue our strategy of expanding our digital neighborhood, with new and enhanced products aimed at improving casino operator efficiency and productivity, and which will complement our previous introductions of *JackpotXpress™, PitXpress™*, and *MetersXpress™*. The acquisition of assets of Venuetize in 2022, with its broad base of nearly 200 established third-party app integrations, is expected to complement our existing mobile-first development efforts with casino customers, while also providing new avenues for growth by expanding our addressable market through connection of our mobile wallet and loyalty technologies into adjacent markets including sports, entertainment and hospitality venues.

Corporate culture, employee wellness, and new environmental sustainability efforts ("ESG")

At Everi, we believe that a key driver to our ongoing success is our ability to attract and retain talent. Our positive company culture is valued by our team members and has resulted in Everi receiving 16 Top Workplace honors since 2021. We were honored to be recognized again in 2022 for our efforts to build a diverse and inclusive culture across our domestic and international operations, including recognition for our remote employee programs.


TOP WORK PLACES 2022
COMPENSATION & BENEFITS
TOP WORK PLACES 2022
EMPLOYEE APPRECIATION
TOP WORK PLACES 2022
EMPLOYEE WELL-BEING
TOP WORK PLACES 2022
INNOVATION
TOP WORK PLACES 2022
LEADERSHIP
TOP WORK PLACES 2022
WORK-LIFE FLEXIBILITY

A team-first collaborative culture, and a diverse, respectful work environment with a focus on innovation and operational excellence is important for our long-term success. Inclusion is a core Company value and we believe we can be at our best only when we embrace and reflect the diversity of our employees, customers, and the communities that we serve.

We recently announced the construction of a new leased build-to-suit production and warehouse facility in Las Vegas, which will consolidate the assembly of our slot machines and Fintech kiosks and other products into one streamlined operation. This state-of-the-art facility is being built to be environmentally friendly with an emphasis on long-term environmental sustainability and employee wellness.

Governance – strong focus, changes

In 2022, we implemented our succession plan with our now former Chief Executive Officer, Michael Rumbolz, moving into the new position of Executive Chair of the Board, and Randy Taylor succeeding Mike as Chief Executive Officer. Atul Bali was named Lead Independent Director succeeding Ron Congemi who retired after nearly nine years on our Board. Additionally, Eileen Raney retired from our Board after serving six years. We thank Ron and Eileen for their many years of distinguished service. In addition to Randy joining our Board following his promotion, Secil Tabli Watson, Paul Finch, and Debra Nutton joined our Board, each of whom provides extensive business leadership as well as work experience diversity to our board.

Conclusion

In closing, we want to thank our team members for all they do each day to bring innovation and to drive our growth and success. We also want to thank our customers and vendor partners, and to you our shareholders for your continued support. We are excited for the future ahead.

Randy L. Taylor
President and Chief Executive Officer

Michael D. Rumbolz
Executive Chair of the Board

April 21, 2023

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April 21, 2023

Dear Stockholder:

On behalf of the Board of Directors and officers of Everi Holdings Inc. ("we," "us," "our," "Everi," or the "Company"), we are pleased to invite you to attend our 2023 Annual Meeting of Stockholders. The meeting will be held at Everi's headquarters located at 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, on Wednesday, May 17, 2023 at 9:00 a.m. Pacific Time (the "Annual Meeting").

At the Annual Meeting, you will be asked to:

1	2	3	4	5
Elect three Class III director nominees named in this Proxy Statement.	Approve, on a non-binding, advisory basis, the compensation of our named executive officers.	Vote on a non-binding, advisory basis on the frequency of future advisory votes on the compensation of our named executive officers.	Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.	Transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

The accompanying Proxy Statement provides a detailed description of these proposals and other information that you should read and consider before voting.

Your vote is very important to us. Regardless of whether you expect to attend the Annual Meeting in person, please submit your proxy or voting instructions over the Internet, telephone, or by mail as soon as possible so that your shares are represented at the Annual Meeting and your vote is properly recorded. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you previously submitted your proxy.

If you have any questions concerning the Annual Meeting, and you are the stockholder of record of your shares, please contact our Senior Vice President, Investor Relations, William Pfund, at william.pfund@everi.com or (702) 676-9513. If your shares are held by a broker or other nominee, please contact your broker or other nominee for questions concerning the Annual Meeting.

Your Board brings executive, financial, and strategic leadership together with a wide range of complementary skills and backgrounds relative to the Company's industry, to assist management in continuing to drive success. The Board remains diligent and highly focused on our people, sustainable growth, and performance as we continue to build long-term shareholder value and continue striving for a more diverse and inclusive Company. On behalf of the Board of Directors and our employees, we thank you for your past and ongoing support of the Company.

Sincerely,

Randy L. Taylor
President and Chief Executive Officer & Director

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	Location:
Wednesday, May 17, 2023 **9:00 a.m. Pacific Time**	**Everi Holdings Inc. Corporate Headquarters** **7250 South Tenaya Way, Suite 100** **Las Vegas, Nevada 89113**

To Our Stockholders:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Everi Holdings Inc., at which stockholders will vote on the following proposals listed below. Your vote is very important to us. Regardless of whether you expect to attend the Annual Meeting in person, please submit your proxy or voting instructions over the Internet, telephone, or by mail as soon as possible so that your shares are represented at the Annual Meeting and your vote is properly recorded. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you previously submitted your proxy.

Proposals

1. Election of three Class III director nominees named in this Proxy Statement.

2. To approve on a non-binding, advisory basis, the compensation of our named executive officers.

3. To vote on a non-binding, advisory basis on the frequency of future advisory votes on the compensation of our named executive officers.

4. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

5. To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

How to Vote

 Visit www.proxyvote.com or the website on your voting instruction form.

 Call 1-800-690-6903 or the number on your voting instruction form.

 Send your completed and signed proxy card or voting instruction form to the address on your proxy card or voting instruction form.

 If you plan to attend the meeting in person, you will need to bring a government-issued picture ID and proof of ownership of Everi Holdings Inc. common stock as of the record date.

We strongly encourage you to vote in advance of the meeting over the Internet, telephone, or by mail as described above.

Record Date

Stockholders of record as of the close of business on April 6, 2023 will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 17, 2023. Our Proxy Statement is attached. Financial and other information concerning Everi Holdings Inc. is contained in our Annual Report to Stockholders for the fiscal year ended December 31, 2022 (the "2022 Annual Report"). A complete set of proxy materials relating to our Annual Meeting is available on the Internet. These materials, consisting of the Notice of 2023 Annual Meeting of Stockholders, Proxy Statement, Proxy Card, and 2022 Annual Report are available and may be viewed at www.proxyvote.com.

This Notice of Annual Meeting and the accompanying Proxy Statement are first being made available to our stockholders on or about April 21, 2023.

By Order of the Board of Directors,

Kate C. Lowenhar-Fisher
Executive Vice President, Chief Legal Officer – General Counsel and Corporate Secretary
April 21, 2023

PROXY STATEMENT TABLE OF CONTENTS



PROXY STATEMENT SUMMARY

2023 Annual Meeting of Stockholders

DATE AND TIME	LOCATION	RECORD DATE
Wednesday, May 17, 2023 **9:00 a.m. Pacific Time**	**Everi Holdings Inc.** **Corporate Headquarters** **7250 South Tenaya Way, Suite 100** **Las Vegas, NV 89113**	**APRIL 6, 2023**

How to Vote

VIA THE INTERNET	BY TELEPHONE	BY MAIL	ATTENDING THE MEETING
Visit www.proxyvote.com or the website on your voting instruction form.	Call 1-800-690-6903 or the number on your voting instruction form.	Send your completed and signed proxy card or voting instruction form to the address on your proxy card or voting instruction form.	If you plan to attend the meeting in person, you will need to bring a government-issued picture ID and proof of ownership of Everi Holdings Inc. common stock as of the record date.

Annual Meeting Proposals

Proposal	Description	Board Recommendation	Page (for more detail)
1	Election of three Class III director nominees named in this Proxy Statement.	☑ **FOR each of the Board's nominees**	16
2	Approval, on a non-binding advisory basis, of the compensation of our named executive officers.	☑ **FOR**	52
3	Vote, on a non-binding, advisory basis, on the frequency of future advisory votes on the compensation of our named executive officers.	☑ **EVERY YEAR**	53
4	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.	☑ **FOR**	85

Stockholders will also transact any other business that properly comes before the meeting.

General

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Everi Holdings Inc. ("we," "us," "Everi," or the "Company") for use at the 2023 Annual Meeting of Stockholders and at any adjournment or postponement thereof. On or about April 21, 2023, we will begin distributing to each stockholder entitled to vote at the 2023 Annual Meeting of Stockholders this Proxy Statement, the Notice of 2023 Annual Meeting of Stockholders, a proxy card or voting instruction form, and our 2022 Annual Report. Shares represented by a properly executed proxy will be voted in accordance with the instructions provided by the stockholder. This summary highlights information contained elsewhere in this Proxy Statement; however, it does not contain all of the information you should consider. You should read the entire Proxy Statement before casting your vote.

Additional information, including "**FREQUENTLY ASKED QUESTIONS**" about this Proxy Statement, the Annual Meeting, and voting can be found on page 87.

2022 Performance Highlights

Everi achieved ongoing growth in 2022, with improved performance in each operating segment. Total Consolidated Company Revenue (" Total Revenue") grew to $782.5 million, an 18% increase compared to 2021 Record revenues in both the Games and FinTech segments drove an 8% increase in operating income to $213.4 million compared to 2021. Net income was $120.5 million, or $1.24 per diluted share, a decrease from 2021, largely due to a large, one-time, non-cash tax benefit received in 2021 for the reversal of a valuation allowance on certain deferred tax assets. The 2022 financial results are significantly better than the performance achieved in 2019, the last full year before the impact of the COVID-19 pandemic.


$782.5 Million
Record Revenues, up 47% compared to 2019
$213.4 Million
Record Operating Income, up 127% compared to 2019
$120.5 Million
Net Income, or $1.24 per diluted share, up 630% compared to 2019
$436.4 Million
Record Games Segment revenues drove an increase in segment operating income to $107.6 million
$346.1 Million
Record FinTech Segment revenues drove an increase in segment operating income to $105.7 million
7,216
Record number of Gaming Machines, up 47% compared to 2019
$42.4 Billion
Record level of funding delivered to customers' casino floors, up 38% compared to 2019
5.0 Million
Number of common shares repurchased in 2022, or 5% of outstanding shares

For more information on our 2022 results and other related financial measures, we refer you to our 2022 Annual Report.

**CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING
STATEMENTS AND WEBSITE REFERENCES**

This Proxy Statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including as they relate to our expectations, goals, or plans related to corporate responsibility, sustainability and environmental matters, employees, policy, business, procurement and other risks and opportunities, as do other materials or oral statements we release to the public. Forward-looking statements are neither historical facts nor assurances of future performance, but instead are based only on our current beliefs, expectations, and assumptions regarding the future of our business, plans and strategies, projections, anticipated events and trends, the economy, and other future conditions, as of the date on which this report is filed, and these are subject to change, including the standards for measuring progress that are still in development. All statements other than statements of historical or current facts, including statements regarding our strategy, our operational objectives, and our environmental and social plans and goals, made in this document are forward-looking and aspirational, and are not guarantees or promises such expectations, plans, or goals will be met. Forward-looking statements often, but do not always, contain words such as "expect," "anticipate," "strive," "aim to," "designed to," "commit," "intend," "plan," "believe," "goal," "target," "future," "assume," "endeavor," "estimate," "seek," "project," "promote," "may," "can," "could," "should" or "will," and other words and terms of similar meaning.

Forward-looking statements are subject to inherent risks, uncertainties, and changes in circumstances that are often difficult to predict and many of which are beyond our control. Our actual results and financial condition may differ materially from those indicated in forward-looking statements, and important factors that could cause them to do so include, but are not limited to, the risks and uncertainties described in our 2022 Annual Report on Form 10-K.

We undertake no obligation to update or publicly revise any forward-looking statements as a result of new information, future developments or otherwise. All subsequent written or oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this section. You are advised, however, to consult any further disclosures we make on related subjects in our reports and other filings with the Securities and Exchange Commission (the "SEC"). Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Corporate Governance Highlights

Our Board has developed strong corporate governance practices to promote long-term value creation, transparency, and accountability to our stockholders. Highlights of our corporate governance policies and structure following the Annual Meeting include:



WHAT WE DO

- **78% Independent Directors - 7 of 9**
- **33% Female Directors - 3 of 9 (Including Chair of Compensation Committee)**
- **"Plurality-Plus" Voting for Directors** (mandatory resignation policy for nominees who fail to receive an affirmative majority of votes cast)
- **Limitations on Outside Public Company Board Service**
- **Lead Independent Director**
- **Separate Chair of the Board and Chief Executive Officer**
- **Entirely Independent Committees**
- **Audit Committee Financial Experts - 4 of 7**
- **Annual Board and Committee Self-Evaluations**
- **Systemic Risk Oversight by Board and Committees**
- **Environmental, Social, and Governance ("ESG") Oversight by Board and Committees**
- **Cybersecurity and Information Technology Oversight by Board and Committees**
- **Regular Executive Sessions of Independent Directors**
- **Investor Outreach Program**
- **Equity Ownership Policy with required holdings for Directors and Executives**
- **Cash and Equity Compensation Clawback Policy**
- **Annual Say on Pay Advisory Vote**
- **"Double-Trigger" for Change in Control Severance Payments**
- **Ongoing Board Refreshment Planning**
- **Executive Succession Planning Process**
- **Comprehensive Code of Business Conduct, Standards and Ethics; Supplier Code of Conduct; and Corporate Governance Guidelines**
- **Compliance Hotline**



WHAT WE DON'T DO

- **Poison Pill**
- **Allow Pledging of Our Securities**
- **Allow Hedging of Our Securities**
- **Reprice Stock Options without Stockholder Approval**
- **Allow Cash Buyouts of Underwater Stock Options without Stockholder Approval**
- **Grant Excess Perquisites**
- **Allow Excise Tax Gross Ups**

Environmental , Social, and Governance ("ESG")

Environmental Sustainability

Our industry. Our communities. Our world. We focus on the responsibility we have as a financial technology provider and gaming equipment supplier to respect our environment. To support our efforts we have a number of Company-wide programs in place to help protect the environment, including: Reducing Resource Consumption and Waste, Recycling and Parts Refurbishment, and Lowering Carbon Emissions.

Reducing Resource Consumption and Waste	Our ongoing initiatives include consolidating facilities and our physical footprint, as well as supporting remote work for certain positions. We know that these efforts are beneficial to our sustainability efforts, including reduction of our energy, water, and paper consumption. We strive to reduce overall water and electricity usage in our existing domestic offices and production facilities, and in this regard have made the following investments: installed LED lighting, motion-activated lights and faucets, low-flow toilets, and water filtration systems. We have implemented recording and reporting protocols at our domestic corporate and administrative offices and production locations to monitor our environmental impact at those locations, supporting our progress towards setting long-term sustainability targets.
Recycling and Parts Refurbishment	We currently have recycling partners in place for industrial material used in the assembly of our products, including paper, cardboard, certain electronic components, and certain metals. We also work with our suppliers and shippers to repurpose wooden pallets and packaging materials used in shipping our products. In our Games segment, we refurbish and redeploy approximately 40% of our gaming devices at least once during the device's lifetime, as well as repurpose individual component parts to the extent possible. In our FinTech segment, servers and network equipment, including end-of-life hardware for our Automated Teller Machines ("ATMs") and fully integrated kiosks, are also recycled. We also have recycling partners in place for copy paper recycling at nearly all of our domestic administrative offices and production facilities. In 2022, we shredded and recycled approximately 55,000 pounds of paper from our primary Las Vegas, Nevada and Austin, Texas facilities.
Lowering Carbon Emissions	Everi's focus on achieving a reduced carbon footprint and preservation of our precious water supply includes using nearly 100% renewable energy to host our data at the facilities of our data center co-location vendor, Switch. This green energy supply is generated by Nevada solar farms and Western Electricity Coordinating Council hydroelectric plants. The Company is dedicated to the leasing or purchasing of hybrid or electric vehicles ("EV") for its field service personnel, and intends to retire and replace its existing vehicle inventory with such vehicles over a period of time. To date, such purchases have been limited due to supply chain constraints and lack of development of EV service-type vehicles. In 2022, the Company entered into a lease agreement for a new facility being developed in Las Vegas, Nevada, that upon completion, will consolidate the assembly and distribution of its gaming machines previously done in Austin, Texas with our cash access kiosks, loyalty kiosks, and other FinTech products currently assembled in Las Vegas. The new Las Vegas facility, which is designed to cohere to environmental and sustainable stewardship practices during construction and operation, is expected to streamline production and simplify both supply chain processes and the distribution of completed products to customers. The new facility is being built to Everi's specifications to encompass environmental sustainability and create an employee-friendly working environment and is anticipated to meet the certification level of 3 Green Globes science-based rating system established in accordance with the Green Building Initiative. The facility will utilize such elements as low-water landscaping, energy efficient windows, automated LED lighting, high-efficiency plumbing, energy-usage tracking, and solar panels engineered to offset nearly 80% of the power needs, all in an effort to lessen the environmental impact of the facility.

Social Responsibility

We are committed to contributing positively to our communities and to creating and sustaining a positive work environment and corporate culture that fosters employee engagement, health, safety, well-being, diversity and inclusion and equal opportunity. We progress towards this through a focus on recruitment and retention of employees with skills.

Corporate Culture	We foster an inclusive culture among our employees so that the WHY of why we work at Everi reflects our shared commitment to positively impact our employees, partners, customers and their guests, stockholders, communities, and the environment. To build this culture we have invested in programs and implemented standards to promote the community, responsible gaming efforts, ethical business conduct, comprehensive human capital management (diversity and inclusion, talent attraction, retention and development, and rewards) sustainability, giving and volunteerism. In 2021, we created an internal ESG Committee, led by our CEO and General Counsel and comprised of Company employees across various business areas and professional levels, which functions as a central task force for our ESG initiatives.
	Our ESG Committee meets on at least a monthly basis to discuss the Company's ESG framework, identify action items to pursue, review progress with our ESG efforts, discuss recent developments and trends, and to collect feedback from members on potential additional initiatives, activities, and next steps.
	Our Board receives quarterly reports at its Board meetings on ESG developments, trends, and the Company's ESG framework, initiatives, and activities and holds discussions with senior management regarding the efficacy of our efforts. We believe that these efforts will contribute to our long-term business success, empower our team members, and support our Core Company Values: Collaboration, Integrity, Inclusion, Excellence, and Fun.
Diversity and Inclusion	We strive to embrace and live by one of our key Company values: Inclusion. We recognize that we can be at our best only when we embrace and reflect the diversity of not only our employees, but the customers and communities that we serve. We believe diverse backgrounds, perspectives, and talents will enable us to continue to be successful and drive shareholder value.
	The efforts to support diversity in leadership at Everi start with the Board. Currently 33% of Everi's Board members are female and 22% are ethnically diverse. Female Board member, Secil Tabli Watson, is a member of Extraordinary Women on Boards, a private membership community for highly accomplished women actively serving on corporate boards. Our most recently elected female board member, Debra L. Nutton, served as an original board member of Global Gaming Women and was honored by Global Gaming Women with the 2018 Great Women of Gaming Lifetime Achievement Award.
	Everi's Women's Leadership Initiative ("WLI"): Everi continues to work to advance gender diversity, create new opportunities, and increase the representation of women in our workforce through the WLI. To date, over 165 employees have participated in the training, educational, and networking opportunities offered, with the class of 2022 being the most inclusive to date, consisting of approximately 60 members across North America, including fully remote team members.
	Focusing on the importance of training, Company-wide diversity and inclusion training is mandatory for employees and is intended to cultivate an inclusive, engaging, and respectful workplace, and includes separate training on the impact of bias in the selection and hiring processes that is mandatory for hiring managers. Further, in 2022, our executive leadership team set the example for the Company by participating in separate inclusive leadership training. Our total combined hours for mandatory diversity and inclusion training were approximately 2,800 hours for 2022, including supplemental training for hiring managers and the executive leadership team.
Diversity in Hiring	In March 2022, the Company entered into a strategic agreement with the Partnership for Youth Success® Program of the U.S. Army. Through this program, the Company has the opportunity to post open positions for consideration by service women and service men upon their transition from their military service. Upon viewing a position of interest that is in line with their background and expertise, soldiers can then reach out to the Company to seek an interview. Qualified candidates will be guaranteed an interview and they will be considered for employment.
	In November 2022, the Company and Grant a Gift Autism Foundation ("GGAF") entered into a strategic partnership in connection with GGAF's WORKS Intern Vocational Program.

Social Responsibility - Continued

Diversity and Heritage Celebrations	As part of the celebration of Women's History Month in March 2022, the Company hosted for its employees "A Seat at the Table: A Chat with Everi Board Members," with guest speakers Eileen Raney, Maureen Mullarkey, and Secil Tabli Watson, to share some of their personal stories as well as insights and advice they have learned throughout their journeys, and in August 2022, in celebration of Women's Equality Day, the Company also hosted for its employees "A Discussion with Patty Becker." *(Ms. Becker is a leader who has held both governmental and private sector roles in the gaming industry).* In March 2023, the Company's People Operations department (formerly the Company's Human Resources, or HR department) hosted a webinar, "Telling Your Story," for its employees. In May 2022, we also celebrated Military Appreciation Month by recognizing Everi employees and their family members who have served or are actively serving in our armed forces in a commemorative video, as well as a donation to the non-profit organization, K9s for Warriors. In October 2022, we recognized Disability Employment Awareness month where we educated employees that "Inclusion is within Everi-one's Ability" via a weekly email campaign highlighting how we can respect and better accommodate our fellow employees with disabilities. Please refer to page 33 herein for more information on Everi's Diversity and Heritage Celebrations.
Employee Engagement, Satisfaction & Awards	**Sixteen Top Workplaces Awards Since 2021** Aligning with our values of Inclusion and Collaboration, we endeavor to engage with our employees on a regular basis, seeking feedback about their experience at Everi. Through an annual employee engagement survey for the Top Workplaces program, our employees shared their positive feedback and belief in Everi. Looking at the results of this survey, 87% of employees at Everi feel that their manager cares about their concerns, ranking the Company in the Top 11% of all participating companies in the entertainment, hospitality and casino gaming industry. The Company was also ranked in the top 5% of all participating entertainment, hospitality and casino gaming companies because so many of our employees agreed that they have the work-life flexibility they need. **TOP WORKPLACES AWARDS:** In 2022 and through March 2023, Everi received: * Recognition on a national level as one of the "Top Workplaces 2022 USA" * Additional Culture Excellence Awards for categories: Compensation & Benefits, Employee Appreciation, Employee Well-Being, Innovation, Leadership, and Work-Life Flexibility (in addition to the two Culture Excellence Awards received in 2021) * For a second year, received a regional award as ""Nevada Top Workplaces 2022," and "Greater Austin Top Workplaces 2022" * For a second year, received certification as a Great Place to Work® in India * In March 2023, Everi received "Top Workplaces 2023 USA," and has been featured in Energage's list of Top 100 companies with 1,000 - 2,499 employees.
Community Engagement, Giving, and Volunteerism	Community Engagement: Throughout the year the Company focuses on different heritage celebrations, holidays, and commemorations. We seek to connect with our employees to build awareness through educational webinars and guest lecturers, and we engage with the communities in which we operate by donating to various support organizations. Everi was issued a certificate regarding utilization of funds in India for the financial year 2022-2023, disbursed for Corporate Social Responsibility activities in India, specifically, the Company's contribution to the Prime Minister's Citizen Assistance and Relief in Emergency Situations Fund, a fund established to respond to emergency and distress situations such as posed by the COVID-19 pandemic. Charitable Contributions: In 2022, the Company made charitable contributions across many deserving organizations, showcased on our Corporate Social Responsibility webpage at: https://www.everi.com/about-us/corporate-social-responsibility/.

Social Responsibility - Continued

Responsible Gaming	Over the years, the Company has worked with dozens of leading responsible gaming associations across the globe to develop tools to help prevent problem gamblers from obtaining funds in a casino. The Company's initiatives and controlled solutions are designed to enable casinos to enhance their promotion of responsible gaming while helping them comply with local laws, customs, and culture in the prevention of problem gambling. Everi's Personal Self Transaction Exclusion Program ("STeP") is a way for patrons to block access to cash across the Company's national network of ATMs, financial access kiosks, and booth services. Our *CashClub Wallet*™ also includes a self-imposed velocity and transaction limits as a supplement to our existing STeP program.
Benefit Enhancements	As a result of input received from Company employees through our 2022 annual benefits survey, we implemented enhanced benefits effective January 1, 2023, including: • For the eighth year in a row, no increases to employee premiums (contributions) to medical, dental, and vision benefits • An increase in the 401(k) match provided by the Company • New partnership with a new medical provider • New partnership with a new pharmacy benefit provider • Addition of new Second Medical Opinion option • Extension of the mental health and wellness program with easy access to preventative care, self-care and professional services, including virtual coaching sessions
Human Capital	In addition to our Corporate Culture initiatives, Everi implemented initiatives to support career growth, training and development opportunities, new talent acquisition and diverse recruiting, and actively solicited employee feedback. For additional information on Everi's Human Capital initiatives and programs, please refer to page 31 herein, and pages 13-15 of the Company's 2022 Annual Report.

Governance

We are committed to maintaining high standards of corporate governance, which we believe promotes long-term value creation, transparency, and accountability to our stockholders. Our commitment to corporate governance is integral to our business and reflects not only regulatory requirements, New York Stock Exchange ("NYSE") listing standards, and broadly recognized governance practices, but also effective leadership and oversight by our senior management team, the Nominating and Governance Committee ("Nom Gov" or "Nom Gov Committee") of the Board, and the Board.

For information on Everi's Governance initiatives, please refer to **"Corporate Governance Highlights"** *(pages 10-11 herein);* **"Board and Corporate Governance Matters"** *(pages 24-28 herein);* **"Corporate Governance"** *(pages 36-40 herein); and* **"Compensation Governance Practices"** *(page 57 herein).*

For additional information on Everi's ESG initiatives and programs, please refer to page 28 herein, page 13 of the Company's 2022 Annual Report, and the Company's Corporate Social Responsibility webpage at: https://www.everi.com/about-us/corporate-social-responsibility/.

PROXY STATEMENT

PROPOSAL 1
ELECTION OF THREE CLASS III DIRECTORS
(Item No. 1 on the Proxy Card)

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES NAMED BELOW.

Qualifications of Our Class III Director Nominees:

☑   Mr. Fox and Mses. Mullarkey and Watson are independent.

☑   Mr. Fox and Mses. Mullarkey and Watson, respectively, have 6+, 4+, and 1+ years of service on our Board.

☑   The three nominees are highly qualified, experienced, and actively engaged individuals.

Name	Age	Director Since	Principal (or Most Recent) Occupation	Current Committees
Linster W. Fox	73	2016	Retired and previously served as Executive Vice President, Chief Financial Officer and Secretary of SHFL entertainment, Inc., a global gaming supplier, from 2009 up until the company's acquisition by Bally Technologies, Inc. in November 2013	• Audit Committee **(Chair)** • Compensation Committee • Nom Gov Committee
Maureen T. Mullarkey	63	2018	Retired and previously served as Executive Vice President and Chief Financial Officer of International Game Technology (currently known as International Game Technology PLC), a leading supplier of gaming equipment and technology	• Audit Committee • Compensation Committee **(Chair)** • Nom Gov Committee
Secil Tabli Watson	51	2022	Board of Directors of Bank of Marin Bancorp (NASDAQ: BMRC) and its subsidiary, Bank of Marin	• Audit Committee • Compensation Committee • Nom Gov Committee

Our Certificate of Incorporation provides that the number of directors that shall constitute the Board shall be exclusively fixed by resolutions adopted by a majority of the authorized number of directors constituting the Board. The Company's bylaws state that the authorized number of directors of the Company shall be fixed in accordance with the Company's Certificate of Incorporation. Effective January 21, 2022, the Board, acting upon the recommendation of the Nom Gov Committee, increased the size of the Board to ten members. The Board is currently comprised of nine members and the Board continues to evaluate the composition of the Board and consider potential director candidates. Our Certificate of Incorporation and bylaws provide that the Board shall be divided into three classes constituting the entire Board. The members of each class of directors serve staggered three-year terms. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. As of the filing of the Proxy Statement, the Board is composed of the following nine members:

Class	Directors	Term Commencement	Term Expiration
I	Atul Bali[1], Paul W. Finch, Jr.[2], and Randy L. Taylor[3]	2021 Annual Meeting of Stockholders	2024 Annual Meeting of Stockholders
II	Geoffrey P. Judge, Michael D. Rumbolz, and Debra L. Nutton[4]	2022 Annual Meeting of Stockholders	2025 Annual Meeting of Stockholders
III	Linster W. Fox, Maureen T. Mullarkey, and Secil Tabli Watson[5]	2020 Annual Meeting of Stockholders	2023 Annual Meeting of Stockholders

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(1)   Mr. Bali's term of office as Lead Independent Director began effective as of May 18, 2022.

(2)   Mr. Finch's term of office began effective as of February 1, 2022.

(3)   Mr. Taylor's term of office began effective as of April 1, 2022.

(4)   Ms. Nutton's term of office began effective as of April 1, 2023.

(5)   Ms. Watson's term of office began effective as of February 1, 2022.

Recent Board Changes

On January 21, 2022, Ronald V. Congemi, a previous member of the Board since February 2013, informed the Company that he would retire from the Board and would not stand for re-election at the Company's 2022 Annual Meeting. Therefore, Mr. Congemi's last day of service as Lead Independent Director of the Board, and member of the Audit Committee, Compensation Committee, and Nom Gov Committee of the Board, was May 18, 2022. The Board named Atul Bali, an independent member of the Board since November 2019, as Lead Independent Director, effective upon Mr. Congemi's last day of service.

Upon the recommendation of the Nom Gov Committee, on January 21, 2022, the Board appointed Secil Tabli Watson and Paul W. Finch, Jr. as a Class III and Class I director, respectively, each to serve for a term expiring at the Company's 2023 and 2024 Annual Meeting of Stockholders, and each as a member of the Audit Committee, Compensation Committee, and Nom Gov Committee of the Board, effective April 1, 2022.

The Board appointed Michael D. Rumbolz, previously serving jointly as Chair of the Board and Chief Executive Officer of the Company, to serve as Executive Chair of the Board, effective as of April 1, 2022. Effective April 1, 2023, the Company entered into an Executive Chair Agreement (the "Agreement") to reappoint Mr. Rumbolz to serve in the role of Executive Chair of the Board of the Company. Mr. Rumbolz's Agreement with the Company will expire on March 31, 2025. As Executive Chair of the Board, Mr. Rumbolz is an employee of the Company, reporting directly to the Board, and is subject to the Company's policies on the same basis as other senior executives of the Company. The Company requires that the Executive Chair be available to perform the duties of Executive Chair customarily related to this function, including, without limitation: (a) acting as Chair of the Board and stockholder meetings; (b) acting as a liaison between the Company's senior management and the Board and its committees; (c) advising the Company's senior management on matters of Company operations; and (d) otherwise performing the duties of Chair of the Board, as well as such other customary duties as may be determined and assigned by the Board, and as may be required by the Company's governing instruments, including its certificate of incorporation, bylaws, and its corporate governance guidelines, each as amended or modified from time to time, and by applicable law, rule, or regulation, including, without limitation, the Delaware General Corporation Law and the rules and regulations of the SEC.

The Board appointed Randy L. Taylor as President and Chief Executive Officer, succeeding Mr. Rumbolz in the position of Chief Executive Officer, and as a member of the Board, effective as of April 1, 2022. Mr. Taylor previously served as our President and Chief Operating Officer from April 1, 2020 to April 1, 2022, as our Executive Vice President, Chief Financial Officer and Treasurer from March 2014 through March 2020, and as our Senior Vice President and Controller from November 2011 to March 2014.

Upon the recommendation of the Nom Gov Committee of the Board, on March 3, 2023, the Board elected to fill an open vacancy and appointed Debra L. Nutton as a Class II Director to serve for a term expiring at the Company's 2025 Annual Meeting of Stockholders, and as a member of the Audit Committee, Compensation Committee, and Nom Gov Committee of the Board, effective April 1, 2023, and until her successor is elected or qualified, or until her earlier death, resignation, or removal.

Information Concerning the Director Nominees

Upon the recommendation of the Nom Gov Committee of the Board, the Board has nominated Linster W. Fox, Maureen T. Mullarkey, and Secil Tabli Watson, current Class III Directors of the Company, for election as Class III Directors of the Company. Ms. Watson was selected from a group of candidates identified and interviewed by members of the Nom Gov Committee and then presented to, interviewed by, and ultimately selected for membership, by the full Board. If elected, each will serve a three-year term until the Company's 2026 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. Mr. Fox and Mses. Mullarkey and Watson have consented, if elected as Class III Directors of the Company, to serve until their respective terms expire. The Board believes that Mr. Fox and Mses. Mullarkey and Watson will serve if elected, but if a nominee should become unavailable to serve as a director, and if the Board designates a substitute nominee, the person or persons named as proxy in the enclosed form of proxy may vote for a substitute nominee recommended by the Nom Gov Committee and approved by the Board.

Information regarding the business experience of our nominees for election as Class III Directors is provided below, as well as a description of the skills and qualifications that are desirable in light of our business and structure and led to the conclusion that each nominee should serve as a director. Each of the Company's directors will continue in office for the remainder of his or her term, and until a successor is duly elected and qualified, or until his or her earlier resignation or removal. Information regarding the business experience, skills, qualifications, and directorships of each such director is provided below.

Class III Director



Linster W. Fox INDEPENDENT, AUDIT COMMITTEE FINANCIAL EXPERT

Age: 73
Director Since: 2016
Committees: Audit **(Chair)**, Compensation, Nom Gov

BACKGROUND

- Retired and previously served as Executive Vice President, Chief Financial Officer and Secretary of SHFL entertainment, Inc., a global gaming supplier, from 2009 up until the company's acquisition by Bally Technologies, Inc. in November 2013

- Served on the Executive Advisory Board of the Lee Business School at the University of Nevada-Las Vegas from 2015 to 2016

- Served as interim Chief Financial Officer of Vincotech in 2009 and as Executive Vice President, Chief Financial Officer and Secretary of Cherokee International Corp. from 2005 to 2009

- Served in a variety of executive roles over the course of 18 years at Anacomp, Inc., including Executive Vice President and Chief Financial Officer and as a member of the company's Board of Directors

- Began his career as an accountant at PricewaterhouseCoopers LLP

- Mr. Fox is a Certified Public Accountant in the State of California. His license is presently inactive.

- Holds a B.S.B.A. from Georgetown University in Washington, D.C

DIRECTOR QUALIFICATIONS

Mr. Fox provides valuable knowledge and skills to our Board due to his financial background and experience in the gaming industry. Mr. Fox is a certified public accountant, with an inactive license in the State of California, and has been designated as an "audit committee financial expert" in accordance with NYSE listing standards.



Maureen T. Mullarkey INDEPENDENT, AUDIT COMMITTEE FINANCIAL EXPERT

Age: 63
Director Since: 2018
Committees: Audit, Compensation **(Chair)**, Nom Gov

BACKGROUND

- Retired in 2007 as Executive Vice President and Chief Financial Officer of International Game Technology (currently known as International Game Technology PLC), a leading supplier of gaming equipment and technology, a position Ms. Mullarkey held from 1998 to 2007, and served in a variety of financial and executive management positions in her 18 years with the company

- Serves, since 2014, as a director of PNM Resources, Inc. (NYSE: PNM), a holding company with two regulated utilities providing electricity and electric services in the State of New Mexico and Texas

- Served as a director of NV Energy, Inc. from 2008 to 2013 when the company was sold to Mid-American Energy Holdings Company, a subsidiary of Berkshire Hathaway, Inc.

- Served as Entrepreneur in Residence with The Nevada Institute of Renewable Energy Commercialization from 2009 to 2011

- Holds a B.S. from the University of Texas and an M.B.A. from the University of Nevada-Reno

DIRECTOR QUALIFICATIONS

Ms. Mullarkey provides valuable knowledge and skills to our Board due to her financial skills and experience in the gaming industry. Ms. Mullarkey has been designated as an "audit committee financial expert" in accordance with NYSE listing standards.



Secil Tabli Watson INDEPENDENT, AUDIT COMMITTEE FINANCIAL EXPERT

Age: 51
Director Since: 2022
Committees: Audit, Compensation, Nom Gov

BACKGROUND

- Serves, since 2021, as a member of the Board of Directors of Bank of Marin Bancorp (NASDAQ: BMRC) and its subsidiary, Bank of Marin
- Serves, since 2021, as a member of the Board of Landed, Inc., a Series B funded fintech start-up whose mission is to assist essential workers own homes
- Serves, since 2015, on the Strategic Advisory Board of FTV Capital, a private equity firm
- Active as an independent strategy consultant to Fortune 500 companies advising on digital transformation and product management
- Since 2021, a member of Extraordinary Women on Boards (EWOB), a private membership community for highly accomplished women actively serving on corporate boards
- Served as a member of the Board of Directors of McLaren Technology Acquisition Corp. (NASDAQ: MLAIU), a Special Purpose Acquisition Company focused on acquiring fintech companies, from 2021 to March 2023
- Served as Executive Vice President and Head of Digital Solutions for Business, Commercial Banking at Wells Fargo, a financial services company, from 2017 to 2021; Executive Vice President, Head of Wholesale Internet Solutions, Wholesale Banking from 2012 to 2017; Senior Vice President, Internet Services Group, Consumer Banking from 2002 to 2011; Executive Advisor to the Women's Team Member Network from 2018 to 2021; and a member of the Enterprise Diversity Council from 2008 to 2011
- Served as a member of the Board of Directors of the Conservation Society of California and Oakland Zoo from 2013 to 2019; co-chair from 2016 to 2017; vice chair in 2015; and chaired audit, education, and succession planning committees
- Holds an M.B.A. in Finance from The Wharton School, University of Pennsylvania, and a B.A. in Economics and Government/International Relations from Cornell University

DIRECTOR QUALIFICATIONS

Ms. Watson provides valuable knowledge and skills to our Board due to her extensive skills and experience in banking, digital customer experience and transformation, payments solutions, product management, cyber-fraud, and fintech industries. Ms. Watson has been designated as an "audit committee financial expert" in accordance with NYSE listing standards.

Directors Whose Terms Will Expire in Future Years

Each of the Company's directors listed below will continue in office for the remainder of his or her term, and until a successor is duly elected and qualified, or until his or her earlier resignation or removal. Information regarding the business experience, skills, qualifications, and directorships of each such director is provided below.

Class I Directors Whose Term Will Expire in 2024



Atul Bali INDEPENDENT, AUDIT COMMITTEE FINANCIAL EXPERT

Age: 51
Director Since: 2019
Committees: Audit, Compensation, Nom Gov

BACKGROUND

- Serves, since 2021, as non-executive Chairman of The Football Pools Limited, the oldest pool betting company in the world, based in the United Kingdom
- Serves, since 2017, as a director on the Board of Rainbow Rare Earths PLC (LSE: RBW), a producer of Rare Earth Metals with Projects in Burundi, East Africa and in South Africa
- Serves, since 2014, as non-executive Chairman of Instant Win Gaming Ltd., a provider of mobile instant win games to State Lottery operators
- Active as an investor in, and advisor to, a range of privately held lottery, sports betting, igaming, and fintech businesses
- Served as non-executive Chairman of the Board of Meridian Tech Holdings Ltd., a regulated global emerging markets sports betting and online gaming firm, operating in Europe, Latin America, and Africa from 2016 to 2021, and Deputy Chairman of Gaming Realms PLC (LSE: GMR), a developer, publisher, and licensor of mobile games, where he served on the board of directors from 2014 to 2018
- Served as CEO of XEN Group from 2010 to 2012, and thereafter, in divisional President & CEO roles at Aristocrat Technologies Inc. (ASX: ALL) from 2012 to 2014, and RealNetworks, Inc. (NASDAQ: RNWK) from 2014 to 2015
- Served as President and CEO of GTECH G2, a subsidiary of GTECH Corporation (now NYSE: IGT) until 2010, and held various executive positions, including SVP Corporate Development & Strategy, SVP Commercial Services, and VP Global Business Development at GTECH Corporation between 1997 and 2010
- Began his career as a Chartered Accountant with KPMG

DIRECTOR QUALIFICATIONS

Mr. Bali provides valuable knowledge and skills to our Board due to his extensive skills and experience in the interactive gaming, gaming, and fintech industries. Mr. Bali was previously qualified as a Chartered Accountant and has been designated as an "audit committee financial expert" in accordance with NYSE listing standards.



Paul W. Finch, Jr. INDEPENDENT

Age: 59
Director Since: 2022
Committees: Audit, Compensation, Nom Gov

BACKGROUND

- Founder of PWF Advisory Services LLC, a financial technology advisor specializing in payments, risk, identity, and technology, since May 2019
- Founder of The Finch Family Foundation, a non-profit organization dedicated to serving children and families in Arizona, since May 2018
- Served as Chief Executive Officer of Early Warning Services, LLC, a provider of real-time payments, risk and authentication solutions to financial institutions nationwide, from 2003 to 2019
- Served as Executive Vice President, Systems and Operations of eFunds Corporation, a provider of electronic debt payment solutions, and headed global operations, technology, and customer support from 1990 to 2003
- Founder and Chief Executive Officer of ACH Systems, an electronic payment technology outsourcing company specializing in the processing and settlement of U.S. ACH transactions, from 1989 to 2003
- Holds a B.A. in Business Administration from Northern Arizona University

DIRECTOR QUALIFICATIONS

Mr. Finch provides valuable knowledge and skills to our Board due to his extensive skills and experience in payments solutions, risk, and authentication solutions.



Randy L. Taylor NON-INDEPENDENT
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Age: 60
Director Since: 2022
Committees: None

BACKGROUND

- Serves as our President and Chief Executive Officer since April 1, 2022, having previously served as our President and Chief Operating Officer from April 1, 2020 to April 1, 2022, as our Executive Vice President, Chief Financial Officer and Treasurer from March 2014 through March 2020, and as our Senior Vice President and Controller from November 2011 to March 2014
- Mr. Taylor is a Certified Public Accountant in the State of Nevada. His license is presently inactive.
- Holds a B.S. in Accounting from the University of Denver

DIRECTOR QUALIFICATIONS

Mr. Taylor's vast experience in, and knowledge of, the Company's highly-regulated gaming segment, as well as his experience in the Company's financial access business, and skills gained from his 10+ years of service in various positions of the Company, are valuable to our Company and our Board.

Class II Directors Whose Terms Will Expire in 2025



Geoffrey P. Judge INDEPENDENT

Age: 69
Director Since: 2006
Committees: Audit, Compensation, Nom Gov **(Chair)**

BACKGROUND

- Active private equity investor since 2002, working actively with CEOs at his portfolio companies

- Served as a Partner at iNovia Capital, a manager of early-stage venture capital funds, from 2010 to 2017, and served as a Member of the Board of Directors of iNovia portfolio companies from September 2010 until April 2021

- Served as Chief Operating Officer in 2002 of Media Solution Services, Inc., a provider of credit card billing insert media

- Co-founder and Senior Vice President and General Manager from 1997 to 2002 of the media division of 24/7 Real Media

- Served from 1995 to 1997 as Vice President of Marketing for iMarket, Inc., a software company

- Served from 1985 to 1994 in various management positions, including as a Vice President and General Manager in the credit card division of American Express

- Holds an M.B.A. from Columbia University and a degree in economics from Northwestern University

DIRECTOR QUALIFICATIONS

Mr. Judge provides valuable knowledge and skills to our Board due to his extensive knowledge of the Company's business and his experience in the financial services and payments industries.



Michael D. Rumbolz NON-INDEPENDENT
EXECUTIVE CHAIR OF THE BOARD

Age: 69
Director Since: 2010
Committees: None

BACKGROUND

- Serves as our Executive Chair of the Board since April 1, 2022, having previously served as Chair of the Board since May 2021, as our Chief Executive Officer from April 1, 2020 to April 1, 2022, as our President and Chief Executive Officer from May 2016 through March 2020, as our Interim President and Chief Executive Officer from February 2016 to May 2016, and as an independent member of our Board from 2010 until his February 2016 appointment to the Interim President and Chief Executive Officer position

- Served from 2008 to 2010 as a consultant to the Company advising on various strategic, product development, and customer relations matters following the Company's acquisition in 2008 of Cash Systems, Inc., a provider of cash access services to the gaming industry

- Served as Chairman and Chief Executive Officer of Cash Systems, Inc. from January 2005 until August 2008

- Held various positions in the gaming industry, including Vice Chairman of the Board of Casino Data Systems, President and Chief Executive Officer of Anchor Gaming, Director of Development for Circus Circus Enterprises (later Mandalay Bay Group), President of Casino Windsor at the time of its opening in Windsor, Ontario, and has provided various consulting services

- Served as Member and Chairman of the Nevada Gaming Control Board from January 1985 to December 1988

- Former Chief Deputy Attorney General of the State of Nevada from January 1983 to January 1985

- Served as Member and Chairman of the Board of Directors of Employers Holdings, Inc. (NYSE: EIG), a holding company whose subsidiaries are engaged in the commercial property and casualty industry, from January 2000 until May 2020

- Serves as a member of the Board of Directors of VICI Properties Inc. (NYSE: VICI) since October 2017

- Serves as a member of the Board of Seminole Hard Rock Entertainment, LLC since 2008

DIRECTOR QUALIFICATIONS

Mr. Rumbolz's vast experience in, and knowledge of, the highly-regulated gaming industry, both as an operator and as a regulator, as well as his experience in the financial access business, and skills gained from previous and current public and private board service, are valuable to our Company and our Board.



Debra L. Nutton INDEPENDENT

Age: 66
Director Since: April 1, 2023
Committees: Audit, Compensation, Nom Gov

BACKGROUND

- Active executive coach and gaming consultant since June 2021

- Serves as a member of the Advisory Board of U-Ryze, a non-profit organization that offers coaching to the under-served since June 2022

- Served from December 2019 to August 2021 as an advisor to the pre-opening team of Resorts World Las Vegas, a resort hotel.

- Served from July 2013 to July 2018 as Executive Vice President of Casino Operations of Wynn Las Vegas, a resort hotel. From July 2018 to October 2019, served as Vice President Casino Administration, Wynn Resorts (sole focus was on the opening of Encore Boston Harbor)

- Served from April 2001 to April 2013 in various positions of responsibility at MGM Resorts, including the last position she held as Senior Vice President of Casino Operations

- Served as a member of the Advisory Board of Global Gaming Expo ("G2E") from July 2015 to October 2017

- Served as a member of the Board of Global Gaming Women from May 2011 to October 2014

DIRECTOR QUALIFICATIONS

Ms. Nutton's vast experience in, and knowledge of, the highly-regulated gaming industry as an operator, as well as her experience as an executive coach and gaming consultant, are valuable to our Company and our Board.

BOARD AND CORPORATE GOVERNANCE MATTERS

Corporate Governance Philosophy

The business and affairs of the Company are managed under the direction of the Board in accordance with the Delaware General Corporation Law, as implemented by the Company's certificate of incorporation and bylaws. The role of the Board is to effectively oversee the affairs of the Company for the benefit of its stockholders and other constituencies. The Board strives to guide the success and continuity of business through the selection of qualified management. It is also responsible for reviewing the Company's compliance programs so that the Company's activities are conducted in a responsible and ethical manner. The Company is committed to having sound corporate governance principles. Highlights of our corporate governance policies and structure following the Annual Meeting include:

WHAT WE DO

 **78% Independent Directors.** Seven of our nine directors have been determined by us to be "independent" as defined by the SEC and NYSE listing standards, which the Board has adopted as our standards.

 **33% Female Directors.** Three of our nine directors are female.

 **"Plurality-Plus" Voting for Directors.** Director nominees are elected by the highest number of shares cast "for" a director (mandatory resignation policy for nominees who fail to receive an affirmative majority of votes cast).

 **Lead Independent Director.** Our Board, in accordance with provisions as set forth in our Corporate Governance Guidelines, named an independent director of the Board to serve as Lead Independent Director.

 **Entirely Independent Committees.** All seven members of our Audit, Compensation, and Nom Gov Committees are independent.

 **Audit Committee Financial Experts.** Four of the seven members of our Audit Committee qualify as an "audit committee financial expert" as defined by the SEC. The remaining two members qualify as "financially literate."

 **Regular Executive Sessions of Independent Directors.** Our independent directors regularly meet in executive session without management's participation.

 **Limitations on Outside Public Company Board Service.**

- Our independent directors may not serve on more than three boards of public companies in addition to the Company's Board or on more than two audit committees of public companies, including the Company's Audit Committee, unless otherwise approved by the Board.

- A director who is CEO of the Company should not serve on more than two boards of public companies, including the Company's Board.

 **Annual Board and Committee Self-Evaluations.** Our Board and Committee members conduct self-evaluations at least annually to determine whether the Board and its Committees are functioning effectively.

 **Ongoing Board Refreshment Planning.** Periodic review of our Board's composition to create the right mix of skills, background, and tenure.

 **Executive Succession Planning Process.** Our Board oversees CEO and senior management succession planning, which is reviewed at least annually.

 **Code of Business Conduct, Standards and Ethics (and related training).** We have adopted a Code of Business Conduct, Standards and Ethics for our non-employee directors and all employees and provide training on compliance.

 **Supplier Code of Conduct.** We have adopted a Supplier Code of Conduct relating to our third-party suppliers of goods and services.

 **Systemic Risk Oversight by Board and Committees.** Our Board has overall responsibility for risk oversight, while each of our Audit, Compensation, and Nom Gov Committees monitor and address risks within the scope of their particular expertise or charter.

WHAT WE DON'T DO

 **Allow Hedging of Our Securities.** Our officers and directors are prohibited from engaging in any hedging or other speculative trading in our stock.

 **Allow Pledging of Our Securities.** Our officers and directors are prohibited from pledging our stock to secure loans of any type.

 **Grant Excess Perquisites.**

 **Allow Cash Buyouts of Underwater Stock Options without Stockholder Approval.**

 **Poison Pill.** We do not have a "poison pill" or stockholder rights plan.

 **Reprice Stock Options without Stockholder Approval.**

 **Allow Excise Tax Gross Ups**

Corporate Governance

Corporate Governance	Our Corporate Governance Guidelines reflect the Board's commitment to monitoring the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing stockholder value over the long term.
	The Corporate Governance Guidelines address, among other things:
	• Director qualification standards, director selection process, voting, and administration of election of directors;
	• Selection of the Chair of the Board and Chief Executive Officer;
	• Director responsibilities, time commitments, meeting attendance requirements, orientation and continuing education;
	• Equity ownership policy;
	• Director access to management and independent advisors;
	• Management succession planning, development, and review;
	• Annual performance evaluations of the Chief Executive Officer and directors; and
	• Director interaction with stockholders and interested parties.
Code of Business Conduct, Standards and Ethics	Our Code of Business Conduct, Standards and Ethics places emphasis on diversity and inclusion, privacy, safety and health, sustainability, and corporate social responsibility. Our Code of Business Conduct applies to all our employees, officers, directors, consultants, vendors, suppliers, and agents of the Company.
	Our Code of Business Conduct addresses, among other matters:
	• Speaking up and reporting concerns;
	• Potential conflicts of interest;
	• Compliance and adherence to laws, rules, and regulations;
	• Privacy and data protection;
	• Protection and proper use of Company assets and property;
	• Environmental Sustainability;
	• Social Responsibility;
	• Diversity and Inclusion/prohibited harassment;
	• Human rights;
	• Supplier diversity;
	• Workplace safety and health;
	• Charitable contributions;
	• Political activities; and
	• Responsible gaming.
	To the extent required by law, any substantive amendment to, or waiver of this Code of Business Conduct will be disclosed to the public within four business days on the Company's website at: https://www.everi.com/investor-relations/governance/governance-documents/.
Compliance Hotline	Procedures for the confidential, anonymous submission of complaints related to such matters as (i) abuse of authority; (ii) accounting irregularities, theft, or fraud; (iii) bribery, kickbacks, gifts, or entertainment; (iv) business relationships with clients, suppliers, and vendors; (v) conflicts of interest; (vi) discrimination or harassment; (vii) retaliation; or (viii) threats of violence are set forth in the Company's Code of Business Conduct, Standards and Ethics. To facilitate the submission of such complaints, we have implemented a secure compliance hotline and website. The compliance hotline and website are operated by an independent service provider and are available for the anonymous submission of complaints.

Corporate Governance - Continued

Supplier Code of Conduct	Our Supplier Code of Conduct is designed to outline our expectations for responsible business practices of our third-party suppliers of goods and services. Our Supplier Code of Conduct includes our expectations that our third-party suppliers: • comply with all applicable laws and regulations; • conduct business ethically, professionally, with integrity and in good faith; • take reasonable steps to prevent harassment and discrimination; • prohibit forced labor and abuse of labor, including human trafficking; • prohibit child labor; • comply with all applicable laws and regulations regarding work hours, wages, and benefits; • safeguard intellectual property, assets, and confidential information; • promote health and safety; and • support environmental sustainability.
Clawback Policy	Pursuant to the Company's Incentive Compensation Clawback Policy ("Clawback Policy"), in the event of a restatement of the Company's financial results due to the misconduct of any employee, the Board or, if so designated by the Board, the Compensation Committee of the Board, is authorized to take action to recoup all or part of any incentive compensation received by Covered Persons. The Company intends to timely adopt any changes to our Clawback Policy that may be necessary to comply with the final NYSE listing standards implementing the requirements of Exchange Act Rule 10D-1.
Insider Trading Policy	Pursuant to the Company's Insider Trading Policy, our directors and executive officers, as well as other designated employees (collectively our "Insiders"), are prohibited from engaging in the following activities: • Hedging or monetization transactions involving our securities; and • Pledging our securities or holding our securities in a margin account as collateral for a loan. • Trading openly throughout the year as our Insiders are only permitted to trade in our securities during certain open windows of time, to the extent they do not possess material, non-public information.
ESG Oversight by Board and Committees	Our Board receives quarterly reports at its Board meetings on ESG developments, trends, and the Company's ESG framework, initiatives, and activities. As the management and reporting of ESG risks and opportunities evolve, we expect to adapt accordingly to support our industry, our communities, and our world. In addition, the Nom Gov Committee oversees the Company's ESG initiatives and programs.

Corporate Governance Policies

As we continue to grow, innovate, and build a culture based on the principles of respect and transparency, it is our duty to our customers, our business associates, our stakeholders, and the communities we serve, to endeavor to uphold the highest standards of ethical conduct, honesty, integrity, and compliance in all that we do. Our Code of Business Conduct, Standards and Ethics and our Supplier Code of Conduct are designed to promote these core Company values.

Our Code of Business Conduct, Standards and Ethics and Supplier Code of Conduct place emphasis on issues such as diversity and inclusion, human rights and labor practices, privacy, health and safety, environmental sustainability, and corporate social responsibility.

Stockholders may access the Board committee charters, our Code of Business Conduct, Standards and Ethics, Corporate Governance Guidelines, Clawback Policy, and Supplier Code of Conduct in the Corporate Governance section of the "Investors" page on our website at: https://www.everi.com/investor-relations/governance/governance-documents/. Copies of our Board

committee charters, Code of Business Conduct, Standards and Ethics, Corporate Governance Guidelines, Clawback Policy, and Supplier Code of Conduct will be provided to any stockholder upon written request to the **Corporate Secretary, Everi Holdings Inc., 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, or via e-mail to: secretary@everi.com**.

ESG

ESG Oversight Framework

Our shareholders and other stakeholders are increasingly interested in ESG topics. We believe that we can support environmental sustainability and promote social responsibility through our operations, which can contribute to driving and maintaining long-term stockholder value. These concepts can also be important factors for attracting and retaining the highest-caliber, most-productive employees. As such, we are focused on our environmental and social responsibility initiatives, and we are regularly exploring ways to strengthen our culture and corporate responsibility framework.

In Q4 2021, we created as a task force, an internal ESG Committee, led by our CEO and General Counsel and comprised of employees across various functional and professional levels, to oversee the Company's work in the areas of ESG. The ESG Committee meets on at least a monthly basis to discuss the Company's ESG framework, identify key action items to pursue, review progress, discuss recent developments and trends, and to collect feedback on potential additional initiatives, activities, and next steps.

In addition, the Nom Gov Committee oversees the Company's ESG efforts, as it regularly reviews policies, goals, and initiatives related to environmental sustainability, building corporate culture (including diversity and inclusion), supporting our communities, and executing on our human capital management strategy (including corporate culture initiatives, career development, and employee feedback). Our Board receives quarterly reports at its Board meetings on ESG developments, trends, and the Company's ESG framework, initiatives, and activities.

In September 2022, the Compensation Committee engaged Mercer (US) Inc. to provide the Compensation Committee and/or the Nom Gov Committee, as requested, with independent consulting and advisory services related to director and executive compensation philosophy and strategy, short and long-term incentive plan designs, pay-for-performance analysis, reporting disclosures, communications, and other topics, including ESG strategy, and related regulatory action, developments, and trends.

In 2022, the Company's internal ESG Committee reviewed and monitored (i) Company SEC filings and website disclosures related to ESG initiatives; (ii) new proposed SEC rules and other regulatory actions related to ESG, including on environmental impact, climate change and greenhouse gas emissions, and diversity, equity, and inclusion matters; (iii) processes to identify and adopt ESG frameworks and standards, including the Global Reporting Initiative, Sustainability Accounting Standards Board, Task Force on Climate-Related Financial Disclosures, and Carbon Disclosure Project; (iv) Institutional Shareholder Services' and Glass Lewis' guidance on ESG-related matters; and (iv) peer group initiatives related to ESG.

As the management and reporting of ESG risks and opportunities evolve, we expect to adapt accordingly to support our industry, our communities, and our world.

Environmental Sustainability

Reducing Resource Consumption and Waste

Our ongoing initiatives include consolidating facilities and reducing our physical footprint, as well as supporting remote work for certain positions. We know that these efforts are beneficial to our sustainability efforts, including reduction of our energy, water, and paper consumption, as well as providing employee flexibility where possible. Our support of the flexible workplace has allowed us to consolidate certain of our facilities, which in turn has resulted in reductions of our energy, water, and paper consumption.

We have several Company-wide programs in place designed to help protect the environment. We implemented recording and reporting protocols at our corporate headquarters, and our other administrative offices and production locations to monitor our environmental impact at those locations and commence our progress towards setting long-term sustainability targets.

With administrative offices and production facilities worldwide, we are committed to optimizing our use of electricity and water. We have implemented metrics to measure water and electric energy use domestically. We strive to reduce overall water and electric energy usage throughout these domestic facilities through technologies such as motion-activated lights conversion to LED lighting, low-flow toilets, and water filtration systems.

Similarly, to reduce bottled water waste, we have installed water filtration systems and hydration stations at nearly 100% of our domestic administrative offices and production facilities to encourage our employees to utilize refillable water bottles, rather than single use plastic water bottles.

In addition, we have an initiative to reduce our overall paper usage. We reprogrammed our printer settings to default to double-sided printing, resulting in an overall reduction in paper consumption. We reinvested the savings from the lower purchase volume to begin purchasing and using copier paper made from recycled paper products.

Recycling and Parts Refurbishment

We currently have recycling partners in place for industrial material used in the assembly of our products, including paper, cardboard, certain electronic components, and certain metals. We also work with our suppliers and shippers to reutilize wooden pallets and packaging materials used in shipping our products. In our Games segment, we refurbish and redeploy approximately 40% of our gaming devices at least once during the device's lifetime, as well as repurpose individual component parts to the extent possible. In our FinTech segment, servers and network equipment, including end-of-life hardware for our ATMs and fully integrated kiosks, are also recycled.

We also utilize our commercial waste management providers to recycle consumer paper, plastics, and aluminum in all of our facilities. We also have recycling partners in place for copy paper recycling at over 80% of our domestic administrative offices and production facilities. In 2022, we shredded and recycled approximately 55,000 pounds of paper from our primary Las Vegas, Nevada and Austin, Texas facilities.

Lowering Carbon Emissions

Everi's focus on achieving a reduced carbon footprint and preservation of our precious water supply includes using nearly 100% renewable energy to host our data at the facilities of our data center co-location vendor, Switch. This green energy supply is generated by Nevada solar farms and Western Electricity Coordinating Council hydroelectric plants.

The Company is dedicated to the leasing or purchasing of hybrid or EVs for its field service personnel, and intends to retire and replace its existing vehicle inventory with such vehicles over a period of time. The timing of such vehicle acquisitions will be dependent upon the availability of specific vehicle types (e.g., technician vans) and the further expansion of EV charging stations within certain markets we serve. To date, such purchases have been limited due to supply chain constraints and lack of development of EV service-type vehicles.

In 2022, the Company entered into a lease agreement for a new facility in Las Vegas, Nevada, that upon completion, will consolidate the assembly and distribution of its gaming machines previously done in Austin, Texas with our cash access kiosks, loyalty kiosks, and other FinTech products currently assembled in Las Vegas. The new Las Vegas facility is designed to cohere to environmental and sustainable stewardship practices during construction and operation, is expected to streamline production and simplify both supply chain processes and the distribution of completed products to customers. The new facility is being built to Everi's specifications to encompass environmental sustainability and create an employee-friendly working environment and is anticipated to meet the certification level of 3 Green Globes science-based rating system established in accordance with the Green Building Initiative, which demonstrates outstanding success in resource efficiency, reducing environmental impacts, and improving occupant wellness. The facility will utilize such elements as low-water landscaping, energy efficient windows, automated LED lighting, high-efficiency plumbing, energy-usage tracking, and solar panels engineered to offset 80% of the power needs, all in an effort to lessen the environmental impact of the facility. Occupant wellness features include energy-efficient HVAC that will provide four-season thermal comfort to employees throughout the building, including the assembly and distribution areas, low-VOC interior products, shaded parking for all employees, electric recharging stations for vehicles, and waste recycling containers.

In connection with Everi's month-long celebration of Earth Day, Everi celebrated "Everi-Day Acts of Green," and invited employees to share their "Everi-Day Acts of Green," with Everi team members, donated to charities whose mission it is to better the planet through service and educate communities about the power of conservation, and sponsored opportunities for employees to volunteer to work at a local Farmers Market, and participate in Southern Nevada Conservancy's Mount Charleston, Nevada "Spring Cleaning" and Green our Planet's "Refresh a School Garden" events.

Social Responsibility

The Company understands that our long-term success depends in part on our ability to create and sustain a corporate culture that fosters a positive work environment. We believe our focus on employee health and safety, diversity and inclusion, and talent strategies that promote employee development, and employee engagement has, and will continue to, contribute to the Company's overall performance and its future growth. As part of our social responsibility initiatives, we have adopted a Human Rights Statement and Human Rights Policy. For more information on Everi's commitment to human rights and Anti-Modern Slavery, please refer to page 19 of our Code of Business Conduct, Standards and Ethics at: https://www.everi.com/investor-relations/governance/governance-documents/.

Our Company website makes publicly available descriptions of the Company's policies and commitment to Social Responsibility at: https://www.everi.com/about-us/corporate-social-responsibility/.

COVID-19

Our commitment to the safety and health of our customers and workforce also guided us as we addressed the challenges of COVID-19 and variants. Our focus from the outset has been on our people. We proactively took actions to protect our employees and their families from potential virus transmission, including the adoption of a flexible work-from-home policy. For those who continued to work in the office, we implemented a safe workplace program to provide, among other things, workplace health, hygiene, sanitation, and social distancing guidance.

As the global pandemic persisted with varying degrees of impact across the world into 2022, the Company's protocols and procedures continued to evolve, to align with the latest guidance from the Centers for Disease Control and Prevention ('CDC"). We believe our efforts helped position the Company to continue to foster a safe and healthy work environment.

Community

Everi aims to bring positive, lasting change to the communities where we live and work.

Everi provides ongoing support of local charities and community organizations, having contributed to organizations such as those that support the needs of the LGBTQ community (employees participated in The Center, Serving the LGBTQ+ Community of Nevada's "Love is Love" event), at-risk children, individuals with disabilities, and organizations supporting those suffering from various illnesses including adult and pediatric cancer. During the 2022 holiday season, the Company also made donations to various food banks and local charities in its primary employee markets of Las Vegas, Austin, Reno, and Chicago. The Company's contributions have not just been monetary and include in-kind gifts and volunteer time. Everi employees have raised funds, including participation in toy and diaper drives, participation in local walks/runs (Candlelighters-Childhood Cancer Foundation of Nevada's "Superhero 5k," Leukemia & Lymphoma Society's" Las Vegas "Light the Night," in-person walk, Grant a Gift Autism Foundation's "Race for Hope"), and collected suits for those entering the workforce. Everi also celebrated National Volunteer Month and encouraged employees to live the Company's core value of Inclusion by volunteering in-person in their local communities or volunteering virtually. Our employees are the vibe of Everi.

To continue our commitment to community and provide our casino operator customers with a way to complement their own corporate social responsibility initiatives and support their communities, the Company offers the Everi Cares Giving Module®, a product for use with our financial access kiosks that allows casino patrons to donate change from redeemed gaming vouchers. Our customers and their patrons have embraced the concept of the Giving Module and the potential impact from each donation of change. These charities may be national or regional in scope, and they have received nearly 100% of donations collected.

As a Company fueled by technology, we know the importance of encouraging students of all ages to pursue education and future careers in Science, Technology, Engineering, and Mathematics ("STEM") and believe that when students interact with mentors and role models, their confidence and interest in STEM careers increase. We are proud that our employees take the time to participate in local community events where they share their knowledge and expertise with students. For example, through the LV Techies, a Las Vegas-based organization focused on girls and STEM, Everi employees have volunteered their time with female middle school and high school students to share what it means to work in various areas of technology.

Everi was issued a certificate regarding utilization of funds in India for the financial year 2022-2023, disbursed for Corporate Social Responsibility activities in India, specifically, the Company's contribution to the Prime Minister's Citizen Assistance and Relief in Emergency Situations Fund, a fund established to respond to emergency and distress situations such as posed by the COVID-19 pandemic.

Responsible Gaming

As a gaming industry technology supplier, we encourage and promote, and with certain products help enable, responsible gaming. Over the years, our Company has worked with dozens of leading responsible gaming associations across the globe to develop a set of tools to help prevent problem gamblers from obtaining funds in a casino. The Company's initiatives and Everi's Self Transaction Exclusion Program ("STeP") are designed to enable casinos to enhance their promotion of responsible gaming while helping them comply with local laws, customs, and culture in the prevention of problem gambling. Our *CashClub Wallet™* also includes a self-imposed velocity and transaction limits as a supplement to our existing STeP program.

In addition, to further our commitment to Responsible Gaming and to provide our casino operator customers a tool set designed to efficiently maintain compliance with various tax reporting and anti-money laundering requirements, the Company has developed *Everi Compliance®* AML, a platform with features such as quick alerts, currency transaction and suspicious activity report filing, auditable logging, and tax form generation. These Compliance features can similarly be utilized by casinos in support of their responsible gaming initiatives, including Merchant STeP programs.

Human Capital

At Everi, we focus on many key areas of human capital management, including our Company culture, recruiting talent, diversity and inclusion, and employee satisfaction and engagement. Some of our core human capital initiatives in 2022 included the following:

Diversity and Inclusion	Identified and worked with diverse organizations, non-profits, professional associations, and colleges and universities to seek new talent. Offered robust diversity and inclusion training to our employees and hiring managers.
Employee Development and Training	Offered employee training programs on various topics important to our business operations, including data privacy and cybersecurity, courses to enhance leadership and professional development, and courses related to important areas of compliance as outlined in our Code of Business Conduct, Standards and Ethics.
Talent Acquisition and Diverse Recruiting	Utilized tools and discovered locations to identify talent and provide support, including continued partnership with job seekers transitioning from the U.S. Army, and a new partnership with Grant a Gift Autism Foundation.
Employee Engagement, Satisfaction, and Awards	Conducted annual employee engagement surveys in the U.S. through the Top Workplaces and "Great Place to Work" programs, and since 2021, received sixteen Top Workplaces awards, including on a national level and regional levels. *(Please refer to "Employee Satisfaction and Awards" on page 34 herein.)*
Employee Health and Safety	Continued to pivot operations and procedures in response to COVID-19 and variants with guidance from the CDC and continued a remote work-from-home policy to allow for employee flexibility.
Employee Benefits	As a result of input received from Company employees through our annual benefits survey conducted in 2022, and with the support of management and our Board, we implemented enhanced benefits effective January 1, 2023, including: • For the eighth year in a row, no increases to employee premiums (contributions) to medical, dental, and vision benefits • An increase in the 401(k) match provided by the Company • New partnership with a new medical provider • New partnership with a new pharmacy benefit provider • Addition of new Second Medical Opinion option • Extension of the mental health and wellness program with easy access to preventative care, self-care and professional services, including virtual coaching sessions

Composition of Our Workforce

As of December 31, 2022, Everi employed approximately 2,000 people, a vast majority of whom work in the United States. Approximately 800 people are employed within the Games segment and approximately 1,200 people are employed within the FinTech segment. None of our employees are party to a collective bargaining agreement and we have had no labor-related work stoppages.

Corporate Culture Initiatives / Our Workplace

In 2022, we reaffirmed our mission statement and continued to focus on our employees' collective imagination, talent, and innovation with our Company's objectives. Everi's mission statement is to: **"Lead the Gaming Industry Through the Power of People, Imagination and Technology."** This statement highlights our Company's most important asset, our employees, while confirming our mission to offer innovative gaming, financial technology, digital, and loyalty solutions.

At Everi, we are guided by our values of Collaboration, Integrity, Inclusion, Excellence, and Fun. We (i) Harness the power of collaboration; (ii) Act with integrity; (iii) Value Everi-One; (iv) Exceed expectations and be bold. When we deliver on these values consistently, we H.A.V.E. (v) Fun, as further described at our Company website at: https://www.everi.com/careers-culture/. We live these values by investing in programs and implementing standards to promote ethical business conduct, diversity, sustainability, giving and volunteerism, and responsible gaming. These programs support our long-term business success while also empowering our team members.


OUR MISSION STATEMENT
Lead the Gaming Industry Through the Power of People, Imagination and Technology
OUR VALUES
Integrity
ACT WITH INTEGRITY
Collaboration
HARNESS THE POWER OF COLLABORATION
Inclusion
VALUE EVERI-ONE
Excellence
EXCEED EXPECTATIONS AND BE BOLD
Fun
OUR GOAL IS FOR OUR EMPLOYEES TO
HAVE FUN!

Inspired by Author Simon Sinek’s concept of the Golden Circle and the importance of identifying the “WHY” behind your business, Everi has established a company “WHY” Statement. As part of our continued growth and our desire to define and share our Company “WHY” statement more broadly, we apply the Company “WHY” that put our employees and their success front and center:

The Everi “WHY”
Elevate the Success of
Everi Employee
Everi Customer
Everi Day!

Diversity and Inclusion of Our Workforce

At Everi, we strive to embrace and live by one of our key Company values: Inclusion. We recognize that we can be at our best only when we embrace and reflect the diversity of our employees, customers, and the communities that we serve. We are an equal opportunity employer and are committed to maintaining a diverse and inclusive work environment. Our employees are to be treated with dignity and respect in an environment free from harassment and discrimination regardless of race, color, age, gender, disability, sexual orientation, or any other protected class.

The Company activates its commitment to diversity and inclusion by employing a multi-pronged strategy: (i) promoting a fun, friendly, and supportive environment; (ii) valuing inclusion as a top priority and expectation; (iii) focusing resources on recruiting and retaining qualified employees from diverse backgrounds; and (iv) regularly building awareness of the importance and benefits that diversity and inclusion provide to our Company and employees. In 2022, Everi promoted an existing Company employee of the People Operations department to a newly created position, Director, Organizational Development & Diversity, Equity, and Inclusion, to assist the Company with oversight of Diversity, Equity, and Inclusion who is focused on continuing to build and maintain an inclusive workplace for our employees and seeking out and welcoming new talent. In addition, our Compensation Committee and Nom Gov Committee oversee initiatives and metrics in relation to human capital management, including corporate culture, diversity, acceptance, inclusion, and attracting and retaining talent.

Women’s Leadership Initiative

Everi is also working to increase the representation of women in our workforce. In 2017, the Company launched WLI, which seeks to develop and advance gender diversity and create new opportunities and a clearer path for advancement. The WLI is committed to promoting and advocating gender diversity at all levels of leadership through awareness, training, development, and inspiration. Participants in the WLI engage and connect with other WLI members, Company employees and leaders, and

diverse stakeholders in the gaming industry. WLI members also participate in educational programs such as "lunch and learn" events with internal business leaders and training opportunities with experts outside the industry. The WLI leads the Company's mentorship program for U.S. employees, providing the benefit of advice and insights from Everi mentors to mentees.

Diversity Celebrations

At Everi, we also take the time to acknowledge and celebrate the diverse heritage of our employees, customers, and communities. Throughout the year, the Company focuses on different heritage celebrations, holidays, and commemorations, and we connect with our employees to build awareness through educational webinars and guest lectures. We also engage with our communities by donating to charitable organizations that provide local support and services.

As part of the celebration of Women's History Month in March 2022, the Company hosted for its employees "A Seat at the Table: A Chat with Everi Board Members"' with guest speakers Eileen Raney, Maureen Mullarkey, and Secil Tabli Watson, to share some of their personal stories as well as insights and advice they have learned throughout their journeys; and in August 2022 in celebration of Women's Equality Day, the Company also hosted for its employees "A Discussion with Patty Becker." *(Ms. Becker is a leader who has held both governmental and private sector roles in the gaming industry).* In March 2023, Everi's People Operations department hosted for its employees a Women's History Month webinar "Telling Your Story."

In May 2022, we also celebrated Military Appreciation Month by recognizing Everi employees and their family members who have served or are actively serving in our armed forces in a commemorative video, as well as a donation to the non-profit organization, K9s for Warriors.

In October 2022, we recognized Disability Employment Awareness Month where we educated employees that "Inclusion is within Everi-one's Ability" via a weekly email campaign highlighting how we can respect and better accommodate our fellow employees with disabilities, and recently sponsored free registration for employees to join Grant a Gift Autism Foundation - Ackerman Center's "Race for Hope," in Las Vegas, Nevada.

Other Everi Diversity Celebrations included:

- Martin Luther King Jr. Day
- Lunar New Year
- Native American Heritage Month
- Veterans Day
- Hispanic Heritage Month
- Pride Month
- Juneteenth
- Asian Pacific American Heritage Month
- Diwali

Employee Development and Training

We provide development and training opportunities for our employees through a variety of means. The Company offers leadership training and development for newly hired and promoted leaders, as well as a catalog of courses through our online learning platform. This catalog of courses is available to employees and includes a wide variety of leadership and professional development topics, such as conflict management, effective delegation, unconscious bias, effective recognition, coaching and delivering feedback. We believe in supporting each employee's journey, so we also offer training courses on soft skills such as emotional intelligence, email etiquette, and developing presence. In 2022, separate from any department-level training initiatives at our Company, our employees invested approximately 23,800 hours on training programs that educate employees on our Code of Business Conduct, Standards and Ethics, harassment prevention policies, and best practices, IT security best practices, and other personal development soft skills.

Diversity and Inclusion Training

We require Company-wide diversity and inclusion training to cultivate an inclusive, engaging, and respectful workplace. This training is designed to address some of the biggest challenges to advancing inclusion and supporting diversity in the workplace, such as unconscious bias and micro-inequities. In addition, because hiring managers are faced with the critical responsibility of acknowledging and eliminating bias in the hiring process, we have developed manager training that establishes a foundational understanding of how bias affects decision-making, explores the impact of biases on the selection processes, and illustrates the benefits of eliminating bias in hiring. The example we expect our employees to follow comes from the top, as demonstrated by our executive leadership team who also participated in training on inclusive leadership. Our total combined hours for mandatory diversity and inclusion training were approximately 2,800 hours for 2022.

Expansion of Training Catalog

To align with our Company strategy of continued growth, we continued the expansion of our learning catalog through new partnerships with external content providers. The new courses focus on leadership development, business acumen, and team dynamics, as well as technical skills development courses to continue the education of our employees. The expanded catalog is intended to allow the Company's learning and development team to better align with the Company's performance management process and offer tools and development pathways directly to our employees to continue their upward trajectory in their careers.

Talent Acquisition and Diverse Recruiting

The Recruitment Team utilizes tools and systems to search for talent from a broader range of sources, knowing that many of the positions would be filled by individuals working remotely. These tools reduce geographic barriers in the talent acquisition process, yielding a larger talent pool for open roles, including those that require specific skills in the current competitive job market. We also continue to expand our Recruitment Team so that we can effectively identify new talent for our growing business.

At Everi, we believe that creativity and innovation spring from diverse backgrounds and perspectives. With the goals of expanding diverse talent in the workplace, we continue to utilize a blind resume screening process for initial applicants to review talent, experience, and qualifications without certain demographic information. We also look for ways to expand the talent pool and reach new candidates: Members of our Recruitment Team are dedicated to working with different educational institutions, professional associations, student organizations, and other entities to provide information and assistance to their diverse students and job seekers, and to identify new and diverse candidates for our open positions.

In March 2022, Everi further expanded its recruiting initiatives by entering into a strategic agreement with the Partnership for Youth Success® ("PaYS") Program of the U.S. Army. Through this program, the Company has the opportunity to engage with and interview soldiers for possible employment upon transition from their military service. Joining the ranks of many other companies who have partnered with the PaYS program, Everi looks forward to supporting the future success of those who have served our country.



In November 2022, Everi and Grant a Gift Autism Foundation ("GGAF"), a not-for-profit provider of multidisciplinary clinical care and services for families affected by autism spectrum disorder, fetal alcohol spectrum disorder, and other neurodevelopmental disabilities, entered into a strategic partnership in connection with GGAF's WORKS Intern Vocational Program. Through GGAF's Vocational Program, together with community partners, GGAF provides support necessary for teens and adults with autism to gain meaningful employment or preparation to start their own business. Everi and GGAF are working together to identify potential candidates for employment at Everi or "job shadow" roles of interest.



Employee Engagement, Satisfaction, and Awards

Employee Engagement

Aligning with our values of Inclusion and Collaboration, we seek dialogue with our employees on a regular basis, seeking feedback about their experience at Everi. With nearly 73% of our employee population working remotely, we believe maintaining strong employee engagement, and offering methods for employee input continue to be critically important. We utilize several effective employee feedback mechanisms, including employee surveys, Company-wide email communications, and quarterly Town Hall meetings. These tools and platforms provide important Company updates from leadership but also moments for employee participation and involvement. Everi's leadership team directly addresses employee feedback provided through these mechanisms. In doing so, we strive to instill confidence that employee input leads to positive action. As a result of this responsiveness, we have seen increased interest in and dialogue over the results of our employee surveys and an increase in positive scores in targeted areas.

In 2022, Everi organized VIBE ("Volunteer, Invest, Belong, Engage") for its employees to collaborate and participate in planning and execution of office / virtual events, share ideas and participate in the execution of volunteer activities, and identify charities to consider for donations.

Employee Satisfaction and Awards

Sixteen Top Workplaces Awards Since 2021

Since 2021, Everi has participated in the "Top Workplaces" and "Great Place to Work" programs, benchmarking our employee experience against thousands of other organizations across the U.S. Following the completion of the 2022 survey by 78% of our employees, the Company received:

* Recognition on a national level as one of the "Top Workplaces 2022 USA."

* Additional Culture Excellence Awards for categories: Compensation & Benefits, Employee Appreciation, Employee Well-Being, Innovation, Leadership, and Work-Life Flexibility (in addition to the two Culture Excellence Awards received in 2021).

* For a second time, received regional award as "Nevada Top Workplaces 2022," and "Greater Austin Top Workplaces 2022."

* For a second time, received certification as a Great Place to Work® (India at our overseas Technology Development Centers).

* In March 2023, Everi received "Top Workplaces 2023 USA," and has been featured in Energage's list of Top 100 companies with 1,000 - 2,499 employees.

Looking at the results of the 2022 survey, 87% of employees at Everi feel that their manager cares about their concerns, ranking the Company in the Top 11% of all participating companies in the entertainment, hospitality, and casino gaming industry. The Company was also ranked in the top 5% of all participating entertainment, hospitality, and casino gaming companies because so many of our employees agreed that they have the work-life flexibility they need.



Employee Recognition

In Q4 2021, the Company launched an online recognition platform for employees to utilize. Through this platform, leaders and employees at all levels can share recognition and appreciation with their co-workers, peers, and leaders, and give reward points along with the recognition. The rewards points can be redeemed for gift cards or retail items for the recipient, donated to charitable organizations featured on the platform, or converted back by the recipient into points to issue to other employees. After a full year of usage of the platform, more than 90% of employees utilized the program, providing recognition to their fellow employees and giving out reward points. The results of the internal employee engagement survey that was completed in late Q3 2022 showed a 16% overall improvement in the area of Performance and Rewards, which is aligned with the timing of the launch of this new recognition platform.

Employee Health and Wellness; Employee Benefits

Employee Health and Wellness; Reporting

Everi considers the health, safety, and well-being of our employees to be of paramount importance and continues to focus on compliance with applicable laws and regulations regarding workplace health and safety as well as emergency and disaster recovery for its operations. We have policies in place to monitor the working conditions of our employees and implement measures to protect their health, safety, and well-being. We continue to rely upon guidance from national health organizations related to the macro environment with the goal of protecting employees from potential harm. Our confidential online and telephonic hotline, maintained by a third-party on our behalf, enables our employees to report matters that impact the quality of our workplaces and their employee experience, including issues such as discrimination or policy violations. The Company provides this resource to encourage open communication directly from employees.

Procedures for the confidential, anonymous submission of complaints related to such matters as (i) abuse of authority; (ii) accounting irregularities, theft, or fraud; (iii) bribery, kickbacks, gifts, or entertainment; (iv) business relationships with clients, suppliers, and vendors; (v) conflicts of interest; (vi) discrimination or harassment; (vii) retaliation; or (viii) threats of violence are set forth in the Company's Code of Business Conduct, Standards and Ethics. Complaints received and results of investigations conducted are reported to the Board on a confidential basis.

The Company offers a benefits program that provides competitive and comprehensive benefit options at a reasonable cost to our employees; and 2023 marks the eighth year in a row that there has been no increase to employee premiums (contributions) for medical, dental, and vision coverage. The benefit programs include an array of offerings, such as comprehensive medical, dental, vision, and wellness benefits; a discretionary time off program which allows time off not only for vacations but also to celebrate, enjoy, or reflect on holidays or other days of significance to our employees, their families, and communities; parental leave; a 401(k) retirement plan with a Company match, which Company match was increased effective January 1, 2023; pet insurance; and both legal and financial wellness services. Our benefits are designed to recognize and meet the diverse needs of our workforce. To gather employee feedback to make benefit enhancements and improvements, the Company issues an employee benefits survey on an annual basis and uses that input to make improvements. In 2022 (effective January 1, 2023), based on employee feedback received through this survey, the Company made several enhancements to the benefits program that support both the personal and professional needs of our employees, including a new partnership with a new medical provider; new partnership with a new pharmacy benefit provider; addition of new Second Medical Opinion option; and extension of the mental health and wellness program with easy access to preventative care, self-care and professional services, including virtual coaching sessions.

The Company sponsored and encouraged employee participation in virtual and/or in-person health fairs, and celebrated Health and Wellness Month by providing Everi employees with tips, tools, and resources from Everi's benefits partners on physical and mental well-being, including on stress and mental health, staying active and fit, and nutrition.

CORPORATE GOVERNANCE

Board Leadership Structure

On January 21, 2022, Ronald V. Congemi, a member of the Board since February 2013, informed the Company that he would retire from the Board and not stand for re-election at the Company's 2022 Annual Meeting. Therefore, Mr. Congemi's last day of service as Lead Independent Director of the Board, and member of the Audit Committee, Compensation Committee, and Nom Gov Committee of the Board, was May 18, 2022. The Board named Atul Bali, an independent member of the Board since November 2019, as Lead Independent Director, effective upon Mr. Congemi's last day of service.

The Board regularly reviews its leadership structure to evaluate whether the structure remains appropriate for the Company. At the present time, the Board believes that a structure that separates the roles of Chair of the Board and Chief Executive Officer is appropriate to allow our Chief Executive Officer to focus on management of our operations and performance. However, the Board reserves the right to determine the appropriate leadership structure for the Board on a case-by-case basis, taking into consideration at any time the Board's assessment of its and the Company's needs.

The Board appointed Michael D. Rumbolz, previously serving jointly as Chair of the Board and Chief Executive Officer of the Company, to serve as Executive Chair of the Board, effective as of April 1, 2022. Effective April 1, 2023, the Company entered into an Executive Chair Agreement (the "Agreement") to reappoint Mr. Rumbolz to serve in the role of Executive Chair of the Board of the Company. Mr. Rumbolz's Agreement with the Company will expire on March 31, 2025. As Executive Chair of the Board, Mr. Rumbolz is an employee of the Company, reporting directly to the Board, and is subject to the Company's policies on the same basis as other senior executives of the Company. The Company requires that the Executive Chair be available to perform the duties of Executive Chair customarily related to this function, including, without limitation: (a) acting as Chair of the Board at stockholder meetings; (b) acting as a liaison between the Company's senior management and the Board and its committees; (c) advising the Company's senior management on matters of Company operations; and (d) otherwise performing the duties of Chair of the Board, as well as such other customary duties as may be determined and assigned by the Board, and as may be required by the Company's governing instruments, including its certificate of incorporation, bylaws, and its corporate governance guidelines, each as amended or modified from time to time, and by applicable law, rule, or regulation, including, without limitation, the Delaware General Corporation Law and the rules and regulations of the SEC.

The Board appointed Randy L. Taylor as President and Chief Executive Officer, succeeding Mr. Rumbolz in the position of Chief Executive Officer, and as a member of the Board, effective as of April 1, 2022. Mr. Taylor previously served as our President and Chief Operating Officer from April 1, 2020 to April 1, 2022, as our Executive Vice President, Chief Financial Officer and Treasurer from March 2014 through March 2020, and as our Senior Vice President and Controller from November 2011 to March 2014.

The independent directors have strong leadership in Mr. Bali as Lead Independent Director, whose responsibilities include: (a) presiding at meetings of the Board at which the Chair is not present, including executive sessions of the independent directors; (b) reviewing information sent to the Board; (c) serving as liaison between the Chair and the independent directors; (d) being available for consultation and communication with major stockholders upon request; and (e) reviewing the agenda and schedule for Board meetings to provide that there is sufficient time for discussion of all agenda items. The Lead Independent Director also has the authority to call executive sessions of the independent directors.



Board Role in Risk Oversight

Our Board, directly and through its committees, is responsible for oversight of our risk assessment process. The Board's role in the Company's risk oversight process includes receiving regular reports from members of our management team with respect to material risks that the Company faces, including, but not limited to: our credit, liquidity, cybersecurity, compliance and legal and regulatory, strategic, and reputational risks. The Board, or the applicable committee of the Board, regularly receives these reports from members of our management team to enable it to identify material risks and assess management's risk management and mitigation strategies, including recent risks that the Company has focused on, including various enterprise risks and market impacts. The Board engages with the Company's CEO, Chief Financial Officer, Chief Legal Officer, and Compliance Officer, along with other members of management, to determine the Company's risk tolerance and endeavors to see that management identifies, evaluates, and properly manages and mitigates the overall risk profile of the Company.

Audit Committee

Assesses risks relating to the Company's financial statements; and

Oversees both the Company's external and internal audit functions and oversees the Company's compliance with applicable laws and regulations

Compensation Committee

Oversees the management of risks relating to the Company's executive compensation plans and arrangements; and

Oversees the Company's Equity Incentive Plan and issuance of equity

Nom Gov Committee

Reviews, no less than annually, the independence of our Board and potential conflicts of interest concerning our Board and senior executives; and

Oversees the Company's ESG initiatives

The Board's Role in Overseeing Cyber-Risk

We employ multiple methods and technologies to secure the Company's products, data, and computing environments and maintain the confidentiality, integrity, and availability of our information assets. Our Chief Information Security Officer ("CISO"), CEO, and Board oversee the Company's Information Security Program and cybersecurity risk. The CEO and our Board receive quarterly reports from the Company's CISO on the Company's cyber-risk profile and information security initiatives. The Company's Information Security Program is administered by the CISO, who maintains a direct reporting line to the CEO and the Board. The Board regularly receives information regarding evolving cybersecurity threat landscape from the CISO and management, and is apprised directly of incidents exceeding certain risk tolerances.

Information Technology and Cybersecurity Oversight

Cybersecurity impacts all aspects of our business, and it is especially impactful to our operations, governance, compliance, and product development. Our team members regularly receive training on key issues, such as enterprise security, malware, anti-phishing, and data protection best practices. Specialized security training is provided to our product development teams as well as our executive team. In addition to our security training, at least quarterly we send out simulated phishing emails to everyone in the Company to evaluate and train individuals to identify actual phishing emails. Beyond training, Everi has in place multiple systems and programs to prevent attacks and mitigate threats such as ransomware. A few of these are multi-factor authentication ("MFA"), immutable backups, monthly vulnerability scanning, and next generation firewalls. We regularly engage third-party service providers and consultants to assess and identify risks, vulnerabilities, and the maturity of our security program.

No less than annually, we perform table-top exercises of simulated cyber incidents with the executive team. These exercises allow us to measure our readiness and prepare for an actual cyber incident. In alignment with best practices, we maintain a cybersecurity insurance policy as well as a retainer with a third-party incident response company. We continue to reduce risk and improve our cybersecurity through additional projects, which include improving our application and product security testing and SOC 2 certification of our products. Information security is also an element of the Enterprise Risk Management assessment periodically performed by management under the supervision of the Audit Committee and Board.

Cybersecurity Highlights

• We utilize a comprehensive, best practice-based strategy in managing our cybersecurity and information technology infrastructure, including "zero trust" security measures, external threat monitoring, access and authentication controls, incident response planning and testing of risk management controls and procedures.

• We utilize independent third-party assessors and testers to evaluate the effectiveness and maturity of the security program, as well as the security of our products. The results of these assessments are provided to the CEO and Board on a quarterly basis.

• The CISO and security team meet with the executive team on a bi-weekly basis to review security initiatives and provide updates to changes of our cybersecurity risk profile.

ESG Oversight

Our shareholders and other stakeholders are increasingly interested in ESG topics. We believe that that we can support environmental sustainability and promote social responsibility through our operations, which can contribute to driving and maintaining stockholder value. These concepts can also be important factors for attracting and retaining the highest-caliber, most-productive employees. As such, we treat our environmental and social initiatives seriously, and we are regularly exploring ways to strengthen our culture and corporate responsibility framework. The Board has implemented measures to further advance our ESG initiatives and has tasked the Nom Gov Committee with the primary responsibility for providing independent Board-level oversight of the Company's corporate environmental sustainability and social responsibility efforts, as it regularly reviews our ESG-related policies, goals, and initiatives. Our management-level ESG Committee provides formal updates to the Board throughout the year on environmental sustainability and social responsibility, and our Board receives quarterly reports from the Nom Gov Committee and management on ESG developments and trends, as well as our ESG framework, initiatives, and activities.

Executive Sessions of Independent Directors

Pursuant to our Corporate Governance Guidelines and the NYSE listing standards, to promote open discussion among non-employee directors, our non-employee directors regularly meet in executive sessions of non-employee directors. The executive sessions occur after each regularly scheduled meeting of the entire Board and at such other times that the non-employee directors deem necessary or appropriate. The Lead Independent Director presides over the executive sessions of the independent directors.

Director Attendance at Meetings of the Board and its Committees and Annual Meeting of Stockholders

Our Board held a total of eight (four regular and four special meetings) during the year ended December 31, 2022. During 2022, our directors attended an average of 99.7% of the aggregate of the total number of meetings of our Board and the total number of meetings held by all Board committees on which such person served.

All of our then-serving directors attended our 2022 annual meeting held on May 18, 2022. We do not have a formal policy regarding director attendance at annual meetings; however, our directors are expected to attend all Board and committee meetings, as applicable, unless the director has a valid excuse for absence, and to meet as frequently as necessary to discharge their responsibilities.

Director Independence

Our Corporate Governance Guidelines provide that a majority of our directors serving on our Board must be independent as required by, and defined by, the rules, regulations, and listing qualifications of the NYSE. In general, a director is deemed independent if the director has no material relationships with our Company that may interfere with the exercise of the director's independence from management and our Company. Our Board, after broadly considering all relevant facts and circumstances regarding the past and current relationships, if any, of each director with the Company, has affirmatively determined that all of the Company's non-employee directors, Messrs. Judge, Fox, Bali, Finch, and Mses. Mullarkey, Watson, and Nutton are independent directors, and determined that there are no material relationships that would interfere with the exercise of such directors' independence from management and our Company. Our Board also determined that Mr. Congemi, who retired from the Board on May 18, 2022, and Ms. Raney, who retired from the Board on December 31, 2022, were independent during the time each served as director.

In making these independence determinations, our Nom Gov Committee reviewed and presented to the Board to consider, the following relationships and transactions, which the Board found did not affect the independence of the applicable director:

- **Atul Bali.** Mr. Bali is (i) an advisor to an online instant win gaming company that is a current licensor of Everi content, and a holder of stock options totaling less than 5% of that company's outstanding shares; and (ii) an advisor to a financial software company that provides certain software and services to Everi as well as a Remote Gaming Server platform provider for multiple competing content providers.

Regular Board and Committee Evaluations

The Board and the Audit, Compensation, and Nom Gov Committees have an annual evaluation of the committees and of the Board as a whole. In 2022, there was a Board and committee evaluation process, which focused on their roles and effectiveness, as well as fulfillment of their fiduciary duties. The evaluations were conducted and completed anonymously through an independent third-party provider to encourage candid feedback. The results of the evaluations are reported to and reviewed by the full Board. Each committee and the Board was satisfied with its performance and considered itself to be operating effectively, with appropriate balance among governance, oversight, strategic, and operational matters.

BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors

Our Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nom Gov Committee. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues. The composition of the Board committees complies with the applicable rules of the SEC, the NYSE, and applicable law. Our Board has adopted written charters for its Audit Committee, Compensation Committee, and Nom Gov Committee.

The table below depicts the Committee membership during fiscal year 2022 (excepting Ms. Nutton, a newly appointed member of the Board and committees effective as of April 1, 2023), and the current Committee membership as of the date of this Proxy Statement. Our Board believes that at this time, it is appropriate for each of the Board's non-employee/independent directors to serve on each of our committees. This approach encourages focused discussions that benefit from the variety of perspectives and experiences represented by each of our non-employee directors. Our Board also benefits from a majority of members being apprised of committee activities, which allows for the Board to respond quickly as needed to issues that arise. Our Board has determined that each of the members of our standing committees identified below is "independent," as defined under and required by the rules of the SEC and the NYSE. Directors, Michael D. Rumbolz, Executive Chair of the Board as of April 1, 2022, and Randy L. Taylor, President and Chief Executive Officer as of April 1, 2022, do not serve as a member of any committees of the Board as they are not "independent," as defined under and required by the rules of the SEC and the NYSE.

Name	Independent	Audit	Compensation	Nom Gov Committee	# of Other Public Company Boards
Geoffrey P. Judge	✓	●	Chair[6]	Chair[7]	0
Ronald V. Congemi[1]	✓	●	●	●	0
Eileen F. Raney[2]	✓	●	●	Chair[7]	0
Linster W. Fox	✓	Chair	●	●	0
Maureen T. Mullarkey	✓	●	Chair[6]	●	1
Atul Bali	✓	●	●	●	1
Paul W. Finch, Jr.[3]	✓	●	●	●	0
Secil Tabli Watson[4]	✓	●	●	●	2
Debra L. Nutton[5]	✓	●	●	●	0

_____

(1) Mr. Congemi retired on May 18, 2022.

(2) Ms. Raney retired on December 31, 2022.

(3) Mr. Finch's service as a member of the Audit, Compensation, and Nom Gov Committees began effective as of February 1, 2022.

(4) Ms. Watson's service as a member of the Audit, Compensation, and Nom Gov Committees began effective as of February 1, 2022.

(5) Ms. Nutton's service as a member of the Audit, Compensation, and Nom Gov Committees began effective as of April 1, 2023.

(6) Mr. Judge ceased serving as Chair of the Compensation Committee on February 14, 2023, and Ms. Mullarkey was appointed by the Board to serve as Chair of the Compensation Committee effective February 14, 2023.

(7) Ms. Raney ceased serving as Chair of the Nom Gov Committee upon her retirement effective December 31, 2022, and Mr. Judge was appointed by the Board to serve as Chair of the Nom Gov Committee effective February 14, 2023.

Audit Committee

Our Audit Committee is comprised entirely of directors who satisfy the standards of independence established under the applicable SEC rules and regulations, NYSE listing standards, and our Corporate Governance Guidelines. Also, each member of our Audit Committee satisfies the financial literacy requirements of NYSE listing standards.

MEMBERS	The Audit Committee has responsibility to, among other things, review and discuss with management and our independent auditor, each, as appropriate:
Linster W. Fox **(Chair)*** Geoffrey P. Judge** Maureen T. Mullarkey* Atul Bali* Paul W. Finch, Jr.* Secil Tabli Watson** Debra L. Nutton** Meetings in 2022: 5 * "Audit Committee Financial Expert" in accordance with NYSE listing standards ** "Financially Literate" in accordance with NYSE listing standards	▪ the integrity of our financial statements in accordance with generally accepted accounting principles ("GAAP") and applicable rules and regulations of the SEC and the NYSE, including the Company's annual and quarterly audited financial statements; ▪ the performance and adequacy of the Company's internal audit function and internal auditor; ▪ policies with respect to risk assessment and risk management, including information technology risks (inclusive of but not limited to data privacy and security issues) and major financial risk, and the steps management has taken to monitor and control such exposures (further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "**BOARD AND CORPORATE GOVERNANCE MATTERS —** *Board Role in Risk Oversight*" above); ▪ the performance and independence of the Company's independent auditor; ▪ our compliance with certain legal and regulatory requirements, including reports from the Company's independent auditor in connection with the preparation of the Company's financial statements; and ▪ related-party transactions.

Compensation Committee

Our Compensation Committee is comprised entirely of directors who satisfy the standards of independence established under the applicable SEC rules and regulations, NYSE listing standards, and our Corporate Governance Guidelines.

MEMBERS	Pursuant to its charter, the purposes of the Compensation Committee are to, among other things:
Maureen T. Mullarkey **(Chair)**	▪ oversee the responsibilities of our Board relating to compensation of our executive officers;
Geoffrey P. Judge	▪ oversee initiatives and metrics in relation to human capital management, including corporate culture, diversity, acceptance, inclusion, and attracting and retaining talent;
Linster W. Fox	▪ produce the annual Compensation Committee Report for inclusion in our proxy statement and Annual Report on Form 10-K, as applicable, per applicable rules and regulations; and
Atul Bali	▪ design, recommend, and evaluate our executive compensation plans, policies, and programs.
Paul W. Finch, Jr.	In addition, our Compensation Committee works with our executive officers, including our Chief Executive Officer, to implement and promote our executive compensation strategy. See "**EXECUTIVE COMPENSATION — *Compensation Discussion and Analysis*"** for additional information on our Compensation Committee's processes and procedures for the consideration and determination of executive compensation.
Secil Tabli Watson	
Debra L. Nutton	According to its charter, our Compensation Committee has the sole authority, at our expense, to retain, terminate, and approve the fees and other retention terms of outside consultants to advise our Compensation Committee in connection with the exercise of its powers and responsibilities. In conjunction with the Company's issuance of a Request for Proposal ("RFP"), in September 2022, the Compensation Committee replaced Aon plc ("Aon") with Mercer (US) Inc. ("Mercer") to provide the Compensation Committee and/or the Nom Gov Committee, as requested, with independent consulting and advisory services related to executive and director compensation philosophy and strategy, short and long-term incentive plan designs, pay-for-performance analysis, reporting disclosures, communications, and other topics, including ESG strategy and related regulatory actions, developments, and trends. See *"Director Compensation"* and "***Role of Compensation Consultants"*** for additional information.
Meetings in 2022: 7	

Compensation Committee Interlocks and Insider Participation

During fiscal year 2022, no member of the Compensation Committee was, or formerly was, an officer or employee of the Company or its subsidiaries. During fiscal year 2022, no interlocking relationship existed between any member of the Company's Board or Compensation Committee, and any member of the board or compensation committee of any other company.

Nom Gov Committee

Our Nom Gov Committee identifies individuals qualified to become members of our Board, makes recommendations to our Board regarding director nominees for the next annual general meeting of stockholders, and develops and recommends corporate governance principles to our Board. Our Nom Gov Committee, in its business judgment, has determined that it is comprised entirely of directors who satisfy the applicable standards of independence established under the SEC's rules and regulations, NYSE listing standards, and our Corporate Governance Guidelines. For information regarding our Nom Gov Committee's policies and procedures for identifying, evaluating, and selecting director candidates, including candidates recommended by stockholders, see *"Director Candidate Qualification and Nomination Process"* below.

MEMBERS	Pursuant to its charter, the purposes of the Nom Gov Committee are to, among other things:
Geoffrey P. Judge (Chair)	▪ compile and present to the Board potential criteria for prospective members of our Board, conduct candidate searches and interviews, and formally propose the slate of directors to be elected at each annual meeting of our stockholders;
Linster W. Fox	▪ advise our Board about appropriate composition and compensation of our Board and its committees;
Maureen T. Mullarkey	▪ develop and recommend to our Board adoption of our Corporate Governance Guidelines, our Code of Business Conduct, Standards and Ethics and our policies with respect to conflicts of interest;
Atul Bali	
Paul W. Finch, Jr.	▪ make recommendations to the Board as to the membership of committees of the Board;
Secil Tabli Watson	▪ oversee and evaluate our Board and management;
	▪ oversee the Company's ESG initiatives and programs; and
Debra L. Nutton	▪ monitor our compliance with applicable laws, rules, and regulations.
Meetings in 2022: 7	In addition, our Nom Gov Committee works with our executive officers, including our Chief Executive Officer, to implement and promote our director compensation strategy. See **"Director Compensation"** for additional information on our Nom Gov Committee's processes and procedures for the consideration and determination of director compensation. According to its charter, our Nom Gov Committee has the authority, at our expense, to retain, terminate, and approve the fees and other retention terms of outside consultants to advise our Nom Gov Committee in connection with the exercise of its powers and responsibilities.

The duties and responsibilities of each of our standing committees are more fully described in their respective charters, which are available at the Corporate Governance section of the "Investors" page on our website at: https://www.everi.com/investor-relations/governance/governance-documents/.

Director Candidate Qualification and Nomination Process

Director Selection Process. Our Nom Gov Committee is responsible for recommending director candidates and nominees to the full Board, in collaboration with the Chair of the Board.

As provided in the charter of the Nom Gov Committee, nominations for director may be made by the Nom Gov Committee or by a stockholder of record entitled to vote. The Nom Gov Committee will consider and make recommendations to the Board regarding any stockholder recommendations for candidates to serve on the Board. The Nom Gov Committee does not consider stockholder recommended candidates differently than other candidates. Stockholders wishing to recommend candidates for consideration by the Nom Gov Committee may do so in accordance with the instructions set forth under "*When are stockholder proposals due for the 2024 Annual Meeting of Stockholders?*" in the "**FREQUENTLY ASKED QUESTIONS**" section of this Proxy Statement.

Our Nom Gov Committee seeks to identify candidates based on input provided by several sources, including (i) other members of the Board, (ii) officers and employees of the Company, and (iii) stockholders of the Company.

Our Nom Gov Committee will also seek ongoing input from the incumbent directors and the Chief Executive Officer, with the goal of identifying and informally approaching possible director candidates in advance of actual need. The Company does not pay any third-party to identify or assist in identifying or evaluating potential nominees. The Board shall itself determine in each case how an invitation to join the Board shall be extended to director nominees, other than those nominated directly by the Company's stockholders.

DIRECTOR QUALIFICATIONS

Key factors that the Nom Gov Committee considers when determining whether to recommend directors for nomination include:

- **Experience** — Particular skills and leadership that are relevant to the Company's industry

- **Diversity** — Diversity of background, race, gender, qualifications, attributes, and skills

- **Age and Tenure** — The age and Board tenure of each incumbent director

- **Board Size** — The Nom Gov Committee periodically evaluates the size of the Board, depending on the Board's needs

- **Board Independence** — Independence of candidates for director nominees, including the appearance of any conflict in serving as a director

- **Board Contribution** — Integrity, business judgment, and commitment

- **Willingness to Continue to Serve** — As applies to current directors if re-nominated

A detailed description of the criteria used by the Nom Gov Committee in evaluating potential candidates may be found in the charter of the Nom Gov Committee which is available at the Corporate Governance section of the "Investors" page on our website at: https://www.everi.com/investor-relations/governance/governance-documents/.

HOW EVERI BUILDS ITS BOARD

The Board regularly identifies potential director candidates in anticipation of retirements, resignations, or the need for additional capabilities. This chart describes the ongoing Nom Gov Committee process to identify highly qualified candidates.



1

Consider Current Board Core Competencies & Strategic Needs

The Board maintains its focus on core competencies of strategic oversight, corporate governance, stockholder advocacy, and leadership and has diversity of expertise and perspective that, collectively, enable the Board to perform its oversight function effectively.

2

Consider Qualified Candidates

Identify exceptional candidates that possess integrity, independent judgment, substantial business experience, diversity, and a skill set to meet existing or future business needs.

3

Check Conflict of Interest References

All candidates are screened for conflicts of interest, and the ability to secure relevant licenses required.

4

Nom Gov Committee

Consider shortlisted candidates; after deliberations, Nom Gov Committee recommends candidates for election to the Board.

5

Full Board

Engage with shortlisted candidate(s); dialogue and decision with a commitment to diverse backgrounds, expertise, and skills, and range of tenures.

6

Regulatory Licensing Process

Initiate and complete regulatory approval process in all applicable jurisdictions.

Outcome

In January 2022, expanded the number of directors to serve on the Board to ten members.

Effective February 1, 2022, added two highly-qualified independent directors, one female, self-identified as ethnically diverse.

Effective April 1, 2023, to fill a vacancy, appointed a highly-qualified independent female director.

Board Diversity

Our Board believes that the Company's directors should possess a combination of skills, professional experience, expertise, and diversity of backgrounds necessary to enable the Board to perform its oversight function effectively. Our Board maintains there are certain attributes every director should possess, as reflected in the Board's membership criteria as discussed above in the "**Director Selection Process**." Accordingly, our Board and our Nom Gov Committee consider the qualifications of directors and director candidates individually, and in the context of the Board's overall composition, and the Company's current and anticipated future needs. The Board assesses the effectiveness of this goal as part of its annual evaluation process.

Board Refreshment

Below presents a snapshot of the expected composition of our Board immediately following the Annual Meeting.



Our Board also believes that directors develop an understanding of the Company and an ability to work effectively as a group over time. This provides substantial value and a significant degree of continuity year-over-year which is beneficial to our stockholders.

Retirement Age

The Board has established a retirement age policy of 75 years for directors, as reflected in our Corporate Governance Guidelines. The Board believes that it is important to monitor its composition, skills, and needs in the context of the Company's long-term strategic goals, and, therefore, may elect to waive the policy as it deems appropriate. The Board believes it is important to balance refreshment with the need to retain directors who have developed, over time, significant insight into the Company and its operations, and who continue to make valuable contributions to the Company that benefit our stockholders.

Director Compensation

Pursuant to the authority granted in its charters, the Compensation Committee and the Nom Gov Committee may engage independent compensation consultants. The consultants report directly to the Compensation Committee and/or the Nom Gov Committee, who may replace the consultants or hire additional consultants at any time.

In 2022, Aon provided independent compensation consultant services in connection with the Compensation Committee's and the Nom Gov Committee's responsibilities related to director compensation, including, but not limited to, advice on director compensation philosophy, incentive plan designs, and reporting disclosures, among other compensation topics.

In June 2022, the Company issued a RFP to engage an outside independent consultant to provide advice on director and executive compensation and ESG matters to the Company's Compensation Committee and/or Nom Gov Committee. The RFP requested firms to respond with information related to: (i) team and experience; (ii) approach to compensation consulting, and ESG / corporate governance methodology; and (iii) observations and recommendations regarding Everi's existing compensation programs, ESG, corporate governance initiatives / disclosures, and the Company's reporting disclosures.

In September 2022, after review of submissions received in response to the RFP, and interviews conducted by members of the Compensation Committee and Nom Gov Committee, the Compensation Committee replaced Aon with Mercer to provide the Compensation Committee and/or the Nom Gov Committee, as requested, with independent consulting and advisory services related to executive and director compensation philosophy and strategy, short and long-term incentive plan designs, pay-for-performance analysis, reporting disclosures, communications, and other topics, including ESG strategy and related regulatory actions, developments, and trends.

The compensation consultants attended meetings of our Compensation Committee and/or the Nom Gov Committee, as requested, and communicated with the Chair of the Compensation Committee and/or the Nom Gov Committee between meetings. Our Compensation Committee and/or the Nom Gov Committee made decisions and/or made recommendations to the Board regarding the compensation of the Company's executives and/or directors, including appropriate peer group(s) against which the Company's executive and director compensation programs are measured. The peer group used for purposes of setting executive compensation as described in the **"Compensation Discussion Analysis"** section of this Proxy Statement was adopted by the Compensation Committee in Q4 2021 for use in the design of the Company's 2022 executive and director compensation programs.

Our Compensation Committee and the Nom Gov Committee regularly review the services provided by its outside consultants and determined their independence in providing compensation consulting services. See also "**Role of Compensation Consultants**" in the "**Compensation, Discussion and Analysis**" section of this Proxy Statement.

Our Compensation Committee and the Nom Gov Committee continue to monitor the independence of its consultants on a periodic basis.

In 2022, our non-employee directors were compensated through annual cash retainers and equity awards for Board and Board Committee service, as follows:

	Annual cash retainers[1]	Equity awards value
All non-employee Board Members	$ 75,000	$ 150,000
Lead Independent Director	30,000	—
Audit Committee Chair	25,000	—
Audit Committee Member	12,500	—
Compensation Committee Chair	20,000	—
Compensation Committee Member	10,000	—
Nom Gov Committee Chair	15,000	—
Nom Gov Committee Member	9,375	—

_____

(1) All non-employee Board Members receive an annual cash retainer. To the extent Board Members perform additional services, they receive additional amounts reflected in this illustration, as applicable.

The following table sets forth the compensation of our independent members of the Board for the fiscal year ended December 31, 2022:

Name[1]	Fees earned or paid in cash	Stock awards value[2]	Total
Linster W. Fox	$ 119,375	$ 137,484	$ 256,859
Geoffrey P. Judge	$ 116,875	$ 137,484	254,359
Eileen F. Raney[3]	$ 112,500	$ 137,484	249,984
Ronald V. Congemi[3]	$ 57,031	$ —	57,031
Maureen T. Mullarkey	$ 106,875	$ 137,484	244,359
Atul Bali	$ 124,375	$ 137,484	261,859
Paul W. Finch, Jr.[4]	$ 106,875	$ 186,804	293,679
Secil Tabli Watson[4]	$ 106,875	$ 186,804	293,679

_____

(1) At December 31, 2022, our independent directors had the following aggregate numbers of outstanding stock awards and shares underlying outstanding option awards:

Name	Vested stock awards[i]	Unvested stock awards	Shares underlying option awards
Linster W. Fox	57,764	7,600	110,000
Geoffrey P. Judge	57,764	7,600	241,000
Eileen F. Raney[3]	65,364	—	160,000
Ronald V. Congemi[3]	—	—	180,000
Maureen T. Mullarkey	57,764	7,600	—
Atul Bali	34,873	7,600	—
Paul W. Finch, Jr.[4]	—	10,000	—
Secil Tabli Watson[4]	—	10,000	—

(i) Represents deferred stock units, for which the time-based vesting requirement has been satisfied; however, these awards will only settle in shares of Common Stock in accordance with the provisions set forth in the grant notices.

(2) Represents the fair value of the directors' Time-based Restricted Stock Awards ("RSUs") awards in fiscal year 2022, as calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Stock Compensation. The RSU awards granted in 2022 to independent members of our Board vest on the first anniversary date following the grant date. Vested shares will be delivered to the reporting person on the earliest of the following events: (i) ten years from the date of grant; (ii) the reporting person's death; (iii) the occurrence of a Change in Control (as defined in our equity incentive plans), subject to qualifying conditions; or (iv) the date that is six months following the reporting person's separation from service, subject to qualifying conditions. For a discussion on the assumptions made in the valuation of the directors' RSU awards, see the notes to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

(3) Mr. Congemi retired on May 18, 2022. Ms. Raney retired on December 31, 2022.

(4) Effective February 1, 2022, we added two new Board members, Secil Tabli Watson and Paul Finch, Jr. In connection with these appointments, the new Board members each received a grant of 2,400 RSUs vesting on the first anniversary of the grant date.

Chief Executive Officer and Senior Management Succession Planning

The Board's deep commitment to excellence in corporate governance is reflected in its regular review of and ongoing work to further its existing senior leadership succession planning to maintain long-term continuity. Our Board periodically reviews the overall composition of our senior management's qualifications, tenure, and experience. Our Chief Executive Officer, after consultation with other members of management, provides the Board with a list of key individuals with immediate impact, the critical area of such individual's impact, short-term/interim action, and long-term action. Our Board reviews this information with our Chief Executive Officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval, or Ratification of Transactions with Related Persons

Under written procedures adopted by the Board, any transaction that is required to be reported under Item 404(a) of Regulation S-K promulgated by the SEC must be reviewed, approved, or ratified, where pre-approval is not feasible by the Audit Committee. The types of transactions subject to these procedures include, but are not limited to:

- the purchase, sale or lease of assets to or from a related person;
- the purchase or sale of products or services to or from a related person; or
- the lending or borrowing of funds from or to a related person.

Approval of transactions with related persons shall be at the discretion of the Audit Committee, but the Audit Committee shall consider:

- the consequences to the Company of consummating or not consummating the transaction;
- the extent to which the Company has a reasonable opportunity to obtain the same or a substantially similar benefit of the transaction from a person or entity other than the related person; and
- the extent to which the terms and conditions of such transaction are more or less favorable to the Company and its stockholders than the terms and conditions upon which the Company could reasonably be expected to negotiate with a person or entity other than the related person.

Further, our Code of Business Conduct, Standards and Ethics requires our non-employee directors and our officers and employees to raise with our General Counsel any material transaction or relationship that could reasonably be expected to give rise to a personal conflict of interest. Our Corporate Governance Guidelines also prohibit the Company's making of any personal loans to directors, executive officers, or their immediate family members.

Transactions with Related Persons

Since the beginning of fiscal year 2022, the Company did not engage in any transactions, and there are not currently proposed any transactions, or series of similar transactions, to which the Company was or will be a party, with related parties that required review, approval or ratification of the Audit Committee or any other committee.

Stockholder Engagement and Outreach

We actively and regularly engage with our stockholders, investors, and analysts, and we value their opinions. We believe in providing timely and transparent information to our investors. Executive management and our Investor Relations team routinely listen to and communicate with our stockholders on a variety of matters relating to our business strategy and performance, corporate governance, board composition and structure, executive compensation program, and corporate responsibility and sustainability initiatives in various forums, which have included and may include:

- quarterly earnings presentations;
- industry conferences, including virtual meetings;
- conference calls; and
- non-deal roadshow presentations.

Throughout 2022, we participated in both in-person and virtual investor conferences and held numerous meetings and calls with analysts and many of our investors. In our meetings, we discussed a variety of topics that are important to investors, including our Company performance and operations, new products and new growth initiatives, capital allocation priorities, industry trends, corporate governance and management succession, and short- and long-term strategic direction. From these various engagements, we gather stockholder feedback which is relayed to our Board and its committees regularly, and work with them to enhance our practices and improve our disclosures.

Communication Between Interested Parties and Directors

Stockholders and other interested parties may communicate with individual directors (including the Chair and Lead Independent Director), the members of a Committee of the Board, the independent directors as a group, or the Board as a whole, by addressing the communication to the named director, the Committee, the independent directors as a group, or the Board as a whole, **c/o Corporate Secretary, Everi Holdings Inc., 7250 South Tenaya Way, Suite 100, Las Vegas, NV 89113, or via e-mail to secretary@everi.com.** The Company's Corporate Secretary will forward all correspondence to the named director, the committee, the independent directors as a group or the Board as a whole, except for spam, junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations, or advertisements or patently offensive or otherwise inappropriate material. The Company's Corporate Secretary may forward certain correspondence, such as product-related inquiries, elsewhere within the Company for review and possible response.

Relationships Among Directors or Executive Officers

There are no family relationships among any of the Company's directors or executive officers.

Executive Employment Agreements

We are party to employment agreements with each of our named executive officers. The material terms of the employment agreements with our named executive officers are described under "**EXECUTIVE COMPENSATION — Compensation of Named Executive Officers —** *Employment Contracts and Equity Agreements, Termination of Employment, and Change in Control Arrangements*."

Director and Officer Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We have purchased and maintain insurance on behalf of all our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

EXECUTIVE OFFICERS

Set forth below is certain information regarding each of our current executive officers, other than Messrs. Rumbolz and Taylor, whose biographical information is presented under **"Class II Directors Whose Term Will Expire in 2025,"** and **"Class I Directors Whose Term Will Expire in 2024,"**respectively.

Name	Age	Position
Michael D. Rumbolz	69	Executive Chair of the Board; *Former Chief Executive Officer*
Randy L. Taylor	60	President and Chief Executive Officer; *Former President and Chief Operating Officer*
Mark F. Labay	51	Executive Vice President, Chief Financial Officer and Treasurer
Dean A. Ehrlich	54	Executive Vice President, Games Business Leader
Darren D. A. Simmons	54	Executive Vice President, FinTech Business Leader
David J. Lucchese	64	Executive Vice President, Sales and Marketing
Kate C. Lowenhar-Fisher	45	Executive Vice President, Chief Legal Officer - General Counsel and Corporate Secretary
Todd A. Valli	48	Senior Vice President, Corporate Finance and Tax & Chief Accounting Officer

Mark F. Labay has served as our Executive Vice President, Chief Financial Officer and Treasurer since April 2020, having previously served as the Company's Senior Vice President, Finance and Investor Relations since April 2014, among other responsibilities since August 2002.

Dean A. Ehrlich has served as our Executive Vice President, Games Business Leader since January 2017, having previously served as an Executive Consultant to the Company since August 2016. Prior to joining the Company, Mr. Ehrlich served in various senior executive positions with WMS Industries Inc., an electronic gaming and amusement manufacturer, from May 2003 through July 2015, which was acquired by Scientific Games Corporation in late 2013, including as Senior Vice President Global Gaming Operations, where he led business for all premium lease products and the development of wide-area progressive strategic initiatives.

Darren D. A. Simmons has served as our Executive Vice President, FinTech Business Leader since January 2019, having previously served as the Company's Payments Business Leader from December 2017 through December 2018, Senior Vice President, Payments Solutions from January 2015 through November 2017, and Senior Vice President, International Business from August 2006 through December 2014.

David J. Lucchese has served as our Executive Vice President, Sales and Marketing since March 1, 2023, having previously served as our Executive Vice President, Sales, Marketing and Digital since April 2020, as our Executive Vice President, Digital and Interactive Business Leader since January 2017, our Executive Vice President, Games since January 2015, our Executive Vice President, Client Operations from March 2014 to January 2015, and our Executive Vice President, Sales from April 2010 to March 2014.

Kate C. Lowenhar-Fisher has served as our Executive Vice President, Chief Legal Officer – General Counsel and Corporate Secretary since March 22, 2021. Prior to joining the Company, Ms. Lowenhar-Fisher served as an Equity Member of the law firm of Dickinson Wright, PLLC from January 2015 to March 2021, and served as Chair of its Gaming & Hospitality Practice Group, where she counseled many of the world's premier gaming companies on regulatory issues in connection with mergers and acquisitions, corporate restructuring, reorganizations, and financings. Prior to Dickinson Wright, PLLC, Ms. Lowenhar-Fisher served as a Shareholder at Brownstein Hyatt Farber Schreck, LLP (formerly known as Schreck Brignone) from September 2002 to December 2014, where she specialized in gaming law and commercial transactions.

Todd A. Valli has served as our Senior Vice President, Corporate Finance and Tax & Chief Accounting Officer since September 2015. Preceding this appointment, Mr. Valli served as Vice President of Corporate Finance and Investor Relations for the Company, among other responsibilities, since September 2011.

PROPOSAL 2

ADVISORY (NON-BINDING) VOTE TO APPROVE THE COMPENSATION OF OUR NAMED
EXECUTIVE OFFICERS (SAY ON PAY)
(Item No. 2 on the Proxy Card)

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

As required by Item 24 of Schedule 14A, we are asking for stockholder approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement, which disclosures include the disclosures under "*Compensation Discussion and Analysis*," the compensation tables, and the narrative discussion following the compensation tables. This proposal, commonly known as a "Say on Pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement.

We believe that the Company has created a compensation program deserving of stockholder support. At our 2022 annual meeting of stockholders, 98.4% of the votes cast supported our executive compensation program for 2022. Our Compensation Committee, which is responsible for designing and administering our executive compensation program, has designed our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects Company performance, job complexity and the strategic value of the applicable position, while promoting long-term retention, motivation, and alignment with the long-term interests of the Company's stockholders.

Please read "*Compensation Discussion and Analysis*" for additional details about our executive compensation program, including information about the 2022 compensation of our named executive officers.

The Board unanimously recommends that stockholders vote in favor of the following resolution:

> "RESOLVED, that the stockholders of Everi Holdings Inc. approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, set forth in the Company's definitive proxy statement for the 2023 Annual Meeting of Stockholders."

Approval of this non-binding, advisory "Say on Pay" resolution requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting at which a quorum is present.

The vote on this proposal is non-binding and advisory in nature and will not affect any compensation already paid or awarded to any named executive officer, and it will not be binding on or overrule any decisions by our Board or our Compensation Committee. Nevertheless, our Board highly values input from our stockholders, and our Compensation Committee will carefully consider the result of this vote when making future decisions about executive compensation. The Board has adopted a policy of providing for annual "Say on Pay" advisory votes. Unless the Board modifies its policy on the frequency of holding "Say on Pay" advisory votes, the next "Say on Pay" advisory vote will occur in 2024.

PROPOSAL 3
NON-BINDING, ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS (SAY ON FREQUENCY)
(Item No. 3 on the Proxy Card)

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE OPTION OF "EVERY YEAR" AS THE FREQUENCY OF FUTURE SAY ON PAY VOTES.

In addition to holding an advisory Say on Pay vote on executive compensation (see Proposal 2), the Dodd-Frank Act also requires that we conduct a separate non-binding advisory vote on the frequency of future Say on Pay votes, commonly referred to as a "Say on Frequency" vote. Stockholders may cast a non-binding advisory vote on whether they would prefer that we hold the advisory Say on Pay vote every year, every two years or every three years. Stockholders may also abstain from voting on this matter.

At the Company's 2017 Annual Meeting of Stockholders, the stockholders voted to hold an advisory Say on Pay vote every year. The Board believed that providing an annual advisory vote was an important means of obtaining feedback from the Company's stockholders about executive compensation, and was consistent with best practices from a governance perspective. Accordingly, following the Company's 2017 Annual Meeting of Stockholders, the Board voluntarily determined to hold annual advisory votes on executive compensation.

We are required to solicit stockholder approval of the frequency of future Say on Pay proposals at least once every six years, although we may seek stockholder input more frequently. For the reasons described below, our Board recommends that our stockholders select a frequency of "every year," or an annual vote.

Our Board believes that the Company's current executive compensation programs directly link executive compensation to our financial performance and align the interests of our executive officers with those of our stockholders. Our Board has determined that an advisory vote on executive compensation every year is the best approach for the Company based on a number of considerations, including the following:

- Annual votes will allow stockholders to provide the Company with their direct input on the compensation philosophy, policies and practices as disclosed in the proxy statement every year;
- Annual votes are consistent with Company policies of annually seeking input from, and engaging in discussions with, the Company's stockholders on corporate governance matters and executive compensation philosophy, policies and practices; and
- Less frequent votes could allow an unpopular pay practice to continue too long without timely feedback.

The Board believes that giving our stockholders the right to cast an advisory vote every year on their approval of the compensation arrangements of our named executive officers is a good corporate governance practice and is in the best interests of our stockholders. We understand that stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this proposal.

Stockholders are not voting to approve or disapprove the recommendation of our Board. Rather, stockholders are being provided with the opportunity to cast a non-binding advisory vote on whether the advisory Say on Pay vote should occur (i) every one year, (ii) every two years or (iii) every three years, or to abstain from voting on the matter.

The vote on this proposal is advisory, and, therefore, is not binding on the Company, our Board or our Compensation Committee in any way. However, our Board and our Compensation Committee value the opinions of our stockholders and will take into account the outcome of the vote in determining the frequency of future advisory votes on the compensation of our named executive officers.

EXECUTIVE COMPENSATION

The Company is a holding company, the principal asset of which is the capital stock of Everi Payments Inc. ("Everi FinTech"), and the capital stock of Everi Games Holding Inc. ("Everi Games Holding"), which is the parent of Everi Games Inc. ("Everi Games"). The executive officers of the Company are employees of Everi FinTech, other than Mr. Ehrlich who is an employee of Everi Games. The references in this Proxy Statement to executive compensation relate to the executive compensation paid by Everi FinTech or Everi Games to such executive officers.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis ("CD&A") describes the philosophy, objectives, and structure of our 2022 executive compensation program for our "named executive officers" or "NEOs." This CD&A is intended to be read in conjunction with the Compensation of Named Executive Officers section contained within this Executive Compensation portion of the Proxy Statement, which provides further historical compensation information.

The following individuals were our NEOs for the fiscal year ended December 31, 2022:

Name	Current Title
Michael D. Rumbolz[1]	Executive Chair of the Board; *Former Chief Executive Officer*
Randy L. Taylor[2]	President and Chief Executive Officer; *Former President and Chief Operating Officer*
Mark F. Labay	Executive Vice President, Chief Financial Officer and Treasurer
Dean A. Ehrlich	Executive Vice President, Games Business Leader
Darren Simmons	Executive Vice President, FinTech Business Leader
David J. Lucchese[3]	Executive Vice President, Sales and Marketing

—————————————

(1) As of April 1, 2022, Mr. Rumbolz began serving as Executive Chair of the Board. Mr. Rumbolz previously served as Chief Executive Officer until April 1, 2022.

(2) As of April 1, 2022, Mr. Taylor began serving as President and Chief Executive Officer. Mr. Taylor previously served as President and Chief Operating Officer until April 1, 2022.

(3) As of March 1, 2023, Mr. Lucchese began serving as Executive Vice President, Sales and Marketing. Mr. Lucchese previously served as Executive Vice President, Sales, Marketing and Digital.

Quick CD&A Reference Guide

Executive Summary	Section I
Compensation Philosophy and Objectives	Section II
Compensation Decision Making Process	Section III
Compensation Competitive Analysis	Section IV
Elements of Compensation	Section V
Additional Compensation Practices and Policies	Section VI

I. Executive Summary

Supported by Everi's compensation policies and practices that strive to align pay for performance, and our belief that strong performance and profitable growth will build long-term shareholder value, the Company reported improved performance in 2022 on both a one-year and three-year comparison. Everi's strong operating and financial performance in 2022 reflects the outstanding dedication and efforts of our team members around the globe. Key operating and financial results increased compared to 2021, and were up dramatically compared to the pre-pandemic record results of 2019, with increased performance realized in both our Games segment and our FinTech segment.

- Total Revenue grew to $783 million, an increase of 18% over 2021, and a 47% gain over 2019.
- Operating income increased to $213 million, an increase of 8% over 2021 and a 127% gain over 2019.
- Earnings per diluted share were $1.24, a decline of 19% from $1.53 in 2021, principally reflecting a $0.62 per diluted share benefit that was incurred in 2021 from a one-time, non-cash tax benefit related to the reversal of a valuation allowance of certain deferred tax assets, but was up dramatically from $0.21 earned in 2019.
- Consolidated Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("AEBITDA")[1] increased to a record $374 million, an 8% increase over 2021 and a 48% gain over 2019.
- As a result of the increase in AEBITDA and disciplined investments, Free Cash Flow[1] increased to a record $187 million, an 18% increase over 2021 and a 326% gain over 2019.
  - With the strength of our operating cash flow, we increased our research and development expenses by 55% over 2021 for the ongoing internal development of new products and product enhancements to support continued long-term growth.
  - We invested $51 million in several tuck-in acquisitions, which added complimentary products and talented people and that significantly expanded our addressable gaming markets, while also extending our addressable markets beyond gaming into adjacent industries such as sports, entertainment, and hospitality venues.
  - We repurchased 5.0 million shares of Everi's common stock for $84.3 million, which was approximately 5% of our stock that was outstanding at January 1, 2022.

At an operating level, revenues in the Games segment rose to a record $436 million and drove an increase in operating income to a record $108 million. Revenues in the FinTech segment rose to a record $346 million and drove an increase in operating income to a record $106 million.



Everi Holdings Inc (EVRI-USQ)
12/31/2019 to 03/31/2023(Weekly) High: 197.71 Low: 17.45 Chg: 27.70%

Legend: Everi Holdings (EVRI-US) — S&P 1000 (SP1000-CME) — S&P 500 (SP50-USA) — S&P Software and Service Select Industry Index (SPSISS-USA)

As a result of the improved operating and financial results, from the end of 2019 through March 31, 2023, the cumulative total stockholder return on the stock of Everi exceeded the cumulative total return performance of the S&P 500, the S&P 1000, as well as the S&P Software and Service Select Industry Index, which includes many smaller capitalization companies similar to Everi, even as Everi and stocks in general have declined since the end of 2021 in the face of macroeconomic uncertainties.

(1) For additional information related to Free Cash Flow and AEBITDA, refer to Appendix A: Unaudited Reconciliation of Selected Financial GAAP to non-GAAP measures.

Management Transition

In addition to our notable operational and financial achievements of the past year, we have also strengthened our leadership team and the governance of our Company:

- Effective April 1, 2022, Michael Rumbolz transitioned from CEO to Executive Chair of the Board. Randy Taylor, our President and former COO, succeeded Mr. Rumbolz as CEO and was added as a new member of our Board effective as of April 1, 2022.

Compensation Actions

The Compensation Committee, in conjunction with the entire Board, has continually strived to make compensation decisions that would be in the best interest of the Company, our stockholders, and our employees. Some highlights from the past year include:

- ***Short-Term Incentives:***

    For FY 2022, our annual cash incentives were based on three metrics: Total Revenue (35%), AEBITDA (35%), and personal goals (30%).

- ***Annual Equity Grants in 2022:***
    Consistent with past years, the Compensation Committee remained conceptually consistent with the prior year in the way it delivered the annual long-term equity awards by granting a mix of Performance-based Stock Units ("PSUs") and RSUs to our executives. The PSUs link executive pay outcomes to consolidated Total Revenue and Adjusted Operating Cash Flow ("AOCF") growth, as measured during the three-year performance period, while the RSUs granted in 2022 vest over a period of three years.

II. Compensation Philosophy and Objectives

The principal objective of the Company's executive compensation policies is to align the executives' incentives with the achievement of the Company's strategic goals, which are in turn designed to enhance shareholder value. The Company designed its executive compensation policies to be both fair and reasonable considering performance, competitive with the compensation paid to executives of similarly situated companies, and to incent its executives to achieve the Company's strategic goals, while at the same time discouraging them and other employees from taking excessive risk.

Our primary objectives can be summed up as such:

- ☑ Align the interests of our executives with those of stockholders;
- ☑ Link executive compensation to the Company's short-term and long-term performance;
- ☑ Attract, motivate, and retain high performing executive officers through competitive compensation arrangements; and
- ☑ Promote long-term value creation and growth strategies.

Compensation Governance Practices

The following is an overview of the highlights of our compensation structure, and the fundamental compensation policies and practices we do and do not use:

WHAT WE DO

Executive Compensation Based on Pay-for-Performance Philosophy. We align the interests of our executives and stockholders through the use of performance-based annual cash incentive compensation and service and performance-based long-term equity incentive compensation.

Double-Trigger Severance Payments. A Change in Control by itself is not sufficient to trigger severance payments, or acceleration of equity vesting; it must also be accompanied by a qualifying termination.

Cash and Equity Clawback Policy. We have a clawback policy regarding the recoupment of incentive compensation if an executive officer willfully committed an illegal act, fraud, intentional misconduct or gross recklessness that caused a mandatory restatement of our financials.

Stock Ownership Guidelines for Officers and Directors. Our officers and directors are required to accumulate stock holdings over a reasonable period of time that is a multiple of their respective base salaries or Board retainers, as applicable.

Independent Committee Members. Our Compensation Committee is comprised of entirely independent members.

Independent Compensation Consultant. We engage an independent compensation consultant to review and provide recommendations regarding our executive compensation program.

Peer Group Analysis. We review total direct compensation (base salary, annual cash incentive, and long-term incentive payments) and the mix of compensation components for the NEOs relative to the peer group as one of the factors in determining if compensation is adequate to attract and retain executive officers.

WHAT WE DON'T DO

Allow Pledging of Our Securities. Our officers and directors are prohibited from pledging our stock to secure loans of any type.

Allow Hedging of Our Securities. Our officers and directors are prohibited from engaging in any hedging or other speculative trading in our stock.

Reprice Stock Options without Stockholder Approval.

Allow Cash Buyouts of Underwater Stock Options without Stockholder Approval.

No Defined Benefit or Supplemental Retirement Plans. We do not provide pension arrangements, retirement plans, or nonqualified deferred compensation plans or arrangements to our executives, other than benefits generally available to our employees.

Allow Excise Tax Gross-Ups.

Grant Excess Perquisites.

Components of Our Compensation Program

The Compensation Committee oversees our executive compensation program, which includes several elements that have been tailored to incentivize and reward specific aspects of Company performance, which our Board believes are important to delivering long-term stockholder value. Key components of our 2022 compensation program are:

Type	Element	Performance Period	Objective	Performance Measured and Rewarded [1][2]
Fixed	Base Salary	Annual	Recognizes an individual's role and responsibilities and serves as an important retention vehicle	• Reviewed annually and set based on market competitiveness, individual performance, and internal equity considerations
Short-Term Incentive Plan				
Performance - based	Annual Incentive Bonus	Annual	Rewards achievement of annual financial objectives and individual performance goals	• Total Revenue (35%) • AEBITDA (35%) [1] • Individual Performance Goals (30%)
Long-Term Incentive Plan				
Performance - based	PSUs (50%)	Long-Term	Supports the achievement of long-term financial objectives and share price	• Total Revenue, (50%) AOCF (50%)[2] • Three-year performance period
Time-based	RSUs (50%)	Long-Term	Aligns the interests of management and stockholders and supports share price growth	• Vests ratably over three years

(1) We define AEBITDA, on a consolidated basis, as adjusted earnings before interest, taxes, depreciation and amortization, loss on extinguishment of debt, non-cash stock compensation expense, accretion of contract rights, non-recurring litigation costs net of settlements received, facilities consolidation costs, asset acquisition expense, non-recurring professional fees, and one-time charges and benefits. For additional information related to AEBITDA, refer to Appendix A: Unaudited Reconciliation of Selected Financial GAAP to non-GAAP measures.

(2) We define AOCF as the Company's AEBITDA reduced by capital expenditures as reported in the Company's annual earnings release filed as an exhibit to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission. For additional information related to AEBITDA and AOCF, refer to Appendix A: Unaudited Reconciliation of Selected Financial GAAP to non-GAAP measures.

2022 Target Total Compensation

Consistent with our desire to align pay and performance, we take the above-mentioned elements and more heavily weight their distribution towards variable (or, "at-risk") compensation. Although our Compensation Committee does not target a specific allocation for each pay element, the Compensation Committee attempts to deliver an appropriate balance between fixed and variable elements, as well as short- and long-term incentives, as evidenced here in the following target pay mix allocation charts.



CEO PAY MIX
Base
Bonus
RSU
PSU
18%
18%
32%
32%
82%
at risk pay

OTHER NEO PAY MIX
Base
Bonus
RSU
PSU
30%
22%
24%
24%
70%
at risk pay

Note: The target pay mix includes annual base salaries, target annual cash incentives and grant date fair values of equity awards issued in connection with the annual grant. The CEO Pay Mix excludes 50,000 equity awards that Mr. Taylor received in connection with his promotion to CEO. These awards consisted of RSUs that vest over a three-year period from the date of grant of April 1, 2022.

2022 Say on Pay Results

At our 2022 Annual Meeting of Stockholders, our Say on Pay proposal received the support of approximately 98.4% of the shares voted, which we believe indicates strong support for our compensation program and practices. Our Compensation Committee believes the support for our ongoing efforts to improve and refine our compensation program, and further align management and stockholder interests was reflected in the strong support for our 2022 Say on Pay proposal. Therefore, the Compensation Committee did not make any changes to our 2022 compensation program directly as a result of the Say on Pay vote.

III. Compensation Decision Making Process

Role of the Board

Our Board has a Compensation Committee, consisting exclusively of independent directors. The Compensation Committee's charter authorizes it to review and approve or to recommend for approval to the full Board, the compensation of our Chief Executive Officer and other executives. Our Board has authorized our Compensation Committee to make various decisions with respect to executive compensation. However, the Board also may make determinations and approve compensation in its discretion, including where the Compensation Committee recommends that the Board considers such executive compensation matters.

Role of the Compensation Committee

Our Compensation Committee evaluates the performance of our Chief Executive Officer and approves the compensation for our Chief Executive Officer considering the goals and objectives of our compensation program for that year. Our Compensation Committee annually assesses the performance of our other executives, and based in part on the recommendations from our Chief Executive Officer, approves the compensation of these executives. Our Compensation Committee may delegate its authority to subcommittees, but retains, and does not delegate, any of its responsibility to determine executive compensation.

Role of Management

At the request of our Compensation Committee, our Chief Executive Officer may attend a portion of our Compensation Committee meetings, including meetings at which our Compensation Committee's compensation consultants are present. This enables our Compensation Committee to review, with our Chief Executive Officer, the corporate and individual goals that the Chief Executive Officer regards as important to achieve our overall business objectives. Our Compensation Committee also requests that our Chief Executive Officer assess the performance of, and our goals and objectives for, certain other officers as deemed appropriate, including our other NEOs. In addition, our Compensation Committee may request certain other executives to provide input on executive compensation, including assessing individual performance and future potential, market data analyses and various compensation decisions relating to bonuses, equity awards, and other pay during the year. None of our executives attends any portion of Compensation Committee meetings at which his or her compensation is discussed except at the request of the Compensation Committee.

Role of Compensation Consultants

Pursuant to the authority granted in their charters, the Compensation Committee and the Nom Gov Committee may engage independent compensation consultants. In September 2022, the Compensation Committee replaced Aon with Mercer to provide the Compensation Committee and/or the Nom Gov Committee, as requested, with independent consulting and advisory services related to executive and director compensation philosophy and strategy, short and long-term incentive plan designs, pay-for-performance analysis, reporting disclosures, communications, and other topics, including ESG strategy and related regulatory actions, developments, and trends. The consultants report directly to the Compensation Committee and/or the Nom Gov Committee, who may replace the consultants or hire additional consultants at any time. The compensation consultants attend meetings of the Compensation Committee and/or the Nom Gov Committee, as requested, and may communicate with the Chair of the Compensation Committee and/or the Nom Gov Committee between meetings.

In 2022, the compensation consultant, Aon, provided advisory services to the Compensation Committee which covered, but were not limited to:

- compensation philosophy
- incentive plan designs
- executive job compensation analysis
- CD&A disclosure

Mercer was engaged in September 2022 as the consultant to the Compensation Committee and/or Nom Gov Committee related to 2023 executive and director compensation programs.

None of the Company's management participated in the Compensation Committee's decision to retain the compensation consultants; however, the Company's management regularly interacted with the compensation consultants and provided information upon the compensation consultants' request. The compensation consultants reported directly to our Compensation Committee with respect to executive compensation matters, and the Compensation Committee may replace the compensation consultant(s) or hire additional consultants at any time. The compensation consultants attended meetings of our Compensation Committee, as requested, and communicated with the Chair of the Compensation Committee between meetings; however, our Compensation Committee made all decisions regarding the compensation of the Company's executive officers.

Our Compensation Committee regularly reviews the services provided by its outside consultants and believes that the compensation consultants are independent in providing executive compensation consulting services. Our Compensation Committee and Nom Gov Committee each conducted specific reviews of each committee's relationship with the compensation consultants in 2022, and independently determined that the compensation consultants' work for the Compensation Committee and/or Nom Gov Committee did not raise any conflicts of interest, consistent with the guidance provided under the Dodd-Frank Act, the SEC, and the NYSE. In making this determination, the Compensation Committee and Nom Gov Committee each noted that during 2022:

- The compensation consultants did not provide any services to the Company or its management, other than services to our Compensation Committee and the Nom Gov Committee, and its services were limited to executive and director compensation consulting and services related to ESG trends, compliance, and disclosure;
- Fees from the Company were less than 1% of the compensation consultants' total revenue;
- None of the compensation consultants who worked on Company matters had any business or personal relationship with the Compensation Committee or Nom Gov Committee members;
- None of the compensation consultants who worked on Company matters had any business or personal relationship with executive officers of the Company; and
- None of the compensation consultants who worked on Company matters directly own Company stock.

Our Compensation Committee continues to monitor the independence of its compensation consultants on a periodic basis.

Compensation Risk Oversight

The Compensation Committee has reviewed and discussed the concept of risk as it relates to the Company's compensation policies and it does not believe that the Company's compensation policies encourage excessive or inappropriate risk taking. Further, the Compensation Committee has endorsed and adopted several measures to further discourage risk-taking, such as robust stock ownership guidelines for its executives and non-employee directors, and a clawback policy that grants the Compensation Committee broad discretion to recover incentive awards from executive and Section 16 officers in the unlikely event that incentive plan award decisions were based on financial results that are subsequently restated.

IV. Compensation Competitive Analysis

The Compensation Committee worked with its independent compensation consultant, Aon, to create a meaningful 2022 peer group for the purposes of assessing the competitiveness and appropriateness of the Company's NEO compensation in the market. To formulate this 2022 peer group, the Compensation Committee looked to identify two types of businesses: Games and FinTech, which represent the two core operations of the Company. From there, the Compensation Committee and its independent compensation consultant screened potential peers for similar size and complexity, using revenue, market capitalization, and enterprise value as its guiding metrics.

Given the complexities and volatility of the industry, the Compensation Committee believes it is not appropriate to rigidly benchmark executive pay to a specific percentile of the group. Instead, the Compensation Committee uses the comparative data merely as a reference point in exercising its judgment about compensation design and setting appropriate target pay levels.

Our 2022 peer group consists of the following companies:

Comparator Company	Ticker	Type
ACI Worldwide, Inc.	ACIW	FinTech
Bread Financial Holdings, Inc. (fka Alliance Data Systems Corporation)	BFH	FinTech
EVERTEC, Inc.	EVTC	FinTech
Green Dot Corporation	GDOT	FinTech
MoneyGram International, Inc.	MGI	FinTech
Shift4 Payments, Inc.	FOUR	FinTech
Accel Entertainment, Inc.	ACEL	Gaming
Golden Entertainment, Inc.	GDEN	Gaming
International Game Technology PLC	IGT	Gaming
Light & Wonder, Inc. (fka Scientific Games Corporation)	LNW	Gaming
PlayAGS, Inc.	AGS	Gaming
SciPlay Corporation	SCPL	Gaming
12 Peers		

2023 Peer Group

In accordance with our annual process, the Compensation Committee reviewed our peer group in October 2022. After consideration of data and perspective provided by Mercer, the Compensation Committee adjusted the peer group including the elimination of one company and the addition of five companies. Bread Financial Holdings, Inc. (fka Alliance Data Systems Corporation) was eliminated from the peer group as the Compensation Committee believed its business model was no longer sufficiently aligned with ours. The five companies added to the peer group included Black Knight, Fair Isaac, GAN Limited, Inspired Entertainment, and Playtika. The additional companies aligned with industry, business model, size and performance criteria that we used to assess the peer group, and continue to represent a balance of companies in the Gaming and FinTech industries. The revised peer group is being used to help inform the Company's 2023 executive compensation programs.

V. Elements of Compensation

The Company's executive compensation policy is simple and transparent in design, and consists primarily of base salary, annual cash incentive awards, and long-term equity incentive awards for fiscal year 2022.

Base Salary Compensation

Base salary compensation is intended to provide an appropriate level of assured cash compensation that is sufficient to retain the services of our executives. Base salary compensation is reviewed annually in connection with the Company's performance review process, and is determined based upon the following factors:

- Position and responsibility;

- Job performance, and expected contribution to the Company's future performance;

- Market factors, including the market compensation profile for similar jobs and the need to attract and retain qualified candidates for high demand positions;

- Internal value of the executive's role based on the relative importance of the job as compared to the Company's other executive officers, as measured by the scope of responsibility and performance expectations; and

- Retention risk and the Company's need to retain high performing and high potential executives.

In February 2022, the Compensation Committee approved the following base salaries, effective April 1, 2022, for our NEOs:

NEO	2022 Base salary		2021 Base salary	
Michael D. Rumbolz[1]	$	200,000	$	750,000
Randy L. Taylor[2]	$	700,000	$	550,000
Mark F. Labay[3]	$	425,000	$	350,000
Dean A. Ehrlich	$	425,000	$	425,000
Darren Simmons	$	400,000	$	400,000
David J. Lucchese	$	400,000	$	400,000

_____

(1) As of April 1, 2022, Mr. Rumbolz began serving as Executive Chair of the Board. Mr. Rumbolz previously served as Chief Executive Officer until April 1, 2022. In connection with his transition, Mr. Rumbolz's base salary was adjusted from $750,000 to $200,000.

(2) As of April 1, 2022, Mr. Taylor began serving as President and Chief Executive Officer. Mr. Taylor previously served as President and Chief Operating Officer until April 1, 2022. In connection with his promotion, including his increased responsibilities, Mr. Taylor's base salary was increased from $550,000 to $700,000.

(3) As of April 1, 2022, Mr. Labay's base salary increased from $350,000 to $425,000, commensurate with his responsibilities and in connection with the terms set forth in his employment agreement.

Annual Incentives

Our NEOs were eligible for the 2022 annual incentive plan, consistent with the Company's pay-for-performance philosophy by providing executives with direct financial incentives in the form of annual incentive bonuses for achieving predetermined individual and Company performance goals.

Each NEO's annual incentive bonus target is established as a percentage of base salary. Such target bonus percentage was either negotiated and set forth in the NEO's employment agreement or otherwise established by the Compensation Committee. The following targets were effective in 2022:

Name	Target
	(As a % of base salary)
Michael D. Rumbolz[1]	50 %
Randy L. Taylor[2]	100 %
Mark F. Labay	75 %
Dean A. Ehrlich	75 %
Darren Simmons	75 %
David J. Lucchese	75 %

_____

(1) As of April 1, 2022, Mr. Rumbolz began serving as Executive Chair of the Board. Under this arrangement, Mr. Rumbolz was eligible to receive a bonus at a target of 50% of his then base salary upon the achievement of certain criteria, consistent with other executives, under the Company's non-equity incentive plan. Mr. Rumbolz previously served as Chief Executive Officer until April 1, 2022, for which he was eligible to receive a bonus at a target of 125% of his then base salary upon the achievement of certain criteria, consistent with other executives, under the Company's non-equity incentive plan.

(2) As of April 1, 2022, Mr. Taylor began serving as President and Chief Executive Officer. Under his arrangement, Mr. Taylor was eligible to receive a bonus at a target of 100% of his then base salary under the Company's non-equity incentive plan. Mr. Taylor previously served as President and Chief Operating Officer until April 1, 2022, for which he was eligible to receive a bonus at a target of 75% of his then base salary. Mr. Taylor also received a one-time bonus of $50,000 in connection with his new position.

2022 Annual Incentive Performance Metrics

For 2022, the Company's annual incentive plan for executives consisted of two financial performance metrics along with individual personal goals with the following weightings:

Name	Total Revenue	AEBITDA[1]	Personal Goals
Michael D. Rumbolz[2]	35.0 %	35.0 %	30.0 %
Randy L. Taylor	35.0 %	35.0 %	30.0 %
Mark F. Labay	35.0 %	35.0 %	30.0 %
Dean A. Ehrlich	35.0 %	35.0 %	30.0 %
Darren Simmons	35.0 %	35.0 %	30.0 %
David J. Lucchese	35.0 %	35.0 %	30.0 %

_____

(1) For additional information related to AEBITDA, refer to Appendix A: Unaudited Reconciliation of Selected Financial GAAP to non-GAAP measures.

The goals associated with the Total Revenue and AEBITDA components of the annual incentive plan and the associated payouts were as follows:

Component	Performance Threshold	Performance Target	Payout Target
Total Revenue	$710.0	$760.3	100%
AEBITDA	$365.0	$378.5	100%

The Individual Performance Goals related to Corporate Strategy, Leadership, and Enhancing Customer and Community Relationships, including:

Corporate Strategy	• Continue to lead in product innovation and technology for the gaming industry. • Introduce best-in-class products and services to our customers. • Maintain and expand the Company's operating footprint in current and additional jurisdictions through technology development and geographic expansion. • Enhance the Company's offerings through new products, strategic partnerships, or acquisitions to achieve growth targets.
Leadership	• Continue developing a more diverse and inclusive culture. • Attract, inspire, and retain the best available talent through innovative compensation and benefit plans. • Identify and mentor prospective NEO successors.
Enhance Customer and Community Relationships	• Amplify the Company's customer service efforts with increased efficiency and additional effective resources to strive for increased levels of customer confidence in our products and service. • Focus on employee work-life balance to increase talent retention and better align employees with the Company's values. • Continue to support the Company's ESG initiatives

2022 Performance and Actual Payouts

For the year ended December 31, 2022, the Compensation Committee determined performance against the annual incentive performance metrics as follows:

- 100% of the Total Revenue goal; and therefore, 35% of the target bonus.

- 67% of the AEBITDA goal; and therefore 24% of the target bonus.

- 55% of the individual goal; and therefore, 16% of the target bonus. The Board determined the individual goal payout based on an assessment against the individual performance goals above as well as based on an assessment of the overall performance of the Company relative to expectations of shareholders.

	Performance	Payout	Weighted Payout
	Actual (in thousands)	**%**	**%**
Total Revenue	$ 782.50	100 %	35 %
AEBITDA	$ 374.10	67 %	24 %
Individual Goals		55 %	16 %
Total			75 %

The Compensation Committee determined to award the following amounts:

Name	Base salary	Target short-term incentive opportunity as a % of base salary	Target short-term incentive opportunity ($)	Total short-term incentive payment [1]	Achieved short-term incentive opportunity as a % of target[2]
Michael D. Rumbolz	$ 200,000 [3]	50 %	$ 100,000	$ 231,601 [4]	75 %
Randy L. Taylor	700,000 [5]	100 %	700,000	471,241 [6]	75 %
Mark F. Labay	425,000	75 %	318,750	239,062	75 %
Dean A. Ehrlich	425,000	75 %	318,750	239,062	75 %
Darren Simmons	400,000	75 %	300,000	225,000	75 %
David J. Lucchese	400,000	75 %	300,000	225,000	75 %

_____

(1) Short-term incentive payments divided by target short-term incentive opportunity amounts may result in different percentage calculations as compared to the achieved short-term incentive opportunity due to proration and salary adjustments that occurred during the year.

(2) The short-term incentive opportunity achievement as a percentage of target of 75% was determined and approved by the Compensation Committee based on: (i) Total Revenue at 35% of the target bonus; (ii) AEBITDA at 24% of the target bonus; and (iii) individual goals at 16% of the target bonus.

(3) As of April 1, 2022, Mr. Rumbolz began serving as Executive Chair of the Board. Mr. Rumbolz previously served as Chief Executive Officer until April 1, 2022. In connection with his transition, Mr. Rumbolz's base salary was adjusted from $750,000 to $200,000.

(4) For his service as Chief Executive Officer, Mr. Rumbolz received a bonus of $175,300 that represented the prorated portion of his then annual target bonus of $937,500 from January 1, 2022 to March 31, 2022 upon the achievement of certain criteria at the approved payout level consistent with other executives under the Company's non-equity incentive plan. For his service as Executive Chair, Mr. Rumbolz received a bonus of $56,301 that represented the prorated portion of his then annual target bonus of $100,000 from April 1, 2022 to December 31, 2022 upon the achievement of certain criteria at the approved payout level consistent with other executives under the Company's non-equity incentive plan.

(5) As of April 1, 2022, Mr. Taylor began serving as President and Chief Executive Officer. Mr. Taylor previously served as President and Chief Operating Officer until April 1, 2022. In connection with his promotion, including his increased responsibilities, Mr. Taylor's base salary was increased from $550,000 to $700,000.

(6) For his service as President and Chief Operating Officer, Mr. Taylor received a bonus of $77,131 that represented the prorated portion of his then annual target bonus of $412,500 from January 1, 2022 to March 31, 2022 upon the achievement of certain criteria at the approved payout level consistent with other executives under the Company's non-equity incentive plan. For his service as President and Chief Executive Officer, Mr. Taylor received a bonus of $394,110 that represented the prorated portion of his then annual target bonus of $700,000 from April 1, 2022 to December 31, 2022 upon the achievement of certain criteria at the approved payout level consistent with other executives under the Company's non-equity incentive plan.

Long-Term Equity Incentive Awards

We believe the award of stock-based compensation and incentives is an effective way of aligning our executives' interests with the goal of enhancing stockholder value. Due to the direct relationship between the value of an equity award and the Company's stock price, we believe that equity awards motivate executives to manage the Company's business in a manner that is consistent with stockholder interests. Through the grant of RSUs that vest over time, we can align executives' interests with the long-term interests of our stockholders who seek appreciation in the value of our Common Stock.

With the grant of PSUs, we pay for performance, align executives with key financial metrics, and pay executives in a manner consistent with a common market-based compensation approach.

Annual RSU grants generally vest and become fully exercisable over a three-year period. Correspondingly, annual PSU grants may be earned based on performance as measured during a three-year performance period, as approved by the Compensation Committee.

The principal factors considered in granting RSUs and PSUs and determining the size of grants to executives were prior performance, level of responsibility, and the executive's ability to influence the Company's long-term growth and profitability, and competitive market compensation levels. Our Compensation Committee does not apply a quantitative method for weighing these factors, and a decision to grant an award is primarily based upon a subjective evaluation of the executive's past performance as well as anticipated future performance.

2022 Annual Equity Awards

For 2022, the NEOs, other than the Executive Chair, received equity grants in the following manner: (a) 50% of the annual awards issued were PSUs, for which vesting will be evaluated by our Compensation Committee during the three-year performance period, through December 31, 2024 as a result of certain Total Revenue and AOCF metrics being met, with achievement of each metric being determined independent of one another, and (b) 50% of the annual awards issued were RSUs, which vest in equal annual installments over a period of three years in order to continue to incentivize, motivate, and retain the executives, while further strengthening and demonstrating the alignment of management and stockholder interests. In addition to the annual equity grant, Mr. Taylor received 50,000 RSUs that vest over a three-year period from the date of grant of April 1, 2022 in connection with his new role as President and Chief Executive Officer.

For 2022, the Executive Chair received annual equity awards that were RSUs, which vest on the first anniversary of the date of grant.

With respect to the 2022 PSUs, the number of awards to be earned range from 0% to 200% of target based on the achievement of Total Revenue and AOCF metrics and are measured during the three-year period ending on December 31, 2024.

Vesting of 2020 PSUs

On May 26, 2020, executives were granted PSUs related to the Company's 2020 annual grant of equity awards. The number of PSUs that could be earned and vested was based on performance over a three-year performance period beginning January 1, 2020 and ending December 31, 2022. In connection with the PSUs granted in 2020, which were based on the Company's Total Revenue and revenue growth rate as compared to the revenue growth rate of an identified peer group, these awards were approved by the Compensation Committee and are expected to be issued on May 26, 2023 to certain executives at 200% of target as a result of the performance levels achieved. Goals and actual achievement are as follows:

($ in millions)	Revenue Growth Rate as compared to Peer Group [1]	Total Revenue (in millions)
Threshold (50% Achievement)	equal to or greater than Peer Group &	Less than $460.0
Target (100% Achievement)	equal to or greater than Peer Group &	$460.0
Maximum (200% Achievement)	equal to or greater than Peer Group &	$520.0
Actual	greater than Peer Group &	$782.5
PSU Award Achievement	**200.0%**	

(1) Peer group is defined as PlayAGS, Inc. (NYSE: AGS), Scientific Games Corporation (NASDAQ: SGMS), and International Game Technology PLC (NYSE: IGT).

VI. Additional Compensation Policies and Practices

Equity Ownership Policy

The Company and its stockholders are best served by a board and executives that manage the business with a long-term perspective. As such, the Company maintains an Equity Ownership Policy as the Company believes stock ownership is an important tool to strengthen the alignment of interests among stockholders, directors, NEOs, and other executives (each, a "Covered Person"). Upon the recommendation of the Nom Gov Committee, the Board updated the Company's Equity Ownership Policy as a result of the newly created position of Executive Chair of the Board to include that the share ownership holding requirement for the Executive Chair be a multiple of six times the annual base salary of the position, and the share ownership holding requirement for an executive holding a joint position shall be the higher of the associated requirements (i.e., the President and Chief Executive Officer shall be required to hold six times the annual base salary for the position.)

The Compensation Committee receives periodic reports of the ownership achieved by each Covered Person. Until such time as such Covered Person satisfies the equity ownership requirement, the achievement level of ownership will be determined by reference to the average closing stock price of our Common Stock during the twelve-month period ended immediately prior to the determination date.

If, after a Covered Person's achievement date, the number of shares the Covered Person is required to own increases as a result of a decline in stock price, the Covered Person's compliance with these guidelines will not be impacted as long as such Covered Person continues to hold the number of shares he or she had at the time on the achievement date for the duration of their tenure of employment or service with the Company. A Covered Person is not required to "buy up" to a new number of shares needed to meet the ownership requirements after the Covered Person's achievement date.

If, after a Covered Person's achievement date, a Covered Person's share ownership requirement increases as a result of a promotion, base salary increase or increase in retainer, the period to achieve compliance with respect to the incremental increase in share ownership will begin on the date of the change event and end on the second anniversary of the change event. For example, if the Covered Person received a 10% increase in salary, within two years following the change event, the Covered Person would then be required to acquire shares corresponding to the share ownership requirements of the 10% higher salary increment.

The following table sets forth the required salary multiples for each category of person subject to the policy:

Covered Persons	Required Salary Multiple
Executive Chair of the Board	6x annual base salary
Chief Executive Officer	6x annual base salary
President	4x annual base salary
Other NEOs and Chief Financial Officer	3x annual base salary
Other Executive Vice Presidents	2x annual base salary
Other Senior Vice Presidents	1x annual base salary
Non-Employee Directors	5x annual cash retainer

The value of the following types of Company stock or stock options owned by or granted to Covered Persons qualifies toward the participant's attainment of the target multiple of pay:

- Shares owned outright/shares beneficially owned (including by a family member and/or in a trust);

- Vested restricted stock, where time- or performance-based;

- Shares owned through the Company's 401(k) plan (if applicable); and

- Shares underlying vested, but unexercised, stock options (based on the excess of the market price of the stock over the exercise price and after deducting applicable tax withholding obligations).

As of the filing of this Proxy, the Covered Persons either met the ownership guidelines or were within the phase-in period.

Clawback Policy

The Board of the Company adopted a Clawback Policy in February 2016, and updated the policy in July 2021, which entitles the Company to recover certain compensation previously paid to its Covered Persons. The policy provides that, in the event of a restatement of the Company's financial statement for any fiscal year commencing after December 31, 2015 that is due to the misconduct of any employee, the Board or, if so designated by the Board, the Compensation Committee of the Board, is authorized to take action to recoup all or part of any incentive compensation received by a Covered Person. The Clawback Policy was amended concurrent with the amendment of our Equity Ownership Policy to include certain Senior Vice Presidents as Covered Persons. For purposes of this policy, incentive compensation includes any cash compensation or an award of equity compensation from the Company that is based in whole or in part on the achievement of financial results by the Company, including, but not limited to, any bonus, incentive arrangement or equity award, but excluding base salary. The policy defines misconduct as the willful commission of an illegal act, fraud, intentional misconduct, or gross recklessness in the performance of an employee's duties and responsibilities. In determining whether to take action to recoup any incentive compensation received by a Covered Person, the Board or, if so designated, the Compensation Committee of the Board, will take into consideration whether the Covered Person engaged in the misconduct or was in a position, including in a supervisory role, to have been able to reasonably prevent the misconduct that caused the restatement. The Company intends to timely adopt any changes to its Clawback Policy that may be necessary to comply with the final NYSE listing standards implementing the requirements of Exchange Act Rule 10D-1.

Anti-Hedging and Anti-Pledging Policies

Under our Insider Trading Policy, Covered Persons, as well as other designated employees such as Senior Vice Presidents, Corporate or segment Controllers and similar employees, are prohibited from engaging in the following activities with respect to the Company's Common Stock:

- Hedging or monetization transactions involving our securities; and

- Pledging our securities or holding our securities in a margin account as collateral for a loan.

Our Insider Trading Policy was amended concurrent with the amendment of our Equity Ownership Policy to include certain Senior Vice Presidents as Covered Persons. As of the date of this Proxy Statement, no shares of Company Common Stock were hedged or pledged by any Covered Person.

Tax Considerations

In setting compensation, the Compensation Committee and management considered that for taxable years beginning after December 31, 2017, the exemption from Code Section 162(m)'s deduction limit that formerly existed for certain "performance-based" compensation was repealed (except for certain grandfathered compensation arrangements that were in effect as of November 2, 2017). Accordingly, we expect that compensation awarded to our executives who are "covered employees" under Section 162(m) will not be deductible to the extent that it results in compensation above the $1.0 million threshold established under Section 162(m). Furthermore, the rules and regulations promulgated under Section 162(m) are complicated and subject to change. As such, there can be no assurance that any grandfathered compensation awarded in prior years will be fully tax deductible when paid. Notwithstanding repeal of the exemption for "performance-based" compensation, the Compensation Committee intends to operate our executive compensation program in a manner that they believe best aligns compensation with our pay-for-performance philosophy.

Retirement Plans

We have established and maintain a retirement savings plan under Section 401(k) of the Code to cover our eligible employees, including our executive officers. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) plan. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. We make contributions on behalf of certain executive officers consistent with Company contributions to all eligible non-executive employees.

Severance Benefits

To retain the ongoing services of our NEOs, we have provided the assurance and security of severance benefits and change in control payments, which are described below under the caption "*Employment Contracts and Equity Agreements, Termination of Employment and Change in Control Arrangements*."

We believe that these severance benefits and change in control payments reflect the fact that it may be difficult for such executives to find comparable employment within a short period of time and that providing such benefits should eliminate, or at least reduce, the reluctance of senior executives to pursue potential change in control transactions that may be in the best interests of stockholders. We believe that these benefits are appropriate in size relative to the overall value of the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the *Compensation Discussion and Analysis* with management. Based upon such review and discussions, the Compensation Committee recommended to the Board that the *Compensation Discussion and Analysis* be included in this Proxy Statement.

Members of the Compensation Committee:

Maureen T. Mullarkey **(Chair)**
Geoffrey P. Judge
Linster W. Fox
Atul Bali
Secil Tabli Watson
Paul W. Finch, Jr.
Debra L. Nutton

Compensation of Named Executive Officers

2022 Summary Compensation Table

The following table sets forth the total compensation earned for services rendered in 2022, 2021, and 2020 by the NEOs.

Name and principal position	Year	Salary	Bonus	Stock awards (1)(2)	Non-equity incentive plan compensation(3)	All other compensation(4)	Total
Michael D. Rumbolz(5)	2022	$ 337,123 (6)	$ —	$ 217,080	$ 231,601 (7)	$ 20,767	$ 806,571
Executive Chair	2021	750,000	—	1,315,116	1,171,875	25,961	3,262,952
of the Board	2020	695,000	—	1,585,092	150,000	19,911	2,450,003
Randy L. Taylor(8)	2022	662,603 (9)	50,000 (10)	3,470,706 (11)	471,241 (12)	26,570	4,681,120
President and Chief Executive	2021	543,462	—	1,489,752	509,848	22,888	2,565,950
Officer	2020	490,885	—	1,234,014	76,865	16,326	1,818,090
Mark F. Labay	2022	425,000	—	904,500	239,062	20,714	1,589,276
Executive Vice President,	2021	336,923	75,000	876,744	316,565	16,887	1,622,119
Chief Financial Officer and Treasurer	2020	285,923	—	498,680	40,366	6,164	831,133
Dean A. Ehrlich	2022	425,000	—	602,397	239,062	21,996	1,288,455
Executive Vice President,	2021	425,000	125,000	702,108	398,438	19,602	1,670,148
Games Business Leader	2020	404,962	—	607,806	62,807	12,154	1,087,729
Darren Simmons	2022	400,000	—	562,599	225,000	22,377	1,209,976
Executive Vice President,	2021	399,385	—	702,108	375,000	20,627	1,497,120
FinTech Business Leader	2020	349,385	—	603,497	54,000	13,816	1,020,698
David J. Lucchese	2022	400,000	—	542,700	225,000	26,639	1,194,339
Executive Vice President,	2021	400,000	—	657,558	375,000	24,889	1,457,447
Sales and Marketing	2020	381,308	—	590,520	59,057	17,647	1,048,532

_____

(1) Represents the fair value of the stock awards granted to the NEOs, as calculated in accordance with FASB ASC Topic 718, Stock Compensation. For a discussion of the assumptions made in determining the valuation of these equity awards, see our notes to the financial statements in the Company's Annual Report on Form 10-K for the applicable periods.

(2) Excluding Mr. Rumbolz, who received time-based awards that fully vest on the first anniversary of the date of grant, the awards granted in 2022 were comprised of both RSUs and PSUs with respect to the annual grant: (a) with 50% being RSUs that will vest at a rate of one third per year on each of the first three anniversaries of the grant dates; and (b) with 50% being PSUs for which vesting will be evaluated by our Compensation Committee during the three-year performance period, through December 31, 2024, based on Total Revenue and AOCF metrics based on achievement at the target level of performance. If the performance criteria of the metrics have been achieved and are then approved by our Compensation Committee, the eligible awards will become vested on the third anniversary of the date of grant. The values of the PSUs for each NEO, assuming that maximum performance is achieved, are as follows: Mr. Taylor: $2,413,206; Mr. Labay: $904,500; Mr. Ehrlich: $602,397; Mr. Lucchese: $542,700; Mr. Simmons: $562,599.

(3) Represents the amount of non-equity incentive compensation earned under the Company's annual short-term incentive plan for the fiscal year. Amounts earned for a calendar year are typically paid to the NEOs in the first quarter of the following fiscal year.

(4) Includes contributions made by the Company under its 401(k) plan, the cost of short-term and long-term disability coverage, the cost of group term life insurance and executive disability insurance, among other considerations. We make contributions on behalf of certain executive officers consistent with Company contributions to all eligible non-executive employees.

(5) Mr. Rumbolz served as Chief Executive Officer until April 1, 2022, at which point he began serving as Executive Chair of the Board for the remainder of 2022.

(6) During his service as Chief Executive Officer, Mr. Rumbolz received compensation of $186,986 that represented the prorated portion of his then annual salary of $750,000 from January 1, 2022 to March 31, 2022. During his service as Executive Chair, Mr. Rumbolz received compensation of $150,137 that represented the prorated portion of his then annual salary of $200,000 from April 1, 2022 to December 31, 2022.

(7) During his service as Chief Executive Officer, Mr. Rumbolz received a bonus of $175,300 that represented the prorated portion of his then annual target bonus of $937,500 from January 1, 2022 to March 31, 2022 upon the achievement of certain criteria at the approved payout level consistent with other executives under the Company's non-equity incentive plan. During his service as Executive Chair, Mr. Rumbolz received a bonus of $56,301 that represented the prorated portion of his then annual target bonus of $100,000 from April 1, 2022 to December 31, 2022 upon the achievement of certain criteria at the approved payout level consistent with other executives under the Company's non-equity incentive plan.

(8) Mr. Taylor served as President and Chief Operating Officer until April 1, 2022, at which point he began serving as President and Chief Executive Officer for the remainder of 2022.

(9) During his service as President and Chief Operating Officer, Mr. Taylor received a salary of $137,124 that represented the prorated portion of his then annual salary of $550,000 from January 1, 2022 to March 31, 2022. During his service as President and Chief Executive Officer, Mr. Taylor received a salary of $525,479 that represented the prorated portion of his annual salary of $700,000 from April 1, 2022 to December 31, 2022.

(10) Mr. Taylor received a one-time bonus paid in connection with his new role as President and Chief Executive Officer.

(11) In addition to the annual grant of equity awards, Mr. Taylor received RSUs in connection with his new role as President and Chief Executive Officer.

(12) During his service as President and Chief Operating Officer, Mr. Taylor received a bonus of $77,131 that represented the prorated portion of his then annual target bonus of $412,500 from January 1, 2022 to March 31, 2022 upon the achievement of certain criteria at the approved payout level consistent with other executives under the Company's non-equity incentive plan. During his service as President and Chief Executive Officer, Mr. Taylor received a bonus of $394,110 that represented the prorated portion of his then annual target bonus of $700,000 from April 1, 2022 to December 31, 2022 upon the achievement of certain criteria at the approved payout level consistent with other executives under the Company's non-equity incentive plan.

Grants of Plan-Based Awards

The following table sets forth certain information concerning grants of plan-based awards made to each NEO for the fiscal year ended December 31, 2022:

Name	Grant date	Estimated future payouts under non-equity incentive plan compensation[1]			Estimated future payouts under equity incentive plan compensation[2]			All other stock awards: number of shares of stock units (#)	Grant date fair value of stock awarded ($)[3]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Michael D. Rumbolz		$ —	$231,601	—	—	—	—	—	$ —
	5/3/2022	—	—	—	—	—	—	12,000 [4]	217,080
Randy L. Taylor		—	471,241	—	—	—	—	—	—
	4/1/2022	—	—	—	—	—	—	50,000 [5]	1,057,500
	5/3/2022	—	—	—	33,350	66,700	133,400	66,700 [4]	2,413,206
Mark F. Labay		—	239,062	—	—	—	—	—	—
	5/3/2022	—	—	—	12,500	25,000	50,000	25,000 [4]	904,500
Dean A. Ehrlich		—	239,062	—	—	—	—	—	—
	5/3/2022	—	—	—	8,325	16,650	33,300	16,650 [4]	602,397
Darren Simmons		—	225,000	—	—	—	—	—	—
	5/3/2022	—	—	—	7,775	15,550	31,100	15,550 [4]	562,599
David J. Lucchese		—	225,000	—	—	—	—	—	—
	5/3/2022	—	—	—	7,500	15,000	30,000	15,000 [4]	542,700

_____

(1) Represents the amounts potentially payable to the NEOs under the Company's annual incentive plan. A more detailed discussion of how the target and maximum amounts are determined is found in the Elements of Compensation disclosure reflected in our CD&A section.

(2) The PSUs to be earned range from 0% to 200% of the target number shown above based on the achievement of Total Revenue and AOCF metrics and are measured during the three-year period ending on December 31, 2024.

(3) Represents the grant date fair value of stock awarded to the NEOs, as calculated in accordance with FASB ASC Topic 718 Stock Compensation. For a discussion of the assumptions made in the valuation, we refer you to the notes to the financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

(4) Represents the RSUs granted in May 2022 that vest over a period of three years from the date of grant, other than the awards granted in May 2022 for Mr. Rumbolz, which fully vest one year after the date of the grant.

(5) Represents the RSUs granted in April 2022 that vest over a period of three years from the date of the grant.

Outstanding Equity Awards

The following table sets forth certain information for our NEOs reflecting outstanding, unexercised, exercisable option awards and unvested stock awards granted under our equity incentive plan(s), including RSUs and PSUs, at December 31, 2022:

		Option awards			Stock awards			
Name	Date granted	Number of securities underlying unexercised exercisable options	Option exercise price	Option expiration date	Number of shares or units of unvested stock	Market value of number of shares or units of unvested stock	Equity incentive plan awards: number of shares or units of unearned unvested stock	Equity incentive plan awards: market or payout value of unearned shares or units of stock that have not vested
Michael D. Rumbolz	5/2/2014	50,000	$ 6.59	5/2/2024	—	$ —	—	$ —
	2/13/2016	465,116	2.78	2/13/2026	—	—	—	—
	3/8/2017	372,093	3.29	3/8/2027	—	—	—	—
	5/1/2019	—	—	—	47,250 [(1)]	678,038	—	—
	5/26/2020	—	—	—	28,871 [(2)]	414,299	—	—
	5/3/2022	—	—	—	12,000 [(3)]	172,200	—	—
Randy L. Taylor	5/2/2014	60,000	$ 6.59	5/2/2024	—	$ —	—	$ —
	5/13/2016	265,000	1.46	5/13/2026	—	—	—	—
	3/8/2017	212,000	3.29	3/8/2027	—	—	—	—
	5/1/2019	—	—	—	19,000 [(1)]	272,650	—	—
	4/1/2020	—	—	—	2,776 [(2)]	39,836	—	—
	5/26/2020	—	—	—	170,000 [(4)]	2,439,500	—	—
	5/26/2020	—	—	—	28,333 [(5)]	406,579	—	—
	5/19/2021	—	—	—	—	—	41,800 [(6)(7)]	599,830
	5/19/2021	—	—	—	27,866 [(5)]	399,877	—	—
	4/1/2022	—	—	—	50,000 [(5)]	717,500	—	—
	5/3/2022	—	—	—	—	—	66,700 [(8)(9)]	957,145
	5/3/2022	—	—	—	66,700 [(5)]	957,145	—	—
Mark F. Labay	5/13/2016	50,000	$ 1.46	5/13/2026	—		—	$ —
	3/8/2017	45,000	3.29	3/8/2027	—		—	—
	5/1/2019	—	—	—	4,250 [(1)]	60,988	—	—
	4/1/2020	—	—	—	3,333 [(5)]	47,829	—	—
	5/26/2020	—	—	—	70,000 [(4)]	1,004,500	—	—
	5/26/2020	—	—	—	11,666 [(5)]	167,407	—	—
	5/19/2021	—	—	—	—	—	24,600 [(6)(7)]	353,010
	5/19/2021	—	—	—	16,400 [(5)]	235,340	—	—
	5/3/2022	—	—	—	—	—	25,000 [(8)(9)]	358,750
	5/3/2022	—	—	—	25,000 [(5)]	358,750	—	—
Dean A. Ehrlich	12/8/2016	130,000	$ 2.40	12/8/2026	—	$ —	—	$ —
	3/8/2017	212,000	3.29	3/8/2027	—	—	—	—
	5/1/2019	—	—	—	9,000 [(1)]	129,150	—	—
	5/26/2020	—	—	—	80,000 [(4)]	1,148,000	—	—
	5/26/2020	—	—	—	13,333 [(5)]	191,329	—	—
	5/19/2021	—	—	—	—	—	19,700 [(6)(7)]	282,695
	5/19/2021	—	—	—	13,133 [(5)]	188,459	—	—
	5/3/2022	—	—	—	—	—	16,650 [(8)(9)]	238,928
	5/3/2022	—	—	—	16,650 [(5)]	238,928	—	—

		Option awards			Stock awards			
Name	Date granted	Number of securities underlying unexercised exercisable options	Option exercise price	Option expiration date	Number of shares or units of unvested stock	Market value of number of shares or units of unvested stock	Equity incentive plan awards: number of shares or units of unearned unvested stock	Equity incentive plan awards: market or payout value of unearned shares or units of stock that have not vested
Darren Simmons	3/6/2013	12,453	$ 7.09	3/6/2023	—	$ —	—	$ —
	5/2/2014	45,000	6.59	5/2/2024	—	—	—	—
	4/22/2015	75,000	7.74	4/22/2025	—	—	—	—
	5/13/2016	50,000	1.46	5/13/2026	—	—	—	—
	3/8/2017	50,000	3.29	3/8/2027	—	—	—	—
	5/1/2019	—	—	—	9,000 (1)	129,150	—	—
	4/1/2020	—	—	—	2,333 (5)	33,479	—	—
	5/26/2020	—	—	—	80,000 (4)	1,148,000	—	—
	5/26/2020	—	—	—	13,333 (5)	191,329	—	—
	5/19/2021	—	—	—	—	—	19,700 (6)(7)	282,695
	5/19/2021	—	—	—	13,133 (5)	188,459	—	—
	5/3/2022	—	—	—	—	—	15,550 (8)(9)	223,143
	5/3/2022	—	—	—	15,550 (5)	223,143	—	—
David J. Lucchese	3/6/2013	38,398	$ 7.09	3/6/2023	—	$ —	—	$ —
	5/2/2014	100,000	6.59	5/2/2024	—	—	—	—
	5/13/2016	215,000	1.46	5/13/2026	—	—	—	—
	3/8/2017	212,000	3.29	3/8/2027	—	—	—	—
	5/1/2019	—	—	—	5,000 (1)	71,750	—	—
	4/1/2020	—	—	—	2,500 (5)	35,875	—	—
	5/26/2020	—	—	—	75,000 (4)	1,076,250	—	—
	5/26/2020	—	—	—	12,500 (5)	179,375	—	—
	5/19/2021	—	—	—	—	—	18,450 (6)(7)	264,758
	5/19/2021	—	—	—	12,300 (5)	176,505	—	—
	5/3/2022	—	—	—	—	—	15,000 (8)(9)	215,250
	5/3/2022	—	—	—	15,000 (5)	215,250	—	—

(1) These equity awards vest annually over a period of four years from the date of grant.

(2) These equity awards vest monthly over a period of three years from the date of grant.

(3) These equity awards vest fully on the one-year anniversary of the date of grant.

(4) The amounts in the table for the 2020 PSUs, which were based on the Company's Total Revenue and revenue growth rate as compared to the revenue growth rate of an identified peer group, have been presented at the maximum amount of awards representing 200% of target, which were earned as a result of the performance levels achieved for the performance period ended as of December 31, 2022. Such PSUs have been approved by the Compensation Committee and are expected to vest on May 26, 2023, subject to each executive's continued employment through such date.

(5) These equity awards vest annually over a period of three years from the date of grant.

(6) These equity awards are based on achieving a target level of performance and have vesting conditions that will be evaluated by our Compensation Committee as measured by a performance period for the year ending December 31, 2023, as a result of certain Total Revenue and FCF Growth metrics being met, with achievement of each measure to be determined independently of one another. If the performance criteria of the metrics have been achieved and are then approved by our Compensation Committee, the eligible awards will become vested on the third anniversary of the date of grant.

(7) The amounts in the table for the 2021 PSUs have been presented at target. To the extent the achievement of the performance criteria are met at the current levels of 200%, the NEOs may expect to receive the maximum amount of awards, upon the completion of the performance period, subject to Compensation Committee approval and the final vesting on the third anniversary of the date of grant.

(8) These equity awards are based on achieving a target level of performance and have vesting conditions that will be evaluated by our Compensation Committee during the three-year performance period through December 31, 2024, as a result of certain Total Revenue and AOCF Growth metrics being met, with achievement of each measure to be determined independently of one another. If the performance criteria of the metrics have been achieved and are then approved by our Compensation Committee, the eligible awards will become vested on the third anniversary of the date of grant.

(9) The amounts in the table for the 2022 PSUs have been presented at target. To the extent the achievement of the performance criteria are met at the current levels of 100%, the NEOs may expect to receive the target amount of awards, upon the completion of the performance period, subject to Compensation Committee approval and the final vesting on the third anniversary of the date of grant.

2022 Option Exercises and Stock Vested

The following table sets forth certain information with respect to the exercise of option awards and the vesting of stock awards, including both RSUs and PSUs, related to each NEO for the fiscal year ended December 31, 2022:

	Option awards		Stock awards	
Name	Number of shares acquired on exercise[1]	Value realized on exercise[2]	Number of shares acquired on vesting[3]	Value realized on vesting[4]
Michael D. Rumbolz	19,424	$ 270,188	587,509	$ 10,196,995
Randy L. Taylor	—	—	228,213	3,964,658
Mark F. Labay	—	—	62,351	1,091,687
Dean A. Ehrlich	—	—	103,956	1,800,187
Darren Simmons	—	—	102,789	1,790,800
David J. Lucchese	—	—	67,681	1,181,971

_____

(1) The option exercise transactions were in accordance with our Equity Ownership Policy discussed in the Additional Compensation Policies and Practices disclosure reflected in the CD&A section.

(2) The value realized on exercise is equal to (i) the closing price of our Common Stock on the date of exercise minus the exercise price of options exercised, multiplied by (ii) the number of shares that were exercised.

(3) Shares acquired on vesting for our NEOs are derived from stock awards for the following amounts: Mr. Rumbolz 232,840 RSUs and 354,669 PSUs; Mr. Taylor 85,595 RSUs and 142,618 PSUs; Mr. Labay 30,450 RSUs and 31,901 PSUs; Mr. Ehrlich 36,400 RSUs and 67,556 PSUs; Mr. Simmons 35,233 RSU's and 67,556 PSUs; and Mr. Lucchese 30,150 RSUs and 37,531 PSUs.

(4) The value realized on vesting is equal to (i) the closing price of our Common Stock on the vesting date, multiplied by (ii) the number of shares that vested.

Employment Contracts and Equity Agreements, Termination of Employment and Change in Control Arrangements

The Company is a party to employment agreements with our NEOs, which provide that, in the event of the termination of the executive's employment by the Company, the executive is entitled to the severance benefits described below. The severance benefits discussed above are all subject to the executive's execution of a release of claims in favor of the Company. The employment agreements contain restrictive covenants not to compete with our Company or solicit our employees for a period of two years immediately following termination of employment, subject to certain exceptions, as well as confidentiality and preservation of intellectual property obligations.

Mr. Rumbolz:

Effective April 1, 2023, and upon the expiration of the prior arrangement, the Company and Mr. Rumbolz entered into an Executive Chair Agreement that expires on March 31, 2025 or Mr. Rumbolz' earlier death, incapacity or removal or resignation. Upon expiration of the Executive Chair Agreement, Mr. Rumbolz is entitled to continued group health insurance for the executive and the executive's eligible dependents for up to eighteen months, as compared to the prior arrangement that provided for coverage for up to two years following the date of termination. Either party may terminate the agreement prior to its scheduled expiration upon 60 days' written notice. The Executive Chair Agreement contains a restrictive covenant not to compete with our Company or solicit our employees for a period of two years immediately following termination of employment, subject to certain exceptions, as well as confidentiality and preservation of intellectual property obligations, which was consistent with the terms set forth in the prior arrangement.

Mr. Taylor:

In the event of termination by the Company without cause or by the executive for good reason, Mr. Taylor's employment agreement provides for twenty-four months of salary continuation plus two times his target bonus amount payable over twenty-four months, and the continued group health coverage will be for a period of twenty-four months. Upon a termination due to death or incapacity, Mr. Taylor is entitled to base salary and employee benefits earned through the date of such death or incapacity and, until the earliest of the month in which he dies, the month in which he attains age 65, and the first month following his termination date in which he is able to work in a senior executive capacity, periodic disability payments equal to sixty percent of his then-current base salary, offset by any periodic disability payments provided under any Company disability plan. Beginning April 1, 2022, Mr. Taylor's employment agreement is for a three-year term (the "Initial Term"). Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Initial Term, the agreement shall automatically renew for one-year periods on April 1st of each year thereafter, unless either party provides 90 days' notice of non-renewal.

Mr. Labay:

In the event of termination by the Company without cause or by the executive for good reason (as such terms are defined in the employment agreement), Mr. Labay's employment agreement provides for twelve months of salary continuation plus one times the executive's target bonus amount for the year of termination payable over twelve months and continued group health insurance for the executive and the executive's eligible dependents over eighteen months. Equity grant agreements provide accelerated vesting in full of all unvested equity awards in the event of termination of the executive's employment by the Company without cause or by the executive for good reason within twenty-four months following a Change in Control event. In the event of death or incapacity, Mr. Labay is entitled to base salary and employee benefits earned through the date of such death or incapacity. Beginning April 1, 2020, Mr. Labay's employment agreement is for a one-year term (the "Initial Term"). Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Initial Term, the agreement shall automatically renew for one-year periods on April 1st of each year thereafter, unless either party provides 90 days' notice of non-renewal.

Mr. Ehrlich:

In the event of termination by the Company without cause or by the executive for good reason, Mr. Ehrlich's employment agreement provides for twelve months of salary continuation plus one times his target bonus amount for the year of termination payable over twelve months and continued group health insurance for the executive and the executive's eligible dependents over eighteen months. Equity grant agreements provide for accelerated vesting in full of all unvested equity awards in the event of termination of the executive's employment by the Company without cause or by the executive for good reason within twenty-four months following a Change in Control event. In the event of death or incapacity, Mr. Ehrlich is entitled to base salary and employee benefits earned through the date of such death or incapacity. Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Initial Term, the agreement shall automatically renew for one-year periods on April 1st of each year thereafter, unless either party provides 90 days' notice of non-renewal.

Mr. Simmons:

In the event of termination by the Company without cause or by the executive for good reason, Mr. Simmons's employment agreement provides for twelve months of salary continuation plus one times his target bonus amount for the year of termination payable over twelve months and continued group health insurance for the executive and the executive's eligible dependents over eighteen months. Equity grant agreements provide for accelerated vesting in full of all unvested equity awards in the event of termination of the executive's employment by the Company without cause or by the executive for good reason within twenty-four months following a Change in Control event. In the event of death or incapacity, Mr. Simmons is entitled to base salary and employee benefits earned through the date of such death or incapacity. Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Initial Term, the agreement shall automatically renew for one-year periods on April 1st of each year thereafter, unless either party provides 90 days' notice of non-renewal.

Mr. Lucchese:

In the event of termination by the Company without cause or by the executive for good reason, Mr. Lucchese's employment agreement provides for twelve months of salary continuation plus one times his target bonus amount for the year of termination payable over twelve months and continued group health insurance for the executive and the executive's eligible dependents over eighteen months. Equity grant agreements provide for accelerated vesting in full of all unvested equity awards in the event of termination of the executive's employment by the Company without cause or by the executive for good reason within twenty-four months following a Change in Control event. In the event of death or incapacity, Mr. Lucchese is entitled to base salary and employee benefits earned through the date of such death or incapacity. Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Initial Term, the agreement shall automatically renew for one-year periods on April 1st of each year thereafter, unless either party provides 90 days' notice of non-renewal.

Potential Payments upon Termination or Change in Control

The following table sets forth the estimated payments and benefits to the NEOs based upon: (i) a hypothetical termination without cause by the Company or for good reason by the Executive on December 31, 2022 that is not in connection with a Change in Control event; (ii) a hypothetical Change in Control event on December 31, 2022; and (iii) a hypothetical termination without cause by the Company or for good reason by the Executive on December 31, 2022 in connection with a Change in Control event:

	Termination without cause or for good reason				Change in control event	Termination without cause or for good reason following a change in control event			
Name	Cash payment (1)	Benefits (2)	Acceleration of stock and options (3)	Total	Acceleration of stock and options (3)	Cash payment (1)	Benefits (2)	Acceleration of stock and options (3)	Total
Michael D. Rumbolz	$ —	$ 18,834	$ —	$ 18,834	$ —	$ —	$ 18,834	$ 1,264,536	$ 1,283,370
Randy L. Taylor	2,800,000	24,731	—	2,824,731	—	2,800,000	24,731	6,350,668	9,175,399
Mark F. Labay	743,750	22,364	—	766,114	—	743,750	22,364	2,464,534	3,230,648
Dean A Ehrlich	743,750	22,364	—	766,114	—	743,750	22,364	2,352,043	3,118,157
Darren Simmons	700,000	22,164	—	722,164	—	700,000	22,164	2,364,490	3,086,654
David J. Lucchese	700,000	14,125	—	714,125	—	700,000	14,125	2,179,407	2,893,532

(1) Reflects base salary and target bonus amount that would have been payable to the NEO, assuming the NEO's termination on December 31, 2022.

(2) Estimated value of continued coverage under group health insurance plans through the end of the applicable severance period.

(3) The value attributable to the hypothetical acceleration of the vesting of any RSUs held by a NEO is determined by multiplying the number of unvested shares of RSUs accelerated by $14.35 (the closing price of our Common Stock on December 30, 2022, which represented the last trading day of the year). The value attributable to the hypothetical acceleration of the vesting of any stock option awards held by a NEO is determined by multiplying (i) the difference, if greater than zero, between the exercise price of the applicable stock option award and the closing price of our Common Stock on December 30, 2022 of $14.35 by (ii) the number of unvested shares underlying the applicable stock option. The equity awards held by the NEO that are subject to possible acceleration are described as unexercisable or not vested in the table entitled "Outstanding Equity Awards at December 31, 2022." There were no unvested options for the NEOs as of December 31, 2022.

Pension Benefits and Nonqualified Deferred Compensation

We do not currently offer, nor do we have plans that provide, pension arrangements, retirement plans, or nonqualified deferred compensation plans or arrangements to our executives, other than the retirement benefits generally available to employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Company with respect to the beneficial ownership as of March 28, 2023 by: (i) stockholders who are beneficial owners of 5% or more of our Common Stock; (ii) directors and NEOs; and (iii) all directors and NEOs as a group.

There were 88,772,845 shares of our Common Stock issued and outstanding as of the close of business on March 28, 2023. The amounts and percentages of our Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of the close of business on March 28, 2023. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

Name	Shares beneficially owned Number	Percentage[1]
Principal stockholders		
BlackRock, Inc.[2]	6,615,578	7.5
Thrivent Financial for Lutherans[3]	5,723,011	6.4
The Vanguard Group[4]	5,631,233	6.3
Directors and named executive officers[5]		
Michael D. Rumbolz[6]	1,940,529	2.2
Randy L. Taylor[7]	1,054,622	1.2
David J. Lucchese[8]	758,674	*
Dean A. Ehrlich[9]	497,645	*
Darren Simmons[10]	372,552	*
Geoff P. Judge[11]	286,572	*
Mark F. Labay[12]	239,116	*
Linster W. Fox[13]	110,000	*
Maureen T. Mullarkey[14]	10,000	*
Debra L. Nutton[15]	500	*
Atul Bali[16]	—	*
Secil Tabli Watson[17]	—	*
Paul W. Finch, Jr.[18]	—	*
Directors and current named executive officers as a group (13 persons)	**5,270,210**	**5.7**

_____

* Represents beneficial ownership of less than 1%.

(1) The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of March 28, 2022 plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the numerator and denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2) As reported on Schedule 13G/A filed on January 31, 2023 for shares held by BlackRock, Inc. ("BlackRock") as of December 31, 2022. According to the Schedule 13G/A, BlackRock has sole voting power over 6,491,391 shares, shared voting and dispositive power over no shares, and sole dispositive power over 6,615,578 shares. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(3) As reported on Schedule 13G filed on February 7, 2023 for shares held by Thrivent Financial for Lutherans. ("Thrivent") as of December 31, 2022. According to the Schedule 13G, Thrivent has sole voting and sole dispositive voting power over 148,774 shares and shared voting and dispositive power over 5,574,237. The address for Thrivent is 901 Marquette Avenue, Suite 2500, Minneapolis, MN 55402.

(4) As reported on Schedule 13G/A filed on February 9, 2023 for shares held by The Vanguard Group ("Vanguard") as of December 30, 2022. According to the Schedule 13G/A, Vanguard has sole dispositive power over 5,451,124 shares, sole voting power over no shares, shared dispositive power over 180,109 shares, and shared voting power over 106,327 shares. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(5) Includes shares owned and shares issuable upon exercise of stock options that are currently exercisable or will be within 60 days of March 28, 2023.

(6) Consists of 1,053,320 shares owned by Mr. Rumbolz and 887,209 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Mr. Rumbolz.

(7) Consists of 517,622 shares owned by Mr. Taylor and 537,000 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Mr. Taylor.

(8) Consists of 231,674 shares owned by Mr. Lucchese and 527,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days for Mr. Lucchese.

(9) Consists of 155,645 shares owned by Mr. Ehrlich and 342,000 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Mr. Ehrlich.

(10) Consists of 152,552 shares owned by Mr. Simmons and 220,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days for Mr. Simmons.

(11) Consists of 61,572 shares owned by Mr. Judge and 225,000 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Ms. Judge.

(12) Consists of 144,116 shares owned by Mr. Labay and 95,000 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Mr. Labay.

(13) Consists of 110,000 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Mr. Fox.

(14) Consists of 10,000 shares owned by Ms. Mullarkey.

(15) Consists of 500 shares owned by Ms. Nutton.

(16) As of the date of this filing, Mr. Bali is not a beneficial owner of any securities, nor does he have a right to acquire beneficial ownership within 60 days.

(17) As of the date of this filing, Ms. Watson is not a beneficial owner of any securities, nor does she have a right to acquire beneficial ownership within 60 days.

(18) As of the date of this filing, Mr. Finch is not a beneficial owner of any securities, nor does he have a right to acquire beneficial ownership within 60 days.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 with respect to shares of our Common Stock that may be issued under the Company's equity compensation plans:

Plan category	Equity plan	Number of securities to be issued upon exercise and release of outstanding options, awards, warrants and rights	Weighted average exercise price of outstanding options, awards, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	2014 Plan	3,569,648	$ 4.16	3,718,286
	2005 Plan	1,779,983	$ 8.17	— [1]
Equity compensation plans not approved by stockholders[2]	2012 Plan	1,443,166 [3]	$ 3.23	— [1]
Total		**6,792,797**		**3,718,286**

_____

(1) No further grants or awards may be made under the 2005 and 2012 Plans.

(2) In connection with its acquisition of Everi Games Holding in December 2014, the Company assumed the awards under the predecessor 2012 Equity Incentive Plan (the "2012 Plan"), in accordance with applicable NYSE listing standards; therefore, the 2012 Plan was approved by the stockholders of the predecessor entity, and not by the Company's stockholders. The Company elected to assume the available shares reserved for use under the 2012 Plan to grant awards following the acquisition to former employees of Everi Games Holding, and its subsidiaries and others who were not employees, directors or consultants of the Company or its subsidiaries prior to the acquisition.

(3) Consists of shares of our Common Stock subject to outstanding options assumed in connection with the acquisition of Everi Games Holding.

Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Taylor, our Chief Executive Officer in 2022. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

Name and principal position	Year	Salary	Bonus	Stock awards	Non-equity incentive plan compensation[1]	All other compensation[2]	Total
Randy L. Taylor, President and Chief Executive Officer[3]	2022	$700,000	$50,000 [4]	$3,470,706 [5]	$ 525,000	$ 26,570	$4,772,276
Median Employee[6]	2022	82,747	—	—	14,151	4,636	101,534
Pay Ratio							**47.0x**

_____

(1) Represents the amount of non-equity incentive compensation earned for the fiscal year. Amounts earned for a calendar year are typically paid in the first quarter of the following fiscal year.

(2) Includes contributions made by the Company under its 401(k) plan, the cost of short-term and long-term disability coverage, the cost of group term life insurance and executive disability insurance, among other considerations. We make contributions on behalf of certain executive officers consistent with Company contributions to all eligible non-executive employees.

(3) Effective April 1, 2022, Mr. Taylor began serving as President and Chief Executive Officer. Mr. Taylor previously served as President and Chief Operating Officer until April 1, 2022. The base salary and non-equity incentive plan compensation amounts reflected have been annualized as though Mr. Taylor began serving as President and Chief Executive Officer effective January 1, 2022 under the terms set forth in his employment agreement.

(4) Represents a one-time bonus paid to Mr. Taylor in connection with his new role as President and Chief Executive Officer. The bonus amount was not annualized as it reflected remuneration received at a single point in time under Mr. Taylor's employment agreement serving as President and Chief Executive Officer.

(5) Represents the fair value of the stock and option awards granted to the NEO, as calculated in accordance with FASB ASC Topic 718, Stock Compensation. For a discussion of the assumptions made in determining the valuation of these equity awards, see our notes to the financial statements in the Annual Report on Form 10-K for the applicable periods. The stock awards amount was not annualized as it reflected remuneration received at a single point in time under Mr. Taylor's employment agreement serving as President and Chief Executive Officer.

(6) Represents the total annual compensation of the median (i.e. middle-most) employee, excluding the Chief Executive Officer.

To identify the median of the annual total compensation of our employees, as well as to determine the annual total compensation of the "median employee," we took the following steps:

1. We determined that, as of December 31, 2022, we had approximately 2,000 employees, a significant majority of which work domestically, and are comprised of approximately 800 and 1,200 employees, for our Games and FinTech segments, respectively.

2. The relevant payroll and other compensation data for our employee population are maintained in a single system located at our principal headquarters in the U.S. and were utilized to identify the "median employee" from our domestic employee population. To identify the "median employee" from domestic our employee population, we compared the amount of base salary of our employees as reflected in our payroll records and included as part of the total compensation reported to the Internal Revenue Service on Form W-2 for 2022. We identified the median employee using this compensation measure, which was consistently applied to our employees included in the calculation.

3. Once we identified the median employee, we combined all of the elements of such employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in the annual total compensation presented in the pay ratio calculation. The difference between such employee's base salary and the employee's annual total compensation represents company matching contributions on behalf of the employee to our 401(k) employee savings plan and other portions of incidental income (e.g. cost of short-term and long-term disability coverage, life insurance, among other considerations). Since we do not maintain a defined benefit or other actuarial plan for our employees, and do not otherwise provide a plan for payments or other benefits at, following, or in connection with retirement, the "median employee's" annual total compensation did not include such amounts.

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table for PEO - Michael D. Rumbolz [(1)(2)]	Summary Compensation Table for PEO - Randy L. Taylor [(1)(3)]	Compensation Actually Paid to PEO - Michael D. Rumbolz[(2) (4)]	Compensation Actually Paid to PEO - Randy L. Taylor [(3)(4)]	Average Summary Compensation Table Total for Non-PEO NEOs [(5)]	Average Compensation Actually Paid to Non-PEO NEOs [(6)]	Total Shareholder Return [(7)(8)]	S&P Software & Services Select Index Total Shareholder Return [(9)]	Net Income [(10)] (in thousands)	AEBITDA[(11)] (in thousands)
2022	$ 806,571	$ 4,681,120	$ (2,117,478)	$ 613,489	$ 1,320,512	$ (215,338)	$ 106.85	$ 108.52	$ 120,489	$ 374,082
2021	$ 3,262,952	$ —	$ 9,983,819	$ —	$ 1,944,471	$ 4,017,295	$ 158.97	$ 164.91	$ 152,925	$ 347,205
2020	$ 2,450,003	$ —	$ 4,087,371	$ —	$ 1,196,371	$ 2,118,379	$ 102.83	$ 152.72	$ (81,680)	$ 176,528

(1) Represents the amounts of total compensation reported in our Summary Compensation Table reflected elsewhere in this Proxy.

(2) As of April 1, 2022, Mr. Rumbolz transitioned from CEO to Executive Chair of the Board. Mr. Rumbolz previously served as Chief Executive Officer until April 1, 2022.

(3) As of April 1, 2022, Mr. Taylor began serving as President and Chief Executive Officer. Mr. Taylor previously served as President and Chief Operating Officer until April 1, 2022.

(4) Represents the amounts of "compensation actually paid", as computed in accordance with SEC rules. The amounts do not reflect the actual compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO - Michael D. Rumbolz	Reported Summary Compensation Table Total for PEO - Randy L. Taylor	Deduct Reported Value of Equity Awards-Michael D. Rumbolz[(a)]	Deduct Reported Value of Equity Awards-Randy L. Taylor[(a)]	Add or Deduct Equity Award Adjustments-Michael D. Rumbolz[(b)]	Add or Deduct Equity Award Adjustments-Randy L. Taylor[(b)]	Compensation Actually Paid to PEO-Michael D. Rumbolz	Compensation Actually Paid to PEO - Randy L. Taylor
2022	$ 806,571	$ 4,681,120	$ 217,080	$ 3,470,706	$ (2,706,969)	$ (596,925)	$ (2,117,478)	$ 613,489
2021	$ 3,262,952	$ —	$ 1,315,116	$ —	$ 8,035,983	$ —	$ 9,983,819	$ —
2020	$ 2,450,003	$ —	$ 1,585,092	$ —	$ 3,222,460	$ —	$ 4,087,371	$ —

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior

fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

PEO - Michael D. Rumbolz

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2022	$ 172,200	$ (532,847)	$ —	$ (2,346,322)	$ —	$ —	$ (2,706,969)
2021	$ 1,575,630	$ 4,447,318	$ —	$ 2,013,035	$ —	$ —	$ 8,035,983
2020	$ 3,078,249	$ 280,394	$ 724,535	$ (860,718)	$ —	$ —	$ 3,222,460

PEO - Randy L. Taylor

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2022	$ 2,631,790	$ (2,321,025)	$ —	$ (907,690)	$ —	$ —	$ (596,925)
2021	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2020	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(5) The dollar amounts reported represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding our CEO) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Mark F. Labay, Dean A. Ehrlich, Darren Simmons, and David J. Lucchese ; (ii) for 2021, Mark F. Labay, Randy L. Taylor, Dean A Ehrlich, and Kate C. Lowenhar-Fisher; and (iii) for 2020, Randy L. Taylor, Mark F. Labay, Dean A. Ehrlich, and David J. Lucchese.

(6) The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each year to determine the compensation actually paid, using the same methodology described above in Note 4:

Year	Reported Summary Compensation Table Total for Non-PEO NEO's	Deduct Reported Value of Equity Awards	Add or Deduct Equity Award Adjustments[a]	Compensation Actually Paid to Non-PEO NEO's
2022	$ 1,320,512	$ 653,049	$ (882,801)	$ (215,338)
2021	$ 1,944,471	$ 1,104,528	$ 3,177,352	$ 4,017,295
2020	$ 1,196,371	$ 732,755	$ 1,654,763	$ 2,118,379

(a) The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2022	$ 518,035	$ (1,069,450)	$ —	$ (331,386)	$ —	$ —	$ (882,801)
2021	$ 1,369,603	$ 1,465,606	$ —	$ 342,143	$ —	$ —	$ 3,177,352
2020	$ 1,593,892	$ 63,397	$ 139,077	$ (141,603)	$ —	$ —	$ 1,654,763

(7) The Company's closing stock prices were $14.35, $21.35 and $13.81 for the years ended December 31, 2022, 2021 and 2020, respectively.

(8) The cumulative Total Shareholder Return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(9) The peer group used for this purpose is the published S&P Software & Services Select Industry Index.

(10) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(11) The dollar amounts reported represent the amount of AEBITDA reflected in the Company's Exhibit 99.1 to the filed 8-K on Earnings Release to be read in conjunction with our 10-K audited financial statements for the applicable year. For additional information related to AEBITDA, refer to Appendix A: Unaudited Reconciliation of Selected Financial GAAP to non-GAAP measures.

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Total Revenue

- AEBITDA

- AOCF

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

Total Shareholder Return has the most direct and significant impact on PEO and NEO compensation actually paid. This is primarily driven by our compensation program design, which is structured with a significant portion of compensation at-risk, through RSUs and PSUs. SEC rules require that Peer Group total shareholder return be presented as a performance measure in the Pay versus Performance Table above. The graph below shows the relationship between the Company's total shareholder return and the total shareholder return of the Peer Group, as well as compensation actually paid (as computed in accordance with SEC rules). Our peer group used is the published S&P Software & Services Select Industry Index, as reported in the company's consolidated financial statements, for the three fiscal years ending December 31, 2022.



Compensation Actually Paid and Net Income

SEC rules require that net income be presented as a performance measure in the Pay versus Performance Table above. The graph below shows the relationship between compensation actually paid (as computed in accordance with SEC rules) to our PEOs and the average of the compensation actually paid (as computed in accordance with SEC rules) to our other NEOs and net income attributable to the company over the three fiscal years ending December 31, 2022 as reported in the company's consolidated financial statements.



Compensation Actually Paid and AEBITDA

AEBITDA is the company-selected measure. As the core metric used to link company performance to compensation actually paid (as computed in accordance with SEC rules). AEBITDA has a material impact on PEO and NEO compensation as it is used to calculate performance-based long-term incentive results. The graph below shows the relationship between compensation actually paid (as computed in accordance with SEC rules) to our PEOs and the average of the compensation actually paid (as computed in accordance with SEC rules) to our other NEOs and our AEBITDA over the three fiscal years ending December 31, 2022.



PROPOSAL 4
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Item No. 4 on the Proxy Card)

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

Ratification of Ernst & Young LLP

As previously disclosed in the Company's Current Report on Form 8-K filed on March 3, 2023, the Audit Committee completed a competitive process to review the appointment of the Company's independent registered public accounting firm for the 2023 fiscal year. As a result of this process and following careful deliberation, on March 3, 2023, the Audit Committee notified BDO USA, LLP ("BDO") that it had determined to dismiss BDO as the Company's independent registered public accounting firm, effective as of that same date. On, and effective as of, March 3, 2023, the Audit Committee selected Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2023.

Although the Company is not required to seek stockholder approval of its selection of an independent registered public accounting firm, the Board believes it to be sound corporate governance to do so. If the appointment is not ratified, the Board will investigate the reasons for stockholder rejection and will reconsider its selection of its independent registered public accounting firm. However, because of the difficulty in making any substitution so long after the beginning of the current year, the appointment of EY for fiscal year 2023 will stand, unless the Audit Committee finds other good reason for making a change and doing so is in the best interests of the Company and its stockholders. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests. Proxies solicited by our Board will, unless otherwise directed, be voted to ratify the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

Prior Independent Registered Public Accounting Firm

BDO's audit reports on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's two most recent fiscal years and through March 3, 2023, (i) there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to BDO's satisfaction, would have caused BDO to make reference to the subject matter in connection with its reports on the Company's financial statements for such years; and (ii) there were no reportable events, within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

During the Company's two most recent fiscal years and through March 3, 2023, neither the Company, nor any party on the Company's behalf, consulted EY with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of the audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that EY concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

Attendance at Annual Meeting

Representatives of EY are expected to be present at the Annual Meeting, will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions from stockholders.

Fees

The following table represents fees invoiced for professional audit services rendered by BDO USA, LLP, our independent registered public accounting firm for the years ended December 31, 2022 and 2021, for the audit of the Company's annual financial statements as well as fees invoiced for other services rendered by it for each respective year (amounts in thousands):

	Year Ended December 31,		
	2022		**2021**
Audit fees[1]	$	1,117 $	874
Audit-related fees[2]		80	49
Tax fees[3]		5	7
Other fees		—	—
Total	$	**1,202** $	**930**

_____

(1) Audit fees include amounts for the following professional services:

- audit of the Company's annual financial statements for fiscal years 2022 and 2021;

- attestation services, technical consultations and advisory services in connection with Section 404 of the Sarbanes-Oxley Act of 2002;

- reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q;

- statutory and regulatory audits, consents and other services related to SEC matters; and

- professional services provided in connection with other statutory and regulatory filings.

(2) Audit-related fees are related to the evaluations of service organization controls under the Statement on Standards for Attestation Engagements (SSAE) No. 18 and an evaluation of internal controls for operators of inter-casino linked systems.

(3) Tax Fees include amounts for planning (domestic and international), advisory and compliance services.

In making its recommendation to ratify the appointment of EY as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, the Audit Committee has considered whether services other than audit and audit-related services provided by EY are compatible with maintaining the independence of EY.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and permissible non-audit services provided by its independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by its independent registered public accounting firm. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent registered public accounting firm is required to provide detailed back-up documentation at the time of approval. The hours expended on the engagement to audit the Company's financial statements for fiscal year 2022 were not attributed to work performed by persons other than BDO USA, LLP's full-time, permanent employees. All of the services described in the table above were approved in conformity with the Audit Committee's pre-approval process for independent registered public accounting firm fees.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board currently consists of Messrs. Fox, Judge, Bali, Finch, and Mses. Mullarkey, Watson, and Nutton. Mr. Fox serves as Chair of the Audit Committee. The Board has determined that each member of the Audit Committee meets the experience requirements of the rules and regulations of the NYSE and the SEC, as currently applicable to the Company. The Board has also determined that each member of the Audit Committee meets the independence requirements of the rules and regulations of the NYSE and the SEC, as currently applicable to the Company.

The Audit Committee operates under a written charter approved by the Board. A copy of the charter is available on our website at https://www.everi.com/investor-relations/governance/governance-documents/.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing financial reports and other financial information provided by the Company to any governmental body or the public, the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established, and the Company's auditing, accounting and financial reporting processes generally. The Audit Committee annually recommends to the Board the appointment of an independent registered public accounting firm to audit the consolidated financial statements and internal controls over financial reporting of the Company and meets with such personnel of the Company to review the scope and the results of the annual audits, the amount of audit fees, the Company's internal controls over financial reporting, the Company's consolidated financial statements in the Company's Annual Report on Form 10-K and other related matters.

The Audit Committee has reviewed and discussed with management the consolidated financial statements for fiscal year 2022 audited by BDO USA, LLP, the Company's independent registered public accounting firm for its fiscal year ended December 31, 2022, and management's assessment of internal controls over financial reporting. The Audit Committee has discussed with BDO USA, LLP various matters related to the financial statements, including those matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Audit Committee has also received the written disclosures and the letter from BDO USA, LLP regarding its communications with the Audit Committee concerning independence, as required by the Public Company Accounting Oversight Board's applicable rules, and has discussed with BDO USA, LLP its independence. Based upon such review and discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

The Audit Committee and the Board also has recommended, subject to stockholder ratification, the selection of EY as our independent registered public accounting firm for the year ending December 31, 2023.

Members of the Audit Committee:

Linster W. Fox **(Chair)**
Geoffrey P. Judge
Maureen T. Mullarkey
Atul Bali
Secil Tabli Watson
Paul W. Finch, Jr.
Debra L. Nutton

FREQUENTLY ASKED QUESTIONS

Why am I receiving these proxy materials?

The Board is furnishing these proxy materials to you in connection with the Company's Annual Meeting to be held on Wednesday, May 17, 2023, at the Company's Corporate Headquarters located at 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, beginning at 9:00 a.m. Pacific Time. At the Annual Meeting, you are entitled and requested to vote on the proposals outlined in this Proxy Statement.

This Proxy Statement is dated April 21, 2023, and is first being mailed to stockholders on or about April 21, 2023.

What proposals will be voted on at the Annual Meeting, and what are the recommendations of the Board?

There are four proposals scheduled to be voted on at the Annual Meeting. The proposals, and the Board's voting recommendations with respect to such proposals, are as follows:

Proposal 1	Board's Voting Recommendations
Election of three Class III directors to serve until the Company's 2026 annual meeting of stockholders.	**FOR each of the Board's nominees**
Proposal 2	
Approval, on a non-binding, advisory basis, of the compensation of our named executive officers as shown in this Proxy Statement.	**FOR**
Proposal 3	
Vote on a non-binding, advisory basis, on the frequency of future advisory votes on the compensation of our named executive officers	**EVERY YEAR**
Proposal 4	
Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.	**FOR**

Management does not know of any matters to be presented at the Annual Meeting other than those set forth in this Proxy Statement and in the Notice of 2023 Annual Meeting of Stockholders accompanying this Proxy Statement. If other matters should properly come before the Annual Meeting, the proxy holders will vote on such matters in accordance with their best judgment. Our stockholders have no dissenter's or appraisal rights in connection with any of the proposals to be presented at the Annual Meeting.

What is the record date and what does it mean?

The record date for the Annual Meeting is April 6, 2023 (the "Record Date". Only holders of shares of the Company's common stock, par value $0.001 per share ("Common Stock", at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. At the close of business on April 6, 2023, there were approximately 88,772,845 shares of Common Stock outstanding and entitled to vote.

Shares held in treasury by the Company are not treated as being issued or outstanding for purposes of determining the number of shares of Common Stock entitled to vote.

How many votes do I have?

Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock owned as of the Record Date.

Who is a "stockholder of record," and who is a "beneficial holder"?

You are a stockholder of record if your shares of our Common Stock are registered directly in your own name with our transfer agent, Broadridge Financial Solutions, Inc. ("Broadridge", as of the Record Date. You are a beneficial owner if a bank, brokerage firm, trustee, or other agent (each, a "nominee" holds your stock. This is often called ownership in "street name" because your name does not appear in the records of our transfer agent. If your shares are held in street name, you will receive instructions from the holder of record. You must follow the instructions of the holder of record for your shares to be voted. Internet voting also will be offered to stockholders owning shares through certain banks and brokers. If your shares are not registered directly in your own name and you plan to vote your shares in person at the Annual Meeting, you should contact your nominee to obtain a legal proxy and bring it to the Annual Meeting to vote. For additional requirements to attend the Annual Meeting, see the information provided on page 8.

Who votes shares held in "street name"?

If you are a beneficial owner of shares held in "street name" by a nominee or other holder of record, and you do not give that nominee or other record holder specific instructions as to how to vote those shares, under the rules of the NYSE, your nominee or other record holder may, but is not required, to vote your shares on routine proposals. Without your specific instructions, however, your nominee or other record holder cannot vote your shares on non-routine proposals, and may elect not to vote on any of the proposals unless you provide voting instructions. Accordingly, if you do not instruct your nominee or other record holder how to vote, and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. If you hold your shares in street name, please refer to the information forwarded by your nominee or other holder of record for procedures on voting your shares or revoking or changing your proxy. We urge you to promptly provide instructions to your nominee or other holder of record regarding the voting of your shares so that all your shares are voted on all proposals, even if you plan to attend the Annual Meeting.

What constitutes a quorum?

The presence at the Annual Meeting, in person or represented by proxy, of the holders of a majority of the shares of Common Stock outstanding and entitled to vote on the Record Date will constitute a quorum permitting the proposals described herein to be acted upon at the Annual Meeting. Abstentions and broker non-votes are counted as present and are, therefore, included for purposes of determining whether a quorum of shares of Common Stock is present at the Annual Meeting.

What is the voting requirement to approve each of the proposals?

Voting Item	Board Recommendation	Voting Standard	Treatment of Abstentions & Broker Non-Votes (if any)
Election of Directors	For	Plurality[1] of Shares Represented at the Meeting and Entitled to Vote Thereon	No effect on the outcome of the election
Say on Pay[2]	For	Majority[3] of Shares Represented at the Meeting and Entitled to Vote Thereon	**Broker Non-Votes:** No effect on the outcome of this proposal **Abstentions:** Same effect as a vote "Against" this proposal
Say on Frequency[2]	Every Year	Majority[3] of Shares Represented at the Meeting and Entitled to Vote Thereon	**Broker Non-Votes:** No effect on the outcome of this proposal **Abstentions:** Not counted as a vote in support of any of the three possible frequencies
Auditor Ratification	For	Majority[3] of Shares Represented at the Meeting and Entitled to Vote Thereon	**Broker Non-Votes:** No effect on the outcome of this proposal **Abstentions:** Same effect as a vote "Against" this proposal

_____

(1) Director nominees who receive the highest number of shares voted "For" his or her election are elected.

   If a nominee in an uncontested election (such as this one) nonetheless does not receive the vote of at least the majority of the votes cast and no successor has been elected at such meeting, he or she may trigger the Company's guideline regarding majority voting for directors. Full details of the guideline are set out in our Corporate Governance Guidelines, which are publicly available at the Corporate Governance section of the "Investors" page on our website at: https://www.everi.com/investor-relations/governance/governance-documents/.

(2) Although this vote is advisory and non-binding on our Board, the Board and Compensation Committee will consider the voting results, along with other relevant factors, in connection with their ongoing evaluation of our compensation program and/or the frequency of votes on our compensation program, as applicable.

(3) Number of shares voted "For" must exceed 50% of the number of shares represented at the meeting and entitled to vote.

All valid proxies received prior to the Annual Meeting will be exercised. All shares represented by a proxy will be voted, and where a proxy specifies a stockholder's choice with respect to any matter to be acted upon, the shares will be voted in accordance with that specification. If you are a stockholder of record and sign and return your proxy card or vote electronically without making any specific selections, your shares will be voted in accordance with the recommendations of the proxy holders on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the Annual Meeting.

How do I vote my shares?

You can either attend the Annual Meeting and vote in person or give a proxy to be voted at the Annual Meeting. A proxy may be given in one of the following three ways:

• electronically by using the Internet;

• after receiving your proxy materials, over the telephone by calling a toll-free number; or

• by mailing the enclosed proxy card.

We encourage you to vote over the Internet or by telephone in advance of the meeting. Specific instructions for stockholders who wish to use the Internet or telephone voting procedures are set forth on the enclosed proxy card. If your shares are held in street name through a nominee or other holder of record, you will receive instructions from the nominee or other record holder that you must follow to have your shares voted.

How are the proxy card votes counted?

If the accompanying proxy card is properly completed, signed, and returned to us, and not subsequently revoked, it will be voted as directed by you. If the proxy card is submitted, but voting instructions are not provided, the proxy will be voted: (i "For" each of the director nominees; (ii "For" the advisory approval of the compensation of our named executive officers; (iii for "Every Year" on the advisory vote of the frequency of future advisory votes on the compensation of our named executive officers; and (iv "For" the ratification of the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

Can I change my vote after submitting my proxy?

You can change your vote at any time before your proxy is exercised at the Annual Meeting. You may do so in one of the following four ways:

- submitting another proxy card bearing a later date;
- sending a written notice revoking your proxy to the **Corporate Secretary of the Company at 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, or via e-mail to secretary@everi.com**;
- submitting new voting instructions via telephone or the Internet (if initially able to vote in that manner); or
- attending the Annual Meeting and voting in person.

If you hold your shares in "street name" through a nominee or other holder of record and you have instructed the nominee or other holder of record to vote your shares, you must follow the directions received from the nominee or other holder of record to change those instructions. Please refer to the information sent by your nominee or other holder of record for procedures on revoking or changing your proxy.

Who is paying for this proxy solicitation?

This proxy solicitation is being made by the Board of the Company. The Company will bear the cost of soliciting proxies, including the cost of preparing, assembling, printing, and mailing this Proxy Statement. The Company also will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, proxies may be solicited by certain of the Company's directors, officers, and regular employees, either personally, by telephone, facsimile or e-mail. None of such persons will receive any additional compensation for their services.

How can I find out the voting results?

The Company will report the voting results in a Current Report on Form 8-K to be filed with the SEC within four business days after the end of the Annual Meeting.

Changing the way you receive proxy materials in the future – How do I receive electronic access to proxy materials for future annual meetings?

Stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies, which results in cost savings for the Company and benefits the environment. If you are a stockholder of record and would like to receive future proxy materials electronically, you can select this option by following the instructions provided when you vote your proxy over the Internet at: www.proxyvote.com. If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail notification next year with instructions containing the Internet address of those materials. Your choice to view future proxy statements and annual reports over the Internet will remain in effect until you contact either your nominee or other holder of record or the Company to rescind your instructions. You do not have to elect Internet access each year.

If your shares of Common Stock are registered in the name of a brokerage firm, you still may be eligible to vote your shares of Common Stock electronically over the Internet. A large number of brokerage firms are participating in the Broadridge online program, which provides eligible stockholders who receive a paper copy of this Proxy Statement the opportunity to vote via the Internet. If your brokerage firm is participating in Broadridge's program, your proxy materials will provide instructions for voting online. If your proxy materials do not reference Internet information, please complete and return your voting instruction form.

What is "householding"?

There are circumstances under which you may receive multiple mailings containing copies of the proxy materials, proxy cards, or voting instruction form. For example, if you hold your shares in more than one brokerage account, you may receive separate mailings for each such brokerage account. In addition, if you are a stockholder of record and your shares are registered in more than one name, you may receive more than one mailing. Please authorize your proxy in accordance with the instructions of each mailing separately, since each one represents different shares that you own.

The SEC has adopted rules that permit companies and intermediaries (such as brokers to satisfy delivery requirements for annual reports and proxy statements with respect to two or more stockholders sharing the same address by delivering a single annual report or proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," provides extra convenience for stockholders, cost savings for companies, and benefits the environment. Brokers with account holders who are stockholders of the Company may be householding the Company's proxy materials. Once you have received notice from your broker that it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report or proxy statement, or if you are receiving multiple copies thereof and wish to receive only one, please notify your broker or notify the Company by sending a written request to the **Corporate Secretary of the Company at 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, or via e-mail to secretary@everi.com, or by calling (702) 855-3000.** The Company, if contacted, will undertake to promptly deliver the requested materials.

When are stockholder proposals due for the 2024 Annual Meeting of Stockholders?

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy certain other conditions established by the SEC, including specifically under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act". To be timely, a proposal must be received at our principal executive offices, addressed to our Corporate Secretary of the Company, not less than 120 calendar days before the date our proxy statement was released to stockholders in connection with the previous year's annual meeting. Accordingly, for a stockholder proposal to be included in our proxy materials for our 2024 Annual Meeting of Stockholders, the proposal must be received at our principal executive offices, addressed to our Corporate Secretary of the Company, not later than the close of business on December 23, 2023.

Subject to certain exceptions, stockholder business (including nominations that is not intended for inclusion in our proxy materials may be brought before an annual meeting so long as notice of the proposal—as specified by, and subject to the conditions set forth in, our Bylaws—is delivered to our Corporate Secretary at our principal executive offices not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary of the date of the preceding year's annual meeting. For our 2024 Annual Meeting of Stockholders, proper notice of business that is not intended for inclusion in our proxy statement must be received no earlier than the close of business on January 18, 2024, nor later than the close of business on February 17, 2024. In addition to giving notice pursuant to the advance notice provisions of the Company's bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must also provide proper written notice that sets forth all information required by Rule 14a-19, the SEC's universal proxy rule, to the Secretary of the Company at our principal executive offices by no later than March 18, 2024 (or, if the 2024 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 30 days after the one-year anniversary date, then notice must be provided not later than 60 calendar days prior to the date of the 2024 Annual Meeting of Stockholders or the 10th calendar day following the day on which public announcement of the date of the 2024 Annual Meeting of Stockholders is first made by the Company.

A stockholder's notice to the Corporate Secretary of the Company must set forth as to each matter the stockholder proposes to bring before the annual meeting:

- Director Nomination: all information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

- Stockholder Proposals: a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

Each stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made must also include (a) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner, (b) the class and number of shares of the Company which are owned beneficially and of record by such stockholder and such beneficial owner, and (c) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the Company's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Company's voting shares to elect such nominee or nominees.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company's directors, executive officers, and any persons who directly or indirectly hold more than 10% of our Common Stock ("Reporting Persons") to file reports of ownership and changes in ownership with the SEC.

Based solely on its review of the copies of such forms filed with the SEC and written representations from certain Reporting Persons that no such Forms 5 were required, the Company believes that during fiscal year 2022, all Reporting Persons complied with the applicable filing requirements on a timely basis, except for Paul W. Finch Jr., a director of the Company, who filed a late Form 4 on February 9, 2022, with respect to the change in beneficial ownership related to an initial grant of equity upon his appointment as a director of the Company on February 1, 2022 due to not being able to timely obtain the required SEC filing codes.

OTHER MATTERS

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons named as proxies in the enclosed form of proxy or their substitutes will vote in accordance with their judgment on such matters.

ANNUAL REPORT TO STOCKHOLDERS AND ANNUAL REPORT ON FORM 10-K

The 2022 Annual Report, including the Company's audited financial statements, is being delivered with this Proxy Statement, but is not incorporated into this Proxy Statement and is not to be considered a part of these proxy materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act. The information contained in the "Compensation Committee Report" and the "Report of the Audit Committee" shall not be deemed "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

We will provide a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, to each stockholder as of the Record Date, without charge, upon written request to Corporate Secretary, Everi Holdings Inc., 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada, 89113, or via e-mail to secretary@everi.com. Any exhibits listed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 also will be furnished upon written request at the actual expense we incur in furnishing such exhibits.

By Order of the Board of Directors,

Randy L. Taylor
President and Chief Executive Officer & Director

Las Vegas, Nevada
April 21, 2023

Appendix A

UNAUDITED RECONCILIATION OF SELECTED FINANCIAL
GAAP TO NON-GAAP MEASURES

The following table presents a reconciliation of AEBITDA and Free Cash Flow, non-GAAP financial measures included in this Proxy Statement, to net income, the most comparable GAAP financial measure:

	Reconciliation of net income to AEBITDA and to FCF		
	Year Ended December 31,		
	2022	2021	2019
	(in thousands)		
Net income	$ 120,489	$ 152,925	$ 16,517
Income tax provision (benefit)	37,111	(51,900)	(523)
Loss on extinguishment of debt	—	34,389	179
Interest expense, net of interest income	55,752	62,097	77,844
Operating income	$ 213,352	$ 197,511	$ 94,017
Plus: depreciation and amortization	126,359	119,474	132,135
EBITDA	$ 339,711	$ 316,985	$ 226,152
Non-cash stock compensation expense	19,789	20,900	9,857
Accretion of contract rights	9,578	9,318	8,710
Facilities consolidation costs	686	365	—
Litigation fees, net of settlements received	2,291	(1,107)	6,350
Non-recurring professional fees and other	2,027	744	864
Write-off of inventory, property and equipment and intangible assets	—	—	1,268
AEBITDA	$ 374,082	$ 347,205	$ 253,201
Cash paid for interest	(54,749)	(51,224)	(77,351)
Cash paid for capital expenditures	(127,568)	(104,708)	(114,291)
Cash paid for placement fees	(547)	(31,465)	(17,102)
Cash paid for taxes, net	(4,522)	(1,062)	(694)
Free cash flow	$ 186,696	$ 158,746	$ 43,763

We present AEBITDA as we use this measure to manage our business and consider this measure to be supplemental to our operating performance. We also make certain compensation decisions based, in part, on our operating performance, as measured by AEBITDA; and our credit facility, senior secured notes and senior unsecured notes require us to comply with a consolidated secured leverage ratio that includes performance metrics substantially similar to AEBITDA. We present FCF as a measure of performance, and believe it provides investors with another indicator of our operating performance. It should not be inferred that the entire FCF amount is available for discretionary expenditures. AEBITDA and FCF are not measures of financial performance under GAAP. Accordingly, AEBITDA and FCF should not be considered in isolation, or as a substitute for, and should be read in conjunction with, our operating income data prepared in accordance with GAAP.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-32622

EVERI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	20-0723270
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7250 S. Tenaya Way, Suite 100
Las Vegas
Nevada   **89113**
(Address of principal executive offices)   (Zip Code)

(800) 833-7110
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	EVRI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $1.5 billion based on the closing sale price as reported on the New York Stock Exchange.

There were 88,445,806 shares of the registrant's common stock issued and outstanding as of the close of business on February 24, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Definitive Proxy Statement for its 2023 Annual Meeting of Stockholders (which is expected to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's 2022 fiscal year) are incorporated by reference into Part III of this Annual Report on Form 10-K. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be a part of this Annual Report on Form 10-K.

EVERI HOLDINGS INC.

ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

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In this filing, we refer to: (i) our audited consolidated financial statements and notes thereto as our "Financial Statements," (ii) our audited Consolidated Statements of Operations and Comprehensive Income (Loss) as our "Statements of Operations," (iii) our audited Consolidated Balance Sheets as our "Balance Sheets," and (iv) Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations as our "Results of Operations."


CAUTIONARY INFORMATION REGARDING

FORWARD-LOOKING STATEMENTS


Everi Holdings Inc. ("Everi Holdings" or "Everi") is a holding company, the assets of which are the issued and outstanding shares of capital stock of each of Everi Payments Inc. ("Everi FinTech" or "FinTech") and Everi Games Holding Inc., which owns all of the issued and outstanding shares of capital stock of Everi Games Inc. ("Everi Games" or "Games"). Unless otherwise indicated, the terms the "Company," "we," "us," and "our" refer to Everi Holdings together with its consolidated subsidiaries.

This Annual Report on Form 10-K ("Annual Report") contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995, as do other materials or oral statements we release to the public. Forward-looking statements are neither historical facts nor assurances of future performance, but instead are based only on our current beliefs, expectations, and assumptions regarding the future of our business, plans and strategies, projections, anticipated events and trends, the economy, and other future conditions, as of the date on which this report is filed. Forward-looking statements often, but do not always, contain words such as "expect," "anticipate," "aim to," "designed to," "intend," "plan," "believe," "goal," "target," "future," "assume," "estimate," "indication," "seek," "project," "may," "can," "could," "should," "favorably positioned," or "will" and other words and terms of similar meaning. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which are based only on information currently available to us and only as of the date hereof.

Forward-looking statements are subject to inherent risks, uncertainties, and changes in circumstances that are often difficult to predict and many of which are beyond our control, including, but not limited to, statements regarding: trends, developments, and uncertainties impacting our business, including our ability to withstand: macro-economic impacts on consumer discretionary spending, interest rates and interest expense; global supply chain disruption; inflationary impact on supply chain costs; inflationary impact on labor costs and retention; equity incentive activity and compensation expense; our ability to maintain revenue, earnings, and cash flow momentum or lack thereof; changes in global market, business and regulatory conditions whether as a result of the COVID-19 or other global pandemics, or other economic or geopolitical developments around the world, including availability of discretionary spending income of casino patrons as well as expectations for the closing or re-opening of casinos; product innovations that address customer needs in a new and evolving operating environment; to enhance shareholder value in the long-term; trends in gaming operator and patron usage of our products; benefits realized by using our products and services; benefits and/or costs associated with mergers, acquisitions, and/or strategic alliances; product development, including the benefits from the release of new products, new product features, product enhancements, or product extensions; regulatory approvals and changes; gaming, financial regulatory, legal, card association, and statutory compliance and changes; the implementation of new or amended card association and payment network rules or interpretations; consumer collection activities; competition (including consolidations); tax liabilities; borrowings and debt repayments; goodwill impairment charges; international expansion or lack thereof; resolution of litigation or government investigations; our share repurchase and dividend policy; new customer contracts and contract renewals or lack thereof; and financial performance and results of operations (including revenue, expenses, margins, earnings, cash flow, and capital expenditures).

Our actual results and financial condition may differ materially from those indicated in forward-looking statements, and important factors that could cause them to do so include, but are not limited to, the following:

- our ability to generate profits in the future and to create incremental value for shareholders;

- our ability to withstand economic slowdowns, inflationary and other economic factors that pressure discretionary consumer spending;

- our ability to execute on mergers, acquisitions, and/or strategic alliances, including our ability to integrate and operate such acquisitions or alliances consistent with our forecasts in order to achieve future growth;

- our ability to execute on key initiatives and deliver ongoing improvements;

- expectations regarding growth for the Company's installed base and daily win per unit;

- expectations regarding placement fee arrangements;

- inaccuracies in underlying operating assumptions;

- our ability to withstand direct and indirect impacts of a pandemic outbreak, or other public health crises of uncertain duration on our business and the businesses of our customers and suppliers, including as a result of actions taken in response to governments, regulators, markets and individual consumers;

- changes in global market, business, and regulatory conditions arising as a result of economic, geopolitical and other developments around the world, including a global pandemic, increased conflict and political turmoil, climate change or currently unexpected crises or natural disasters;

- our leverage and the related covenants that restrict our operations;

- our ability to comply with our debt covenants and our ability to generate sufficient cash to service all of our indebtedness, fund working capital, and capital expenditures;

- our ability to withstand the loss of revenue during the closure of our customers' facilities;

- our ability to maintain our current customers;

- our ability to replace revenue associated with terminated contracts or margin degradation from contract renewals;

- expectations regarding customers' preferences and demands for future product and service offerings;

- our ability to successfully introduce new products and services, including third-party licensed content;

- gaming operator and patron preferences; failure to control product development costs and create successful new products;

- the overall growth or contraction of the gaming industry;

- anticipated sales performance;

- our ability to prevent, mitigate, or timely recover from cybersecurity breaches, attacks, and compromises;

- national and international economic and industry conditions;

- changes in gaming regulatory, financial regulatory, legal, card association, and statutory requirements;

- regulatory and licensing difficulties, competitive pressures and changes in the competitive environment;

- operational limitations;

- changes to tax laws;

- uncertainty of litigation outcomes;

- interest rate fluctuations;

- business prospects;

- unanticipated expenses or capital needs; technological obsolescence and our ability to adapt to evolving technologies;

- employee hiring, turnover and retention;

- our ability to comply with regulatory requirements under the Payment Card Industry ("PCI") Data Security Standards and maintain our certified status; and

- those other risks and uncertainties discussed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1A. Risk Factors" of this Annual Report.

We undertake no obligation to update or publicly revise any forward-looking statements as a result of new information, future developments or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section. You are advised, however, to consult any further disclosures we make on related subjects in our reports and other filings with the Securities and Exchange Commission (the "SEC").

Item 1. Business.

Overview

Everi develops and offers products and services that provide gaming entertainment, improve our customers' patron engagement, and help our casino customers operate their businesses more efficiently. We develop and supply entertaining game content, gaming machines and gaming systems and services for land-based and iGaming operators. Everi is a provider of financial technology solutions that power casino floors, improve operational efficiencies, and fulfill regulatory requirements. The Company also develops and supplies player loyalty tools and mobile-first applications that enhance patron engagement for our customers and venues in the casino, sports, entertainment, and hospitality industries.

Everi reports its financial performance, and organizes and manages its operations, across the following two business segments: (i) Games and (ii) Financial Technology Solutions ("FinTech").

Everi Games provides gaming operators with gaming technology and entertainment products and services, including: (i) gaming machines, primarily comprising Class II, Class III and Historic Horse Racing ("HHR") slot machines placed under participation or fixed-fee lease arrangements or sold to casino customers; (ii) providing and maintaining the central determinant systems for the video lottery terminals ("VLTs") installed in the State of New York and similar technology in certain tribal jurisdictions; and (iii) business-to-business ("B2B") digital online gaming activities.

Everi FinTech provides gaming operators with financial technology products and services, including: (i) financial access and related services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels; (ii) loyalty and marketing software and tools, regulatory and compliance ("RegTech") software solutions, other information-related products and services, and hardware maintenance services; and (iii) associated casino patron self-service hardware that utilizes our financial access, software and other services. We also develop and offer mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment, and hospitality industries. Our solutions are secured using an end-to-end security suite to protect against cyber-related attacks allowing us to maintain appropriate levels of security. These solutions include: access to cash and cashless funding at gaming facilities via Automated Teller Machine ("ATM") debit withdrawals, credit card financial access transactions, and point of sale ("POS") debit card purchases at casino cages, kiosk and mobile POS devices; accounts for the CashClub Wallet, check warranty services, self-service loyalty and fully integrated kiosk maintenance services; self-service loyalty tools and promotion management software; compliance, audit, and data software; casino credit data and reporting services; marketing and promotional offering subscription-based services; and other ancillary offerings.

Impact of COVID-19, Macro-Economic Volatility and Global Instability, Employment Constraints and Supply Chain Disruptions

We continue to monitor the remaining effects of COVID-19 and believe we are prepared to respond appropriately to the extent additional variants surface that disrupt our business.

We have experienced an impact from macro-economic volatility as a result of inflation, interest rate movements and global instability, particularly as it relates to our supply chain, both from an upstream and downstream perspective, which impacts the delivery of our products; and we continue to evaluate the effects of interest rate movements on our variable rate debt and pricing pressures on our business.

We have experienced an impact from employment constraints as a result of inflation that has significantly increased over prior years. This has placed pressure on competitive wages, which has led to increases in wages and other related costs.

We have experienced an impact from supply chain disruptions that have resulted in additional costs incurred to develop, produce, and ship our products.

For additional information on our segments and the revenues generated by our products and services see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" and "Note 18 — Segment Information" included elsewhere in this Annual Report.

Our Products and Services

Everi Games

Our products and services include electronic gaming devices, such as Native American Class II offerings and other electronic bingo products, Class III slot machines and HHR gaming machines placed under participation or fixed-fee lease arrangements, or sold to casino customers, B2B digital online gaming activities, accounting and central determinant systems, and other back-office systems. We conduct our Games segment business based on results generated from the following major revenue streams: (i) Gaming Operations; and (ii) Gaming Equipment and Systems.

Gaming Operations

With respect to our Gaming operations revenue stream, we primarily provide: (i) leased gaming equipment, Class II, Class III and HHR offerings, on a revenue participation or a daily fixed-fee basis, including standard games and hardware and premium games and hardware, which include local-area progressive jackpot offerings and wide-area progressive ("WAP") jackpot offerings; (ii) accounting and central determinant systems; and (iii) digital online gaming activities.

In connection with our leased gaming equipment, we retain ownership of the machines installed at customer facilities. We receive recurring revenue based on a percentage of the daily win per unit (i.e., cash/coin-in less patron win and jackpots paid) generated by the leased gaming equipment, a percentage of the total cash/coin-in, a daily fixed-fee based upon the number of gaming machines placed or a combination of these methods. We expect to continue to (i) increase our investment in research and development to innovate and introduce new gaming hardware and theme content; (ii) expand our offering of new standard and premium game hardware and theme content; and (iii) extend and expand our game placements into new gaming markets and additional jurisdictions. From our historical focus on game placements in the Oklahoma tribal market, Everi Games has diversified its installed base in recent years with entry into additional commercial and tribal markets. As of December 31, 2022, approximately 11,219 units, or 62.4% of the total installed base, were outside of the Oklahoma tribal market. Additionally, Everi Games has grown its premium game installations, with this portion of games representing approximately 49.0% of our total installed base as of December 31, 2022.

In connection with our WAP offering, machines placed under such arrangements fall into the premium leased gaming equipment category and we retain ownership of such machines. Currently spanning multiple product lines, our WAP is offered to customers on the *Player Classic*, *Skyline*, *Skyline Revolve*, *Core HDX Renegade*, *Empire MPX, Empire Flex* and *Empire DCX* cabinets.

Gaming operations also include revenues generated under our arrangement to provide the New York State Gaming Commission with a central determinant, monitoring, and accounting system for the VLTs in operation at licensed State of New York gaming facilities. In November 2019, a new agreement between Everi Games and the New York State Gaming Commission was approved and became effective on January 1, 2020. Under this agreement, Everi Games will provide and maintain the central determinant system for the New York Lottery through December 2029. As of December 31, 2022, there were approximately 17,000 VLTs connected to our central determinant system for the New York Lottery. Pursuant to our agreement with the New York State Gaming Commission, we receive a portion of the network-wide net win (generally, credits played less free pay allowances and prizes paid to patrons per day) in exchange for provision and maintenance of the central determinant system. We also provide the central determinant system technology to Native American tribes in other licensed jurisdictions, for which we receive a portion of the revenue generated from the VLTs that are connected to the system.

In connection with our digital online gaming activities, Everi provides our games to business customers, including both regulated real money and social casinos, which offer the games to consumers through their online gaming platforms. Everi has developed its own remote gaming server ("RGS") that allows us to deliver a selection of games from our extensive library of land-based and internally developed content to our digital customers in a manner that allows for the game play features and functionality to operate in a manner similar to how these games were designed for our land-based customers. This RGS library contains casino-themed games available for real money gaming ("RMG") that are offered to regulated online casinos that operate in the RMG regulated markets, and social games that are offered to our business customers that operate play-for-fun social casinos on their mobile apps and web sites. We enter into revenue share agreements with these online business customers.

Gaming Equipment and Systems

Gaming equipment and systems revenues are derived from the sale of some combination of: (i) gaming equipment and player terminals; (ii) game content; (iii) license fees; and (iv) ancillary equipment, such as signage and lighting packages.

Games Products

Our Games products include mechanical and video reel games in Class II, Class III and HHR configurations and are offered in a variety of differentiated cabinets:

Classic Mechanical Reel Games. Our full range of classic mechanical reel games provides players with a traditional, high denomination slot gaming experience.

- Player Classic/Player Classic Signature: These games leverage our long-standing experience in building enduring brands, such as *Black Diamond*® and *Wild Wild Gems*®, and feature a unique perspective on traditional slot games with eye-catching features, such as *Cash Machine*™, a three-reel, one-line mechanical slot game that offers "win what you see" gameplay.

- Skyline: These games utilize common recognizable light sequencing in the top box in sync with specific game themes such as Double Jackpot Gems and Triple Double Patriot along with licensed game themes such as Casper and Smokin' Hot Stuff.

- Skyline Revolve: Our premium linked products such as Cash Machine Jackpots and Gold Standard Jackpots builds upon the skyline cabinet and also includes a mechanical wheel top box and merchandising options for casino operators that can include overhead signage, and wedge kits.

Video Reel Games. We offer a growing range of dual-screen and portrait single-screen video reel games that provide entertaining slot gaming experience. Below is a list of our video gaming cabinets and select games on these platforms.

- *Empire 5527.* The *Empire 5527* cabinet features a portrait-oriented 55-inch upper display and a landscape-oriented 27-inch lower display, game-controlled lighting on the base-game display, and a high-quality sound system. The cabinet is also designed to occupy less space on the casino floor, allowing for more flexible configurations. The *Empire 5527* includes the high-performing licensed game *Smokin' Hot Stuff Wicked Wheel*®. We expanded the *Empire 5527* into a banked product called *Empire Arena*™ that offers flexibility in banking configurations for casino operators, with three units and up to a total of eight units. The product is currently supported by successful game themes – *Discovery Channel's Shark Week*®, which launched in October 2018, *The Vault*™, which launched in October 2019, along with several follow ups such as Fruit Ninja. These titles offer base games as well as competitive community-style bank-wide bonus features.

- *Empire Flex.* The *Empire Flex* cabinet, released in December 2019, is the latest video cabinet that is part of the Empire Cabinet Series. The cabinet features a 49-inch flexed monitor capable of supporting 4K content, an enlarged glass button deck, and curved LED light bars that are available in standard or extended options. The cabinet officially launched with two games that are part of the *Wicked Wheel*™ Series.

- *Empire DCX.* The *Empire DCX* is a premium video cabinet that features dual curved 43-inch displays that support 4K content with integrated edge lighting, premium 4.1 surround sound, and enhanced game-controlled lighting. The cabinet is available exclusively with licensed brand game themes having launched with Little Shop of Horrors Director's Cut™ slot game.

Everi FinTech

Our FinTech products and services include solutions that we offer to gaming operators to provide their patrons with financial access and funds-based services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels along with related loyalty and marketing tools, and other information-related products and services. These solutions include:

- access to cash at gaming facilities via ATM debit withdrawals, credit card financial access transactions, and POS debit card purchase at casino cage, kiosk and mobile POS devices;

- access to cashless funding through the CashClub Wallet® and QuikTicket,

- check warranty services,

- self-service fully integrated kiosks and related maintenance services;

- self-service loyalty tools, promotion management software and loyalty kiosks and related maintenance services;

- compliance, audit, and data software;

- a credit bureau focused on casino credit with data and reporting services;

- marketing and promotional based services; and

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- other ancillary offerings.

We conduct our FinTech segment business based on results generated from the following major revenue streams: (i) Financial Access Services; (ii) Software and Other; and (iii) Hardware.

Financial Access Services

In connection with our Financial Access Services, we offer the following:

Funds Dispensed. Funds dispensed transactions represent the largest category of electronic payment transactions that we process, as measured by dollars processed and transaction volume. In a funds dispensed transaction, a patron directly accesses funds from either a standalone ATM or a device enabled with our funds dispensing service by using a debit card to withdraw funds from the patron's demand deposit account, using a credit card to access the patron's line of credit, or disbursing funds authorized by a third party through direct application programming interface integration. In any event, the patron must use the personal identification number ("PIN") associated with such card or other accepted authentication method. Our system then routes the transaction request through an electronic funds transfer ("EFT") network to the patron's bank or card issuer, or through a third party system, as applicable.

Depending on several factors, including the patron's account balance, their credit limit and/or the daily withdrawal limits (which limits are often set by the card issuer), the card issuer will either authorize or decline the transaction. If the transaction is authorized, then the funds dispensing-enabled device dispenses the cash to the patron. For a transaction using a debit card, the patron's demand deposit account is debited by the amount of cash disbursed plus a service fee that we assess the patron for the use of the funds dispensing service. For a transaction using a credit card with a PIN, the patron's credit card account is charged by the amount of the cash disbursed plus service fees assessed by the Company and by the card issuer for the use of the funds dispensing service. In both cases, our service fee is currently a fixed dollar amount and not a percentage of the transaction size. We also receive a fee from the card issuer, which we refer to as the interchange reimbursement fee, for accommodating the card issuer's customer (the patron). In most circumstances, we pay a percentage of the service fee received from the patron and, in many circumstances, a portion of the interchange reimbursement fees received from the card issuer, as a commission to our gaming operator customers for the right to operate on their premises.

Funds Transmitted. Everi products are also able to transmit funds to a patron's external bank account or other approved account from physical devices such as our kiosks or via the CashClub Wallet. These funds may be sent via ACH, the debit card networks, or direct connections with third parties. In all cases, Everi will either charge a fee to the casino operator or share in revenue from the patron where fees are presented to them for the service.

Credit Card Financial Access Transactions and POS Debit Card Financial Access Transactions. Patrons can perform credit card financial access transactions and POS debit card financial access transactions using many of our enabled devices. A patron's credit card financial access limit is usually a sub-limit of the total credit line and is set by the card issuer, not Everi. These limits vary significantly and can be larger or smaller than the POS debit financial access limit. A credit card financial access transaction obligates the patron to repay the card issuer over time on terms that are preset by the cardholder agreement. A patron's POS debit card allows the patron to make cash withdrawals at the POS-enabled device in an amount equal to the lesser of the amount of funds in the account, or a daily limit that is generally five to ten times as large as the patron's daily ATM limit.

When a patron requests either a credit card or POS debit card financial access transaction, our processor routes the transaction request through one of the card associations, or EFT networks, to the card issuer. Depending upon several factors, such as the available credit or bank account balance, the transaction is either authorized or declined by the card issuer. If authorized, the patron's bank account is debited or the patron's credit card balance is increased, in both cases, by an amount equal to the funds requested plus our service fee. Our service fee is a fixed dollar amount, a percentage of the transaction size, or a combination of a fixed dollar amount and percentage of the transaction size. If the transaction is authorized, the device informs the patron that the transaction has been approved. The device then further instructs the patron to proceed to the gaming operator's cashier cage ("financial services center"), to complete the transaction, because both credit card and POS debit card financial access transactions must, in most circumstances, be completed in a face-to-face environment and a unique signature received in order to comply with rules of the card associations. We receive the transaction amount and the service fee from the card issuer, and we reimburse the gaming operator for the cash amount that it provided to the patron, and in addition, will pay the gaming operator a portion of the service fee we collected as a commission for the right to operate on its premises. We are also obligated to pay interchange fees to the card issuer and processing costs related to the electronic payment transaction to card associations.

Check Warranty Services. Everi provides a check warranty service that allows gaming operators to accept personal and/or payroll checks without the risk of default. When a patron presents a check to the cashier at a gaming operator, the check and patron information is sent through Everi's system to our third-party partner. The partner evaluates the information and returns to the cashier a warranty limit that a check or multiple checks can be cashed for on that business day. The partner may also return a decline code telling the cashier not to accept the check.

For a gaming operator that subscribes to the check warranty service, Everi will warranty any dishonored check that was approved, eliminating any risk of loss on check acceptance for the gaming operator. Everi's partner facilitates and manages the check processing, deposits, redeposits, and collections for any checks.

On our behalf, our third-party provider charges our customers a fee for the check warranty services, which is typically a percentage of the face amount of the check being warranted. In such circumstances, we receive the check warranty revenue associated with the fees we charge our customers for the initial check warranty services. We are exposed to risk for the losses associated with warranted checks that cannot be collected from patrons issuing the items. Warranty expenses are defined as any amounts paid by the third-party provider to gaming operators to purchase dishonored checks that will not be collectible from patrons. We also pay certain fees and expenses to our third-party provider in connection with the provision of such services.

CashClub® is a software payments platform that provides gaming operators with a personal computer workstation software user interface and point-of-sale terminal that streamlines credit and debit card financial access transaction processing and check warranty transactions for casino patrons. It allows for electronic signature capture and dynamic currency conversion. Several mobile versions, such as CashClub Concierge, are also available that enable operators to serve their patrons when, where, and how they are needed. It also interfaces with our Everi Compliance solutions (defined below) to assist casino operators with meeting regulatory requirements under Title 31 of the Bank Secrecy Act.

CashClub Wallet® is a digital payments platform for gaming operators to offer their patrons a digital cashless method to fund their entertainment experience, including funding at the gaming device, payments at point of sale for retail, online, hotel and food/beverage, igaming, and sports wagering. The wallet allows patrons various funding options including credit card financial access transactions and POS debit card financial access transactions, Automated Clearing House, and E-Check check warranty. It also interfaces with our Everi Compliance solutions (defined below) to assist casino operators with meeting regulatory requirements under Title 31 of the Bank Secrecy Act. The wallet also has capabilities to integrate with our Loyalty platform including our Enrollment and Promotional kiosks.

Software and Other

JackpotXpress is a full-featured jackpot payout and tax form management and filing platform that allows casino personnel to work through the complex jackpot process using a mobile tablet or kiosk. *JackpotXpress* allows gaming operators to reduce jackpot payout wait times, increase slot play, eliminate manually filling out cumbersome paper documents, and perform Know Your Customer ("KYC") checks. It is fully integrated with our *Everi Compliance*, *CageXchange*, and *JackpotXchange* products. In addition to making jackpot operations more efficient, *JackpotXpress* also helps operators increase customer engagement which leads to improved loyalty and service.

Loyalty Platform provides a software platform that enables gaming operators to adopt and deliver new promotional strategies to attract, engage, reward, and retain their patrons. Gaming operators utilize the platform to deliver content and promotions on kiosks, tablets, and mobile devices. The software platform integrates with other casino applications to engage with patrons in a more relevant and personalized fashion. We provide the operators with a control panel to assist with the planning, personalization, and optimization of delivering messages and content via interactions within our platform depending on how much value the casino places on the patron. This allows our customers to unify the patron experience across all touchpoints within the casino and replaces outdated promotional and enrollment tactics by utilizing our content for promotions, drawings, targeted alerts, card signups, reprints, and geo-fencing. By providing a comprehensive set of integrated applications within our platform, we offer gaming operators the ease of use and simplicity to interact with their patrons. Additionally, our loyalty platform is integrated with other Everi applications for financial access and compliance tools.

Maintenance provides various levels of support and maintenance services for our fully integrated kiosks, loyalty kiosks, and related equipment. Our support operations, field service, and customer engagement teams provide quarterly and annual preventative maintenance on these products and software systems to help maximize the efficiency of our products.

Everi Compliance is a leading Anti-money Laundering ("AML") management tool for the gaming industry. Everi Compliance encompasses many elements including filing Suspicious Activity Reports ("SARs") and Currency Transaction Reports ("CTRs"), and assisting our customers in performing KYC activities. Everi Compliance automates much of the manual processes gaming operators employ to be compliant with those requirements, thus saving time, improving accuracy, and allowing operators to manage their compliance programs much more efficiently. In addition, Everi Compliance gives operators the ability to enter

Multiple Transaction Log and Negotiable Instrument Log transactions, file Financial Crimes Enforcement Network ("FinCEN") reports electronically, conduct transaction analysis, complete compliance audits, and review reports.

Central Credit is our gaming patron credit bureau service which, on a subscription basis, allows gaming operators to improve their credit-granting decisions by obtaining access to a database containing credit information and transaction data on millions of gaming patrons. Our gaming credit reports comprise information recorded from patron credit histories at hundreds of gaming operators. We provide such information to gaming operators that subscribe to the service. These operators then use that data, among other things, to determine how much credit, if any, they will grant to a gaming patron. We typically charge our customers for access to gaming patron credit reports on a monthly basis and our fees are generally comprised of a fixed minimum amount plus per-transaction charges for certain requests.

Hardware

Fully Integrated Kiosks are a complete line of products that provide multiple functions to gaming operators on their casino floors. This includes financial access functionality that enables funds dispensed cash withdrawals, POS debit card and credit card financial access transactions directly or by using our patented "Seamless Transition" technology, which is the Europay, MasterCard, and Visa global standard for cards equipped with security chip technology ("EMV"). The kiosks also provide functionality to perform check cashing transactions, slot machine ticket redemption, bill breaking, slot ticket purchase from a debit card, and loyalty program access, as well as integration with mobile and wallet technology. The availability of our financial access platform on these slot ticket redemption devices provides us with additional points of contact with gaming patrons at locations that are typically closer to gaming devices than traditional financial access devices that are generally located on the periphery of the gaming area and provides gaming patrons with more opportunities to access their cash with less cashier involvement.

Other Integrated Kiosk Solutions provide casinos with more efficient and streamlined methods for cash handling and transaction processing. These products are designed to be integrated with our financial access products and cage compliance software ensuring compliance with anti-money laundering regulations, and provide an automated way to process common tax forms, such as the Internal Revenue Service Form W-2G or Form 1042-S. In addition, we offer hardware in the form of standalone, non-funds dispensing terminals that perform authorizations for credit card financial access and POS debit card financial access transactions. Our kiosk solutions include the following products:

- *JackpotXchange* family of kiosks, *JXC 4.0*, and *JXC-L*, enable casino personnel to efficiently access funds to pay winning slot machine jackpots to their patrons. These kiosks are integrated with all major slot accounting systems to offer jackpot processing and payout in a combination of cash or slot tickets. These kiosks offer gaming operators the ability to reduce workload for cage operations and slot personnel.

- *CageXchange* is a cash dispensing device that helps streamline casino cage operations. With *CageXchange*, cash is securely vaulted, creating increased security while also reducing cash shrinkage and helping to improve cashier accuracy. Additional efficiencies are achieved from accelerating the process of cage cashiers obtaining money from the vault. *CageXchange* is integrated with *CashClub®* to create an efficient transaction for casino patrons.

- Our *Cash Recycling Solutions* allow casinos to fully automate the check in and check out process of money, saving time and expense. As gaming operators vary in size and complexity, these *Cash Recycling Solutions* support a number of diverse operations such as retail, food and beverage, entertainment, and gaming operations.

Loyalty Kiosk and Related Equipment provide gaming operators with self-service loyalty enrollment, player card issuance, and marketing equipment that manages and delivers a gaming operator's marketing programs through the patron interfaces. This loyalty-related equipment allows the customer to utilize and interact with the loyalty platform as the central hub for all the marketing offerings.

- *Enrollment Kiosk* is a self-service kiosk that allows casino patrons to either sign up for an initial loyalty card or print a replacement card. These kiosks provide an enhanced level of customer service when the club desk is busy or closed by creating patron self-service locations throughout the casino floor without costly infrastructure or additional overhead costs. Such kiosks also assist with updating contact information of card holders and to verify email or phone contact with a two-step verification process.

- *Promotional Kiosk* is a kiosk that engages casino patrons with the casino's loyalty programs, unifying patron service functions into a simple self-service solution. With a range of promotions and offers, the kiosk enables the customer to better manage their marketing efforts. A flexible interface and control panel functionality enable the kiosk to be responsive to customers' changing business conditions or plans. With the drawings feature, multiple point to entry conversion ratios can be controlled by the hour, as well as scheduled prize earnings. Customized content is shared throughout the solution with property amenities that include menus, photos, and video content. With a graphic-rich, statistically-optimized, and exciting promotions catalog library of more than 300 games, critical assets for instant win, episodic board games, and earn and wins, customers' patrons can easily access differentiated content.

Sales

As of December 31, 2022, we served more than 3,100 casinos and other gaming properties primarily in the United States and Canada, with additional customers in Australia, the United Kingdom, Europe, the Caribbean, Central America, and Asia.

In our Games and FinTech businesses, we sell and market our products and services primarily through direct sales force, which targets regulated gaming operators in the United States, Canada, and in certain international markets. Our sales and marketing efforts are directed by a team of customer service executives, each of whom has business development responsibility for gaming operators in specified geographic regions. These customer service executives direct their efforts at various gaming operator personnel, including: senior executives, finance professionals, marketing staff, slot directors, and cashiers, and seek to educate them on the benefits of our products and services. In some cases, our customer service executives are supported by field service and customer engagement teams, who provide on-site customer service. In other cases, our sales executives directly maintain the customer relationships. These customer service executives and field service and customer engagement teams generally reside in the vicinity of the specific gaming operators they support to provide a prompt response to the needs of those gaming operators. In some situations, we also have joint sales efforts with several strategic partners, including independent sales organizations, which allow us to market our products and services to gaming operators through channels other than our direct sales force.

Markets

Development Activities

We conduct research and development activities for both our Gaming and FinTech lines of business.

Our Games research and development activities are primarily to develop gaming systems, game engines, casino data management systems, central determination and other electronic bingo-outcome determination systems, video lottery outcome determination systems, gaming platforms and gaming content, and to enhance our existing product lines.

Our FinTech research and development activities are primarily to develop: (i) payments products, systems, and related capabilities including security, encryption, and business rule engines that deliver differentiated patron experiences and integrate with our other products; (ii) compliance products that increase efficiencies, profitability, enhance employee/patron relationships, and meet regulatory reporting requirements; and (iii) loyalty products, systems, and features that attract, engage, and retain patrons in more intuitive and contextual ways than our competition.

We believe our ability to deliver differentiated, appealing products and services to the marketplace is based on our research and development investments, and we expect to continue to make such investments in the future. Research and development costs consist primarily of salaries and benefits, consulting fees, certification, and testing fees. Once the technological feasibility has been established, the project is capitalized until it becomes available for general release.

Competitive Conditions

With respect to our Games business, we compete across different gaming markets with a variety of gaming technology and equipment suppliers. Competition is generally based upon the: (i) amount of revenue our products generate for our customers relative to the amount of revenue generated by our competitors' products, which correlate directly to the appeal of these products to gaming patrons and (ii) prices and fees we and our competitors charge for products and services offered. To improve product attractiveness and drive customer demand, we work to develop a consistent pipeline of new game themes, game platforms, hardware cabinets, and systems that are expected to appeal to gaming patrons; obtain appropriate gaming regulatory approvals for such products; and offer these new products to the marketplace in a timely manner.

With respect to our FinTech business, we compete with other providers of financial access services to the gaming industry. Some of these other providers have established cooperative relationships with each other to expand their service offerings. We also face competition from: (i) other manufacturers that provide similar goods and services; (ii) independent sales organizations, which provide basic services often at aggressive pricing; and (iii) traditional transaction processors that have entered the gaming patron financial access services market. This competition amongst these various providers can result in pricing pressure and margin erosion with respect to our core financial access products and services. In addition to competing with various providers of financial access services, FinTech experiences competition from either those same providers or standalone providers of AML compliance products and self-service kiosks for ticket and jackpot redemption.

Resources

Manufacturing

We have assembly facilities in Austin, Texas, Las Vegas, Nevada and Sydney, Australia, where we assemble gaming machines and kiosk products, which comprise a variety of components, including cabinet hardware, computer assemblies, LCD screens, printers, bill validators and acceptors, power transformer and wiring harnesses. We believe that our sources of supply of component parts and raw materials for our products are generally adequate. We utilize contract manufacturers to produce the cabinet hardware that make up our gaming machines, kiosk products, and certain other sub-assemblies.

Intellectual Property

We believe the ability to introduce and respond to technological innovation in the gaming industry will be an increasingly important qualification for the future success of any provider of financial access and gaming-related products and services. Our continued competitiveness will depend on: (i) the pace of our new product development; (ii) our patent, copyright, trademark, and trade secret protection; and (iii) our relationships with customers. Our business development personnel work with gaming operators, our technology and other strategic partners, and the suppliers of the financial services upon which our financial access services rely, to design and develop innovative products and services that appeal to gaming patrons.

We rely on a combination of patents, trademarks, copyrights, trade secrets, and contractual restrictions to protect our intellectual property. The expiration dates of these patents vary and are based on their filing and issuances dates. We intend to continue to actively file for patent protection, when such filings are commercially reasonable, within and outside the United States. We also seek trademark protection for our names and products and have registered hundreds of trademarks in the United States and various foreign countries. Under permission or license agreements with third parties, we also sell gaming products covered by independently filed copyrights, trademarks, or patents. Typically, these contracts require us to pay royalties to the licensing party. Royalty expenses are included in the cost of gaming equipment and systems in our Financial Statements included elsewhere in this Annual Report on Form 10-K. In addition to our patents, trademarks, and copyrights, we also rely on a broader scope of intellectual property including trade secrets, in-house know-how, and innovation.

Human Capital

Composition of our workforce

As of December 31, 2022, Everi employed approximately 2,000 people, a vast majority of whom work in the United States. Approximately 800 people are employed within the Games segment and approximately 1,200 people are employed within the FinTech segment. None of our employees are party to a collective bargaining agreement and we have had no labor-related work stoppages.

Culture of our workplace

In 2022, we reaffirmed our mission statement and continued to focus on our employees' collective imagination, talent, and innovation with our Company's objectives. At Everi, we are guided by our values of collaboration, integrity, inclusion, excellence, and fun. We (i) Harness the power of collaboration; (ii) Act with integrity; (iii) Value Everi-One; (iv) Exceed expectations and be bold. When we deliver on these values consistently, we H.A.V.E. (v) Fun! We live these values by investing in programs and implementing standards to promote ethical business conduct, diversity, sustainability, giving and volunteerism, and responsible gaming. These programs support our long-term business success while also empowering our team members.

Inspired by Author Simon Sinek's concept of the Golden Circle and the importance of identifying the "WHY" behind your business, Everi has established a company "WHY" statement. As part of our continued growth and our desire to define and share our Company "WHY" statement more broadly, we apply the Company "WHY" that put our employees and their success front and center:

Elevate the Success of:
- Everi Employee
- Everi Customer
- Everi Day!

Diversity and Inclusion

At Everi, we embrace and live by one of our key Company values: Inclusion. We recognize that we can be at our best only when we embrace and reflect the diversity of our employees, customers, and the communities that we serve. We are an equal opportunity employer and are committed to maintaining a diverse and inclusive work environment. Our employees are to be treated with dignity and respect in an environment free from harassment and discrimination regardless of race, color, age, gender, disability, sexual orientation, or any other protected class.

The Company activates its commitment to diversity and inclusion by employing a multi-pronged strategy: (i) promoting a fun, friendly, and supportive environment; (ii) valuing inclusion as a top priority and expectation; (iii) focusing resources on recruiting and retaining qualified employees from diverse backgrounds; and (iv) continuously building awareness of the importance and benefits that diversity and inclusion provide to our Company and employees. In addition, our Compensation Committee and Nominating and Governance Committee oversee initiatives and metrics in relation to human capital management, including corporate culture, diversity, acceptance, inclusion, and attracting and retaining talent.

We require mandatory Company-wide diversity and inclusion training to cultivate an inclusive, engaging, and respectful workplace. This training addresses some of the biggest challenges to advancing inclusion and supporting diversity in the workplace, such as unconscious bias and micro-inequities. In addition, because hiring managers are faced with the critical responsibility of acknowledging and eliminating bias in the hiring process, we have developed manager training that establishes a foundational understanding of how bias affects decision-making, explores the impact of biases on the selection processes, and illustrates the benefits of eliminating bias in hiring. The example we expect our employees to follow comes from the top, as demonstrated by our executive leadership team who also participated in training on inclusive leadership.

Everi is also working to increase the representation of women in our workforce. In 2017, the Company launched The Women's Leadership Initiative (WLI), which seeks to develop and advance gender diversity and create new opportunities and a clearer path for advancement. The WLI is committed to promoting and advocating gender diversity at all levels of leadership through awareness, training, development, and inspiration. Participants in the WLI engage and connect with other WLI members, Company employees and leaders, and diverse stakeholders in the gaming industry. WLI members also participate in educational programs such as "lunch and learn" events with internal business leaders and training opportunities with experts outside the industry. The WLI leads the Company's mentorship program for U.S. employees, providing the benefit of advice and insights from Everi mentors to all mentees.

At Everi, we also take the time to acknowledge and celebrate the diverse heritage of our employees, customers, and communities. Throughout the year, the Company focuses on different heritage celebrations, holidays, and commemorations, and we connect with our employees to build awareness through educational webinars and guest lectures. We also engage with our communities by donating to charitable organizations that provide local support and services.

Employee Engagement

Aligning with our values of Inclusion and Collaboration, we seek continuous dialogue with our employees about their experience at Everi. With more than 70% of our employee population working remotely, maintaining strong employee engagement, and offering methods for employee input are more important than ever. We utilize several effective employee feedback mechanisms, including annual employee surveys, Company-wide email communications and periodic town hall meetings. These tools and platforms provide important Company updates from leadership but also moments for employee participation and involvement. Everi's leadership team directly addresses employee feedback provided through these mechanisms. In doing so, we strive to instill confidence that employee input leads to positive action. We have seen an increase in positive scores.

Everi participates in the "Top Workplaces" and "Great Place to Work" programs, benchmarking our employee experience against thousands of other organizations across the U.S. In 2022, the Company received seven separate awards, reflecting the belief of our employees in the Company's direction, operations and future: we repeated as a Nevada Top Workplace; we repeated as Greater Austin Top Workplace in 2022; we were awarded four 2022 Culture Excellence Awards at a National level in Leadership, Innovation, Compensation & Benefits, and Work-life Flexibility; and we also repeated as Great Place to Work (India) at our overseas Technology Development Centers.

Employee Development and Training

We provide development and training opportunities for our employees through a variety of means. The Company offers leadership training and development for all newly hired and promoted leaders, as well as a catalog of courses through our online learning platform. This catalog of courses is available to all employees and includes a wide variety of leadership and professional development topics, such as conflict management, effective delegation, unconscious bias, effective recognition, coaching and delivering feedback. We believe in supporting each employee's journey, so we also offer training courses on soft skills such as emotional intelligence, email etiquette, and developing presence.

Talent Acquisition and Diverse Recruiting

The Recruitment Team utilizes tools and systems to search for talent from a broader range of sources, knowing that many of the positions would be filled by individuals working remotely. These tools reduce geographic barriers in the talent acquisition process, yielding a larger talent pool to fill all roles, including those that require specific skills in the current competitive job market. We also continue to enhance our Recruitment Team so that we can effectively identify new talent for our growing business.

At Everi, we know that creativity and innovation spring from diverse backgrounds and perspectives. With the goal of expanding diverse talent in the workplace, we continue to utilize a blind resume screening process for initial applicants to review talent, experience, and qualifications without certain demographic information. We also look for ways to expand the talent pool and reach new candidates: A member of our Recruitment Team is dedicated to working with different educational institutions, professional associations, student organizations and other entities to provide information and assistance to their diverse students and job seekers, and to identify new candidates for our open positions.

Employee Health and Wellness

Everi considers the health and safety of our employees to be of paramount importance. We have policies in place to monitor the working conditions of our employees and implement measures to protect their health, safety, and well-being.

Our benefits are designed to recognize the diverse needs of our workforce. Our program provides competitive and comprehensive benefit options at a reasonable cost to our employees. Our benefits include an array of offerings, such as comprehensive medical, dental and wellness benefits, flexible time off plans and paid holidays, flexible spending accounts, a 401(k) retirement plan with a Company match on employee contributions, and financial wellness services. On an annual basis, we issue an employee benefits survey to gather feedback from our employees on our benefit offerings and use their input to make improvements.

Everi focuses on compliance with applicable laws and regulations regarding workplace health and safety as well as emergency and disaster recovery for its operations. We continue to rely upon guidance from national health organizations related to the macro environment with the goal of protecting our employees from potential harm.

Seasonality

Our revenues and cash flows may fluctuate throughout the year driven by seasonality, among other factors. Historically, we have generally experienced higher operating income during the first half of a year and lower operating results during the second half of a year; however, such fluctuations do not have a material impact on our revenues and cash flow.

Government Regulation

General

We believe that we are in substantial compliance with the material gaming and financial institution laws applicable to our business. We have a diligent internal compliance program governing our business activities, as well as legal requirements generally applicable to publicly traded companies. The compliance program is directed on a day-to-day basis by our Chief Legal Officer, who also serves as Chief Compliance Officer. Legal advice is provided by attorneys from the Company's legal department and outside experts. The compliance program is overseen by the Corporate Compliance Committee, which includes an independent member. While complying with these regulations can require significant time and resources, we do not believe it results in costs that materially impact our earnings, capital expenditures, or competitive position. Despite our compliance efforts, we can give no assurance, however, that our business activities or the activities of our customers in the gaming industry will not be subject to any regulatory or legal enforcement proceedings in the future.

Gaming Regulation

The gaming industry is highly regulated under legal systems that frequently evolve and change based on governmental public policies. Various aspects of our business are subject to comprehensive laws, regulations, and ordinances applicable to the ownership, management, and operation of gambling operators, manufacture and distribution of gaming devices, as well as certain financial services conducted at such operators. The stated policies and other purposes behind such laws, regulations, and ordinances are generally to: (i) secure the public's trust and confidence in legalized gambling through a system of mandated regulation, internal controls, accounting practices, and operating procedures; and (ii) promote economic activity for the state, county, and local governments through revenue opportunities emanating from taxes, licensing fees, and other economic benefits arising out of gambling and related activities.

A description of the material regulations to which we are subject is set forth below.

Gaming Authorities. We are regulated by various city, county, state, provincial, federal, tribal, and foreign government agencies (collectively, "Gaming Authorities") in the jurisdictions where we conduct business as either a: (i) manufacturer of gaming devices, in those jurisdictions where we manufacture gaming devices and systems; (ii) distributor of gaming devices, in those jurisdictions where we distribute gaming devices and systems; (iii) supplier of "associated equipment," in those jurisdictions where we sell and service fully integrated kiosks and other integrated kiosk solutions; and (iv) non-gaming supplier or vendor, in those jurisdictions where we provide financial access and Central Credit services only. We must maintain those licenses, registrations, or other approvals in good standing to continue our business. Gaming Authorities have broad discretion in determining whether to grant a license, registration, or other approval. Subject to complying with certain procedural requirements, Gaming Authorities may deny any application, or limit, condition, restrict, revoke, or suspend any license, registration, finding of suitability, qualification, or other approval for any cause deemed reasonable to them.

Approvals, Licensing, and Suitability

The process of obtaining necessary licenses, registrations, or other approvals often involves substantial disclosure of confidential or proprietary information about us and our officers, directors, key personnel and, in certain instances, beneficial owners of our debt or equity securities, and requires a determination by the regulators as to our suitability as a manufacturer, distributor, supplier, or vendor to gaming operators. Authorities have broad discretion and may require any beneficial holder of our securities, regardless of the number of shares of common stock or amount of debt securities owned, to file an application, make personal or confidential disclosures, be investigated, and be subject to a determination of suitability. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage (most commonly 5%) of voting securities of a publicly-traded gaming company and, in some jurisdictions, non-voting securities, to report the acquisition to Gaming Authorities, and Gaming Authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for "institutional investors" that hold a company's voting securities for investment purposes only.

Product Approvals

Our gaming devices and certain other products and technologies must be certified or approved by Gaming Authorities in many jurisdictions where we conduct business. These Gaming Authorities test the gaming devices, systems, and related equipment directly or through an independent testing laboratory and may also require a field trial under the regulator's technical standards before allowing us to sell the product. Although we collaborate closely with the Gaming Authorities and independent testing laboratories, we cannot control whether our products will be approved or the length of time it will take to review our products for sale to third parties. Moreover, there are no guarantees that we will be successful in obtaining and maintaining all necessary licenses, permits, and approvals; or in continuing to hold other necessary gaming licenses, permits, and approvals to conduct our businesses either as currently being conducted by us or to expand our businesses.

Our Native American customers are regulated by the National Indian Gaming Commission ("NIGC"), which was established by the Indian Gaming Regulatory Act of 1988 ("IGRA"). The NIGC has regulatory authority over certain aspects of Native American gaming and defines the boundaries of our dealings with the Native American marketplace and the level of regulatory authority to which these games are subject. IGRA establishes three classes of gaming, each with a different regulatory framework:

Class	Type of Games	Regulatory Oversight
I	Social gaming for minimal prizes and traditional Native American gaming.	Exclusive regulation and oversight by tribal governments.
II	Bingo (both in traditional and electronic form).	Regulation by tribal governments with NIGC oversight.
III	Casino style games (including slot machines, blackjack, craps, and roulette).	Must be permitted by the state in which the tribe is located. The state and the tribe must have negotiated a compact approved by NIGC, and the tribe must have adopted a gaming ordinance approved by the NIGC.

We provide our gaming devices and systems in both Class II and Class III markets.

Class III gaming on Native American tribal lands is usually subject to the negotiation of a compact between the tribe and the proximate state attendant to where the tribe intends to operate a gaming facility. These tribal-state compacts typically include provisions entitling the state to receive significant sums of money in exchange for the tribe's operation of Class III gaming. While tribal-state compacts are intended to document the agreement between the state and a tribe, these tribal-state compacts can be subject to disputes relative to permitted Class III gaming operations.

The Johnson Act. The Johnson Act, as amended by the federal Gambling Devices Act of 1962 (the "Johnson Act"), requires that we register annually with the Criminal Division of the United States Department of Justice, and requires a wide variety of record keeping and equipment identification efforts on our part. Registration is required for us to sell, distribute, manufacture, transport, or receive gaming equipment, machines, or components across state lines. If we fail to comply with the requirements set forth under the Johnson Act, we could become subject to a variety of penalties, including, but not limited to, the seizure and forfeiture of equipment.

Internet and Online Gaming Regulation. Several states have passed legislation and regulations to allow certain intra-state, wager-based, online casino, or lottery games, such as online poker, online lottery, lottery ticket purchases, or lottery ticket subscriptions. To date, several states have authorized some form of Internet or online gaming or lottery activities. However, the legislative and regulatory framework governing these activities may continue to evolve in the future.

Financial Services Regulation

Our FinTech business is also subject to several financial services regulations:

Durbin Amendment. Rules promulgated by the Board of Governors of the Federal Reserve System, required as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), including the so-called Durbin Amendment (the "Durbin Amendment"), establish, among other things, standards for assessing whether debit card interchange fees received by certain debit card issuers are reasonable and proportional to the costs incurred by issuers for electronic debit transactions. Debit card interchange fees are established by payment card networks and ultimately paid by merchants to debit card issuers for each debit transaction.

Anti-Money Laundering and Sanctions. The USA PATRIOT Act of 2001, other federal statutes, generally referred to as the Bank Secrecy Act, and implementing federal regulations require us to establish and maintain an anti-money laundering program. Our anti-money laundering program includes the following: internal policies, procedures, and controls designed to identify and report money laundering, a designated compliance officer, ongoing employee training programs, an independent audit function to test the program, and customer due diligence. In addition, the financial access services we provide are subject to record keeping and reporting obligations under the Bank Secrecy Act. Our gaming operator customers are required to file a Suspicious Activity Report ("SAR") with the U.S. Treasury Department's Financial Crimes Enforcement Network to report any suspicious transactions relevant to a possible violation of law or regulation. We are also required to file a SAR in certain circumstances where we provide our financial access services directly to patrons. To be reportable, such a transaction must meet criteria that are designed to identify the hiding or disguising of funds derived from illegal activities. Our gaming operator customers, in situations where our financial access services are provided through gaming operator cashier personnel, and we, in situations where we provide our financial access services, are required to file a Currency Transaction Report ("CTR") of each deposit, withdrawal, exchange of currency, or other payment or transfer by, through, or to us which involves a transaction in currency of more than $10,000 in a single day. Our CashClub® product can assist in identifying transactions that give rise to reporting obligations.

We also have a program designed to comply with applicable economic and trade sanctions programs, including those administered and enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"). These sanctions are usually targeted against foreign countries, terrorists, international narcotics traffickers, and those believed to be involved in the proliferation of weapons of mass destruction. Regulations generally require either the blocking of accounts or other property of specified entities or individuals, but they may also require the rejection of certain transactions involving specified entities or individuals. We maintain policies, procedures and other internal controls designed to comply with these sanctions programs.

Fund Transfers. Our POS debit card financial access transactions, credit card financial access transactions, and funds dispensing services are subject to the Electronic Fund Transfer Act, which provides cardholders with rights with respect to electronic fund transfers, including the right to dispute unauthorized charges, charges that list the wrong date or amount, charges for goods and services that are not accepted or delivered as agreed, math errors, and charges for which a cardholder asks for an explanation or written proof of transaction along with a claimed error or request for clarification. We believe the necessary policies and procedures have been implemented throughout our organization to comply with the regulatory requirements for fund transfers.

State Money Transmission Laws. Many states where we complete credit card financial access and POS debit card financial access transactions or offer our online payment processing solution require us to have a money transmitter license, typically issued by the state's Financial Institutions Division. These state laws subject us to, among other requirements, examinations by state regulatory agencies, reporting requirements, net worth and bonding requirements, and consumer disclosure requirements.

Check Cashing. In jurisdictions in which we may provide check cashing services, we are required to be licensed by the applicable state banking regulator at the appropriate level for the services we deliver. Some states also impose restrictions on this activity, such as limits on the amounts of service fees that may be imposed on the cashing of certain types of checks, requirements as to records that must be kept with respect to dishonored checks, and requirements as to the contents of receipts that must be delivered to gaming patrons at the time a check is cashed.

Credit Reporting. Our Central Credit gaming patron credit bureau services and check verification and warranty services are subject to the Fair Credit Reporting Act (the "FCRA") and the Fair and Accurate Credit Transactions Act of 2003 (the "FACTA") and their implementing rules, which require consumer credit bureaus, such as Central Credit, to provide credit report information to businesses only for certain purposes and to otherwise safeguard credit report information, to disclose to consumers their credit report on request, and to permit consumers to dispute and correct inaccurate or incomplete information in their credit report. These laws and rules also govern the information that may be contained in a consumer credit report. We continue to implement policies and procedures as well as adapt our business practices in order to comply with these laws and regulations. In addition to federal regulations, our Central Credit gaming patron credit bureau services are subject to the state credit reporting regulations that impose similar requirements to the FCRA and the FACTA.

Debt Collection. We currently outsource most of our debt collection efforts to third parties. However, we may engage in debt collection to collect on chargebacks on our financial access products and unpaid balances for services performed for our check services, Central Credit services, compliance services, receivables relating to the sale and service of our fully integrated kiosks and other integrated kiosk solutions, and other amounts owing to us in connection with performing various services for our customers. All such collection practices may be subject to the Fair Debt Collection Practices Act (the "FDCPA"), which prohibits unfair, deceptive, or abusive debt collection practices, as well as consumer-debt-collection laws and regulations adopted by the various states.

Consumer Financial Services. The Consumer Financial Protection Bureau and other federal, state, and local law enforcement and regulatory agencies have the authority to regulate consumer financial products. These agencies have broad statutory powers, including to promulgate rules, issue interpretations, and take enforcement actions that may affect our business.

Privacy Regulations. Our collection of information from patrons who use our financial products and services, such as our financial access services, are subject to the financial information privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 (the "GLBA") and its implementing federal regulations. We gather, as permitted by law, non-public, personally-identifiable financial information from patrons who use our financial access services, such as names, addresses, telephone numbers, bank and credit card account numbers, and transaction information. The GLBA requires us to safeguard and protect the privacy of such non-public personal information and requires us to make disclosures to patrons regarding our privacy and information sharing policies and give patrons the opportunity to direct us not to disclose information about them to unaffiliated third parties in certain situations. We are also subject to state privacy regulations which, in some cases, may be even stricter than federal law, including without limitation, the California Consumer Privacy Act which became effective as of January 1, 2020. We continue to implement policies and programs as well as adapt our business practices to comply with federal and state privacy laws and regulations. In addition, we are subject to foreign data protection and privacy laws including, but not limited to, the European Union General Data Protection Regulation, which became effective in May 2018 and requires companies to meet certain requirements regarding data privacy and security.

Funds Dispensed Operations. The Electronic Fund Transfer Act requires us to disclose certain notices regarding the fees that we charge for performing a funds dispensed transaction as well as to incorporate such notices on the ATM screens to notify patrons of such fees prior to completing a funds dispensed transaction. Our funds dispensed services are also subject to applicable state banking regulations in each jurisdiction in which we operate ATMs which require, among other things, that we register with the state banking regulators as an operator of ATMs, that we provide gaming patrons with notices of the transaction fees assessed upon use of our ATMs, that our transaction fees do not exceed designated maximums, that we offer gaming patrons a means of resolving disputes with us, and that we comply with prescribed safety and security requirements. In addition, the ATMs we operate are subject to requirements of the Americans with Disabilities Act, which in general require that ATMs be accessible to individuals with disabilities, such as visually-impaired persons.

Network and Card Association Regulations. In addition to the governmental regulations described above, some of our services are also subject to rules promulgated by various payment networks, EFT networks, and card associations. For example, we must comply with the Payment Card Industry ("PCI") Data Security Standard. We have been designated as a compliant service provider under the PCI Data Security Standard. We must be certified to maintain our status as a compliant service provider on an annual basis.

The Europay, MasterCard, and Visa global standard for cards equipped with security chip technology ("EMV") is designed to deter fraudulent card transactions related to identity theft, counterfeit cards, and the misuse of lost or stolen cards via enhanced card authentication, transaction authorization, and cardholder verification using chip-based smart-cards. EMV has been adopted in many regions of the world as the global standard for fraud deterrence in chip-based smart-card payments. Merchants whose devices are not capable of processing chip-based smart-card EMV transactions are responsible for chargebacks due to fraudulent transactions on such cards.

As a merchant of financial access transactions processed through MasterCard, Visa, Discover, and American Express, all who have adopted the EMV standard, and as an operator of ATMs, our POS, fully-integrated kiosk, and ATM devices are subject to the EMV standard. This requires us to maintain our fleet of U.S.-based POS, fully-integrated kiosk, and ATM devices to support the EMV standard.

International Regulation

We are also subject to a variety of gaming and financial services regulations and other laws, including the Foreign Corrupt Practices Act, in the international markets in which we operate. We expect to become subject to additional gaming and financial services regulations and other laws in the jurisdictions into which we expand our operations. Our expansion into new markets is dependent upon our ability to comply with the regulatory regimes adopted by such jurisdictions.

In addition, refer to "Item 1A. Risk Factors — Risks Related to the Regulation of Our Industry" for more information regarding industry, state, and federal regulations impacting our business and related risks and uncertainties.

Available Information

Our website address is www.everi.com. We make available, free of charge, on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed, or furnished, pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. In addition, our earnings conference calls are webcast live via our website. The information on our website is not part of this Annual Report or our other filings with the SEC. In addition to visiting our website, you may read documents we file with the SEC at www.sec.gov.

Item 1A. Risk Factors.

The following section describes material risks and uncertainties that make an investment in our securities risky and may adversely affect our business, financial condition, results of operations, or the market price of our stock. These risk factors do not identify all risks that we face; our operations could also be affected by factors, events, or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. This section should be read in conjunction with our Financial Statements and Results of Operations included elsewhere in this Annual Report on Form 10-K.

Risks Related to Our Business

Overall

- **Our operations are dependent upon business and consumer demand for gaming and overall economic trends specific to the gaming industry. Economic downturns or a decline in the popularity of gaming could reduce the number of patrons who use our products and services or the amounts of cash that they access using our services.**

  We provide our gaming-related and financial access products and services almost exclusively to regulated gaming operators. As a result, our business depends on consumer demand for gaming. Gaming is a discretionary leisure activity, participation in which has in the past and may in the future decline during periods of (i) economic growth, due to changes in consumers' spending preferences; (ii) economic downturns, or periods of high inflation, due to decreases in our consumers' disposable income or general tourism activities; and (iii) declining consumer confidence, due to general economic conditions, domestic- and geo-political concerns, or other factors. Gaming competes with other leisure activities as a form of consumer entertainment and may lose popularity as new leisure activities arise or as other leisure activities become more popular. The popularity and acceptance of gaming is also influenced by the prevailing social mores and changes in social mores, including changes driven by social responsibility organizations that are dedicated to addressing responsible gaming, which could result in reduced acceptance of gaming as a leisure activity or litigation or lobbying efforts focused on limiting gaming activities. To the extent that the popularity or availability of gaming in the establishments of regulated gaming operators declines as a result of any of these factors, the demand for our financial access and gaming-related products and services, or the willingness of our customers to spend new capital on acquiring gaming equipment or utilize revenue share agreements, may decline and our business may be harmed.

- **If we are unable to develop and protect our intellectual property adequately or obtain intellectual property rights and agreements, we may lose valuable competitive advantages, be forced to incur costly litigation to protect our rights or be restricted in our ability to provide various products in our markets.**

  Our success depends, in part, on developing and protecting our intellectual property. We rely on a combination of patents, trademarks, copyrights, trade secrets, and contractual restrictions to protect our intellectual property. We also rely on other confidentiality and contractual agreements and arrangements with our employees, affiliates, business partners, contractors and customers to establish and protect our intellectual property and similar proprietary rights. We cannot assure you that we will be successful in protecting these rights and, despite our efforts, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors through malfeasance by employees, contractors or other insiders who may have access to our intellectual property; industrial, corporate or other espionage events; or unauthorized intrusions into our networks or those of our third-party vendors. Any litigation relating to the defense of our intellectual property, whether successful or unsuccessful, could result in substantial costs to us and potentially cause a diversion of our resources.

  In addition, we rely on intellectual property licenses from one or more competitors, the loss of which could materially and adversely affect our business and the sale or placement of our products. Various third-party gaming manufacturers with which we compete are much larger than us and have substantially larger intellectual property asset portfolios. The gaming manufacturer industry is very competitive and litigious, and a lawsuit brought by one of our larger competitors, regardless of whether or not well-founded, may have a material adverse effect on our business, financial condition, operations, or cash flows and our ability to sell or place our products.

  In addition, we have faced and may again face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. In the event a claim of infringement against us is successful, we may be required to pay royalties to use technology or other intellectual property rights that we had been using, or we may be required to enter into a license agreement and pay license fees, or we may be required to stop using the technology or other intellectual property rights that we had been using. We may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable amount of time. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and potentially cause a diversion of our resources.

- **We rely on technology provided by third-party vendors, the loss of which could materially and adversely affect our business, increase our costs, and delay deployment or suspend development of our financial services products, gaming systems and player terminals.**

We have entered into license agreements with third parties for the exclusive use of their technology and intellectual property rights in the gaming industry, such as our license to use portions of the software infrastructure upon which our financial access systems operate, and we also rely on third-party manufacturers to manufacture our gaming devices, fully integrated kiosks, and other integrated kiosk solutions. We rely on these other parties to maintain and protect this technology and the related intellectual property rights. If our licensors fail to protect their intellectual property rights in material that we license and we are unable to protect such intellectual property rights, the value of our licenses may diminish significantly, and our business could be significantly harmed. In addition, if these agreements expire and we are unable to renew them, or if this software or hardware, or functional equivalents of this software or hardware, were either no longer available to us or no longer offered to us on commercially reasonable terms, we may lose a valuable competitive advantage and our business could be harmed.

To the extent there are adverse conditions present, which have begun to, and continue to, occur during the global pandemic, we may continue to experience various difficulties, particularly with respect to international third-party suppliers of our components, that could cause significant production delays. If we are unable to obtain these components from our established third-party vendors, we could be required to either redesign our products to function with alternate third-party products or to develop or manufacture these components ourselves, which would result in increased costs and could result in delays in the deployment of our financial service products, gaming systems and player terminals. Furthermore, we might be forced to limit the features available in our current or future offerings.

- **Our net operating losses and other tax credit carry-forwards are subject to limitations that could potentially reduce these tax assets.**

As of December 31, 2022, we had tax effected federal and state net operating loss ("NOL") carry-forwards of approximately $24.3 million and $3.6 million, respectively, and federal research and development credit carry-forwards of approximately $18.5 million. Our federal NOLs of $4.4 million, tax effected, can be carried forward and applied to offset taxable income for 20 years and will expire starting in 2037 for losses incurred before 2018. The estimated federal NOLs incurred after 2017 of approximately $19.9 million, tax effected, can be carried forward indefinitely to offset taxable income. Our state NOL carry-forwards will expire between 2023 and 2042. Our federal research and development credits are limited to a 20 year carry-forward period and will begin to expire in varying amounts in 2029, if not utilized.

Based on the weight of available evidence, including both positive and negative indicators, if it is more likely than not that a portion, or all, of the deferred tax assets will not be realized, we must consider recording a valuation allowance. Greater weight is given to evidence that is objectively verifiable, most notably historical results. As of December 31, 2021, our U.S. operations emerged from a three-year cumulative loss position. Based on our analysis as of December 31, 2021, we removed the full valuation allowance in the federal and certain state jurisdictions, contributing to a $67.9 million reduction in our valuation allowance in 2021. Our ability to utilize these NOL and other tax credit carry-forwards to reduce taxable income in future years may be limited, including the possibility that projected future taxable income is insufficient to realize the benefit of these NOL carry-forwards prior to their expiration. To the extent our results of operations decline, we may not have the ability to meet the more likely than not accounting standard which would require us to record an additional valuation allowance in the future.

In addition, our ability to use these tax assets could be adversely affected by the limitations of Sections 382, 383 and 384 of the Internal Revenue Code. In addition, a portion of our NOL's include amortization of goodwill for tax purposes associated with a restructuring that occurred in 2004, which is subject to audit by the IRS and thus may have an adverse effect on our NOL carry-forwards.

- **We operate our business in regions subject to natural disasters, public health issues, political instability and other potentially catastrophic events. Any interruption to our business resulting from such an event will adversely affect our revenues and results of operations.**

In the event of a natural or human-caused disaster or other catastrophic event, the operations of gaming operators could be negatively impacted or consumer demand for gaming could decline, or both, and as a result, our business could be interrupted, which could materially and adversely affect our revenues and results of operations. Adverse weather conditions, particularly flooding, hurricanes, tornadoes, heavy snowfall, and other extreme weather conditions often deter our customer's patrons from traveling to or make it difficult for them to frequent the sites where our games and FinTech equipment are installed. Similarly, public health crises, such as the outbreak of communicable diseases like COVID-19, often deter patrons from visiting our customer's gaming operators. If any of those sites, where a significant number of our games and FinTech equipment is installed, either individually or simultaneously experienced adverse weather conditions, our results of business, financial condition, and operations could be materially and adversely affected. From time to time, the impact of weather-related natural disasters has resulted in business disruption at certain of our locations as well as our customers' facilities and may do so in the future.

Similarly, many of the international third-party suppliers we rely on for the manufacture of our gaming and FinTech equipment are located in areas that are subject to natural disasters, public health issues, political instability and other potentially catastrophic events. When these events occur, our suppliers may not be able to fulfill their obligations to us, which has in the past resulted in uncertainty in our supply chain and could in the future result in disruptions to our supply chain that adversely affect our results of business, financial condition, and operations.

- **The global COVID-19 pandemic has had, and may continue to, or in the future have, a material adverse impact on our operations and financial performance, as well as on the operations and financial performance of the customers and suppliers in the gaming industry that we serve. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our business objectives.**

The COVID-19 pandemic negatively impacted the global economy, with particular impact to the gaming industry, disrupted global supply chains, temporarily lowered equity market valuations, created significant volatility and disruption in the financial markets, and increased unemployment levels. Consequently, demand for our products and services could be impacted in the future as a result of decreases in gaming activity, whether resulting from the COVID-19 pandemic or other public health crises, uncertainty in the economy or industry, supply chain disruptions, or other for reasons. The extent to which the COVID-19 pandemic further impacts our business, results of operations, and financial condition, as well as our capital and liquidity ratios, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of its variants, and actions taken by governmental authorities and other third parties in response to the pandemic. The COVID-19 pandemic may also exacerbate the risks disclosed in this section of our Annual Report.

Games Business

- **Most of our leased gaming device contracts with our customers are short-term, and if we are unable to maintain our current customers on terms that are favorable to us, our business, financial condition, operations, or cash flows may suffer a material adverse effect.**

Most of our leased gaming device contracts with our customers are generally short-term, except for customers with whom we have entered into development and placement fee agreements. We do not rely upon the stated term of our gaming device contracts to retain the business of our customers. We rely instead upon providing competitive player terminals, games, and systems to give our customers the incentive to continue doing business with us. At any point in time, a significant portion of our gaming device business is subject to non-renewal, which may materially and adversely affect our earnings, financial condition, and cash flows. To renew or extend any of our customer contracts, generally, we may be required to accept financial and other terms that are less favorable to us than the terms of the expired contracts. In addition, we may not succeed in renewing customer contracts when they expire. If we are required to agree to other less favorable terms to retain our customers or we are not able to renew our relationships with our customers upon the expiration of our contracts, our business, financial condition, operations, or cash flows could suffer a material adverse effect.

- **Tribal gaming customers who have historically operated large numbers of Class II gaming units may negotiate arrangements with state governments or renegotiate existing gaming compacts that could impact the number of Class II gaming devices currently supplied by the Company, to the extent there is a desire to change to Class III gaming units. If we are unable to maintain our existing placement of units, then our business, financial condition, operations, or cash flows may suffer an adverse effect.**

As of December 31, 2022, we operated more than 10,300 Class II gaming units under lease or daily fixed-fee arrangements with our customers. Customers who enter into compacts with state governments may desire to change from Class II gaming units to Class III gaming units, as Class III units generally perform better than Class II units. This may result in the loss of placements under lease or daily fixed-fee arrangements as customers purchase or lease Class III units from other equipment suppliers to replace our existing Class II units. If we are unable to replace these lost units with our proprietary Class III units, our business, financial condition, operations, or cash flows could be negatively impacted.

- **Tribal gaming customers that operate Class III gaming units do so under compacts with state governments. If these tribal gaming customers are unable to maintain or renew these existing gaming compacts, then our business, financial condition, operations, or cash flows may suffer an adverse effect.**

As of December 31, 2022, we operated approximately 4,000 Class III gaming units under lease or daily fixed-fee arrangements with our tribal gaming customers. As Class III units generally perform better than Class II units, the loss of these Class III placements under lease or daily fixed-fee arrangements, if these customers are unable to renew their Class III gaming compacts and we are unable to replace these lost units with our proprietary Class II units, may negatively impact our business, financial condition, operations, or cash flows.

- **We derive a significant portion of our revenue from tribal customers, and our ability to effectively operate in tribal gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on tribal land.**

We derive a significant percentage of our revenue from the provision of financial access and gaming-related products and services to gaming facilities operated on tribal lands. Tribes that are federally-recognized are considered "domestic dependent nations" with certain sovereign rights and, in the absence of a specific grant of authority by Congress to a state or a specific compact or agreement between a tribal entity and a state that would allow the state to regulate activities taking place on tribal lands, such tribes can enact their own laws and regulate gaming operations and contracts. In this capacity, tribes generally enjoy a degree of sovereign immunity, which, among other things, recognizes a tribe's inherent authority of self-determination and self-governance, immunizes the tribe from certain lawsuits outside of tribal jurisdiction, and generally authorizes a tribe's powers of taxation and spending over its federally-recognized nation. Accordingly, before we can seek to enforce contract rights with a tribe, or an agency or instrumentality of a tribe, we must obtain from the tribe a general or limited waiver of its sovereign immunity with respect to the matter in dispute, which we are not always able to do. Without a general or limited waiver of sovereign immunity, or if such waiver is held to be ineffective, we could be precluded from judicially enforcing any rights or remedies against a tribe, including the right to enter lands to retrieve our property in the event of a breach of contract by the tribal party to that contract. Governing law and venue provisions in our contracts with tribal customers vary widely and may not be enforceable.

Government enforcement, regulatory action, judicial decisions, and proposed legislative action have in the past affected, and will likely continue to affect our business, financial condition, operations, cash flows, and prospects in tribal lands. The legal and regulatory uncertainties surrounding our tribal agreements could result in a significant and immediate material adverse effect on our business, financial condition, operations, or cash flows. For example, certain of our agreements with tribes are subject to review by regulatory authorities. Additionally, such uncertainties could increase our cost of doing business and could take management's attention away from operations. Regulatory action against our customers or equipment in these or other markets could result in machine seizures and significant revenue disruptions, among other adverse consequences. Moreover, tribal policies and procedures, as well as tribal selection of gaming vendors, are subject to the political and governance environment within each tribe. Changes in tribal leadership or tribal political pressure can affect our business relationships within markets.

- **We may not realize sufficient returns or be successful in renewing our existing or future placement and development fee arrangements with casino operators to expand or develop gaming facilities.**

In our gaming business, we have entered into placement fee agreements with several customers to secure long-term revenue share arrangements which include a fixed number of player terminal placements in the gaming facility. These placement fee arrangements sometimes provide for the removal of our player terminal placements in the event of poor game performance with no further obligation from the gaming customer.

FinTech Business

- **An unexpectedly high level of chargebacks, as a result of fraud or otherwise, could materially and adversely affect our Financial Access business.**

  When patrons use our financial access services, we either dispense cash or produce a negotiable instrument that can be exchanged for cash. If a completed financial access transaction is subsequently disputed, and if we are unsuccessful in establishing the validity of the transaction, we may not be able to collect payment for such transaction and such transaction becomes a chargeback. If we incur chargebacks in excess of specified levels, we could lose our sponsorship into the card associations or be censured by the card associations by way of fines or otherwise. Our failure to adequately manage our chargebacks could have a material adverse effect on our business, financial condition, operations, or cash flows.

- **Changes in consumers' willingness to pay a convenience fee to access their funds could reduce the demand for our Financial Access products and services.**

  Our financial access business depends upon the willingness of patrons to pay a convenience fee to access their own funds on the premises of a gaming operator. In most retail environments, consumers typically do not pay an additional fee for using non-cash payment methods such as credit cards, POS debit cards, or checks. Gaming patrons could bring more cash with them to the establishments of gaming operators or access cash outside of gaming operators without paying a fee for the convenience of not having to leave the establishment. To the extent that gaming patrons become unwilling to pay these convenience fees or lower cost financial access alternatives become available, the demand for financial access services within the establishments of gaming operators may decline and our business could suffer.

- **We maintain a significant amount of cash within our ATMs, which is subject to potential loss due to theft or other events, including natural disasters.**

  A loss of cash from the ATMs we own and for which we provide the cash to operate from our vault cash arrangements is generally our responsibility. We typically require that our service providers, who either transport the cash or otherwise have access to the ATM safe, maintain adequate insurance coverage in the event cash losses occur as a result of theft, misconduct or negligence on the part of such providers. Cash losses at the ATM could occur in a variety of ways, such as natural disasters, fires, vandalism, and theft. Our insurance policies may not cover losses that may occur to the equipment, and any losses to the cash contained in those devices would be borne by us. An increase in the frequency and/or amounts of theft and other losses could lead to a material loss of cash and negatively impact our operating results.

Risks Related to Our Capital Structure

- **The leverage restrictions on our outstanding debt could have significant adverse effects on our business, financial condition and results of operations.**

  As of December 31, 2022, our total indebtedness was approximately $1.0 billion, which included the senior secured term loan and senior secured revolving credit facility ("New Credit Facilities") and the senior unsecured notes due 2029 (the "2021 Unsecured Notes"), (as discussed in "Note 12 - Long Term Debt"), each of which contain restrictive covenants. Our existing borrowings could impact our ability to raise additional capital to fund our operations, limit our ability to react to changes in our industry or the economy, expose us to interest rate risk on our variable rate debt, and prevent us from meeting our obligations with respect to our indebtedness, any of which could have significant adverse effects on our business, financial condition and results of operations.

- **We may not be able to generate sufficient cash to service all of our indebtedness, including the New Credit Facilities and the 2021 Unsecured Notes, and fund our working capital and capital expenditures, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.**

  Our ability to make scheduled payments on our indebtedness will depend upon our future operating performance and on our ability to generate cash flow in the future, which is subject to general economic, financial, business, competitive, legislative, regulatory, and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings, including those under the New Credit Facilities, will be available to us in an amount sufficient to pay our indebtedness or to fund other liquidity needs.

- **The agreements and instruments governing our debt impose restrictions that may limit our operating and financial flexibility.**

  The New Credit Facilities and the indenture governing the 2021 Unsecured Notes contain a number of significant restrictions and covenants that limit our ability, among other considerations, to: incur additional indebtedness; sell assets, or consolidate, or merge with or into other companies; pay dividends, or repurchase or redeem capital stock; make certain investments; issue capital stock of our subsidiaries; incur liens; prepay, redeem or repurchase subordinated debt; and enter into certain types of transactions with our affiliates. These covenants could have the effect of limiting our flexibility in planning for or reacting to changes in our business and the markets in which we compete.

  In addition, to the extent we are found in default and if our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us, or at all. If our debt is in default for any reason, our business, financial condition, and results of operations could be materially and adversely affected. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

- **A material increase in market interest rates could adversely affect our business and results of operations.**

  As of December 31, 2022, all of our indebtedness under our Senior Credit Facilities were at a variable interest rates tied to LIBOR. Any material increases to LIBOR could increase the amount of interest we are required to pay under the Senior Credit Facilities and adversely affect our business and results of operations.

  In addition, we have commercial arrangements with third-party vendors to provide cash for certain of our fund dispensing devices. For the use of these funds, we pay a usage fee on either the average daily balance of funds utilized multiplied by a contractually defined usage rate or the amounts supplied multiplied by a contractually defined usage rate. Assuming no change in the amount of cash used to supply our ATMs, an increase in LIBOR will result in higher monthly fees that we must pay to obtain this supply of cash, thereby increasing our ATM operating costs. Any increase in the amount of cash required to supply our ATMs would magnify the impact of an increase in LIBOR and our business could be adversely affected.

Risks Related to Our Information Technology

- **We have experienced in the past and may experience in the future network or system failures, or service interruptions, including cybersecurity attacks, or other technology and privacy risks. Our inability to protect our systems and data against such risks could harm our business and reputation.**

  Our ability to provide uninterrupted and high levels of services depends upon the performance of our internal network, systems and related infrastructure, and those of our third-party vendors. Any significant interruptions in, or degradation of, the quality of the services, including infrastructure storage and support, that these third parties provide to us could severely harm our business and reputation and lead to the loss of customers and revenue. Our internal network, systems, and related infrastructure, in addition to the networks, systems, and related infrastructure of our third-party technology vendors, may be vulnerable to computer viruses and other malware that infiltrate such systems and networks, as well as physical or electronic security breaches, natural disasters, and similar disruptions. They have been and may continue to be the target of attempts to identify and exploit network and system vulnerabilities, penetrate or bypass security measures to interrupt or degrade the quality of the services we receive or provide, or otherwise gain unauthorized access to our networks and systems or those of our third-party vendors. These vulnerabilities or other attempts at access may result from, or be caused by, human error or technological failures, however, they may also be the product of malicious actions by third parties intending to harm our business. The methods that may be used by these third parties to cause service interruptions or failures or to obtain unauthorized access to information change frequently, are difficult to detect, evolve rapidly, and are increasingly sophisticated and hard to defend against. Our investment in security measures and other defensive measures, and those employed by our third-party vendors, may not be sufficient to defend against all such current and future methods.

  Our careful vetting of third parties to provide technology services and the contractual requirements related to the security that we impose on our third-party vendors who have access to this data may not be sufficient to protect us from network or system failures or service interruptions.

  Any actual or perceived security breach, whether experienced by us or a third-party vendor; the reporting or announcement of such an event, or reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers whether accurate or not; or our failure or perceived failure to respond or remediate an event or make adequate or timely disclosures to the public, Gaming Authorities, regulatory or law enforcement agencies following any such event may be material and lead to harm to our financial condition, business reputation, and prospects of future business due to, among other factors: loss of customer confidence arising from interruptions or outages of our services, delays, failure to meet contractual obligations, and loss of data or public release of confidential data; increased regulatory scrutiny on us; compromised trade secret and intellectual property; exposure to costly uninsured liabilities such as material fines, penalties, liquidated damages, and overall margin compression due to renegotiation of contracts on less favorable terms or loss of business; liability for claims relating to misuse of personal information in violation of contractual obligations or data privacy laws; and potential theft of our intellectual property.

A security breach could occur and persist for an extended period of time without detection. We expect that any investigation of a security breach could take a substantial amount of time, and during such time we may not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all of which could further increase the costs and consequences of such a breach. Further, detecting and remediating such incidents may require specialized expertise and there can be no assurance that we will be able to retain or hire individuals who possess, or otherwise internally develop, such expertise. Our remediation efforts therefore may not be successful. The inability to implement, maintain, and upgrade adequate safeguards could have a material and adverse impact on our business, financial condition and results of operations. Moreover, there could be public announcements regarding any data security-related incidents and any steps we take to respond to or remediate such incidents.

The occurrence of any such failure may also subject us to costly lawsuits and claims for contractual indemnities and may negatively impact the status of our gaming regulatory licenses up to and including revocation, as well as divert valuable management, engineering, information technology, and marketing resources toward addressing these issues and delay our ability to achieve our strategic initiatives. In the event our EGMs or financial access products, systems, or networks are compromised, gaming operators may require us to remediate any abnormality, downtime, loss of use, or suspicious activity, or require us to indemnify casino operators for lost business and, potentially, their patrons. In addition, we gather, as permitted by law, non-public, personally-identifiable financial information from patrons who use our financial access services, such as names, addresses, telephone numbers, bank and credit card account numbers and financial transaction information, and the compromise of such data, which may subject us to fines and other related costs of remediation.

Our insurance coverage may be insufficient to protect us against all losses and costs stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events. We cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Competition

- **The gaming industry is intensely competitive, and if we are unable to compete effectively, our business could be negatively impacted.**

The market for gaming devices, financial access products, and related services is highly competitive, and we expect competition to increase and intensify in the future. In both our Games and FinTech businesses, some of our competitors and potential competitors have significant advantages over us, including greater name recognition; longer operating histories; pre-existing relationships with current or potential customers; greater financial, research, design, development, marketing, technological, and other resources; and more ready access to capital resources, which allow them to respond more quickly to new or changing opportunities, be in a better position to compete and, in respect of our financial access business, to pay higher commissions or other incentives to gaming operators in order to gain new customers. In our FinTech business, we compete with other established providers of financial access products and services, including third-party transaction processors, financial institutions, and other regional and local banks that operate ATMs on the premises of gaming operators. To the extent that we lose customers to these competitors, or competitive pressures force us to offer incentives or less favorable pricing terms for us to establish or maintain relationships with gaming operators, our business, financial condition, operations, or cash flows could be materially and adversely affected.

- **Consolidation among our customers or competitors could have a material adverse effect on our revenues and profitability.**

  We often execute contracts with customers pursuant to which we provide products and services at the establishments of multiple gaming operators. Accordingly, the expiration or termination of a single key contract can mean the loss of multiple gaming facilities at which many of our products and services are used. Consolidation among operators of gaming establishments may also result in the loss of customers, if one of our customers is acquired by a business that utilizes one of our competitors, or significant margin compression, if rates vary between acquiring and acquired customers. Consolidation among our competitors in either the Games or FinTech sectors will only increase advantages these competitors may have over us as we compete for these customers, including even greater financial, research, design, development, marketing, technological, and other resources, and the ability to offer customers more favorable rates and prices due to lower operating costs resulting from efficiencies of scale and varying margins of a larger product portfolio, among other factors.

- **Our business depends on our ability to introduce new, commercially viable games, products and services in a timely manner.**

  Our success is dependent on our ability to develop and sell new games, products, and services that are attractive not only to our customers, but also to their customers, the gaming patrons. If our games, products, and services do not appeal to gaming operators and patrons, or do not meet or sustain revenue and profitability of contractual obligations and expectations, we may lose business to our competitors. Additionally, we may be unable to enhance existing games, products, and services in a timely manner in response to changing regulatory or legal requirements, market conditions, or customer requirements, or preferences, or new games, products and services may not achieve market acceptance in new or existing markets. Delay in regulatory approvals of new gaming devices and equipment may adversely impact new product deployment. If we are unable to keep pace with rapid innovations in new technologies or product design and deployment or if we are unable to quickly adapt our development, manufacturing or sales processes to compete, our business, financial condition, operations or cash flows could suffer a material adverse effect.

Risks Related to the Regulation of Our Business

- **Unauthorized disclosure of cardholder and patron data or similar violations of applicable data privacy laws, whether through a security breach of our computer systems, our third-party processor's computer systems or otherwise, or through our unauthorized use or transmission of such data could subjects us to costly fines, penalties, and legal claims.**

  We collect and store personally identifiable information about cardholders and patrons, who perform certain financial access and Central Credit transactions, including names, addresses, social security numbers, driver's license numbers, and account numbers, and we maintain a database of cardholder and patron data, including account numbers, to process our financial access and Central Credit transactions. We also rely on our third-party processor and certain other technology partners to process and store cardholder and patron data relating to our financial access and Central Credit transactions. As a result, we, as well as our third-party processor, certain of our other technology providers, and some of our gaming operator customers, are required to comply with various foreign, federal, and state privacy statutes and regulations and the PCI Data Security Standard. Compliance with these regulations and requirements, which are subject to change at any time, is often difficult and costly, and our failure, or the failure of these other third parties, to comply may result in significant fines or civil penalties, regulatory enforcement action, liability to our sponsor bank, and termination of our agreements with our gaming operator customers, each of which could have a material adverse effect on our business, financial condition, operations, or cash flows. If our computer systems or those of our third-party processor or other technology providers suffer a security breach, we may be subject to liability, including claims for unauthorized transactions with misappropriated bank card information, impersonation, or similar fraud claims, as well as for any failure to comply with laws governing required notifications of such a breach, and these claims could result in protracted and costly litigation, penalties, or sanctions from the card associations and EFT payment networks, and damage to our reputation, which could reduce and limit our ability to provide financial access and related services to our gaming operator customers.

  The personally identifiable information we collect also includes our patrons' transaction behavioral data and credit history data, which we may use to provide marketing and data intelligence services to gaming operators. This information is increasingly subject to federal, state, and card association laws and regulations, as well as laws and regulations in numerous jurisdictions around the world. Governmental regulations are typically intended to protect the privacy and security of such data and information as well as to regulate the collection, storage, transmission, transfer, use, and distribution of such data and information. We could be materially and adversely affected if domestic or international laws or regulations are expanded to require changes in our business practices, or if governing jurisdictions interpret or implement their laws or regulations in ways that negatively affect our business or even prohibit us from offering certain marketing and data intelligence or other services. Similarly, if we are required to allocate significant resources to modify our internal operating systems and procedures to enable enhanced protection of patron data that we transmit, store, and use, our business results could be adversely affected. In addition, we may face requirements that pose compliance challenges in new international markets that we seek to enter as various foreign jurisdictions have different laws and regulations concerning the storage, transmission, and use of gaming patron data. Such variation could subject us to costs, liabilities, or negative publicity that could impair our ability to expand our operations into some countries; therefore, it could limit our future growth.

- **We are subject to extensive governmental gaming regulation, which may harm our business.**

  Our ability to conduct both our gaming and financial access businesses, expand operations, develop and distribute new games, products and systems, and expand into new gaming markets is also subject to significant federal, state, local, tribal, and foreign regulations, which vary from jurisdiction to jurisdiction. In the United States and many other countries, gaming must be expressly authorized by law. Once authorized, such activities are subject to extensive and evolving governmental regulation. The gaming laws, regulations, and ordinances generally concern the antecedents, acumen, financial stability, and character of our owners, officers, and directors, as well as those persons financially interested or involved in our companies; dictate the technical standards and regulations of our electronic player terminals, gaming systems, and certain other products; and set forth the process and manner by which the Gaming Authorities issue such licenses, findings of suitability, and product approvals. In addition, the suspension, revocation, non-renewal or limitation of any of our licenses or product approvals, or the inability to obtain or maintain requisite license or product approvals could have a material adverse effect on our business operations, financial condition, results of operations, and our ability to retain key employees. The Gaming Authorities may deny, limit, condition, suspend, or revoke a gaming license or related approval for violations of applicable gaming laws and regulations, and may impose substantial fines and take other actions, any one of which could have a significant adverse effect on our business, financial condition, and results of operations.

  Further, changes in existing gaming laws or regulations, or new interpretations of existing gaming laws, may hinder or prevent us from continuing to operate in those jurisdictions where we currently do business, which could harm our operating results. In particular, the enactment of unfavorable legislation or government efforts affecting or directed at gaming manufacturers or gaming operators, such as referendums to increase gaming taxes, or requirements to use local distributors, or uncertainty as to the means and manner in which existing gaming laws may be interpreted and applied, either singly or together, could have a negative impact on our operations.

  Moreover, in addition to the risk of enforcement action, we are also at risk of loss of business reputation in the event of any potential legal or regulatory investigation, regardless of whether we are ultimately accused of or found to have committed any violation. For a summary of gaming regulations that could affect our business, see "Item 1. Business — Regulation."

- **Many of the financial services that we provide are subject to extensive rules and regulations, which may harm our business.**

  Our Central Credit gaming patron credit bureau and warranty services are subject to the FCRA, the FACTA, and similar state laws. The collection practices that are used by our third-party providers and us may be subject to the FDCPA and applicable state laws relating to debt collection. All of our financial access services and patron marketing services are subject to the privacy provisions of state and federal law, including the Gramm-Leach-Bliley Act. Our POS debit card financial access transactions and funds dispensed withdrawal services are subject to the Electronic Fund Transfer Act. Our funds dispensed services are subject to the applicable state banking regulations in each jurisdiction in which we operate ATMs. Our funds dispensed services may also be subject to state and local regulations relating to the imposition of daily limits on the amounts that may be withdrawn from ATMs, the location of ATMs, our ability to surcharge cardholders who use our ATMs, and the form and type of notices that must be disclosed regarding the provision of our funds dispensed services. The financial access services we provide are subject to record keeping and reporting obligations under the Bank Secrecy Act and the USA PATRIOT Act of 2001, including as relates to our federally-mandated internal anti-money laundering program. We are required to file SARs with respect to transactions completed at all gaming operators' establishments where we provide our financial access services through a gaming operator's cashier or financial services center. If we are found to be noncompliant with these laws, we could be subject to substantial civil and criminal penalties. In jurisdictions in which we serve as a check casher, we are subject to the applicable state licensing requirements and regulations governing check cashing activities. We are also subject to various state licensing requirements and regulations governing money transmitters. We may be required to obtain additional licenses from federal or state financial authorities in connection with our products and services. There can be no assurance that we will be able to obtain any such licenses, and, even if we were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material and adverse effect on our business.

We are subject to formal or informal audits, inquiries, examinations, or reviews from time to time by the regulatory authorities that enforce these financial services rules and regulations. In the event that any regulatory authority determines that the manner in which we provide financial access, patron marketing, or gaming patron credit bureau services is not in compliance with existing rules and regulations, or the regulatory authorities adopt new rules or regulations that prohibit or restrict the manner in which we provide financial access, patron marketing, or gaming patron credit bureau services, then these regulatory authorities may force us to modify the manner in which we operate or force us to stop processing certain types of financial access transactions or providing patron marketing or gaming patron credit bureau services altogether. We may also be required to pay substantial penalties and fines if we fail to comply with applicable rules and regulations. In addition, our failure to comply with applicable rules and regulations could subject us to private litigation.

- **Gaming and financial services laws and regulations are subject to change and uncertain application.**

  Gaming and financial services laws and regulations are subject to change and evolving interpretations and application, including through legislative amendments, new and proposed regulations, executive orders, and agency interpretations, and it can be difficult to predict how they may be applied to our business. We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or proposed products and services and/or increase our expenses in providing these products and services.

- **We are subject to extensive rules and regulations of card associations, including VISA, MasterCard, and EFT networks, that are always subject to change, which may harm our business.**

  Our financial access business is subject to the extensive rules and regulations of the leading card associations, including VISA, MasterCard and EFT Networks. The failure by any of such providers to comply with such standards could result in our being fined or being prohibited from processing transactions through VISA, MasterCard, and other card and payment networks. We also process transactions involving the use of the proprietary credit cards such as those offered by Discover Card and American Express, as well as other regional cards issued in certain international markets. The rules and regulations of the proprietary credit card networks that service these cards present risks to us that are similar to those posed by the rules and regulations of VISA, MasterCard, and other payment networks.

  The card associations' and payment networks' rules and regulations are always subject to change, and the card associations or payment networks may modify their rules and regulations from time to time. Our inability to anticipate changes in rules and regulations, or the interpretation or application thereof, may result in substantial disruption to our business. In the event that the card associations, payment networks or our sponsoring banks determine that the manner in which we process certain types of card transactions is not in compliance with existing rules and regulations, or if the card associations or payment networks adopt new rules or regulations that prohibit or restrict the manner in which we process certain types of card transactions, we may be forced to pay a fine, modify the manner in which we operate our business, or stop processing certain types of financial access transactions altogether, any of which could have a material adverse effect on our business, financial condition, operations, or cash flows.

- **Card association and EFT network changes to interchange reimbursement rates or network operating fees or fees associated with the processing and settlement of our financial access transactions or other changes to their operating rules and regulations may affect our revenues, cost of revenues (exclusive of depreciation and amortization), net income, and our business generally.**

  We receive income from issuers of ATM, credit, and debit cards for certain transactions performed on our ATMs related to cash dispensing or certain other transactions. The EFT networks may also charge certain fees related to the performance of these transactions. We refer to the net of this income and fees as interchange reimbursement fees. The amount of this interchange reimbursement fee income is determined by the card associations and EFT networks, and this income is subject to decrease at their discretion.

  We pay interchange and other network fees for services to the credit card associations and EFT networks that they provide in settling transactions routed through their networks. Collectively, we call these charges interchange fees. Subject to the limitations imposed by federal regulations such as the Durbin Amendment or other regulations that may be enacted, the amounts of these interchange fees are determined at the sole discretion of the card associations and

EFT networks and are subject to increase at any time. We have been seeing such card association interchange fee increases with higher frequency in recent years and with disproportionate negative impact upon transaction categories into which our financial access transactions typically fall. Competitive pressures might prevent us from passing all or some of these fees through to our customers in the future. To the extent that we are unable to pass through to our customers all or any portion of any increase in interchange or other network processing fees, our cost of revenues (exclusive of depreciation and amortization) would increase and our net income would decrease, assuming no change in transaction volumes. Any such decrease in net income could have a material adverse effect on our business, financial condition, operations, or cash flows. In addition, proposed changes to the Dodd-Frank Act, such as the repeal of the Durbin Amendment, if adopted, or other regulation that could be implemented to limit the amount of surcharge or service fees charged for our financial access transactions could have a negative impact on revenue and gross margins (exclusive of depreciation and amortization) as a result of reduced service fee revenue and potential increases in interchange rates merchants pay for debit card transactions.

The card associations and EFT networks may also elect to impose new membership or other fees, or implement new rules and regulations with respect to processing transactions through their networks, and any such new fees, rules, or regulations could have a material adverse effect on our business, financial condition, operations, or cash flows.

- **The provision of our credit card access, POS debit, and funds dispensed services are dependent upon our continued sponsorship into the VISA and MasterCard card associations, and the suspension or termination of our sponsorship could result in a material adverse effect on our business, financial condition, operations, or cash flows.**

We process virtually all of our credit card financial access, POS debit, and funds dispensed service transactions through the VISA and MasterCard card associations, both domestically and internationally, and virtually all of the revenue that we derive from our credit card financial access, POS debit, and funds dispensed services is dependent upon our continued sponsorship into the VISA and MasterCard associations. We cannot provide these services without sponsorship into the VISA and MasterCard associations by a member financial institution. Our failure to maintain our current sponsorship arrangements or secure alternative sponsorship arrangements into the VISA and MasterCard associations could have a material adverse effect on our business, financial condition, operations, or cash flows.

- **Our funds dispensed service business is subject to extensive rules and regulations, which may harm our business.**

Our funds dispensed services are subject to the applicable federal, state, and local banking regulations in each jurisdiction in which we operate ATMs, which regulations relate to the imposition of daily limits on the amounts that may be withdrawn from ATMs, the location of ATMs, our ability to surcharge cardholders who use our ATMs, and the form and type of notices that must be disclosed with respect to the fees we charge to patrons in connection with our funds dispensed services. ATMs are also subject to requirements of the Americans with Disabilities Act, which in general require that ATMs be accessible to individuals with disabilities, such as visually-impaired persons. These laws and regulations may impose significant burdens on our ability to operate ATMs profitably in some locations, or at all, and our business, financial condition, operations, or cash flows could be materially adversely affected. Moreover, because these regulations are subject to change, we may be forced to modify our funds dispensed operations in a manner inconsistent with the assumptions upon which we relied when entering contracts to provide funds dispensed services at gaming operators' establishments. If federal, state, local, or foreign authorities adopt new laws or regulations, or raise enforcement levels on existing laws and regulations that make it more difficult for us to operate our funds dispensed business, then our revenues and earnings may be negatively affected. If legislation or regulations are enacted in the future that adversely impact our funds dispensed business, we may be forced to modify our operations in a manner inconsistent with the assumptions upon which we relied when entering contracts to provide ATMs at gaming operators' establishments and our business, financial condition, operations, or cash flows could suffer a material adverse effect.

- **Changes to consumer privacy laws may require us to change our business practices or spend significant amounts on compliance with such laws.**

Certain of our products and services depend on the ability to collect and use non-public personal, financial transaction, and other information relating to patrons. To the extent that we collect, control, or process such information, federal, state, and foreign privacy laws and regulations, including, without limitation, California Consumer Privacy Act and General Data Protection Regulation, require us to make disclosures regarding our privacy and information sharing practices, safeguard and protect the privacy of such information, and, in some cases, provide patrons the opportunity to "opt out" of the use of their information for certain purposes. We must comply with federal, state, and foreign requirements regarding notice and consent to obtain, use, share, transmit and store such information.

Consumer protection and data privacy laws are rapidly evolving due to recent high-profile thefts and losses of sensitive consumer information from protected databases. Such laws may broaden the scope of protected information; impose new and/or stricter standards concerning the collection, control, use, sharing, and protection of consumer information; and/or require patrons to "opt-in" to the use of their information for specific purposes. Our compliance with any or all of such laws may be costly and challenging to operationalize across the uneven requirements of the numerous domestic and international jurisdictions in which we do business.

Changes in consumer protection and data privacy laws may require us to narrow or limit the data we collect; limit how, or how long, we may use it; or require us to purge data from our systems in response to consumer requests, which may hamper the provision of certain of our data-related services or diminish the value of such services to our customers and result in loss of business. To the extent that patrons exercise their right to "opt out," or are required to "opt in," our ability to leverage existing and future databases of information may be curtailed. Further, to continue to provide such products and services, we may be required to make material modifications to the products and services we offer in order to meet the changing standards, which may result in significant redesign and redeployment costs to us.

To the extent that we fail to comply with applicable consumer protection and data privacy laws, we may become subject to actions by individuals or regulatory authorities, which may result in the payment of fines or the imposition of other monetary or non-monetary penalties.

The failure or circumvention of how we safeguard and protect the privacy of information we gather may result in the dissemination of non-public personal information, which may harm our reputation and may expose us to liability to the affected individuals and regulatory enforcement proceedings or fines.

General Risk Factors

- **We are impacted by increasing stakeholder interest in public company performance, disclosure, and goal-setting with respect to environmental, social and governance ("ESG") matters.**

  In response to growing customer, investor, employee, governmental and other stakeholder interest in our ESG practices, including our procedures, standards, performance metrics, and goals, we have increased reporting of our ESG programs and performance and have established goals and other objectives related to ESG matters. These goal statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our ability to achieve any goal or objective, including with respect to ESG initiatives, is subject to numerous risks, many of which are outside of our control. Examples of such risks include, but are not limited to: (i) the availability and cost of low-energy sources and technologies; (ii) evolving regulatory requirements affecting ESG standards or disclosures; (iii) the availability of suppliers that can meet our sustainability, diversity and other standards; (iv) our ability to recruit, develop, and retain diverse talent in our labor markets; and (v) the impact of our organic growth and acquisitions of businesses or operations. In addition, frameworks for tracking and reporting on ESG matters have not been standardized and continue to evolve. Our processes and controls for reporting of ESG matters may not always comply with evolving and disparate standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our performance metrics, goals or reported progress in achieving such goals. In addition, certain of our products and services may be unattractive to certain investors and may cause us to be increasingly subject to ESG-driven investment practices that preclude investment in our debt and equity securities.

  To the extent our ESG practices do not meet, or viewed as not meeting, evolving investor or other stakeholder expectations, then our reputation, our ability to attract or retain employees and our attractiveness as a gaming supplier, business partner or acquiror could be negatively impacted. Our failure, or perceived failure, to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could have similar negative impacts and expose us to government enforcement actions and private litigation.

- **We have recorded net losses in previous years and we may not generate profits in the future.**

  We had net income of $120.5 million and $152.9 million for the years ended December 31, 2022 and 2021, respectively, and a net loss of $81.7 million for the year ended December 31, 2020. As a result of the interest payments on our indebtedness, amortization of intangible assets incurred in connection with our acquisitions, other related acquisition and financing costs, asset impairment charges, depreciation, and other amortization, we may not be able to generate profits in the future. Our ability to continue to generate net profits in the future depends, in part, on our ability to: establish strategic business relationships with new and existing customers; retain our existing customers and expand our relationships with existing customers; provide our products and services in new markets and to new customers in existing markets; develop new games or license third-party content in our Games business and develop new products and services in our FinTech business; effectively manage a larger and more diverse workforce and business; react to changes, including technological, security and regulatory changes, in the markets we target or operate in; respond to competitive developments and challenges; and attract and retain experienced and talented personnel.

We may not be able to do any of these successfully, and our failure to do so could have a material adverse effect on our business, financial condition, operations, or cash flows, which could, among other things, affect our ability to make payments under our debt agreements.

- **The price of our common stock may continue to fluctuate significantly.**

The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including, but not limited to, those described above in previous risk factor sub-captions.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We occupy real estate properties mostly in the United States and, to a lesser degree, internationally that are under lease agreements. We believe that these facilities are adequate for our business needs as presently conducted.

We primarily occupy the following leased real estate properties:

Location	Sq. Ft	Purpose	Segment
Austin, Texas	164,400	Games Headquarters and Operations	Games
Las Vegas, Nevada	119,177	Corporate Headquarters; FinTech Headquarters and Operations	FinTech

In addition, we lease additional less significant real estate properties that are used to support our products and services.

Item 3. Legal Proceedings.

A discussion of our legal proceedings is contained in "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 13 — Commitments and Contingencies" of this Annual Report on Form 10-K and incorporated here by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed for trading on the New York Stock Exchange under the symbol "EVRI." On February 24, 2023, there were 8 holders of record of our common stock. Many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, which results in a significantly larger number of beneficial stockholders represented by these holders of record.

Dividends

We have not declared or paid any cash dividends on our capital stock as we intend to retain our earnings and utilize them for the repayment of outstanding debt and to finance the growth and development of our business. Any future change in our dividend policy will be made at the discretion of our Board of Directors, and will depend on our contractual restrictions, results of operations, earnings, capital requirements, and other factors considered relevant by our Board of Directors. In addition, the New Credit Facilities and the indenture governing the 2021 Unsecured Notes limit our ability to declare and pay cash dividends.

Common Stock Repurchases

On May 4, 2022, our Board of Directors authorized and approved a new share repurchase program in an amount not to exceed $150.0 million pursuant to which we may purchase outstanding Company common stock in open market or privately negotiated transactions over a period of eighteen (18) months through November 4, 2023, in accordance with Company and regulatory policies and trading plans established in accordance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934. The actual number of shares to be purchased will depend upon market conditions and is subject to available liquidity, general market and economic conditions, alternative uses for capital and other factors. All shares purchased will be held in the Company's treasury for possible future use. There is no minimum number of shares that the Company is required to repurchase, and the program may be suspended or discontinued at any time without prior notice. This new repurchase program supersedes and replaces, in its entirety, the previous share repurchase program.

There were approximately 5.0 million shares repurchased during the year ended December 31, 2022 at an average price of $16.93 per share for an aggregate amount of $84.3 million. The remaining availability under the May 2022 $150.0 million share repurchase program was $65.7 million as of December 31, 2022. There were no share repurchases during the years ended December 31, 2021 and 2020, respectively.

Issuer Purchases and Withholding of Equity Securities

The following table includes the monthly repurchases or withholdings of our common stock during the fourth quarter ended December 31, 2022:

	Total Number of Shares Purchased or Withheld (in thousands)		Average Price Purchased or Withheld per Share (3)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (4) (in thousands)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (4) (in thousands)
Share Repurchases					
10/1/22 - 10/31/22	555.3 (1)	$	17.58	555.3	$ 90,889.7
11/1/22 - 11/30/22	1,365.9 (1)	$	16.84	1,365.9	67,889.1
12/1/22 - 12/31/22	136.9 (1)	$	16.34	136.9	65,652.5
Sub-total	2,058.1	$	17.00	2,058.1	$ 65,652.5
Tax Withholdings					
10/1/22 - 10/31/22	4.0 (2)	$	18.62	—	$ —
11/1/22 - 11/30/22	2.5 (2)	$	16.73	—	—
12/1/22 - 12/31/22	2.5 (2)	$	14.53	—	—
Sub-total	9.0	$	16.95	—	$ —
Total	2,067.1	$	17.00	2,058.1	$ 65,652.5

(1) Represents the number of shares repurchased during the three months ended December 31, 2022 pursuant to the share repurchase program that our Board of Directors authorized and approved on May 4, 2022, giving us the authority to repurchase up to $150 million of our outstanding common stock over an 18-month period through November 4, 2023, which commenced in the second quarter of 2022. This share repurchase program supersedes all prior share repurchase programs. Refer to "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 14 — Shareholders' Equity" for additional details.

(2) Represents the shares of common stock that were withheld from restricted stock awards to satisfy the applicable tax withholding obligations incident to the vesting of such restricted stock awards. There are no limitations on the number of shares of common stock that may be withheld from restricted stock awards to satisfy the tax withholding obligations incident to the vesting of restricted stock awards. We withheld approximately 0.7 million, 0.5 million, and 0.2 million shares of our common stock at an aggregate purchase price of approximately $12.0 million, $9.4 million and $1.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, to satisfy the minimum applicable tax withholding obligations incident to the vesting of such restricted stock awards.

(3) Represents the average price per share of common stock purchased or withheld on the date of withholding.

(4) There were 2.1 million shares repurchased during the three months ended December 31, 2022 at an average price of $17.00 per share for an aggregate amount of $35.0 million. The remaining availability under the May 4, 2022 $150.0 million share repurchase program was $65.7 million as of December 31, 2022. There were no share repurchases during the three months ended December 31, 2021 and 2020, respectively.

Stock Performance Graph

The line graph below compares the cumulative total stockholder return on our common stock with the cumulative total return of the Standard & Poor's ("S&P") 500 Index, the S&P 1000 Index and the S&P Software and Service Index during the five-year period ended December 31, 2022. Beginning this year, we have included the S&P Software and Service Index in the Stock Performance Graph as we believe it is a more comparable metric that includes small and mid-capitalization stocks, similar in capitalization to our Company; however, we have also retained the S&P Information Technology Index, our historic index for the graph, during this transition year.

The graph assumes that $100 was invested on December 31, 2017 in our common stock, in the S&P 500 Index, the S&P 1000 Index, the S&P Information Technology Index, and the S&P Software and Service Index, and that all dividends were reinvested. Research Data Group, Inc. furnished this data; and the cumulative total stockholder returns for our common stock, the S&P 500 Index, the S&P 1000 Index, the S&P Information Technology Index, and the S&P Software and Service Index are based on the calendar month end closing prices. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Everi Holdings Inc, the S&P 500 Index, S&P 1000 Index,
the S&P Information Technology Index and the S&P Software and Service Index

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The performance graph and the related chart and text are being furnished solely to accompany this Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K, and are not being filed for purposes of Section 18 of the Exchange Act and are not to be incorporated by reference in any filing by us under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Item 1. Business" and our Financial Statements included elsewhere in this Annual Report on Form 10-K and the information included in our other filings with the SEC.

Overview

Everi develops and offers products and services that provide gaming entertainment, improve our customers' patron engagement, and help our casino customers operate their businesses more efficiently. We develop and supply entertaining game content, gaming machines and gaming systems and services for land-based and iGaming operators. Everi is a leading innovator and provider of trusted financial technology solutions that power casino floors, improve operational efficiencies, and fulfill regulatory requirements. The Company also develops and supplies player loyalty tools and mobile-first applications that enhance patron engagement for our customers and venues in the casino, sports, entertainment, and hospitality industries.

Everi reports its financial performance, and organizes and manages its operations, across the following two business segments: (i) Games and (ii) Financial Technology Solutions ("FinTech").

Everi Games provides gaming operators with gaming technology and entertainment products and services, including: (i) gaming machines, primarily comprising Class II, Class III and Historic Horse Racing ("HHR") slot machines placed under participation or fixed-fee lease arrangements or sold to casino customers; (ii) providing and maintaining the central determinant systems for the video lottery terminals ("VLTs") installed in the State of New York and similar technology in certain tribal jurisdictions; and (iii) business-to-business ("B2B") digital online gaming activities.

Everi FinTech provides gaming operators with financial technology products and services, including: (i) financial access and related services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels; (ii) loyalty and marketing software and tools, regulatory and compliance ("RegTech") software solutions, other information-related products and services, and hardware maintenance services; and (iii) associated casino patron self-service hardware that utilizes our financial access, software and other services. We also develop and offer mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment, and hospitality industries. Our solutions are secured using an end-to-end security suite to protect against cyber-related attacks allowing us to maintain appropriate levels of security. These solutions include: access to cash and cashless funding at gaming facilities via Automated Teller Machine ("ATM") debit withdrawals, credit card financial access transactions, and point of sale ("POS") debit card purchases at casino cages, kiosk and mobile POS devices; accounts for the CashClub Wallet, check warranty services, self-service loyalty and fully integrated kiosk maintenance services; self-service loyalty tools and promotion management software; compliance, audit, and data software; casino credit data and reporting services; marketing and promotional offering subscription-based services; and other ancillary offerings.

Impact of COVID-19, Macro-Economic Volatility and Global Instability, Employment Constraints and Supply Chain Disruptions

We continue to monitor the remaining effects of COVID-19 and believe we are prepared to respond appropriately to the extent additional variants surface that disrupt our business.

We have experienced an impact from macro-economic volatility as a result of inflation, interest rate movements and global instability, particularly as it relates to our supply chain, both from an upstream and downstream perspective, which impacts the delivery of our products; and we continue to evaluate the effects of interest rate movements on our variable rate debt and pricing pressures on our business.

We have experienced an impact from employment constraints as a result of inflation that has significantly increased over prior years. This has placed pressure on competitive wages, which has led to increases in wages and other related costs.

We have experienced an impact from supply chain disruptions that have resulted in additional costs incurred to develop, produce, and ship our products.

Additional Items Impacting Comparability of Results of Operations and Financial Condition

Our Financial Statements included in this report reflect the following additional items impacting the comparability of results of operations:

- During the year 2022, we acquired the stock of eCash Holdings Pty Limited and wholly-owned subsidiaries (collectively "eCash"), Intuicode Gaming Corporation ("Intuicode"), and certain strategic assets of Venuetize, Inc. ("Venuetize") and made an initial cash payment of $15.0 million, $12.5 million and $18.2 million at the closing of each transaction, respectively. The acquisitions did not have a material impact on our financial condition or results of operations as of and for the period ended December 31, 2022.

- During the second quarter of 2022, our Board of Directors authorized and approved a new share repurchase program in an amount not to exceed $150.0 million pursuant to which we may purchase outstanding Company common stock in open market or privately negotiated transactions over a period of eighteen (18) months through November 4, 2023. There were 5.0 million shares repurchased during the year ended December 31, 2022 at an average price of $16.93 per share for an aggregate amount of $84.3 million. The remaining availability under the May 2022 $150.0 million share repurchase program was $65.7 million as of December 31, 2022.

- In 2021, we decreased our valuation allowance for our deferred tax assets by approximately $67.9 million, of which $63.5 million was released during the fourth quarter of 2021, due to the removal of the full valuation allowance on our federal and certain states deferred tax assets.

- During the third quarter of 2021, we completed a refinancing of our prior credit facilities and entered into a credit agreement and a letter of credit (the "New Credit Agreement"). The New Credit Agreement provides for: (i) a seven-year $600 million senior secured term loan due 2028 issued at 99.75% of par (the "New Term Loan"); and (ii) a $125 million senior secured revolving credit facility due 2026, which was undrawn at closing (the "New Revolver" and together with the New Term Loan, the "New Credit Facilities"). The fees associated with the New Credit Facilities were approximately $13.9 million, which included discounts of approximately $1.5 million.

- During the third quarter of 2021, we completed a refinancing of our 7.50% senior unsecured notes due in 2025 (the "2017 Unsecured Notes") with an offering of $400 million in aggregate principal, issued at par, of 5.00% senior unsecured notes due 2029 (the "2021 Unsecured Notes"). The fees associated with the 2021 Unsecured Notes included debt issuance costs of approximately $5.9 million.

- During the third quarter of 2021, in connection with these refinancing and repayment activities, the total fees were approximately $40.6 million, comprised of approximately $20.8 million of early redemption penalties and make-whole interest associated with the prior debt instruments and approximately $19.8 million of capitalized debt issuance costs attributable to the new debt instruments.

- During the third quarter of 2021, in connection with these refinancing and repayment activities, we recorded a loss on extinguishment of debt of approximately $34.4 million, comprised of cash charges of approximately $20.8 million for prepayment penalties and make-whole interest and non-cash charges of approximately $13.6 million related to the write-off of unamortized debt issuance costs and discounts associated with the prior credit facility (the "Prior Term Loan"), the prior incremental term loan facility (the "Prior Incremental Term Loan") and the 2017 Unsecured Notes.

As a result of these events, together with any remaining impacts of COVID-19, macro-economic volatility and global instability, our employment constraints and supply chain disruptions, our results of operations and earnings (loss) per share in the periods covered by our Financial Statements may not be directly comparable.

Trends and Developments Impacting our Business

Our strategic planning and forecasting processes include the consideration of economic and industry-wide trends that may impact our Games and FinTech businesses. Below we have identified a number of trends that could have a material impact on our business:

- Casino gaming is dependent upon discretionary consumer spending, which is typically the first type of spending that is restrained by consumers when they are uncertain about their jobs and income. Global economic uncertainty in the marketplace may have an impact on casino gaming, gaming operator capital budgets, and ultimately the demand for new gaming equipment, which impacts both of our segments.

- We face continued competition from competitors in the gaming financial access market, as well as from larger gaming equipment manufacturers and systems providers. This competition continues to contribute to ongoing pricing pressure for both our Games and FinTech businesses.

- We face continued macro-economic volatility, global instability, inflationary pricing pressures and interest rate movements, which impacts both our segments.

- Disruption of global supply chains experienced in 2022 related to COVID-19, macro-economic volatility, including inflation and interest rate movements, and global instability may negatively impact the anticipated increase in sales of gaming equipment in 2023.

- Transaction processing and related fees have increased in recent years. We expect the financial services and payments industry to respond to these changes, including in ways that could negatively impact our FinTech business in the future.

- We derive a significant portion of our revenue from Native American tribal customers, and our ability to effectively operate in Native American gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on Native American land.

- Casino operators continue to broaden their appeal by focusing on investments in non-gaming amenities for their facilities, which could impact casino operator's capital allocations for games and payment solution products and services that impact both of our operating segments.

Operating Segments

We report our financial performance within two operating segments: (i) Games; and (ii) FinTech. For additional information on our segments see "Item 1. Business" and "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 18 — Segment Information" included in this Annual Report on Form 10-K.

Results of Operations

Year ended December 31, 2022 compared to the year ended December 31, 2021

The following table presents our Results of Operations as reported for the year ended December 31, 2022 compared to the year ended December 31, 2021 (amounts in thousands)*:

	Year Ended					
	December 31, 2022		December 31, 2021		2022 vs 2021	
	$	%	$	%	$	%
Revenues						
Games revenues						
Gaming operations	$ 292,873	37 %	$ 272,885	41 %	$ 19,988	7 %
Gaming equipment and systems	143,553	18 %	103,844	16 %	39,709	38 %
Games total revenues	436,426	56 %	376,729	57 %	59,697	16 %
FinTech revenues						
Financial access services	206,860	26 %	178,019	28 %	28,841	16 %
Software and other	80,232	10 %	67,797	10 %	12,435	18 %
Hardware	59,001	8 %	37,840	6 %	21,161	56 %
FinTech total revenues	346,093	44 %	283,656	43 %	62,437	22 %
Total revenues	782,519	100 %	660,385	100 %	122,134	18 %
Costs and expenses						
Games cost of revenues [(1)]						
Gaming operations	25,153	3 %	21,663	3 %	3,490	16 %
Gaming equipment and systems	86,638	11 %	60,093	9 %	26,545	44 %
Games total cost of revenues	111,791	14 %	81,756	12 %	30,035	37 %
FinTech cost of revenues [(1)]						
Financial access services	10,186	1 %	6,779	1 %	3,407	50 %
Software and other	4,125	1 %	4,129	— %	(4)	— %
Hardware	39,220	5 %	22,785	3 %	16,435	72 %
FinTech total cost of revenues	53,531	7 %	33,693	5 %	19,838	59 %
Operating expenses	216,959	28 %	188,900	29 %	28,059	15 %
Research and development	60,527	8 %	39,051	6 %	21,476	55 %
Depreciation	66,801	9 %	61,487	9 %	5,314	9 %
Amortization	59,558	8 %	57,987	9 %	1,571	3 %
Total costs and expenses	569,167	73 %	462,874	70 %	106,293	23 %
Operating income	213,352	27 %	197,511	30 %	15,841	8 %

* Rounding may cause variances.

(1) Exclusive of depreciation and amortization.

| | Year Ended | | | | 2022 vs 2021 | |
| | December 31, 2022 | | December 31, 2021 | | | |
	$	%	$	%	$	%
Other expenses						
Interest expense, net of interest income	55,752	7 %	62,097	9 %	(6,345)	(10)%
Loss on extinguishment of debt	—	— %	34,389	5 %	(34,389)	(100)%
Total other expenses	55,752	7 %	96,486	15 %	(40,734)	(42)%
Income before income tax	157,600	20 %	101,025	15 %	56,575	56 %
Income tax provision (benefit)	37,111	5 %	(51,900)	(8)%	89,011	172 %
Net income	$ 120,489	15 %	$ 152,925	23 %	$ (32,436)	(21)%

* Rounding may cause variances.

Total Revenues

Total revenues increased by approximately $122.1 million, or 18%, to approximately $782.5 million for the year ended December 31, 2022, as compared to the prior year. This was primarily due to the higher Games and FinTech revenues described below.

Games revenues increased by approximately $59.7 million, or 16%, to approximately $436.4 million for the year ended December 31, 2022, as compared to the prior year. This was primarily due to: (i) an increase of 1,785 gaming machines sold (including those from the acquired HHR development company, Intuicode), with $779 higher average selling price per unit, which resulted in additional gaming equipment revenues; (ii) a 1,072 unit increase in the number of units in our installed base from our gaming operations revenues; (iii) the recurring, participation revenue contributions from Intuicode, which is in our gaming operations revenues, and also in our gaming equipment revenues; and (iv) an $8.7 million increase in our online digital and interactive solutions as a result of growth in the customer base and expansion of our product with existing customers, which were reflected in our gaming operations revenues.

FinTech revenues increased by approximately $62.4 million, or 22%, to approximately $346.1 million for the year ended December 31, 2022, as compared to the prior year. This was primarily due to contributions that included: (i) an increase in both transaction and dollar volumes attributable to more normalized operations in the gaming industry and new and renewed business from our financial access services revenues; (ii) contributions from acquired businesses, reflected mostly in our hardware revenues and software and financial access services revenues; and (iii) an increase in unit sales of our kiosks reflected in our hardware revenues.

Costs and Expenses

Total costs and expenses increased by approximately $106.3 million, or 23%, to approximately $569.2 million for the year ended December 31, 2022, as compared to the prior year. This was primarily due to higher Games and FinTech costs and expenses described below.

Games cost of revenues increased by approximately $30.0 million, or 37%, to approximately $111.8 million for the year ended December 31, 2022, as compared to the prior year. This was primarily due to the additional variable costs associated with the higher unit sales from our gaming equipment and systems activities, increased freight and delivery costs, and increased supply chain related costs. There were also additional costs associated with our installed base from our gaming operations activities, primarily from increased payroll related costs.

FinTech cost of revenues increased by approximately $19.8 million, or 59%, to approximately $53.5 million for the year ended December 31, 2022, as compared to the prior year. This was primarily due to additional variable costs associated with the higher unit sales from our hardware revenue, increased supply chain related costs, increased freight and delivery costs, and an additional $3.4 million in check warranty expenses. Check warranty losses have been increasing in 2022 as declining or eliminated governmental stimulus efforts have been greatly reduced or ceased and nationwide patrons' cash balances have been declining. These check warranty losses are reported within our financial access services activities.

Operating expenses increased by approximately $28.1 million, or 15%, to approximately $217.0 million for the year ended December 31, 2022, as compared to the prior year. This was primarily due to higher payroll and related expenses to support the growth of our existing operations and new employees from acquisitions completed during the year in our Games and FinTech segments. We also incurred higher employee travel and related costs resulting from more normalized operations of our customers in our Games and FinTech segments. In addition, the increase was attributable to rising expenses for software licensing and information technology hardware support. The prior year operating expenses were partially offset by the recovery of a settlement from a dispute with an insurance carrier for a payment associated with the Fair and Accurate Credit Transactions Act legal matter of approximately $1.9 million in our FinTech segment.

Research and development expense increased by approximately $21.5 million, or 55%, to approximately $60.5 million for the year ended December 31, 2022, as compared to the prior year. This increase was primarily the result of the growth in our operations, expense from our recently completed acquisitions and the continued investment in new products in our Games and FinTech segments.

Depreciation expense increased by approximately $5.3 million, or 9%, to approximately $66.8 million for the year ended December 31, 2022, as compared to the prior year, and was primarily associated with an increase in capital spending resulting in a higher asset base in our Games and FinTech segments.

Amortization expense increased by approximately $1.6 million, or 3%, to approximately $59.6 million for the year ended December 31, 2022, as compared to the prior year, and was primarily associated with an increase in intangible assets acquired in 2022 for our Games and FinTech segments.

Primarily as a result of the factors described above, our operating income increased by approximately $15.8 million, or 8%, and resulted in an operating income of approximately $213.4 million for the year ended December 31, 2022, as compared to the prior year. The operating income margin was 27% for the year ended December 31, 2022 compared to an operating income margin of 30% for the prior year.

Interest expense, net of interest income, decreased by approximately $6.3 million, or 10%, to approximately $55.8 million for the year ended December 31, 2022, as compared to the prior year. This was primarily due to interest savings achieved from a refinancing of our prior credit facilities and unsecured notes in the third quarter of 2021 that resulted in a lower amount of principal outstanding. This was partially offset by higher interest rates on our variable debt and our vault cash as a result of inflationary pressures in the macro-economic environment and global instability. Partially offsetting interest expense was approximately $3.9 million in interest earned on our cash balances due to rising interest rates throughout the year and on certain customer receivables.

There was no loss on extinguishment of debt for the year ended December 31, 2022, as compared to $34.4 million in the prior year resulting from a refinancing of our prior credit facilities and unsecured notes in the third quarter of 2021.

Income tax provision increased by $89.0 million to approximately $37.1 million for the year ended December 31, 2022, as compared to the prior year. The income tax provision for the year ended December 31, 2022 reflected an effective income tax rate of 23.5%, which was greater than the statutory federal rate of 21.0%, primarily due to state taxes, compensation deduction limitations, a net operating loss limitation and an accrual for a foreign withholding tax, partially offset by both a research credit and the benefit from stock option exercises. The income tax benefit of $51.9 million for the year ended December 31, 2021 reflected an effective income tax rate of negative 51.4%, which was less than the statutory federal rate of 21.0%, primarily due to a decrease in our valuation allowance as we removed the full valuation allowance on our federal and certain states deferred tax assets. For additional information, refer to "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 17 — Income Taxes".

Primarily as a result of the factors described above, we had net income of approximately $120.5 million for the year ended December 31, 2022, as compared to a prior year net income of approximately $152.9 million.

Year ended December 31, 2021 compared to year ended December 31, 2020:

The following table presents our Results of Operations as reported for the year ended December 31, 2021 compared to the year ended December 31, 2020 (amounts in thousands)*:

	Year Ended				2021 vs 2020	
	December 31, 2021		December 31, 2020			
	$	%	$	%	$	%
Revenues						
Games revenues						
Gaming operations	$ 272,885	41 %	$ 156,295	41 %	$ 116,590	75 %
Gaming equipment and systems	103,844	16 %	44,006	11 %	59,838	136 %
Games total revenues	376,729	57 %	200,301	52 %	176,428	88 %
FinTech revenues						
Financial access services	178,019	28 %	112,035	30 %	65,984	59 %
Software and other	67,797	10 %	47,041	12 %	20,756	44 %
Hardware	37,840	6 %	24,297	6 %	13,543	56 %
FinTech total revenues	283,656	43 %	183,373	48 %	100,283	55 %
Total revenues	660,385	100 %	383,674	100 %	276,711	72 %
Costs and expenses						
Games cost of revenues [(1)]						
Gaming operations	21,663	3 %	15,648	4 %	6,015	38 %
Gaming equipment and systems	60,093	9 %	25,680	7 %	34,413	134 %
Games total cost of revenues	81,756	12 %	41,328	11 %	40,428	98 %
FinTech cost of revenues [(1)]						
Financial access services	6,779	1 %	6,755	2 %	24	— %
Software and other	4,129	— %	3,029	1 %	1,100	36 %
Hardware	22,785	3 %	14,724	3 %	8,061	55 %
FinTech total cost of revenues	33,693	5 %	24,508	6 %	9,185	37 %
Operating expenses	188,900	29 %	152,546	40 %	36,354	24 %
Research and development	39,051	6 %	27,943	7 %	11,108	40 %
Depreciation	61,487	9 %	67,459	17 %	(5,972)	(9)%
Amortization	57,987	9 %	75,305	20 %	(17,318)	(23)%
Total costs and expenses	462,874	70 %	389,089	101 %	73,785	19 %
Operating income (loss)	197,511	30 %	(5,415)	(1)%	202,926	3,747 %

* Rounding may cause variances.

(1) Exclusive of depreciation and amortization.

	Year Ended				2021 vs 2020	
	December 31, 2021		December 31, 2020			
	$	%	$	%	$	%
Other expenses						
Interest expense, net of interest income	62,097	9 %	74,564	19 %	(12,467)	(17)%
Loss on extinguishment of debt	34,389	5 %	7,457	2 %	26,932	361 %
Total other expenses	96,486	15 %	82,021	21 %	14,465	18 %
Income (loss) before income tax	101,025	15 %	(87,436)	(23)%	188,461	216 %
Income tax benefit	(51,900)	(8)%	(5,756)	(2)%	46,144	802 %
Net income (loss)	$ 152,925	23 %	$ (81,680)	(21)%	$ 234,605	287 %

* Rounding may cause variances.

We continued to experience a certain level of recovery from the global pandemic for the year ended December 31, 2021, and as a result, our revenues, costs and expenses were stronger, as compared to the prior year, which were negatively impacted at the onset of COVID-19.

Total Revenues

Total revenues increased by approximately $276.7 million, or 72%, to approximately $660.4 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to the higher Games and FinTech revenues described below.

Games revenues increased by approximately $176.4 million, or 88%, to approximately $376.7 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to contributions from our gaming operations revenues that included: (i) an increase in both the total number of units in our installed base and the average daily win per unit, particularly associated with a greater mix of premium units; (ii) an increase in our New York Lottery results as business reopened in late 2020 and operating restrictions to mitigate the impact of COVID-19 were reduced; and (iii) greater B2B digital and interactive results as we began to provide our services to new markets. In addition, we had an increase in the number of machines sold with a higher average selling price per unit from our gaming equipment revenues.

FinTech revenues increased by approximately $100.3 million, or 55%, to approximately $283.7 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to contributions that included: (i) an increase in both transaction and dollar volumes in base, new and renewed business from our financial access services revenues; (ii) higher software sales and support related service fees attributable to our compliance, Central Credit, kiosk and loyalty solutions from our software and other revenues; and (iii) an increase in unit sales of both our kiosk and loyalty equipment with a mix of more higher priced loyalty equipment sold from our hardware revenues.

Costs and Expenses

Total costs and expenses increased by approximately $73.8 million, or 19%, to approximately $462.9 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to higher Games and FinTech costs and expenses described below.

Games cost of revenues increased by approximately $40.4 million, or 98%, to approximately $81.8 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to the additional variable costs associated with the higher unit sales from our gaming equipment and system revenues.

FinTech cost of revenues increased by approximately $9.2 million, or 37%, to approximately $33.7 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to the additional variable costs associated with the higher unit sales from our hardware revenues, partially offset by reduced warranty expense from our check warranty solutions from our financial access services.

Operating expenses increased by approximately $36.4 million, or 24%, to approximately $188.9 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to higher payroll and related expenses to support our Games and FinTech businesses. In addition, the increase was associated with the prior year as many of the Company's employees were still on furlough, and those that remained were on reduced pay levels during that time period. This increase in operating expenses was partially offset by the recovery of a settlement from a dispute with an insurance carrier for a payment associated with the Fair and Accurate Credit Transactions Act legal matter of approximately $1.9 million, which was offset by approximately $0.8 million of additional legal fees related to the settlement and collection of this recovery for our FinTech segment.

Research and development expense increased by approximately $11.1 million, or 40%, to approximately $39.1 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to higher payroll and related expenses, consulting fees, certification charges and testing costs from our Games and FinTech segments.

Depreciation expense decreased by approximately $6.0 million, or 9%, to approximately $61.5 million for the year ended December 31, 2021, as compared to the prior year. This was primarily associated with certain of our fixed assets that were fully depreciated in our Games segment.

Amortization expense decreased by approximately $17.3 million, or 23%, to approximately $58.0 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to certain intangible assets recorded in connection with the acquisition of the Games business being fully amortized.

Primarily as a result of the factors described above, our operating income increased by approximately $202.9 million, or 3,747%, and resulted in an operating income of approximately $197.5 million for the year ended December 31, 2021, as compared to the prior year. The operating income margin was 30% for the year ended December 31, 2021 compared to an operating loss margin of 1% for the prior year.

Interest expense, net of interest income, decreased by approximately $12.5 million, or 17%, to approximately $62.1 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to lower debt balances and more favorable variable interest rates in effect for certain of our debt instruments and a reduction in the LIBOR floor on our Prior Term Loan as a result of a repricing transaction in February 2021, a refinancing of the 2017 Unsecured Notes in July 2021 with the issuance of our 2021 Unsecured Notes and entering into the New Term Loan in August 2021.

Loss on extinguishment of debt increased by $26.9 million, or 361%, to approximately $34.4 million for the year ended December 31, 2021, as compared to the prior year. This was primarily due to increased loss from the refinancing of our 2017 Unsecured Notes in July 2021 and entering into our New Term Loan in August 2021.

Income tax benefit increased by $46.1 million, or 802%, to approximately $51.9 million for the year ended December 31, 2021, as compared to the prior year. The income tax benefit for the year ended December 31, 2021 reflected an effective income tax rate of negative 51.4%, which was less than the statutory federal rate of 21.0%, primarily due to a decrease in our valuation allowance as we removed the full valuation allowance on our federal and certain state deferred tax assets.

Primarily as a result of the factors described above, we had net income of approximately $152.9 million for the year ended December 31, 2021, as compared to a prior year net loss of approximately $81.7 million.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in our Financial Statements. The SEC has defined critical accounting estimates as those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. Based on this definition, we have identified our critical accounting policies and estimates as those addressed below. We also have other key accounting policies that involve the use of estimates, judgments, and assumptions. Refer to "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2 — Basis of Presentation and Summary of Significant Accounting Policies" included elsewhere in this Annual Report on Form 10-K for a summary of these policies. We believe that our estimates and assumptions are reasonable, based upon information presently available; however, actual results may differ from these estimates under different assumptions or conditions.

Business Combinations

We completed acquisitions for an aggregate purchase consideration of approximately $76.7 million during the year ended December 31, 2022, specifically the acquisitions of (i) eCash Holdings Pty Limited, (ii) Intuicode Gaming Corporation, and (iii) Venuetize, Inc. These acquisitions resulted in us recording a significant amount of identified intangible assets and goodwill.

The determination of fair values of the assets acquired and liabilities assumed for our acquisitions requires the use of various assumptions, estimates or judgments in the valuation process, such as: the methodology, the estimated future cash flows and the discount rate used to present value such cash flows and benchmarking rates, as applicable. We utilize the assistance of third-party specialists in connection with the valuation process, as applicable.

Our estimates of fair values require significant judgment and are based on assumptions we determined to be reasonable; however, they are unpredictable and inherently uncertain, including, but not limited to: estimates of future growth rates, operating margins, results of operations and financial condition.

Management performs its forecasting process, which, among other factors, includes reviewing recent historical results, company-specific variables and industry trends, among other considerations. This process is generally fluid throughout each year and considered in conjunction with the acquisition activities that occur during any given year. Changes in forecasted operations can significantly impact these estimates, which could materially affect our results of operations.

There can be no assurance that our estimates and assumptions made in our determination of fair values of the assets acquired and liabilities assumed from our acquisitions will prove to be accurate predictions of the future. To the extent our assumptions regarding business plans, competitive environments, anticipated growth rates, or expectations of results of operations and financial condition are not correct, we may be required to record adjustments in future periods, whether to goodwill during the measurement period or to the Statements of Operations upon the expiration of the measurement period, in the event items are present that were either known or knowable at the respective acquisition dates.

Goodwill

We had approximately $715.9 million of goodwill, of which approximately $461.4 million was related to our Games reporting unit, on our Balance Sheets at December 31, 2022 resulting from acquisitions of other businesses. We test for impairment annually on a reporting unit basis, at the beginning of our fourth fiscal quarter, or more often under certain circumstances. Our reporting units are identified as operating segments or one level below and we evaluate our reporting units at least annually. Refer to "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 10 — Goodwill and Other Intangible Assets" included elsewhere in this Annual Report on Form 10-K for a further discussion.

The annual evaluation of goodwill requires the use of different assumptions, estimates, or judgments in the goodwill impairment testing process, such as: the methodology, the estimated future cash flows of our reporting units, the discount rate used to present value such cash flows, and the market multiples of comparable companies. Management performs its annual forecasting process, which, among other factors, includes reviewing recent historical results, company-specific variables, and industry trends. This process is generally fluid throughout each year and considered in conjunction with the annual goodwill impairment evaluation. Changes in forecasted operations can significantly impact these estimates, which could materially affect our results of operations. Our estimates of fair value require significant judgment and are based on assumptions we determined to be reasonable; however, they are unpredictable and inherently uncertain, including: estimates of future growth rates, operating margins, results of operations and financial condition, and assumptions about the overall economic climate as well as the competitive environment for our reporting units.

There can be no assurance that our estimates and assumptions made for purposes of our goodwill testing as of the time of testing will prove to be accurate predictions of the future. If our assumptions regarding business plans, competitive environments, anticipated growth rates, or expectations of results of operations and financial condition are not correct, we may be required to record goodwill impairment charges in future periods, whether in connection with our next annual impairment testing process, or earlier, in the event an indicator of impairment is present at such time during the year.

Recent Accounting Guidance

For a description of our recently adopted accounting guidance and recent accounting guidance not yet adopted, see "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2 — Basis of Presentation and Summary of Significant Accounting Policies — Recent Accounting Guidance" included elsewhere in this Annual Report on Form 10-K.

Liquidity and Capital Resources

Overview

The following table presents selected information about our financial position (in thousands):

	At December 31,		
	2022		**2021**
Balance sheet data			
Total assets	$ 1,918,243	$	1,635,650
Total borrowings	977,995		981,525
Total stockholders' equity	217,641		174,500
Cash available			
Cash and cash equivalents	$ 293,394	$	302,009
Settlement receivables	263,745		89,275
Settlement liabilities	(467,903)		(291,861)
Net cash position [(1)]	89,236		99,423
Undrawn revolving credit facility	125,000		125,000
Net cash available [(1)]	$ 214,236	$	224,423

(1) Non-GAAP financial measure. In order to enhance investor understanding of our cash balance, we provide in this Annual Report on Form 10-K our Net Cash Position and Net Cash Available, which are not measures of financial position under GAAP. Accordingly, these measures should not be considered in isolation or as a substitute for GAAP measures, and should be read in conjunction with our balance sheets prepared in accordance with GAAP. We define our (i) Net Cash Position as cash and cash equivalents plus settlement receivables less settlement liabilities; and (ii) Net Cash Available as Net Cash Position plus undrawn amounts available under our Revolving Credit Facility. Our Net Cash Position and Net Cash Available change substantially based upon the timing of our receipt of funds for settlement receivables and payments we make to customers for our settlement liabilities. We present these non-GAAP measures as we monitor these amounts in connection with forecasting of cash flows and future cash requirements, both on a short-term and long-term basis.

Cash Resources

As of December 31, 2022, our cash balance, cash flows, and line of credit are expected to be sufficient to meet our recurring operating commitments and to fund our planned capital expenditures on both a short- and long-term basis. Cash and cash equivalents at December 31, 2022 included cash in non-U.S. jurisdictions of approximately $31.0 million. Generally, these funds are available for operating and investment purposes within the jurisdiction in which they reside, and we may from time to time consider repatriating these foreign funds to the United States, subject to potential withholding tax obligations, based on operating requirements.

We expect that cash provided by operating activities will also be sufficient for our operating and debt servicing needs during the foreseeable future on both a short- and long-term basis. In addition, we have sufficient borrowings available under our senior secured revolving credit facility to meet further funding requirements. We monitor the financial strength of our lenders on an ongoing basis using publicly available information. Based upon available information, we believe our lenders should be able to honor their commitments under the New Credit Agreement (defined in "Note 12 — Long-Term Debt").

Cash Flows

The following table presents a summary of our cash flow activity for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Year Ended December 31,			$ Change	
	2022	**2021**	**2020**	**2022 vs 2021**	**2021 vs 2020**
Cash flow activities					
Net cash provided by operating activities	$ 272,641	$ 391,630	$ 36,179	$ (118,989)	$ 355,451
Net cash used in investing activities	(179,338)	(151,912)	(94,118)	(27,426)	(57,794)
Net cash (used in) provided by financing activities	(100,568)	(188,359)	15,066	87,791	(203,425)
Effect of exchange rates on cash and cash equivalents	(1,398)	18	(1,388)	(1,416)	1,406
Cash and cash equivalents and restricted cash					
Net (decrease) increase for the period	(8,663)	51,377	(44,261)	(60,040)	95,638
Balance, beginning of the period	303,726	252,349	296,610	51,377	(44,261)
Balance, end of the period	$ 295,063	$ 303,726	$ 252,349	$ (8,663)	$ 51,377

Cash flows provided by operating activities decreased by approximately $119.0 million for the year ended December 31, 2022, as compared to the prior year. This was primarily attributable to changes in operating assets and liabilities, most notably associated with settlement activities from our FinTech segment. In addition, this movement was due to the decrease in net income earned in our Games and FinTech segments, partially offset by changes in our deferred income taxes as we decreased the valuation allowance in the prior year on our deferred tax assets impacting our Games and FinTech segments. The prior year was also impacted by a loss on extinguishment of debt recorded in connection with our debt refinancing activities from our FinTech segment. Cash flows provided by operating activities increased by approximately $355.5 million for the year ended December 31, 2021, as compared to the prior year, primarily attributable to net income earned and changes in working capital, most notably associated with settlement activities from our FinTech segment, partially offset by loss on extinguishment of debt incurred during the year ended December 30, 2021.

Cash flows used in investing activities increased by approximately $27.4 million for the year ended December 31, 2022, as compared to the prior year. This was primarily attributable to our acquisition activities and an increase in capital expenditures in our Games and FinTech segments, and was partially offset by reduced placement fees for our Games segment. Cash flows used in investing activities increased by approximately $57.8 million for the year ended December 31, 2021, as compared to the prior year, primarily attributable to an increase in capital expenditures in our Games and FinTech segments. In addition, this increase was due to placement fees from our Games segment.

Cash flows used in financing activities decreased by approximately $87.8 million in the year ended December 31, 2022, as compared to the prior year. This was primarily attributable to the debt refinancing activities in the prior year, partially offset by the repurchase of shares in the open market and reduced option exercise activities in the current year. Cash flows used in financing activities increased by approximately $203.4 million in the year ended December 31, 2021, as compared to the prior year. This was primarily attributable to the refinancing of our 2017 Unsecured Notes in July 2021 and entering into our New Term Loan in August 2021 and incurring fees associated with these transactions. In addition, we made a final earnout payment with respect to the Atrient transaction.

Capital Expenditures

For the year ended December 31, 2022, cash spent for capital expenditures, excluding placement fees, totaled $127.6 million, of which $96.0 million and $31.6 million were related to our Games and FinTech segments, respectively. For the year ended December 31, 2021, cash spent for capital expenditures totaled $104.7 million, of which $81.7 million and $23.0 million, were related to our Games and FinTech segments, respectively. We paid approximately $0.5 million, $31.5 million, and $3.1 million in placement fees for the years ended December 31, 2022, 2021, and 2020, respectively. In September 2021, we entered into a placement fee agreement with a customer for certain of its locations for approximately $28.9 million, which we settled in October 2021. There were no imputed interest amounts recorded in connection with these payments for the years ended December 31, 2022, 2021, and 2020, respectively.

Long-Term Debt

At December 31, 2022, we had approximately $593 million of borrowings outstanding under the New Term Loan and there were no borrowings outstanding under the New Revolver. We had $125 million of additional borrowing availability under the New Revolver as of December 31, 2022. At December 31, 2022, we had $400 million outstanding under our 2021 Unsecured Notes.

For additional information regarding our credit agreement and other debt as well as interest rate risk see "Contractual Obligations" in this Item 7 below, "Part II, Item 7A Quantitative and Qualitative Disclosures About Market Risk," and "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 12 — Long-Term Debt."

Contractual Obligations

The following summarizes our contractual cash obligations (in thousands):

	At December 31,						
	Total	2023	2024	2025	2026	2027	Thereafter
Contractual obligations							
Debt obligations [1]	$ 992,500	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 962,500
Estimated interest obligations [2]	330,701	63,193	56,519	51,448	50,656	50,623	58,262
Lease obligations [3]	23,007	7,330	6,718	5,855	2,137	608	359
Purchase obligations [4]	159,480	114,588	13,313	21,446	4,570	4,438	1,125
Acquisition related obligations [5]	25,622	12,440	12,432	750	—	—	—
Total contractual obligations	$ 1,531,310	$ 203,551	$ 94,982	$ 85,499	$ 63,363	$ 61,669	$ 1,022,246

(1) In connection with the New Term Loan, we are required to make quarterly principal payments with the remaining principal being due on the maturity date. The 2021 Unsecured Notes do not require a quarterly principal payment with the final principal repayment installment being due on the maturity date. For additional information see Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 12 — Long-Term Debt"

(2) Estimated interest payments were computed using the interest rate in effect at December 31, 2022 multiplied by the principal balance outstanding.

(3) Our lease obligations primarily consist of real estate arrangements we enter into with third parties. As of December 31, 2022, the Company entered into a real estate lease that has not yet commenced with a term of ten years and future minimum lease payments of approximately $27.3 million. For additional information see "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 3 — Leases."

(4) The Company is a party to certain purchase obligations, which primarily include purchases of raw materials, capital expenditures, and other indirect purchases in connection with conducting our business. The purchase obligations represent open purchase orders with our suppliers that have not yet been received as these agreements generally allow us the option to cancel, reschedule and adjust terms based on our business needs prior to the delivery of goods or performance of services.

(5) Represents our obligations under the purchase agreements, including eCash, Intuicode and Venuetize. For additional information see "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 4 — Business Combinations."

Other Liquidity Needs and Resources

We need cash to support our foreign operations. Depending on the jurisdiction and the treaty between different foreign jurisdictions, our applicable withholding tax rates could vary significantly. If we expand our business into new foreign jurisdictions, we will rely on treaty-favored cross-border transfers of funds, the cash generated by our operations in those foreign jurisdictions or alternate sources of working capital.

Off-Balance Sheet Arrangements

In the normal course of business, we have commercial arrangements with third-party vendors to provide cash for certain of our ATMs. For the use of these funds, we pay a usage fee on either the average daily balance of funds utilized multiplied by a contractually defined usage rate or the amounts supplied multiplied by a contractually defined usage rate. These usage fees, reflected as interest expense within the Consolidated Statements of Operations and Comprehensive Income, were approximately $9.3 million, $4.0 million, and $3.1 million for the years ended December 31, 2022, 2021, and 2020, respectively. The usage fees increased in the current year as compared to the prior year as a result of elevated funds dispensing volumes at our customer locations and higher interest rates as a result of macro-economic conditions. We are exposed to interest rate risk to the extent that the applicable federal funds rate increases.

Under these agreements, the currency supplied by third-party vendors remains their sole property until the funds are dispensed. As these funds are not our assets, supplied cash is not reflected on our Balance Sheets. The outstanding balances of funds provided by the third-party vendors were approximately $444.6 million and $401.8 million as of December 31, 2022 and 2021, respectively.

Our primary commercial arrangement, the Contract Cash Solutions Agreement, as amended, is with Wells Fargo, N.A. ("Wells Fargo"). Wells Fargo provides us with cash up to $300 million with the ability to increase the amount permitted by the vault cash provider. The term of the agreement expires on June 30, 2024 and will automatically renew for additional one-year periods unless either party provides a ninety-day written notice of its intent not to renew.

For additional information see "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 5 — Funding Agreements."

We are responsible for any losses of cash in the fund dispensing devices under this agreement and we self-insure for this risk. We incurred no material losses related to this self-insurance for the years ended December 31, 2022, 2021, and 2020.

Effects of Inflation

Our monetary assets that primarily consist of cash, receivables, inventory, as well as our non-monetary assets that are mostly comprised of goodwill and other intangible assets, are not significantly affected by inflation. We believe that replacement costs of equipment, furniture, and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our operating expenses, such as those for salaries and benefits, armored carrier expenses, telecommunications expenses, and equipment repair and maintenance services, which may not be readily recoverable in the financial terms under which we provide our Games and FinTech products and services to gaming operators.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

In the normal course of business, we are exposed to foreign currency exchange risk. We operate and conduct business in foreign countries and, as a result, are exposed to movements in foreign currency exchange rates. Our exposure to foreign currency exchange risk related to our foreign operations is not material to our results of operations, cash flows, or financial condition. At present, we do not hedge this exposure; however, we continue to evaluate such foreign currency exchange risk.

In the normal course of business, we have commercial arrangements with third-party vendors to provide cash for certain of our fund dispensing devices. Under the terms of these agreements, we pay a monthly fund usage fee that is generally based upon the target federal funds rate. We are, therefore, exposed to interest rate risk to the extent that the target federal funds rate increases. The outstanding balance of funds provided by the third-party vendors was approximately $444.6 million as of December 31, 2022; therefore, each 100 basis points increase in the target federal funds rate would have approximately a $4.4 million impact on income before tax over a 12-month period.

The senior secured term loan and senior secured revolving credit facility ("New Credit Facilities") bear interest at rates that can vary over time. We have the option of paying interest on the outstanding amounts under the New Credit Facilities using a base rate or LIBOR. We have historically elected to pay interest based on LIBOR, and we expect to continue to do so for various maturities.

The weighted average interest rate on the New Term Loan, which includes a 50 basis point floor, was 4.29% for the year ended December 31, 2022. Based upon the outstanding balance of the New Term Loan of $592.5 million as of December 31, 2022, each 100 basis points increase in the applicable LIBOR would have a combined impact of approximately $5.9 million on interest expense over a 12-month period.

The interest rate is fixed at 5.00% for the 2021 Unsecured Notes due 2029; therefore, changing interest rates have no impact on the related interest expense.

At present, we do not hedge the risk related to the changes in the interest rate; however, we continue to evaluate such interest rate exposure.

We continue to evaluate the potential impact of the eventual replacement of the LIBOR benchmark. We expect to utilize the replacement rate commonly referred to as the secured overnight financing rate ("SOFR"), which is the anticipated benchmark in place of LIBOR, and we do not expect the transition to SOFR to have a material impact on our business, financial condition, and results of operations.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Everi Holdings Inc. and Subsidiaries
Las Vegas, NV

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Everi Holdings Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022**,** in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Business Combinations – Valuation of Acquired Customer Relationship Intangible Assets

As described in Note 4 to the consolidated financial statements, the Company completed acquisitions for an aggregate purchase consideration of approximately $76.7 million during the year ended December 31, 2022. This resulted in the Company recording a significant amount of identified intangible assets and goodwill for the acquisitions of (i) ecash Holdings Pty Limited, (ii) Intuicode Gaming Corporation, and (iii) Venuetize, Inc. Management was required to determine fair values of the identifiable assets and liabilities at the acquisition dates.

We identified management's estimates and assumptions used to determine the fair values of the acquired customer relationship intangible assets from the three acquisitions noted above as a critical audit matter. The principal considerations for our determination included the subjectivity and judgment required to determine the fair values of customer relationships, specifically the significant unobservable inputs and assumptions utilized to develop forecasts of future cash flows including

future revenue growth rates, operating margins, developed technology charges, discount rates and attrition rates. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Assessing the reasonableness of significant unobservable inputs and assumptions used by management through: (i) testing the revenue growth rates, operating margins and developed technology charge assumptions used in the forecasts of future cash flows, (ii) evaluating historical performance of the acquired entities and (iii) testing the mathematical accuracy of the future cash flows used in the fair value calculations of customer relationships.

- Utilizing personnel with specialized knowledge and skill in valuation to assist in: (i) assessing the appropriateness of valuation models used, and (ii) evaluating the reasonableness of certain significant inputs and assumptions incorporated into the various valuation models, specifically attrition rates and discount rates.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2015.

Las Vegas, Nevada
February 28, 2023

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except earnings (loss) per share amounts)

| | | Year Ended December 31, | |
	2022	2021	2020
Revenues			
Games revenues			
Gaming operations	$ 292,873	$ 272,885	$ 156,295
Gaming equipment and systems	143,553	103,844	44,006
Games total revenues	436,426	376,729	200,301
FinTech revenues			
Financial access services	206,860	178,019	112,035
Software and other	80,232	67,797	47,041
Hardware	59,001	37,840	24,297
FinTech total revenues	346,093	283,656	183,373
Total revenues	782,519	660,385	383,674
Costs and expenses			
Games cost of revenues [1]			
Gaming operations	25,153	21,663	15,648
Gaming equipment and systems	86,638	60,093	25,680
Games total cost of revenues	111,791	81,756	41,328
FinTech cost of revenues [1]			
Financial access services	10,186	6,779	6,755
Software and other	4,125	4,129	3,029
Hardware	39,220	22,785	14,724
FinTech total cost of revenues	53,531	33,693	24,508
Operating expenses	216,959	188,900	152,546
Research and development	60,527	39,051	27,943
Depreciation	66,801	61,487	67,459
Amortization	59,558	57,987	75,305
Total costs and expenses	569,167	462,874	389,089
Operating income (loss)	213,352	197,511	(5,415)
Other expenses			
Interest expense, net of interest income	55,752	62,097	74,564
Loss on extinguishment of debt	—	34,389	7,457
Total other expenses	55,752	96,486	82,021
Income (loss) before income tax	157,600	101,025	(87,436)
Income tax provision (benefit)	37,111	(51,900)	(5,756)
Net income (loss)	120,489	152,925	(81,680)
Foreign currency translation loss	(2,742)	(264)	(372)
Comprehensive income (loss)	$ 117,747	$ 152,661	$ (82,052)

(1) Exclusive of depreciation and amortization.

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except earnings (loss) per share amounts)

	Year Ended December 31,		
	2022	2021	2020
Earnings (loss) per share			
Basic	$ 1.33	$ 1.71	$ (0.96)
Diluted	$ 1.24	$ 1.53	$ (0.96)
Weighted average common shares outstanding			
Basic	90,494	89,284	85,379
Diluted	97,507	99,967	85,379

See notes to consolidated financial statements.

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value amounts)

	At December 31,	
	2022	2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 293,394	$ 302,009
Settlement receivables	263,745	89,275
Trade and other receivables, net of allowances for credit losses of $4,855 and $5,161 at December 31, 2022 and December 31, 2021, respectively	118,895	104,822
Inventory	58,350	29,233
Prepaid expenses and other current assets	38,822	27,299
Total current assets	773,206	552,638
Non-current assets		
Property and equipment, net	133,645	119,993
Goodwill	715,870	682,663
Other intangible assets, net	238,275	214,594
Other receivables	27,757	13,982
Deferred tax assets, net	1,584	32,121
Other assets	27,906	19,659
Total non-current assets	1,145,037	1,083,012
Total assets	$ 1,918,243	$ 1,635,650
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Settlement liabilities	$ 467,903	$ 291,861
Accounts payable and accrued expenses	217,424	173,933
Current portion of long-term debt	6,000	6,000
Total current liabilities	691,327	471,794
Non-current liabilities		
Deferred tax liabilities, net	5,994	—
Long-term debt, less current portion	971,995	975,525
Other accrued expenses and liabilities	31,286	13,831
Total non-current liabilities	1,009,275	989,356
Total liabilities	1,700,602	1,461,150
Commitments and contingencies (Note 13)		
Stockholders' equity		
Common stock, $0.001 par value, 500,000 shares authorized and 119,390 and 88,036 shares issued and outstanding at December 31, 2022, respectively, and 116,996 and 91,313 shares issued and outstanding at December 31, 2021, respectively	119	117
Convertible preferred stock, $0.001 par value, 50,000 shares authorized and no shares outstanding at December 31, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	527,465	505,757
Accumulated deficit	(21,266)	(141,755)
Accumulated other comprehensive loss	(4,197)	(1,455)
Treasury stock, at cost, 31,353 and 25,683 shares at December 31, 2022 and December 31, 2021, respectively	(284,480)	(188,164)
Total stockholders' equity	217,641	174,500
Total liabilities and stockholders' equity	$ 1,918,243	$ 1,635,650

See notes to consolidated financial statements.

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities			
Net income (loss)	$ 120,489	$ 152,925	$ (81,680)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation	66,801	61,487	67,459
Amortization	59,558	57,987	75,305
Non-cash lease expense	4,847	4,401	4,880
Amortization of financing costs and discounts	2,854	3,937	4,283
Loss on sale or disposal of assets	591	1,658	450
Accretion of contract rights	9,578	9,318	7,675
Provision for credit losses	10,115	7,540	8,010
Deferred income taxes	32,618	(52,077)	(6,579)
Reserve for inventory obsolescence	792	2,275	2,166
Write-down of assets	—	—	13,068
Loss on extinguishment of debt	—	34,389	7,457
Stock-based compensation	19,789	20,900	13,036
Other non-cash items	—	53	456
Changes in operating assets and liabilities:			
Settlement receivables	(174,604)	(28,624)	9,881
Trade and other receivables	(30,974)	(37,617)	8,621
Inventory	(26,314)	(3,755)	(5,650)
Prepaid expenses and other assets	(25,717)	(10,219)	(4,301)
Settlement liabilities	176,274	118,651	(61,133)
Accounts payable and accrued expenses	25,944	48,401	(27,225)
Net cash provided by operating activities	272,641	391,630	36,179
Cash flows from investing activities			
Capital expenditures	(127,568)	(104,708)	(76,429)
Acquisitions, net of cash acquired	(51,450)	(16,000)	(15,000)
Proceeds from sale of property and equipment	227	261	396
Placement fee agreements	(547)	(31,465)	(3,085)
Net cash used in investing activities	(179,338)	(151,912)	(94,118)

EVERI HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from financing activities			
Proceeds from new term loan	—	600,000	—
Repayments of new term loan	(6,000)	(1,500)	—
Repayments of prior term loan	—	(735,500)	(13,500)
Proceeds from prior incremental term loan	—	—	125,000
Repayment of prior incremental term loan	—	(124,375)	(625)
Proceeds from prior revolver	—	—	35,000
Repayments of prior revolver	—	—	(35,000)
Proceeds from 2021 unsecured notes	—	400,000	—
Repayments of 2017 unsecured notes	—	(285,381)	(89,619)
Fees associated with debt transactions — new debt	—	(19,797)	—
Fees associated with debt transactions — prior debt	—	(20,828)	(11,128)
Proceeds from exercise of stock options	1,921	18,251	6,226
Treasury stock - restricted share vestings and withholdings	(11,969)	(9,354)	(1,288)
Treasury stock - repurchase of shares	(84,347)	—	—
Payment of acquisition contingent consideration	(173)	(9,875)	—
Net cash (used in) provided by financing activities	(100,568)	(188,359)	15,066
Effect of exchange rates on cash and cash equivalents	(1,398)	18	(1,388)
Cash, cash equivalents and restricted cash			
Net (decrease) increase for the period	(8,663)	51,377	(44,261)
Balance, beginning of the period	303,726	252,349	296,610
Balance, end of the period	$ 295,063	$ 303,726	$ 252,349

	Year Ended December 31,		
	2022	**2021**	**2020**
Supplemental cash disclosures			
Cash paid for interest	$ 54,749	$ 51,224	$ 67,562
Cash paid for income tax, net of refunds	4,522	1,062	576
Supplemental non-cash disclosures			
Accrued and unpaid capital expenditures	$ 3,222	$ 3,690	$ 2,801
Transfer of leased gaming equipment to inventory	9,588	8,782	5,775

See notes to consolidated financial statements.

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

| | Common Stock— Series A | | Additional | | Accumulated Other | | Total |
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Treasury Stock	Equity (Deficit)
Balance, January 1, 2020	109,493	$ 109	$ 445,162	$ (212,940)	$ (819)	$ (177,524)	$ 53,988
Net loss	—	—	—	(81,680)	—	—	(81,680)
Foreign currency translation	—	—	—	—	(372)	—	(372)
Issuance of warrants	—	—	502	—	—	—	502
Stock-based compensation expense	—	—	14,726	—	—	—	14,726
Exercise of options	1,474	2	6,224	—	—	—	6,226
Restricted share vestings and withholdings	905	1	—	—	—	(1,289)	(1,288)
Balance, December 31, 2021	111,872	$ 112	$ 466,614	$ (294,620)	$ (1,191)	$ (178,813)	$ (7,898)
Net income	—	—	—	152,925	—	—	152,925
Dissolution adjustment	—	—	—	(60)	—	—	(60)
Foreign currency translation	—	—	—	—	(264)	—	(264)
Stock-based compensation expense	—	—	20,900	—	—	—	20,900
Exercise of warrants	378	—	—	—			—
Exercise of options	3,180	3	18,248	—	—	—	18,251
Restricted share vestings and withholdings	1,566	2	(5)	—	—	(9,351)	(9,354)
Balance, December 31, 2021	116,996	$ 117	$ 505,757	$ (141,755)	$ (1,455)	$ (188,164)	$ 174,500
Net income	—	—	—	120,489	—	—	120,489
Foreign currency translation	—	—	—	—	(2,742)	—	(2,742)
Stock-based compensation expense	—	—	19,789	—	—	—	19,789
Exercise of options	333	—	1,921	—	—	—	1,921
Restricted share vestings and withholdings	2,061	2	(2)	—	—	(11,969)	(11,969)
Repurchase of shares	—	—	—	—	—	(84,347)	(84,347)
Balance, December 31, 2022	119,390	$ 119	$ 527,465	$ (21,266)	$ (4,197)	$ (284,480)	$ 217,641

See notes to consolidated financial statements.

EVERI HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In this filing, we refer to: (i) our audited consolidated financial statements and notes thereto as our "Financial Statements"; (ii) our audited Consolidated Statements of Operations and Comprehensive Income (Loss) as our "Statements of Operations"; and (iii) our audited Consolidated Balance Sheets as our "Balance Sheets."

1. BUSINESS

Everi Holdings Inc. ("Everi Holdings," or "Everi") is a holding company, the assets of which are the issued and outstanding shares of capital stock of each of Everi Payments Inc. ("Everi FinTech" or "FinTech") and Everi Games Holding Inc., which owns all of the issued and outstanding shares of capital stock of Everi Games Inc. ("Everi Games" or "Games"). Unless otherwise indicated, the terms the "Company," "we," "us," and "our" refer to Everi Holdings together with its consolidated subsidiaries.

Everi develops and offers products and services that provide gaming entertainment, improve our customers' patron engagement, and help our casino customers operate their businesses more efficiently. We develop and supply entertaining game content, gaming machines and gaming systems and services for land-based and iGaming operators. Everi is a provider of financial technology solutions that power casino floors, improve operational efficiencies, and fulfill regulatory requirements. The Company also develops and supplies player loyalty tools and mobile-first applications that enhance patron engagement for our customers and venues in the casino, sports, entertainment and hospitality industries.

Everi reports its financial performance, and organizes and manages its operations, across the following two business segments: (i) Games and (ii) Financial Technology Solutions ("FinTech").

Everi Games provides gaming operators with gaming technology and entertainment products and services, including: (i) gaming machines, primarily comprising Class II, Class III and Historic Horse Racing ("HHR") slot machines placed under participation or fixed-fee lease arrangements or sold to casino customers; (ii) providing and maintaining the central determinant systems for the video lottery terminals ("VLTs") installed in the State of New York and similar technology in certain tribal jurisdictions; and (iii) business-to-business ("B2B") digital online gaming activities.

Everi FinTech provides gaming operators with financial technology products and services, including: (i) financial access and related services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels; (ii) loyalty and marketing software and tools, regulatory and compliance ("RegTech") software solutions, other information-related products and services, and hardware maintenance services; and (iii) associated casino patron self-service hardware that utilizes our financial access, software and other services. We also develop and offer mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment, and hospitality industries. Our solutions are secured using an end-to-end security suite to protect against cyber-related attacks allowing us to maintain appropriate levels of security. These solutions include: access to cash and cashless funding at gaming facilities via Automated Teller Machine ("ATM") debit withdrawals, credit card financial access transactions, and point of sale ("POS") debit card purchases at casino cages, kiosk and mobile POS devices; accounts for the CashClub Wallet, check warranty services, self-service loyalty and fully integrated kiosk maintenance services; self-service loyalty tools and promotion management software; compliance, audit, and data software; casino credit data and reporting services; marketing and promotional offering subscription-based services; and other ancillary offerings.

Impact of COVID-19, Macro-Economic Volatility and Global Instability, Employment Constraints and Supply Chain Disruptions

We continue to monitor the remaining effects of COVID-19 and believe we are prepared to respond appropriately to the extent additional variants surface that disrupt our business.

We have experienced an impact from macro-economic volatility as a result of inflation, interest rate movements and global instability, particularly as it relates to our supply chain, both from an upstream and downstream perspective, which impacts the delivery of our products; and we continue to evaluate the effects of interest rate movements on our variable rate debt and pricing pressures on our business.

We have experienced an impact from employment constraints as a result of inflation that has significantly increased over prior years. This has placed pressure on competitive wages, which has led to increases in wages and other related costs.

We have experienced an impact from supply chain disruptions that have resulted in additional costs incurred to develop, produce, and ship our products.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared under U.S. Generally Accepted Accounting Principles (GAAP) and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Business Combinations

When we acquire a business, we recognize the assets acquired and the liabilities assumed, at their acquisition date fair values. Goodwill is measured and recognized as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Significant estimates and assumptions are required to value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable. These estimates are preliminary and typically include the calculation of an appropriate discount rate and projection of the cash flows associated with each acquired asset over its estimated useful life. As a result, up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill (referred to as the measurement period). In addition, deferred tax assets, deferred tax liabilities, uncertain tax positions, and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date and any adjustments to preliminary estimates are recorded to goodwill, in the period of identification, if identified within the measurement period. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and balances on deposit in banks and financial institutions. We consider highly liquid investments with maturities of three months or less at the time of purchase to be cash and cash equivalents. Such balances generally exceed the federal insurance limits; however, we periodically evaluate the creditworthiness of these institutions to minimize risk.

ATM Funding Agreements

We obtain all of the cash required to operate our ATMs through various ATM Funding Agreements. Some gaming operators provide the cash utilized within the ATM ("Site-Funded"). The Site-Funded receivables generated for cash dispensed from transactions performed at our ATMs are owned by us and we are liable to the gaming operator for the face amount of the cash dispensed. In our Balance Sheets, the amount of the receivable for transactions processed on these funds dispensed transactions is included within settlement receivables and the amount due to the gaming operator for the face amount of dispensing transactions is included within settlement liabilities.

For the non-Site-Funded locations, we enter into commercial arrangements with third party vendors to provide us the currency needed for normal operating requirements for our ATMs. For the use of these funds, we pay a cash usage fee based upon the target federal funds rate. Under these agreements, the currency supplied by the third-party vendors remains the sole property of these suppliers until funds are dispensed, at which time the third-party vendors obtain an interest in the corresponding settlement receivable. As the cash is an asset of these suppliers, it is therefore not reflected on our Balance Sheets. The usage fee for the cash supplied in these ATMs is included as interest expense in the Statements of Operations. Our rationale to record cash usage fees as interest expense is primarily due to the similar operational characteristics to a revolving line of credit, the fact that the fees are calculated on a financial index, and the fees are paid for access to a capital resource.

Settlement Receivables and Settlement Liabilities

We provide cash settlement services to gaming operators related to our financial access services, which involve the movement of funds between various parties involved in these types of transactions. We receive reimbursement from the patron's credit or debit card issuing financial institution for the amount owed to the gaming operator plus the fee charged to the patron. These activities result in amounts due to us at the end of each business day that we generally recover over the next few business days, which are classified as settlement receivables on our Balance Sheets. In addition, cash settlement services result in amounts due to gaming operators for the cash disbursed to patrons through the issuance of a negotiable instrument or through electronic settlement for the face amount provided to patrons that we generally remit over the next few business days, which are classified as settlement liabilities on our Balance Sheets.

Warranty Receivables

If a gaming operator chooses to have a check warranted, it sends a request to our third-party check warranty service provider, asking whether it would be willing to accept the risk of cashing the check. If the check warranty provider accepts the risk and warrants the check, the gaming operator negotiates the patron's check by providing cash for the face amount of the check. If the check is dishonored by the patron's bank upon presentment, the gaming operator invokes the warranty, and the check warranty service provider purchases the check from the gaming operator for the full check amount and then pursues collection activities on its own. In our Central Credit Check Warranty product under our agreement with the third-party service provider, we receive all of the check warranty revenue. We are exposed to risk for losses associated with any warranted items that cannot be collected from patrons issuing the items.

The warranty receivables amount is recorded in trade and other receivables, net on our Balance Sheets. On a monthly basis, the Company evaluates the collectability of the outstanding balances and establishes a reserve for the face amount of the expected losses on these receivables. The warranty expense associated with this reserve is included within cost of revenues (exclusive of depreciation and amortization) on our Statements of Operations.

Allowance for Credit Losses

We continually evaluate the collectability of outstanding balances and maintain an allowance for credit losses related to our trade and other receivables and notes receivable that have been determined to have a high risk of uncollectability, which represents our best estimates of the current expected credit losses to be incurred in the future. To derive our estimates, we analyze historical collection trends and changes in our customer payment patterns, current and expected conditions and market trends along with our operating forecasts, concentration, and creditworthiness when evaluating the adequacy of our allowance for credit losses. In addition, with respect to our check warranty receivables, we are exposed to risk for the losses associated with warranted items that cannot be collected from patrons issuing these items. We evaluate the collectability of the outstanding balances and establish a reserve for the face amount of the current expected credit losses related to these receivables. Account balances are charged against the provision when the Company believes it is probable the receivable will not be recovered. The provision for doubtful accounts receivable is included within operating expenses and the check warranty loss reserves are included within financial access services cost of revenues in the Statements of Operations.

Inventory

Our inventory primarily consists of component parts as well as finished goods and work-in-progress. The cost of inventory includes cost of materials, labor, overhead and freight. The inventory is stated at the lower of cost or net realizable value and accounted for using the first in, first out method ("FIFO").

Restricted Cash

Our restricted cash primarily consists of: (i) funds held in connection with certain customer agreements; (ii) funds held in connection with a sponsorship agreement; (iii) wide-area progressive ("WAP")-related restricted funds; and (iv) financial access activities related to cashless balances held on behalf of patrons. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Balance Sheets that sum to the total of the same such amounts shown in the statements of cash flows for the years ended December 31, 2022, 2021, and 2020, respectively (in thousands).

| | | Year Ended December 31, | | |
	Classification on our Balance Sheets	2022	2021	2020
Cash and cash equivalents	Cash and cash equivalents	$ 293,394	$ 302,009	$ 251,706
Restricted cash — current	Prepaid expenses and other current assets	1,568	1,616	542
Restricted cash — non-current	Other assets	101	101	101
Total		$ 295,063	$ 303,726	$ 252,349

Property and Equipment

Property and equipment, which includes assets leased to customers, are stated at cost, less accumulated depreciation, and are computed using the straight-line method over the lesser of the lease term or estimated life of the related assets, generally one to five years. Player terminals and related components and equipment are included in our rental pool. The rental pool can be further delineated as "rental pool – deployed," which consists of assets deployed at customer sites under participation or fixed fee arrangements, and "rental pool – undeployed," which consists of assets held by us that are available for customer use. Rental pool – undeployed also consists of previously deployed units currently back with us to be refurbished awaiting redeployment. Routine maintenance of property, equipment and leased gaming equipment is expensed in the period incurred, while major component upgrades are capitalized and depreciated over the estimated remaining useful life of the component. Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in our Statements of Operations. Property, equipment and leased assets are reviewed for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated when future cash flows, on an undiscounted basis, do not exceed the carrying value of the asset.

Placement Fee and Development Agreements

We enter into placement fee and, to a certain extent, development agreements to provide financing for the expansion of existing facilities, or for new gaming facilities. Funds provided under placement fee agreements are not reimbursed, while funds provided under development agreements are reimbursed to us, in whole, or in part. In return, the customer facility dedicates a percentage of its floor space to placement of our player terminals, and we receive a fixed percentage of those player terminals' hold amounts per day over the term of the agreement, which is generally from 12 to 83 months. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of our guaranteed floor space. In addition, certain development agreements allow the facilities to buy out floor space after advances that are subject to repayment have been repaid. The agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the operating profits of the facility to be used to repay some or all of the advances recorded as notes receivable.

Goodwill

Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired plus liabilities assumed arising from business combinations. We test for impairment annually on a reporting unit basis, at the beginning of our fourth fiscal quarter and between annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The annual impairment test is completed using either: a qualitative "Step 0" assessment based on reviewing relevant events and circumstances; or a quantitative "Step 1" assessment, which determines the fair value of the reporting unit, using both an income approach that discounts future cash flows based on the estimated future results of our reporting units and a market approach that compares market multiples of comparable companies to determine whether or not any impairment exists. To the extent the carrying amount of a reporting unit is less than its estimated fair value, an impairment charge is recorded.

The evaluation of impairment of goodwill requires the use of estimates about future operating results. Changes in forecasted operations can materially affect these estimates, which could materially affect our results of operations and financial condition. The estimates of expected future cash flows require significant judgment and are based on assumptions we determined to be reasonable; however, they are unpredictable and inherently uncertain, including, estimates of future growth rates, operating margins, and assumptions about the overall economic climate as well as the competitive environment within which we operate. There can be no assurance that our estimates and assumptions made for purposes of our impairment assessments as of the time of evaluation will prove to be accurate predictions of the future. If our assumptions regarding business plans, competitive environments or anticipated growth rates are not correct, we may be required to record non-cash impairment charges in future periods, whether in connection with our normal review procedures periodically, or earlier, if an indicator of an impairment is present prior to such evaluation.

Our reporting units are identified as operating segments or one level below. Reporting units must: (i) engage in business activities from which they earn revenues and incur expenses; (ii) have operating results that are regularly reviewed by our segment management to ascertain the resources to be allocated to the segment and assess its performance; and (iii) have discrete financial information available. As of December 31, 2022, our reporting units included: (i) Games; (ii) Financial Access Services; (iii) Kiosk Sales and Services; (iv) Central Credit Services; (v) Compliance Sales and Services; (vi) Loyalty Sales and Services, and (vii) Mobile Technologies.

Other Intangible Assets

Other intangible assets are stated at cost, less accumulated amortization, and are computed primarily using the straight-line method. Other intangible assets consist primarily of: (i) customer relationships (rights to provide Games and FinTech services to gaming operator customers), developed technology, trade names and trademarks, acquired through business combinations and contract rights; and (ii) capitalized software development costs. Customer relationships require us to make renewal assumptions, which impact the estimated useful lives of such assets. Capitalized software development costs require us to make certain judgments as to the stages of development and costs eligible for capitalization. Capitalized software costs placed in service are amortized over their useful lives, generally not to exceed six years. We review intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or market price of the asset, a significant adverse change in legal factors or business climate that could affect the value of an asset, or a current period operating or cash flow loss combined with a history of operating or cash flow losses. We group intangible assets for impairment analysis at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of definite lived intangible assets is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset, on an undiscounted basis and without interest or taxes. Any impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Debt Issuance Costs

Debt issuance costs incurred in connection with long-term borrowings are capitalized and amortized to interest expense based upon the related debt agreements using the straight-line method, which approximates the effective interest method. Debt issuance costs related to line-of-credit arrangements are included in other assets, non-current, on our Balance Sheets. All other debt issuance costs are included as contra-liabilities in long-term debt.

Revenue Recognition

Overview

We evaluate the recognition of revenue based on the criteria set forth in Accounting Standards Codification ("ASC") 606 — Revenue from Contracts with Customers and ASC 842 — Leases, as appropriate. We recognize revenue upon transferring control of goods or services to our customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We enter into contracts with customers that include various performance obligations consisting of goods, services, or combinations of goods and services. Timing of the transfer of control varies based on the nature of the contract. We recognize revenue net of any sales and other taxes collected from customers, which are subsequently remitted to governmental authorities and are not included in revenues or operating expenses. We measure revenue based on the consideration specified in a contract with a customer and adjusted, as necessary.

Collectability

To assess collectability, we determine whether it is probable that we will collect substantially all of the consideration to which we are entitled in exchange for the goods and services transferred to the customer in accordance with the terms and conditions of the contract. In connection with these procedures, we evaluate the customer using internal and external information available, including, but not limited to, research and analysis of our credit history with the customer. Based on the nature of our transactions and historical trends, we determine whether our customers have the ability and intention to pay the amounts of consideration when they become due to identify potentially significant credit risk exposure.

Contract Combinations - Multiple Promised Goods and Services

Our contracts may include various performance obligations for promises to transfer multiple goods and services to a customer, especially since our Games and FinTech businesses may enter into multiple agreements with the same customer that meet the criteria to be combined for accounting purposes under ASC 606. When this occurs, a Stand-Alone Selling Price ("SSP") will be determined for each performance obligation in the combined arrangement, and the consideration will be allocated between the respective performance obligations. The SSP of our goods and services is generally determined based on observable prices, an adjusted market assessment approach, or an expected cost-plus margin approach. We utilize a residual approach only when the SSP for performance obligations with observable prices has been established and the remaining performance obligation in the contract with a customer does not have an observable price as it is uncertain or highly variable and, therefore, is not discernible. We use our judgment to analyze the nature of the promises made and determine whether each is distinct or should be combined with other promises in the contract based on the level of integration and interdependency between the individual deliverables.

Disaggregation of Revenues

We disaggregate revenues based on the nature and timing of the cash flows generated by such revenues as presented in "Note 18 — Segment Information."

Outbound Freight Costs, Installation and Training

Upon transferring control of goods to a customer, the shipping and handling costs in connection with sale transactions are generally accounted for as fulfillment costs and included in cost of revenues.

Our performance of installation and training services relating to the sales of gaming equipment and systems and FinTech equipment does not modify the software or hardware in those equipment and systems. Such installation and training services are generally immaterial in the context of the contract; and therefore, such items do not represent a separate performance obligation.

Costs to Acquire a Contract with a Customer

We typically incur incremental costs to acquire customer contracts in the form of sales commissions; however, because the expected benefit from these contracts is one year or less, we expense these amounts as incurred.

Contract Balances

Since our contracts may include multiple performance obligations, there is often a timing difference between cash collections and the satisfaction of such performance obligations and revenue recognition. Such arrangements are evaluated to determine whether contract assets and liabilities exist. We generally record contract assets when the timing of billing differs from when revenue is recognized due to contracts containing specific performance obligations that are required to be met prior to a customer being invoiced. We generally record contract liabilities when cash is collected in advance of us satisfying performance obligations, including those that are satisfied over a period of time. Balances of our contract assets and contract liabilities may fluctuate due to timing of cash collections.

The following table summarizes our contract assets and contract liabilities arising from contracts with customers (in thousands):

	Year Ended December 31,			
	2022		**2021**	
Contract assets [1]				
Balance at January 1 — current	$	9,927	$	9,240
Balance at January 1 — non-current		5,294		8,321
Total		15,221		17,561
Balance at December 31 — current		12,561		9,927
Balance at December 31 — non-current		9,856		5,294
Total		22,417		15,221
Increase (Decrease)	$	7,196	$	(2,340)
Contract liabilities [2]				
Balance at January 1 — current	$	36,238	$	26,980
Balance at January 1 — non-current		377		289
Total		36,615		27,269
Balance at December 31 — current		50,872		36,238
Balance at December 31 — non-current		2,547		377
Total		53,419		36,615
Increase	$	16,804	$	9,346

(1) The current portion of contract assets is included within trade and other receivables, net and the non-current portion is included within other receivables in our Balance Sheets.

(2) The current portion of contract liabilities is included within accounts payable and accrued expenses, and the non-current portion is included within other accrued expenses and liabilities in our Balance Sheets.

We recognized approximately $27.5 million and $21.3 million in revenue that was included in the beginning contract liability balance during 2022 and 2021, respectively.

Games Revenues

Our products and services include electronic gaming devices, such as Native American Class II offerings and other electronic bingo products, Class III slot machine offerings, HHR offerings, VLTs installed in the State of New York and similar technology in certain tribal jurisdictions, B2B digital online gaming activities, accounting and central determinant systems, and other back-office systems. We conduct our Games segment business based on results generated from the following major revenue streams: (i) Gaming Operations; and ii) Gaming Equipment and Systems.

Gaming Operations

We primarily provide: (i) leased gaming equipment, both Class II and Class III offerings, and HHR on a participation or a daily fixed-fee basis, including standard games and hardware and premium games and hardware, inclusive of local-area progressive, and WAP; (ii) accounting and central determinant systems; and (iii) digital online gaming activities. We evaluate the recognition of lease revenues based on criteria set forth in ASC 842. Under these arrangements, we retain ownership of the machines installed at customer facilities. We recognize recurring rental income over time based on a percentage of the net win per day generated by the leased gaming equipment or a daily fixed fee based on the timing services are provided. Such revenues are generated daily and are limited to the lesser of the net win per day generated by the leased gaming equipment or the fixed daily fee and the lease payments that have been collected from the lessee. Gaming operations revenues generated by leased gaming equipment deployed at sites under placement fee agreements give rise to contract rights, which are amounts recorded to intangible assets for dedicated floor space resulting from such agreements. The gaming operations revenues generated by these arrangements are reduced by the accretion of contract rights, which represents the related amortization of the contract rights recorded in connection with such agreements. Gaming operations lease revenues accounted for under ASC 842 are generally short-term in nature with payment terms ranging from 30 to 90 days. We recognized $197.9 million, $189.8 million, and $116.1 million in lease revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

Gaming operations revenues include amounts generated by WAP systems, which are recognized under ASC 606. WAP consists of linked slot machines located in multiple casino properties that are connected to a central system. WAP-based gaming machines have a progressive jackpot administered by us that increases with every wager until a player wins the top award combination. Casino operators pay us a percentage of the coin-in (the total amount wagered), a percentage of net win, or a combination of both for services related to the design, assembly, installation, operation, maintenance, administration, and marketing of the WAP offering. The gaming operations revenues with respect to WAP machines represent a separate performance obligation and we transfer control and recognize revenue over time based on a percentage of the coin-in, a percentage of net win, or a combination of both, based on the timing services are provided. These arrangements are generally short-term in nature with a majority of invoices payable within 30 to 90 days. Such revenues are presented in the Statements of Operations, net of the jackpot expense, which are composed of incremental amounts funded by a portion of coin-in from the players. At the time a jackpot is won by a player, an additional jackpot expense is recorded in connection with the base seed amount required to fund the minimum level as set forth in the WAP arrangements with the casino operators.

In addition, gaming operations include revenues generated under our arrangement to provide the New York State Gaming Commission (the "NYSGC") with a central determinant monitoring and accounting system for the VLTs in operation at licensed State of New York gaming facilities. Pursuant to our agreement with the NYSGC, we receive a portion of the network-wide net win (generally, cash-in less prizes paid) per day in exchange for provision and maintenance of the central determinant system and recognize revenue over time, based on the timing services are provided. We also provide the central determinant system technology to Native American tribes in other licensed jurisdictions, for which we receive a portion of the revenue generated from the VLTs connected to the system. These arrangements are generally short-term in nature with payments due monthly.

Gaming operations also include revenues generated by our digital solutions comprised of B2B activities. Our B2B operations provide games to our business customers, including both regulated real money and social casinos, which offer the games to consumers on their apps. Our B2B arrangements primarily provide access to our game content, and revenue is recognized over time as the control transfers upon our business partners' daily access to such content based on either a flat fee or revenue share arrangements with the social and regulated real money casinos, based on the timing services are provided.

Gaming operations also include other revenues that are generated from fees paid by casino customers that participate in our TournEvent of Champions® national slot tournament or who contract with us to provide certain service functions on games that are owned by the customer.

Gaming Equipment and Systems

Gaming equipment and systems revenues are derived from the sale of some combination of: (i) gaming equipment and player terminals; (ii) game content; (iii) license fees; and (iv) ancillary equipment, such as signage and lighting packages. Such arrangements are predominately short-term in nature with payment terms ranging from 30 to 180 days, and with certain agreements providing for extended payment terms up to 39 months. Each contract containing extended payment terms over a period of 12 months is evaluated for the presence of a financing component; however, our contracts generally do not contain a financing component that has been determined to be significant to the contract. Distinct and thus, separately identifiable performance obligations for gaming equipment and systems arrangements include gaming equipment, player terminals, content, system software, license fees, ancillary equipment, or various combinations thereof. Gaming equipment and systems revenues are recognized at a point in time when control of the promised goods and services transfers to the customer, which is generally upon shipment or delivery pursuant to the terms of the contract. The performance obligations are generally satisfied at the same time or within a short period of time.

FinTech Revenues

Financial Access Services

Financial Access Services revenues are generally comprised of the following distinct performance obligations: funds advanced, funds dispensed, and check services. We do not control the funds advanced and funds dispensed services provided to a customer and, therefore, we are acting as an agent whose performance obligation is to arrange for the provision of these services. Our financial access services involve the movement of funds between the various parties associated with financial access transactions and give rise to settlement receivables and settlement liabilities, both of which are settled in days following the transaction.

Funds advance revenues are primarily comprised of transaction fees assessed to gaming patrons in connection with credit card financial access and POS debit card financial access transactions. Such fees are primarily based on a combination of a fixed amount plus a percentage of the face amount of the credit card financial access or POS debit card financial access transaction amount. In connection with these types of transactions, we report certain direct costs incurred as reductions to revenues on a net basis, which generally include: (i) commission expenses payable to casino operators; (ii) interchange fees payable to the network associations; and (iii) processing and related costs payable to other third-party partners.

Funds dispensed revenues are primarily comprised of transaction fees in the form of cardholder surcharges assessed to gaming patrons in connection with funds dispensed cash withdrawals at the time the transactions are authorized and interchange reimbursement fees paid to us by the patrons' issuing banks. The cardholder surcharges assessed to gaming patrons in connection with funds dispensed cash withdrawals are currently a fixed dollar amount and not a percentage of the transaction amount. In connection with these types of transactions, we report certain direct costs incurred as reductions to revenues on a net basis, which generally include: (i) commission expenses payable to casino operators; (ii) interchange fees payable to the network associations; and (iii) processing and related costs payable to other third-party partners.

Funds transmitted revenues are primarily comprised of transaction fees assessed to gaming patrons in connection with funds transmitted to a patron's external bank account or other approved account from a physical device such as our kiosks, or via the CashClub Wallet. In connection with these types of transactions, we report certain direct costs incurred as reductions to revenues on a net basis.

Check services revenues are principally comprised of check warranty revenues and are generally based upon a percentage of the face amount of checks warranted. These fees are paid to us by gaming operators. We report certain direct costs incurred as reductions to revenues on a net basis, which include: (i) warranty expenses, defined as amounts paid by the third-party check warranty service provider to gaming operators to purchase dishonored checks; and (ii) service fees, defined as amounts paid to the third-party check warranty service provider for its assistance.

For financial access services arrangements, since the customer simultaneously receives and consumes the benefits as the performance obligations occur, we recognize revenues as earned over a period of time using an output method depicting the transfer of control to the customer based on variable consideration, such as volume of transactions processed with variability generally resolved in the reporting period.

Software and Other

Software and other revenues include amounts derived from our financial access, loyalty kiosk, compliance, and loyalty related revenue streams from the sale of: (i) software licenses, software subscriptions, professional services, and certain other ancillary fees; (ii) service-related fees associated with the sale, installation, training, and maintenance of equipment directly to our customers under contracts, which are generally short-term in nature with payment terms ranging from 30 to 90 days, secured by the related equipment; (iii) credit worthiness-related software subscription services that are based upon either a flat monthly unlimited usage fee or a variable fee structure driven by the volume of patron credit histories generated; and (iv) ancillary marketing and database services. Software license revenues are recognized at a point in time; software subscriptions are recognized over the term of the contract.

Hardware

Hardware revenues are derived from the sale of our financial access and loyalty kiosks and related equipment and are accounted for under ASC 606, unless such transactions meet definition of a sales type or direct financing lease which are accounted for under ASC 842. Revenues are recognized at a point in time when control of the promised goods and services transfers to the customer generally upon shipment or delivery pursuant to the terms of the contract. The sales contracts are generally short-term in nature with payment terms ranging from 30 to 90 days, while certain agreements provide for extended payment terms of up to 60 months. Each contract containing extended payment terms over a period of 12 months is evaluated for the presence of a financing component; however, our contracts generally do not contain a financing component that has been determined to be significant to the contract.

Cost of Revenues (Exclusive of Depreciation and Amortization)

The cost of revenues (exclusive of depreciation and amortization) represents the direct costs required to perform revenue generating transactions. The costs included within cost of revenues (exclusive of depreciation and amortization) are comprised primarily of inventory and related costs associated with the sale of our financial access and loyalty kiosks and software, electronic gaming machines and system sale, check cashing warranties, field service, and network operations personnel.

Advertising, Marketing, and Promotional Costs

We expense advertising, marketing, and promotional costs as incurred. Total advertising, marketing, and promotional costs, included in operating expenses in the Statements of Operations, were $3.5 million, $2.6 million, and $1.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Research and Development Costs

We conduct research and development activities for both our Games and FinTech segments. Our Gaming research and development activities are primarily to develop gaming systems, game engines, casino data management systems, central determination and other electronic bingo-outcome determination systems, video lottery outcome determination systems, gaming platforms and gaming content, and to enhance our existing product lines. Our FinTech research and development activities are primarily to develop: (i) payments products, systems, and related capabilities such as security, encryption and business rule engines that deliver differentiated patron experiences and integrate with our other products; (ii) compliance products that increase efficiencies, profitability, enhance employee/patron relationships, and meet regulatory reporting requirements; (iii) loyalty products, systems, and features that attract, engage, and retain patrons in more intuitive and contextual ways than our competition; (iv) cashless alternatives, such as the CashClub Wallet; and (v) mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment, and hospitality industries.

Research and development costs consist primarily of salaries and benefits, consulting fees, certification and testing fees. Once the technological feasibility has been established, the project is capitalized until it becomes available for general release.

Research and development costs were $60.5 million, $39.1 million, and $27.9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Income Taxes

We are subject to income taxes in the United States as well as various states and foreign jurisdictions in which we operate. We account for income taxes in accordance with accounting guidance whereby deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based upon differences between financial statement carrying amounts of existing assets and their respective tax bases using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities generally is recognized in the results of operations in the period that includes the enactment date. We evaluate the realization of our deferred tax assets based on all available evidence and establish a valuation allowance to reduce deferred tax assets when it is more likely than not that they will not be realized. This assessment considers all available positive and negative evidence, including our past operating results, forecasts of future earnings, the scheduled reversal of deferred tax liabilities, the duration of statutory carryforward periods and tax planning strategies.

We recognize tax benefits from an uncertain position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the issue. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement.

Although we believe our assumptions, judgments and estimates are reasonable, changes in tax laws, and their interpretation, as well as the examination of our tax returns by taxing authorities, could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our effective tax rate is affected by a number of factors including the actual results of operations, changes in our stock price for shares issued as employee compensation, changes in the valuation of our deferred tax assets or liabilities and changes in tax laws or rates for income taxes and other non-income taxes in various jurisdictions.

Employee Benefits Plan

The Company provides a 401(k) Plan that allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 75% of their income on a pre-tax basis through contributions to the plan. As a benefit to employees, the Company matches a percentage of these employee contributions (as defined in the plan document). Expenses related to the matching portion of the contributions to the 401(k) Plan were $4.6 million, $2.6 million, and $0.6 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Fair Values of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument.

The carrying amount of cash and cash equivalents, restricted cash, settlement receivables, short-term trade and other receivables, settlement liabilities, accounts payable, and accrued expenses approximate fair value due to the short-term maturities of these instruments. The fair value of the long-term trade and loans receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. The fair value of long-term accounts payable is estimated by discounting the total obligation. As of December 31, 2022 and 2021, the fair value of trade and loan receivable approximated the carrying value due to contractual terms generally being slightly over 12 months. The fair value of our borrowings is estimated based on various inputs to determine a market price, such as: market demand and supply, size of tranche, maturity, and similar instruments trading in more active markets.

The estimated fair value and outstanding balances of our borrowings are as follows (dollars in thousands):

	Level of Hierarchy	Fair Value	Outstanding Balance
December 31, 2022			
$600 million New Term Loan	2	$ 588,560	$ 592,500
$400 million 2021 Unsecured Notes	2	$ 346,000	$ 400,000
December 31, 2021			
$600 million New Term Loan	2	$ 598,171	$ 598,500
$400 million 2021 Unsecured Notes	2	$ 404,000	$ 400,000

The fair values of our borrowings were determined using Level 2 inputs based on quoted market prices for these securities.

Foreign Currency Translation

Foreign currency denominated assets and liabilities for those foreign entities for which the local currency is the functional currency are translated into U.S. dollars based on exchange rates prevailing at the end of each year. Revenues and expenses are translated at average exchange rates during the year. The effects of foreign exchange gains and losses arising from these translations are included as a component of other comprehensive income (loss) in the Statements of Operations. Translation adjustments on intercompany balances of a long-term investment nature are recorded as a component of accumulated other comprehensive loss in our Balance Sheets.

Use of Estimates

We have made estimates and judgments affecting the amounts reported in these financial statements and the accompanying notes in conformity with GAAP. The actual results may materially differ from these estimates.

Earnings Applicable to Common Stock

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the effect of potential common stock resulting from assumed stock option exercises and vesting of restricted stock unless it is anti-dilutive. To the extent we report a net loss from continuing operations in a particular period, no potential dilution from the application of the treasury stock method would be applicable.

Stock-Based Compensation

Stock-based compensation results in a cost that is measured at fair value on the grant date of an award. Generally, we issue grants that are classified as equity awards. To the extent we issue grants that are considered liability awards, they are remeasured at fair value at the end of each reporting period until settlement with changes being recognized as stock-based compensation cost with a corresponding adjustment recorded to the liability, either immediately or during the remaining service period depending on the vested status of the award. Generally, with respect to stock option awards granted under our plans, they expire 10 years from the date of grant with the exercise price based on the closing market price of our common stock on the date of the grant.

Our restricted stock awards, restricted stock units, and performance-based stock units, are measured at fair value based on the closing stock price on the grant date. Our time-based stock option awards are measured at fair value on the grant date using the Black Scholes model. The stock-based compensation cost is recognized on a straight-line basis over the vesting period of the awards.

Forfeiture amounts are estimated at the grant date for stock awards and are updated periodically based on actual results, to the extent they differ from the estimates.

Acquisition-Related Costs

We recognize a liability for acquisition-related costs when the expense is incurred. Acquisition-related costs include, but are not limited to: financial advisory, legal and debt fees; accounting, consulting and professional fees associated with due diligence, valuation and integration; severance; and other related costs and adjustments.

Reclassification of Balances

Certain amounts in the accompanying consolidated financial statements and accompanying notes have been reclassified to be consistent with the current year presentation. These reclassifications had no effect on net income for the prior periods.

Recent Accounting Guidance

Recently Adopted Accounting Guidance

Standard	Description	Date of Adoption	Effect on Financial Statements
ASU 2021-05, 'Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments	This ASU amends the lease classification requirements for lessors to align them with practice under ASC Topic 840.	January 1, 2022	The adoption of this ASU did not have a material effect on our Financial Statements or on our disclosures.
ASU 2021-08, 'Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination.	January 1, 2022	The adoption of this ASU did not have a material effect on our Financial Statements or on our disclosures.
ASU 2022-06, 'Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848	These amendments extend the period of time preparers can utilize the reference rate reform relief guidance in Topic 848.	December 21, 2022	The adoption of this ASU did not have a material effect on our Financial Statements or on our disclosures.

Recent Accounting Guidance Not Yet Adopted

As of December 31, 2022, other than what has been described above, we do not anticipate recently issued accounting guidance to have a significant impact on our consolidated financial statements.

3. LEASES

We determine if a contract is, or contains, a lease at the inception, or modification, of a contract based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control over the use of an asset is predicated upon the notion that a lessee has both the right to (i) obtain substantially all of the economic benefit from the use of the asset; and (ii) direct the use of the asset.

Operating lease right-of-use ("ROU") assets and liabilities are recognized based on the present value of minimum lease payments over the expected lease term at commencement date. Lease expense is recognized on a straight-line basis over the expected lease term. Our lease arrangements have both lease and non-lease components, and we have elected the practical expedient to account for the lease and non-lease elements as a single lease.

Certain of our lease arrangements contain options to renew with terms that generally have the ability to extend the lease term to a range of approximately one to ten years. The exercise of lease renewal options is generally at our sole discretion. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise such option. The depreciable life of leased assets and leasehold improvements are limited by the expected term of such assets, unless there is a transfer of title or purchase option reasonably certain to be exercised.

Lessee

We enter into operating lease agreements for real estate purposes that generally consist of buildings for office space and warehouses for manufacturing purposes. Certain of our lease agreements consist of rental payments that are periodically adjusted for inflation. Our lease agreements do not contain material residual value guarantees or material restrictive covenants. Our lease agreements do not generally provide explicit rates of interest; therefore, we use our incremental collateralized borrowing rate, which is based on a fully collateralized and fully amortizing loan with a maturity date the same as the length of the lease that is based on the information available at the commencement date to determine the present value of lease payments. Leases with an initial expected term of 12 months or less (short-term) are not accounted for on our Balance Sheets. As of December 31, 2022 and December 31, 2021, our finance leases were not material.

Supplemental balance sheet information related to our operating leases is as follows (in thousands):

	Classification on our Balance Sheets	At December 31, 2022	At December 31, 2021
Assets			
Operating lease ROU assets	Other assets, non-current	$ 17,169	$ 12,692
Liabilities			
Current operating lease liabilities	Accounts payable and accrued expenses	$ 6,507	$ 5,663
Non-current operating lease liabilities	Other accrued expenses and liabilities	$ 14,738	$ 11,869

Supplemental cash flow information related to leases is as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Cash paid for:			
Long-term operating leases	$ 6,885	$ 6,675	$ 6,411
Short-term operating leases	$ 1,660	$ 1,622	$ 1,908
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases[1]	$ 7,502	$ 1,362	$ 10,356

(1) The amounts are presented net of current year terminations and exclude amortization for the period.

Other information related to lease terms and discount rates is as follows:

	At December 31, 2022	At December 31, 2021
Weighted Average Remaining Lease Term (in years):		
Operating leases	3.37	3.52
Weighted Average Discount Rate:		
Operating leases	4.72 %	5.04 %

Components of lease expense are as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Operating Lease Cost:			
Operating lease cost [1]	$ 6,008	$ 5,474	$ 5,770
Variable lease cost	$ 1,164	$ 1,267	$ 1,682

(1) The amount includes approximately $4.8 million, $4.4 million and $4.9 million in non-cash lease expense attributable to amortization of ROU assets for the years ended December 31, 2022, 2021 and 2020, respectively.

Maturities of lease liabilities are summarized as follows as of December 31, 2022 (in thousands):

Year ending December 31,		Amount
2023	$	7,330
2024		6,718
2025		5,855
2026		2,137
2027		608
Thereafter		359
Total future minimum lease payments	$	23,007
Amount representing interest		1,762
Present value of future minimum lease payments	$	21,245
Current operating lease obligations		6,507
Long-term lease obligations	$	14,738

As of December 31, 2022, the Company entered into a real estate lease that has not yet commenced with a term of ten years and future minimum lease payments of approximately $27.3 million.

Lessor

We generate lease revenues primarily from our gaming operations activities, and the majority of our leases are month-to-month leases. Under these arrangements, we retain ownership of the electronic gaming machines ("EGMs") installed at customer facilities. We receive recurring revenues based on a percentage of the net win per day generated by the leased gaming equipment or a fixed daily fee. Such revenues are generated daily and are limited to the lesser of the net win per day generated by the leased gaming equipment or the fixed daily fee and the lease payments that have been collected from the lessee. Certain of our leases have terms and conditions with options for a lessee to purchase the underlying assets. Refer to "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies" for further discussion of lease revenues. The cost of EGMs the Company is leasing to third-parties as of December 31, 2022 is approximately $279.5 million.

We did not have material sales transactions that qualified for sales-type lease accounting treatment during the years ended December 31, 2022 and December 31, 2021.

Supplemental balance sheet information related to our sales-type leases is as follows (in thousands):

	Classification on our Balance Sheets	At December 31, 2022	At December 31, 2021
Assets			
Net investment in sales-type leases — current	Trade and other receivables, net	$ 54	$ 1,331

4. BUSINESS COMBINATIONS

We account for business combinations in accordance with ASC 805 — Business Combinations, which requires that the identifiable assets acquired and liabilities assumed be recorded at their estimated fair values on the acquisition date separately from goodwill, which is the excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities. We include the results of operations of an acquired business starting from the acquisition date.

eCash Holdings Pty Limited

On March 1, 2022 (the "eCash Closing Date"), the Company acquired the stock of eCash Holdings Pty Limited and wholly-owned subsidiaries Global Payment Technologies Australia Pty Limited, and ACN 121 187 068 Pty Limited (collectively "eCash"), a privately owned, Australia-based developer and provider of innovative cash handling and financial payment solutions for the broader gaming industry in Australia, Asia, Europe, and the United States. The acquisition of eCash's products and services represents a strategic extension of Everi's current suite of financial technology solutions within the FinTech segment. The acquisition provides Everi with a complementary portfolio of new customer locations throughout Australia, the United States, and other geographies.

Under the terms of the stock purchase agreement, we paid the seller AUD$20 million (approximately USD$15 million) on the eCash Closing Date of the transaction and we will pay an additional AUD$6.5 million one year following the eCash Closing Date and another AUD$6.5 million two years following the eCash Closing Date. In addition, we paid approximately AUD$8.7 million (approximately USD$6.0 million) for the excess net working capital during the year ended December 31, 2022. As of December 31, 2022 we expect to receive a refund of approximately AUD$1.0 million pursuant to the right of offset terms in the stock purchase agreement.

Pursuant to the arrangement, there is an earn-out provision of up to AUD$10 million, to the extent certain growth targets are achieved in future periods. The payment, if any, is subject to certain employment restrictions and will be accounted for as compensation expense.

The acquisition did not have a significant impact on our results of operations or financial condition for the year ended December 31, 2022.

The total preliminary purchase consideration for eCash was as follows (in thousands, at fair value):

	Amount in USD
Purchase consideration	
Cash consideration paid at closing	$ 14,980
Cash consideration to be paid post-closing	14,916
Total purchase consideration	$ 29,896

Cash consideration to be paid is comprised of a short-term component that is recorded in accounts payable and accrued expenses and a long-term component payable within two years recorded in other accrued expenses and liabilities in our Balance Sheets.

The transaction was accounted for using the acquisition method of accounting, which requires, among other things, the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. The excess of the purchase price over those fair values was recorded as goodwill, which will be amortized over a period of 15 years for tax purposes. The goodwill recognized is primarily attributable to the income potential from the expansion of our footprint in the gaming space by enhancing our financial technology solution portfolio to add new markets and business lines and an assembled workforce, among other strategic benefits.

The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates reflecting risk inherent in the future cash flows. The estimated fair values of assets acquired and liabilities assumed and resulting goodwill are subject to adjustment as the Company finalizes its purchase price accounting. The significant items for which a final fair value has not been determined include, but are not limited to deferred income taxes. We do not expect our fair value determinations to materially change; however, there may be differences between the amounts recorded at the eCash Closing Date and the final fair value analysis, which we expect to complete no later than the first quarter of 2023.

The information below reflects the amounts of identifiable assets acquired and liabilities assumed (in thousands):

	Amount in USD*
Current assets	$ 11,977
Property and equipment	1,218
Other intangible assets	11,600
Goodwill	11,115
Other assets	947
Total Assets	36,857
Accounts payable and accrued expenses	6,816
Other accrued expenses and liabilities	145
Total liabilities	6,961
Net assets acquired	$ 29,896

_____

*Reflects a measurement period adjustment of approximately $0.5 million from the initial allocation as of the closing date of the transaction.

Current assets acquired included approximately $2.8 million in cash. Trade receivables acquired of approximately $5.7 million were short-term in nature and considered to be collectible, and therefore, the carrying amounts of these assets represented their fair values. Inventory acquired of approximately $3.3 million consisted of raw materials and finished goods and was recorded at fair value based on the estimated net realizable value of these assets. Property, equipment, and leased assets acquired were not material in size or scope, and the carrying amounts of these assets approximated their fair values.

The following table summarizes preliminary values of acquired intangible assets (dollars in thousands):

	Useful Life (Years)	Estimated Fair Value (USD)
Other Intangible Assets		
Trade name	3	$ 700
Developed technology	3	3,600
Customer relationships	9	7,300
Total other intangible assets		$ 11,600

The fair value of intangible assets was determined by applying the income approach. Other intangible assets acquired of approximately $11.6 million were comprised of customer relationships, developed technology and trade name. The fair value of customer relationships of approximately $7.3 million was determined by applying the income approach utilizing the excess earnings methodology based on Level 3 inputs in the fair value hierarchy including a discount rate of 17% and estimated attrition rates. The fair value of developed technology of approximately $3.6 million was determined by applying the income approach utilizing the relief from royalty methodology based on Level 3 inputs with a royalty rate of 7.5% and a discount rate of 17%. The fair value of trade name of approximately $0.7 million was determined by applying the income approach utilizing the relief from royalty methodology based on Level 3 inputs with a royalty rate of 2% and a discount rate of 17%.

The financial results included in our Statements of Operations since the acquisition date and through December 31, 2022 reflected revenues of approximately $14.9 million and net income of approximately $1.2 million. We incurred acquisition-related costs of approximately $0.9 million for the year ended December 31, 2022.

Intuicode Gaming Corporation

On April 30, 2022 (the "Intuicode Closing Date"), the Company acquired the stock of Intuicode Gaming Corporation ("Intuicode"), a privately owned game development and engineering firm focused on HHR games. The acquisition of Intuicode provides Everi with additional HHR expertise that will help the Company accelerate its growth in the expanding HHR market that will benefit the Games segment.

Under the terms of the stock purchase agreement, we paid the seller $12.5 million on the Intuicode Closing Date of the transaction and a net working capital payment of $1.6 million during the year ended December 31, 2022. In addition, we expect to pay approximately $13.0 million in contingent consideration based upon the achievement of certain revenue targets on the first and second anniversaries of the Intuicode Closing Date. As of December 31, 2022 we expect to receive a refund of approximately $0.1 million pursuant to the right of offset terms in the stock purchase agreement.

The acquisition did not have a significant impact on our results of operations or financial condition for the year ended December 31, 2022.

The total preliminary purchase consideration for Intuicode was as follows (in thousands, at fair value):

		Amount
Purchase consideration		
Cash consideration paid at closing	$	12,500
Cash consideration to be paid post-closing		1,478
Total cash consideration		13,978
Contingent consideration (at fair value)		12,150
Total purchase consideration	$	26,128

The fair value of the contingent consideration was based on Level 3 inputs utilizing a discounted cash flow methodology. The estimates and assumptions included projected future revenues of the acquired business and a discount rate of approximately 5%. Contingent consideration to be paid is comprised of a short-term component that is recorded in accounts payable and accrued expenses and a long-term component payable within two years recorded in other accrued expenses and liabilities in our Balance Sheets. The change in fair value of the contingent consideration between the acquisition date and year ended December 31, 2022 was not material.

The transaction was accounted for using the acquisition method of accounting, which requires, among other things, the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. The excess of the purchase price over those fair values was recorded as goodwill, which will be amortized over a period of 15 years for tax purposes. The goodwill recognized is primarily attributable to the income potential from the expansion of our footprint in the gaming space by accelerating our entry into and growth in the expanding HHR market and business line, assembled workforce, among other strategic benefits.

The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates reflecting risk inherent in the future cash flows. The estimated fair values of assets acquired and liabilities assumed and resulting goodwill are subject to adjustment as the Company finalizes its purchase price accounting. The significant items for which a final fair value has not been determined include, but are not limited to deferred income taxes. We do not expect our fair value determinations to materially change; however, there may be differences between the amounts recorded at the Intuicode Closing Date and the final fair value analysis, which we expect to complete no later than the second quarter of 2023.

The information below reflects the preliminary amounts of identifiable assets acquired and liabilities assumed as of the closing date of the transaction (in thousands):

		Amount
Current assets	$	3,827
Other intangible assets		18,757
Goodwill		10,422
Total Assets		33,006
Accounts payable and accrued expenses		2,407
Deferred tax liabilities		4,471
Total liabilities		6,878
Net assets acquired	$	26,128

Current assets acquired included approximately $2.1 million in cash. Trade receivables acquired of approximately $0.6 million were short-term in nature and considered to be collectible, and therefore, the carrying amounts of these assets represented their fair values. Inventory acquired of approximately $0.2 million consisted of raw materials and finished goods and was recorded at fair value based on the estimated net realizable value of these assets. Property, equipment, and leased assets acquired were not material in size or scope, and the carrying amounts of these assets approximated their fair values.

The following table summarizes preliminary values of acquired intangible assets (dollars in thousands):

	Useful Life (Years)	Estimated Fair Value
Other Intangible Assets		
Trade name	10	$ 400
Developed technology	2	3,357
Customer relationships	9	15,000
Total other intangible assets		$ 18,757

The fair value of intangible assets was determined by applying the income approach. Other intangible assets acquired of approximately $18.8 million were comprised of customer relationships, developed technology and trade name. The fair value of customer relationships of approximately $15.0 million was determined by applying the income approach utilizing the excess earnings methodology based on Level 3 inputs in the hierarchy with a discount rate of 40% and estimated attrition rates. The fair value of developed technology of approximately $3.4 million was determined by applying the income approach utilizing the relief from royalty methodology based on Level 3 inputs with a royalty rate of 25% and a discount rate of 35%. The fair value of trade name of approximately $0.4 million was determined by applying the income approach utilizing the relief from royalty methodology based on Level 3 inputs with a royalty rate of 1% and a discount rate of 40%.

The financial results included in our Statements of Operations since the acquisition date and through December 31, 2022 reflected revenues of approximately $5.6 million and net income of approximately $1.4 million. We incurred acquisition-related costs of approximately $0.1 million for the year ended December 31, 2022.

Venuetize, Inc.

On October 14, 2022 (the "Venuetize Closing Date"), the Company acquired certain strategic assets of Venuetize, Inc. ("Venuetize"), a privately owned innovator of mobile-first technologies that provide an advanced guest engagement and m-commerce platform for the sports, entertainment and hospitality industries. The acquisition of Venuetize's products and services represents a strategic extension within and beyond casino gaming of Everi's current suite of solutions within the FinTech segment. The acquisition will help to elevate the capabilities of mobile and wallet offerings, and provide Everi with complementary assets and an established customer base expected to enable further growth into additional entertainment, sports and hospitality venues, and also to create new crossover marketing opportunities within the Company's existing footprint.

Under the terms of the asset purchase agreement, we paid the seller $18.2 million on the Venuetize Closing Date of the transaction. In addition, we expect to pay approximately $2.8 million in contingent consideration based upon the achievement of certain revenue targets on the twelve-month, twenty-four month and thirty-month anniversaries of the Venuetize Closing Date.

The acquisition did not have a significant impact on our results of operations or financial condition for the year ended December 31, 2022.

The total preliminary purchase consideration for Venuetize was as follows (in thousands, at fair value):

	Amount
Purchase consideration	
Cash consideration paid at closing	$ 18,200
Contingent consideration (at fair value)	2,452
Total purchase consideration	$ 20,652

The fair value of the contingent consideration was based on Level 3 inputs utilizing a discounted cash flow methodology. The estimates and assumptions included projected future revenues of the acquired business and a discount rate of approximately 7%. Contingent consideration to be paid is comprised of a short-term component that is recorded in accounts payable and accrued expenses and a long-term component payable within three years recorded in other accrued expenses and liabilities in our Balance Sheets. The change in fair value of the contingent consideration between the acquisition date and year ended December 31, 2022 was not material.

The transaction was accounted for using the acquisition method of accounting, which requires, among other things, the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. The excess of the purchase price over those fair values was recorded as goodwill, which will be amortized over a period of 15 years for tax purposes. The goodwill recognized is primarily attributable to the income potential from the expansion of our footprint in the gaming space by elevating our mobile and wallet offering capabilities to enable further growth into additional venues, an assembled workforce, among other strategic benefits.

The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates reflecting risk inherent in the future cash flows. The estimated fair values of assets acquired and liabilities assumed and resulting goodwill are subject to adjustment as the Company finalizes its purchase price accounting. The significant items for which a final fair value has not been determined include, but are not limited to: the valuation and estimated useful lives of intangible assets, deferred and unearned revenues, and deferred income taxes. We do not expect our fair value determinations to materially change; however, there may be differences between the amounts recorded at the Venuetize Closing Date and the final fair value analysis, which we expect to complete no later than the fourth quarter of 2023.

The information below reflects the preliminary amounts of identifiable assets acquired and liabilities assumed as of the closing date of the transaction (in thousands):

	Amount
Current assets	$ 1,081
Other intangible assets	11,250
Goodwill	10,361
Total Assets	22,692
Accounts payable and accrued expenses	2,040
Total liabilities	2,040
Net assets acquired	$ 20,652

Current assets acquired included trade receivables of approximately $0.9 million that were short-term in nature and considered to be collectible, and therefore, the carrying amounts of these assets represented their fair values.

The following table summarizes preliminary values of acquired intangible assets (dollars in thousands):

	Useful Life (Years)	Estimated Fair Value
Other Intangible Assets		
Trade name	10	$ 250
Developed technology	7	3,950
Customer relationships	11	7,050
Total other intangible assets		$ 11,250

The fair value of intangible assets was determined by applying the income approach. Other intangible assets acquired of approximately $11.3 million were comprised of customer relationships, developed technology and trade name. The fair value of customer relationships of approximately $7.1 million was determined by applying the income approach utilizing the excess earnings methodology based on Level 3 inputs in the hierarchy with a discount rate of 30% and estimated attrition rates. The fair value of developed technology of approximately $4.0 million was determined by applying the income approach utilizing the relief from royalty methodology based on Level 3 inputs with a royalty rate of 20% and a discount rate of 30%. The fair value of trade name of approximately $0.3 million was determined by applying the income approach utilizing the relief from royalty methodology based on Level 3 inputs with a royalty rate of 1% and a discount rate of 33%.

The financial results included in our Statements of Operations since the acquisition date and through December 31, 2022 reflected revenues of approximately $0.8 million and net loss of approximately $1.7 million. We incurred acquisition-related costs of approximately $0.1 million for the year ended December 31, 2022.

Pro-forma financial information (unaudited)

The unaudited pro forma financial data includes the historical operating results of the Company and the three acquired businesses prior to the acquisitions as if the transactions occurred on January 1, 2021. The unaudited pro forma results include increases to depreciation and amortization expense based on the purchased intangible assets and costs directly attributable to the acquisitions. The unaudited pro forma results do not purport to be indicative of results of operations as of the date hereof, for any period ended on the date hereof, or for any other future date or period; nor do they give effect to synergies, cost savings, fair market value adjustments and other changes expected as a result of the acquisitions.

The unaudited pro forma financial data on a consolidated basis as if the eCash, Intuicode and Venuetize acquisitions occurred on January 1, 2021 included revenue of approximately $797.6 million and net income of approximately $111.4 million for the year ended December 31, 2022, and revenue of approximately $697.4 million and net income of approximately $144.5 million for the year ended December 31, 2021.

5. FUNDING AGREEMENTS

Commercial Cash Arrangements

We have commercial arrangements with third-party vendors to provide cash for certain of our fund dispensing devices. For the use of these funds, we pay a usage fee on either the average daily balance of funds utilized multiplied by a contractually defined usage rate or the amounts supplied multiplied by a contractually defined usage rate. These fund usage fees, reflected as interest expense within the Statements of Operations, were approximately $9.3 million, $4.0 million, and $3.1 million for the years ended December 31, 2022, 2021, and 2020, respectively. We are exposed to interest rate risk to the extent that the applicable rates increase.

Under these agreements, the currency supplied by third party vendors remain their sole property until the funds are dispensed. As these funds are not our assets, supplied cash is not reflected in our Balance Sheets. The outstanding balance of funds provided from the third parties were approximately $444.6 million and $401.8 million as of December 31, 2022 and 2021, respectively.

Our primary commercial arrangement, the Contract Cash Solutions Agreement, as amended, is with Wells Fargo, N.A. ("Wells Fargo"). Wells Fargo provides us with cash up to $300 million with the ability to increase the amount permitted by the vault cash provider. The term of the agreement expires on June 30, 2024 and will automatically renew for additional one-year periods unless either party provides a ninety-day written notice of its intent not to renew.

We are responsible for losses of cash in the fund dispensing devices under this agreement, and we self-insure for this type of risk. There were no material losses for the years ended December 31, 2022, 2021, and 2020.

Site-Funded ATMs

We operate ATMs at certain gaming operators' establishments where the gaming operator provides the cash required for the ATMs' operational needs. We are required to reimburse the customer for the amount of cash dispensed from these site-funded ATMs. The site-funded ATM liability included within settlement liabilities in the accompanying Balance Sheets was approximately $337.6 million and $194.3 million as of December 31, 2022 and 2021, respectively.

Third-Party Funded ATMs

We enter into agreements with international customers for certain of our ATMs whereby we engage with third-parties to provide the cash required to operate the ATMs. The amount of cash supplied by these third-parties is included within settlement liabilities in the accompanying Balance Sheets. The outstanding balances in connection with these arrangements were immaterial at December 31, 2022 and 2021.

Pre-Funded Financial Access Agreements

Due to regulatory requirements in certain jurisdictions, some international gaming operators require pre-funding of cash to cover the outstanding settlement amounts in order for us to provide financial access services to their properties. We enter into agreements with these gaming operators for which we supply our financial access services to their properties. Under these agreements, we maintain sole discretion to either continue or cease operations as well as discretion over the amounts pre-funded to the properties and may request amounts to be refunded to us, with appropriate notice to the operator, at any time. The initial pre-funded amounts and subsequent amounts from the settlement of transactions are deposited into a bank account that is to be used exclusively for financial access services, and we maintain the right to monitor the transaction activity in that account. The total amount of pre-funded cash outstanding was approximately $3.0 million at December 31, 2022 and 2021, respectively, and is included in prepaid expenses and other current assets line on our Balance Sheets.

6. TRADE AND OTHER RECEIVABLES

Trade and other receivables represent short-term credit granted to customers and long-term loans receivable in connection with our Games and FinTech equipment and software, and compliance products. Trade and loans receivable generally do not require collateral.

The balance of trade and loans receivable consists of outstanding balances owed to us by gaming operators. Other receivables include income tax receivables and other miscellaneous receivables.

The balance of trade and other receivables consisted of the following (in thousands):

	At December 31,	
	2022	2021
Trade and other receivables, net		
Games trade and loans receivable	$ 78,200	$ 77,053
FinTech trade and loans receivable	39,925	21,504
Contract assets [1]	22,417	15,221
Other receivables	6,110	5,026
Total trade and other receivables, net	146,652	118,804
Non-current portion of receivables		
Games trade and loans receivable	1,382	1,348
FinTech trade and loans receivable	16,519	7,340
Contract assets [1]	9,856	5,294
Total non-current portion of receivables	27,757	13,982
Total trade and other receivables, current portion	$ 118,895	$ 104,822

(1) Refer to "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies" for a discussion on the contract assets.

Allowance for Credit Losses

The activity in our allowance for credit losses for the years ended December 31, 2022 and 2021 is as follows (in thousands):

	At December 31,	
	2022	2021
Beginning allowance for credit losses	$ (5,161)	$ (3,689)
Provision	(10,115)	(7,540)
Charge-offs and recoveries	10,421	6,068
Ending allowance for credit losses	$ (4,855)	$ (5,161)

7. INVENTORY

Our inventory primarily consists of component parts as well as work-in-progress and finished goods. The cost of inventory includes cost of materials, labor, overhead and freight, and is accounted for using the first in, first out method. The inventory is stated at the lower of cost or net realizable value.

Inventory consisted of the following (in thousands):

		At December 31,		
		2022		2021
Inventory				
Component parts, net of reserves of $2,919 and $2,422 at December 31, 2022 and December 31, 2021, respectively	$	48,688	$	22,490
Work-in-progress		323		554
Finished goods		9,339		6,189
Total inventory	$	58,350	$	29,233

8. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets include the balance of prepaid expenses, deposits, debt issuance costs on our New Revolver (as defined below "Note 12 — Long-Term Debt"), restricted cash, operating lease ROU assets, and other assets. The current portion of these assets is included in prepaid expenses and other current assets and the non-current portion is included in other assets, both of which are contained within our Balance Sheets.

The balance of the current portion of prepaid expenses and other assets consisted of the following (in thousands):

		At December 31,		
		2022		2021
Prepaid expenses and other current assets				
Prepaid expenses	$	21,197	$	14,389
Deposits		13,749		7,709
Restricted cash[1]		1,568		1,616
Other		2,308		3,585
Total prepaid expenses and other current assets	$	38,822	$	27,299

(1) Refer to "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies" for discussion on the composition of the restricted cash balance.

The balance of the non-current portion of other assets consisted of the following (in thousands):

		At December 31,		
		2022		2021
Other assets				
Operating lease ROU assets	$	17,169	$	12,692
Prepaid expenses and deposits		9,164		4,789
Debt issuance costs of revolving credit facility		1,377		1,760
Other		196		418
Total other assets	$	27,906	$	19,659

9. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	Useful Life (Years)	At December 31, 2022			At December 31, 2021		
		Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Property and equipment							
Rental pool - deployed	2-4	$ 279,524	$ 188,369	$ 91,155	$ 248,958	$ 166,075	$ 82,883
Rental pool - undeployed	2-4	30,378	23,930	6,448	23,284	18,285	4,999
FinTech equipment	1-5	36,442	24,167	12,275	32,802	21,257	11,545
Leasehold and building improvements	Lease Term	13,666	10,689	2,977	12,598	9,234	3,364
Machinery, office, and other equipment	1-5	55,246	34,456	20,790	45,277	28,075	17,202
Total		$ 415,256	$ 281,611	$ 133,645	$ 362,919	$ 242,926	$ 119,993

Depreciation expense related to property and equipment totaled approximately $66.8 million, $61.5 million, and $67.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired plus liabilities assumed arising from business combinations. The balance of goodwill was approximately $715.9 million and $682.7 million at December 31, 2022 and 2021, respectively. We have the following reporting units: (i) Games; (ii) Financial Access Services; (iii) Kiosk Sales and Services; (iv) Central Credit Services; (v) Compliance Sales and Services; (vi) Loyalty Sales and Services; and (vii) Mobile Technologies.

In accordance with ASC 350 ("Intangibles—Goodwill and Other"), we test goodwill at the reporting unit level, which is identified as an operating segment or one level below, for impairment on an annual basis and between annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

We test our goodwill for impairment on October 1 each year, or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The annual impairment test is completed using either: a qualitative "Step 0" assessment based on reviewing relevant events and circumstances or a quantitative "Step 1" assessment, which determines the fair value of the reporting unit, using both an income approach that discounts future cash flows based on the estimated future results of our reporting units and a market approach that compares market multiples of comparable companies to determine whether or not any impairment exists. To the extent the carrying amount of a reporting unit is less than its estimated fair value, an impairment charge is recorded.

In connection with our annual goodwill impairment testing process for 2022 and 2021, we determined that no impairment adjustments were necessary for each of our reporting units.

The changes in the carrying amount of goodwill are as follows (in thousands):

	Games	Financial Access Services	Kiosk Sales and Services	Central Credit Services	Compliance Sales and Services	Loyalty Sales and Services	Mobile Technologies	Total
Goodwill								
Balance, December 31, 2020	$449,041	$157,088	$5,745	$17,127	$11,578	$41,395	$—	$681,974
Foreign currency translation	—	2	—	—	—	—	—	2
Acquisition related adjustments	—	—	—	—	687	—	—	687
Balance, December 31, 2021	$449,041	$157,090	$5,745	$17,127	$12,265	$41,395	$—	$682,663
Foreign currency translation	—	(41)	(661)	—	—	—	—	(702)
Acquisition related adjustments	12,402	—	10,776	—	(129)	—	10,860	33,909
Balance, December 31, 2022	$461,443	$157,049	$15,860	$17,127	$12,136	$41,395	$10,860	$715,870

Other Intangible Assets

Other intangible assets consist of the following (in thousands):

	Useful Life (Years)	At December 31, 2022			At December 31, 2021		
		Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Other intangible assets							
Contract rights under placement fee agreements	2-7	$ 57,821	$ 12,252	$ 45,569	$ 58,837	$ 4,237	$ 54,600
Customer relationships	3-14	331,999	233,150	98,849	303,238	206,273	96,965
Developed technology and software	1-6	401,087	309,285	91,802	342,309	280,412	61,897
Patents, trademarks, and other	2-18	22,334	20,279	2,055	20,547	19,415	1,132
Total		$813,241	$ 574,966	$ 238,275	$724,931	$ 510,337	$ 214,594

Amortization expense related to other intangible assets totaled approximately $59.6 million, $58.0 million, and $75.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. We capitalized $46.3 million, $30.2 million, and $21.2 million of internally-developed software costs for the years ended December 31, 2022, 2021, and 2020, respectively.

On a quarterly basis, we evaluate our other intangible assets for potential impairment as part of our review process. There was no material impairment identified for any of our other intangible assets for the years ended December 31, 2022 and 2021. During 2020, we recorded a write-off of intangible assets of approximately $6.3 million.

The anticipated amortization expense related to other intangible assets, assuming no subsequent impairment of the underlying assets, is as follows (in thousands):

Anticipated amortization expense	Amount
2023	$ 60,868
2024	45,423
2025	34,965
2026	30,306
2027	13,635
Thereafter	8,375
Total [1]	$ 193,572

(1) For the year ended December 31, 2022, the Company had $44.7 million in other intangible assets that had not yet been placed into service.

Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the term of the contract, which is recorded as a reduction of revenue generated from the facility. In the past we have, and in the future, we may, by mutual agreement, amend the agreements to reduce our floor space at these facilities. Any proceeds received for the reduction of floor space are first applied against the intangible asset for that particular placement fee agreement, if any, and the remaining net book value of the intangible asset is prospectively amortized on a straight-line method over its remaining estimated useful life.

We paid approximately $0.5 million, $31.5 million, and $3.1 million in placement fees for the years ended December 31, 2022, 2021, and 2020, respectively. In September 2021, we entered into a placement fee agreement with a customer for certain of its locations for approximately $28.9 million, which we settled in October 2021. There were no imputed interest amounts recorded in connection with these payments for the years ended December 31, 2022 and 2021, respectively.

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table presents our accounts payable and accrued expenses (amounts in thousands):

	At December 31,	
	2022	2021
Accounts payable and accrued expenses		
Customer commissions payable	65,387	57,515
Contract liabilities	50,872	36,238
Accounts payable - trade	29,645	25,453
Payroll and related expenses	24,335	29,125
Contingent consideration and acquisition-related liabilities [1]	12,030	—
Accrued income taxes	3,673	2,756
Accrued interest	9,451	9,273
Financial access processing and related expenses	7,829	3,619
Operating lease liabilities	6,507	5,663
Other	7,695	4,291
Total accounts payable and accrued expenses	$ 217,424	$ 173,933

(1) Refer to "Note 4 — Business Combinations" for discussion on contingent consideration and acquisition-related liabilities.

12. LONG-TERM DEBT

The following table summarizes our indebtedness (in thousands):

	Maturity Date	Interest Rate	At December 31, 2022	At December 31, 2021
Long-term debt				
$600 million New Term Loan	2028	LIBOR+2.50%	$ 592,500	$ 598,500
$125 million New Revolver	2026	LIBOR+2.50%	—	—
Senior Secured Credit Facilities			592,500	598,500
$400 million 2021 Unsecured Notes	2029	5.00%	400,000	400,000
Total debt			992,500	998,500
Debt issuance costs and discount			(14,505)	(16,975)
Total debt after debt issuance costs and discount			977,995	981,525
Current portion of long-term debt			(6,000)	(6,000)
Total long-term debt, net of current portion			$ 971,995	$ 975,525

New Credit Facilities

Our Senior Secured Credit Facilities consist of: (i) a seven-year $600 million senior secured term loan due 2028 issued at 99.75% of par (the "New Term Loan"); and (ii) a $125 million senior secured revolving credit facility due 2026, which was undrawn at closing (the "New Revolver" and together with the New Term Loan, the "New Credit Facilities"). The Company, as borrower, entered into the credit agreement dated as of August 3, 2021 (the "Closing Date"), among the Company, the lenders party thereto and Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and a letter of credit issuer (the "New Credit Agreement").

The interest rate per annum applicable to the New Credit Facilities will be, at the Company's option, either the Eurodollar rate with a 0.50% LIBOR floor plus a margin of 2.50% or the base rate plus a margin of 1.50%.

The New Revolver is available for general corporate purposes, including permitted acquisitions, working capital and the issuance of letters of credit. Borrowings under the New Revolver are subject to the satisfaction of customary conditions, including the absence of defaults and the accuracy of representations and warranties. Our New Revolver remained fully undrawn as of December 31, 2022.

The Company is required to make periodic payments on the New Term Loan in an amount equal to 0.25% per quarter of the initial aggregate principal, with the final principal repayment installment on the maturity date. Interest is due in arrears on each interest payment date applicable thereto and at such other times as may be specified in the New Credit Agreement. As to any loan other than a base rate loan, the interest payment dates shall be the last day of each interest period applicable to such loan and the maturity date (provided, however, that if any interest period for a Eurodollar Rate loan exceeds three months, the respective dates that fall every three months after the beginning of such interest period shall also be interest payment dates). As to any base rate loan, commencing on the last business day of December 2021, the interest payment dates shall be last business day of each of March, June, September and December and the maturity date.

Voluntary prepayments of the New Term Loan and the New Revolver and voluntary reductions in the unused commitments are permitted in whole or in part, in minimum amounts as set forth in the New Credit Agreement governing the New Credit Facilities, with prior notice, and without premium or penalty, except that certain refinancings or repricings of the New Term Loan within six months after the Closing Date will be subject to a prepayment premium of 1.00% of the principal amount repaid.

The New Credit Agreement contains certain covenants that, among other things, limit the Company's ability, and the ability of certain of its subsidiaries, to incur additional indebtedness, sell assets or consolidate or merge with or into other companies, pay dividends or repurchase or redeem capital stock, make certain investments, issue capital stock of subsidiaries, incur liens, prepay, redeem or repurchase subordinated debt, and enter into certain types of transactions with its affiliates. The New Credit Agreement also requires the Company, together with its subsidiaries, to comply with a maximum consolidated secured leverage ratio of 4.25:1.00 as of the measurement date.

The weighted average interest rate on the New Term Loan was 4.29% for the year ended December 31, 2022.

Senior Unsecured Notes

Our Senior Unsecured Notes (the "2021 Unsecured Notes") due 2029 had an outstanding balance of $400 million as of December 31, 2022, for which interest accrues at a rate of 5.00% per annum and is payable semi-annually in arrears on each January 15 and July 15.

The fees associated with the 2021 Unsecured Notes included debt issuance costs of approximately $5.9 million incurred during the year ended December 31, 2021.

Compliance with Debt Covenants

We were in compliance with the covenants and terms of the New Credit Facilities and the 2021 Unsecured Notes as of December 31, 2022.

Principal Repayments

The maturities of our borrowings at December 31, 2022 are as follows (in thousands):

	Amount
Maturities of borrowings	
2023	$ 6,000
2024	6,000
2025	6,000
2026	6,000
2027	6,000
Thereafter	962,500
Total	$ 992,500

13. COMMITMENTS AND CONTINGENCIES

We are involved in various legal proceedings in the ordinary course of our business. While we believe resolution of the claims brought against us, both individually and in the aggregate, will not have a material adverse impact on our financial condition or results of operations, litigation of this nature is inherently unpredictable. Our views on these legal proceedings, including those described below, may change in the future. We intend to vigorously defend against these actions, and ultimately believe we should prevail.

Legal Contingencies

We evaluate matters and record an accrual for legal contingencies when it is both probable that a liability has been incurred and the amount or range of the loss may be reasonably estimated. We evaluate legal contingencies at least quarterly and, as appropriate, establish new accruals or adjust existing accruals to reflect: (i) the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings, and other relevant events and developments; (ii) the advice and analyses of counsel; and (iii) the assumptions and judgment of management. Legal costs associated with such proceedings are expensed as incurred. Due to the inherent uncertainty of legal proceedings as a result of the procedural, factual, and legal issues involved, the outcomes of our legal contingencies could result in losses in excess of amounts we have accrued.

We did not have any new material legal matters that were accrued as of December 31, 2022.

NRT matter:

NRT Technology Corp., et al. v. Everi Holdings Inc., et al. is a civil action filed on April 30, 2019 against Everi Holdings and Everi FinTech in the United States District Court for the District of Delaware by NRT Technology Corp. and NRT Technology, Inc., alleging monopolization of the market for unmanned, integrated kiosks in violation of federal antitrust laws, fraudulent procurement of patents on functionality related to such unmanned, integrated kiosks and sham litigation related to prior litigation brought by Everi FinTech (operating as Global Cash Access Inc.) against the plaintiff entities. The plaintiffs are seeking compensatory damages, treble damages, and injunctive and declaratory relief. Discovery is closed. The Court removed the case from the September trial calendar and requested briefs from the parties on relevant legal issues. Briefing was completed in December 2022. The parties are currently awaiting an order from the court setting the matter for evidentiary hearing. Due to the current stage of the litigation, we are currently unable to estimate the probability of the outcome of this matter or reasonably estimate the range of possible damages, if any.

Zenergy Systems, LLC matter:

Zenergy Systems, LLC v. Everi Payments Inc. is a civil action filed on May 29, 2020, against Everi FinTech in the United States District Court for the District of Nevada, Clark County by Zenergy Systems, LLC, alleging breach of contract, breach of a non-disclosure agreement, conversion, breach of the covenant of good faith and fair dealing, and breach of a confidential relationship related to a contract with Everi FinTech that expired in November 2019. The plaintiff is seeking compensatory and punitive damages. Everi FinTech has counterclaimed against Zenergy alleging breach of contract, breach of implied covenant of good faith and fair dealing, and for declaratory relief. The case is set for trial in April 2023. Due to the current stage of the litigation, we are currently unable to estimate the probability of the outcome of this matter or reasonably estimate the range of possible damages, if any.

Sightline Payments matter:

Sightline Payments LLC v. Everi Holdings Inc., et al. is a civil action filed on September 30, 2021, against Everi Holdings, Everi FinTech, Everi Games Holding Inc., and Everi Games (collectively referred to herein as "Everi") in the United States District Court, Western District of Texas (Waco Division) by Sightline Payments LLC alleging patent infringement in violation of 35 U.S.C. § 271 et seq. The plaintiff's complaint alleges that Everi's CashClub Wallet product infringes on certain patents owned by the plaintiff. The plaintiff is seeking compensatory damages. Everi filed a Motion to Dismiss or Transfer for Lack of Venue. On June 1, 2022, the Court granted Everi's Motion to Dismiss ruling that the Western District of Texas was not the proper venue for an action against Everi Fintech, Everi Holdings, and Everi Games. On June 23, 2022, the plaintiff, Sightline Payments LLC, filed an appeal of the District Court's Order. The appeal is underway. Due to the current stage of the litigation, we are currently unable to estimate the probability of the outcome of this matter or reasonably estimate the range of possible damages, if any.

Sightline USPTO matters:

In February and March 2022, Everi Payments Inc. filed five Petitions for Inter Partes Review ("IPR") with the Patent Trial and Appeal Board (the "PTAB") of the United States Patent and Trademark Office seeking invalidation of certain claims of U.S. Patent Nos. 8,708,809, 8,998,708, 9,196,123, 9,466,176, and 9,785,926 owned by Sightline Partners LLC. In August and September 2022, decisions by the PTAB were issued granting the IPRs. Briefing and discovery is underway. Oral argument is scheduled for June 24, 2023. Due to the current stage of these matters, we are currently unable to estimate the probability of the outcome or reasonably estimate the range of possible damages, if any.

Mary Parrish matter:

Mary Parrish v. Everi Holdings Inc., et al. is a civil action filed on December 28, 2021, against Everi Holdings and Everi FinTech in the District Court of Nevada, Clark County by Mary Parrish alleging violation of the Fair and Accurate Credit Transactions Act (FACTA) amendment to the Fair Credit Reporting Act (FCRA). Plaintiff's complaint alleges she received a printed receipt for cash access services performed at an Everi Payments' ATM which displayed more than four (4) digits of the account number. Plaintiff seeks statutory damages, punitive damages, injunctive relief, attorneys' fees, and other relief. Everi filed a Petition for Removal to the United States District Court, District of Nevada. Thereafter, Everi filed a Motion to Dismiss, which is pending in the United States District Court. Due to the early stages of the litigation, we are currently unable to estimate the probability of the outcome of this matter or reasonably estimate the range of possible damages, if any.

In addition, we have commitments with respect to certain lease obligations discussed in "Note 3 — Leases" and installment payments under our asset purchase agreements discussed in "Note 4 — Business Combinations."

14. STOCKHOLDERS' EQUITY

On May 4, 2022, our Board of Directors authorized and approved a new share repurchase program in an amount not to exceed $150.0 million pursuant to which we may purchase outstanding Company common stock in open market or privately negotiated transactions over a period of eighteen (18) months through November 4, 2023, in accordance with Company and regulatory policies and trading plans established in accordance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934. The actual number of shares to be purchased will depend upon market conditions and is subject to available liquidity, general market and economic conditions, alternative uses for the capital and other factors. All shares purchased will be held in the Company's treasury for possible future use. There is no minimum number of shares that the Company is required to repurchase, and the program may be suspended or discontinued at any time without prior notice. This new repurchase program supersedes and replaces, in its entirety, the previous share repurchase program.

There were approximately 5.0 million shares repurchased during the year ended December 31, 2022 at an average price of $16.93 per share for an aggregate amount of $84.3 million. The remaining availability under the May 2022 $150.0 million share repurchase program was $65.7 million as of December 31, 2022. There were no share repurchases during the year ended December 31, 2021.

Preferred Stock. Our amended and restated certificate of incorporation, as amended, allows our Board of Directors, without further action by stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. As of December 31, 2022 and 2021, we had no shares of preferred stock outstanding.

Common Stock. Subject to the preferences that may apply to shares of preferred stock that may be outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board of Directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of Everi, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to the common stock. Each outstanding share of common stock is fully paid and non-assessable. As of December 31, 2022 and 2021, we had 119,389,510 and 116,996,348 shares of common stock issued, respectively.

Treasury Stock. In addition to open market purchases of common stock authorized under the Share Repurchase Program, employees may direct us to withhold vested shares of restricted stock to satisfy the maximum statutory withholding requirements applicable to their restricted stock vesting. We repurchased or withheld from restricted stock awards 0.7 million and 0.5 million shares of common stock at an aggregate purchase price of approximately $12.0 million and $9.4 million for the years ended December 31, 2022 and 2021, respectively, to satisfy the maximum applicable tax withholding obligations related to the vesting of such restricted stock awards.

15. WEIGHTED AVERAGE SHARES OF COMMON STOCK

The weighted average number of common stock outstanding used in the computation of basic and diluted earnings per share is as follows (in thousands):

	At December 31,		
	2022	**2021**	**2020**
Weighted average shares			
Weighted average number of common shares outstanding — basic	90,494	89,284	85,379
Potential dilution from equity awards [1]	7,013	10,683	—
Weighted average number of common shares outstanding — diluted [1]	97,507	99,967	85,379

(1) There were 0.1 million shares that were anti-dilutive under the treasury stock method for the year ended December 31, 2022. There were no shares and 3.3 million shares that were anti-dilutive under the treasury stock method for the years ended December 31, 2021 and 2020, respectively. The Company was in a net loss position for the year ended December 31, 2020; therefore, no potential dilution from the application of the treasury stock method was applicable.

16. SHARE-BASED COMPENSATION

Equity Incentive Awards

Our 2014 Equity Incentive Plan (as amended and restated effective May 19, 2021, the "Equity Incentive Plan") is used to attract and retain key personnel, to provide additional incentives to employees, directors, and consultants, and to promote the success of our business. Our Equity Incentive Plan is administered by the Compensation Committee of our Board of Directors, which has the authority to select individuals who are to receive equity incentive awards and to specify the terms and conditions of grants of such awards, including, but not limited to the vesting provisions and exercise prices, as applicable.

Generally, we grant the following types of awards: (i) restricted stock units with either time- or performance-based criteria; (ii) time-based options; and (iii) market-based options. We estimate forfeiture amounts based on historical patterns.

A summary of award activity is as follows (in thousands):

	Stock Options Granted	Restricted Stock Units Granted
Outstanding, December 31, 2021	7,073	3,540
Granted	81	1,298
Exercised options or vested shares	(333)	(2,061)
Canceled or forfeited	(28)	(68)
Outstanding, December 31, 2022	6,793	2,709

There are approximately 3.7 million awards of our common stock available for future equity grants under our existing equity incentive plans.

Stock Options

The fair value of our standard time-based options was determined as of the date of grant using the Black-Scholes option pricing model. The assumptions used for options granted for the year ended December 31, 2022 included a 3% risk-free interest rate, an expected life of 4.9 years, an expected volatility of 56%, and a zero percent expected dividend yield. There were no time-based options granted for the years ended December 31, 2021 and 2020, respectively.

Our time-based stock options granted under our equity plans generally vest at a rate of either 33% or 25% per year on each of the first three or four anniversaries of the grant dates, and expire after a ten-year period.

The following table presents the options activity:

	Number of Options (in thousands)	Weighted Average Exercise Price (per Share)	Weighted Average Life Remaining (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2021	7,073	$ 4.93	3.8	$ 116,155
Granted	81	16.69		
Exercised	(333)	5.77		
Canceled or forfeited	(28)	7.80		
Outstanding, December 31, 2022	6,793	5.01	2.8	63,604
Vested and expected to vest after, December 31, 2022	6,787	5.00	2.8	63,604
Exercisable, December 31, 2022	6,713	$ 4.87	2.7	$ 63,604

The following table presents the options outstanding and exercisable by price range:

Range of Exercise Prices		Options Outstanding			Options Exercisable	
		Number Outstanding (in thousands)	Weighted Average Remaining Contract Life (Years)	Weighted Average Exercise Prices	Number Exercisable (in thousands)	Weighted Average Exercise Price
$ 1.46 $ 1.46		1,006	3.4 $	1.46	1,006 $	1.46
1.57	2.78	816	3.1	2.54	816	2.54
3.29	3.29	2,073	3.8	3.29	2,073	3.29
6.30	7.09	770	1.4	6.67	770	6.67
7.10	7.74	830	2.2	7.70	830	7.70
7.88	7.88	20	5.6	7.88	20	7.88
8.32	8.32	18	4.8	8.32	18	8.32
8.92	8.92	1,172	1.1	8.92	1,172	8.92
9.74	9.74	8	1.0	9.74	8	9.74
16.69	16.69	80	9.5	16.69	—	—
		6,793			6,713	

The total intrinsic value of options exercised was $4.9 million, $46.5 million, and $6.7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The unrecognized non-cash compensation expense related to options expected to vest as of December 31, 2022, 2021 and 2020 was not material.

We recorded approximately $0.1 million, $0.3 million and $1.4 million in non-cash compensation expense related to options granted that were expected to vest as of December 31, 2022, 2021 and 2020, respectively. We received approximately $1.9 million, $18.2 million and $6.2 million in cash proceeds from the exercise of options during 2022, 2021 and 2020, respectively.

Restricted Stock Units

The fair value of our restricted stock units awarded is based on the closing stock price of our common stock at the date of grant.

Time-based Awards

The time-based restricted stock units ("RSUs") granted to executives and the employee base, during 2022, 2021 and 2020, generally vest at a rate of either 33% per year on each of the first three anniversaries of the dates of grant, or 100% on the anniversary of grant date ending after either 1 year, 2 years or 3 years.

The RSUs granted to independent members of our Board of Directors, during 2022, 2021 and 2020, vest on the one-year anniversary of the date of grant and settle on the earliest of the following events: (i) ten-year anniversary of the date of grant; (ii) death; (iii) the occurrence of a Change in Control (as defined in the Equity Incentive Plan), subject to qualifying conditions; or (iv) the date that is six months following the separation from service, subject to qualifying conditions.

Performance-based Awards

The performance-based restricted stock units ("PSUs") granted during 2022 will be evaluated by the Compensation Committee of our Board of Directors after a performance period, beginning on the date of grant through December 31, 2024, based on certain revenue and adjusted operating cash flow growth rate metrics, with achievement of each measure to be determined independently of one another. To the extent the performance criteria of the metrics are approved, the eligible awards will become vested on the third anniversary of the date of grant. We record stock-based compensation expense over the required service period based on the amount of shares expected to vest pursuant to the achievement measures associated with the performance award.

The performance-based restricted stock units ("PSUs") granted during 2021 will be evaluated by the Compensation Committee of our Board of Directors after a performance period, beginning on the date of grant through December 31, 2023, based on certain revenue and free cash flow growth rate metrics, with achievement of each measure to be determined independently of one another. To the extent the performance criteria of the metrics are approved, the eligible awards will become vested on the third anniversary of the date of grant.

The PSUs granted during 2020 will be evaluated by the Compensation Committee of our Board of Directors after a performance period, beginning on the date of grant through December 31, 2022, based on total revenue and certain revenue growth rate metrics. If the performance criteria of the metrics are approved, the eligible awards will become vested on the third anniversary of the grant dates.

The following table presents our RSU and PSU awards activity:

	Shares Outstanding (in thousands)	Weighted Average Grant Date Fair Value (per Share)	Weighted Average Life Remaining (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2021	3,540	$ 10.49	1.0	$ 75,532
Granted	1,298	16.08		
Vested	(2,061)	9.97		
Forfeited	(68)	14.48		
Outstanding, December 31, 2022	2,709	13.46	0.9	38,850
Vested and expected to vest after, December 31, 2022	2,330	$ 13.81	0.9	$ 33,433

There was approximately $20.1 million in unrecognized compensation expense related to the awards expected to vest as of December 31, 2022. This cost is expected to be recognized on a straight-line basis over a weighted average period of 1.2 years. We recorded approximately $19.7 million in non-cash compensation expense related to these awards for the year ended December 31, 2022.

There were approximately 1.0 million and 2.2 million shares of these awards granted for the years ended December 31, 2021 and 2020, respectively. The weighted average grant date fair value per share of these awards granted was $17.70 and $6.08 for the years ended December 31, 2021 and 2020, respectively. There were 1.6 million and 0.9 million RSU awards that vested during the years ended December 31, 2021 and 2020, respectively. There was approximately $23.3 million and $15.3 million unrecognized compensation expense related to these awards expected to vest as of December 31, 2021 and 2020, respectively. This cost was expected to be recognized on a straight-line basis over a weighted average period of 1.4 years and 1.8 years, respectively. We recorded approximately $20.6 million and $11.6 million in non-cash compensation expense related to RSU awards for the years ended December 31, 2021 and 2020, respectively.

17. INCOME TAXES

Provision (Benefit) for Income Taxes

The following presents consolidated income (loss) before tax for domestic and foreign operations (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Consolidated income (loss) before tax			
Domestic	$ 157,510	$ 100,232	$ (87,832)
Foreign	90	793	396
Total	$ 157,600	$ 101,025	$ (87,436)

The income tax provision (benefit) attributable to the income (loss) before tax consists of the following components (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Income tax provision (benefit)			
Domestic	$ 36,440	$ (51,923)	$ (5,711)
Foreign	671	23	(45)
Total income tax provision (benefit)	$ 37,111	$ (51,900)	$ (5,756)
Income tax provision (benefit)			
Current	$ 4,446	$ 177	$ 823
Deferred	32,665	(52,077)	(6,579)
Total income tax provision (benefit)	$ 37,111	$ (51,900)	$ (5,756)

Effective Tax Rate

A reconciliation of the federal statutory rate and the effective income tax rate is as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Income tax reconciliation			
Federal statutory rate	21.0 %	21.0 %	21.0 %
Foreign provision	(0.1)%	— %	(0.2)%
State/province income tax	3.3 %	3.5 %	4.2 %
Compensation deduction limitations	2.9 %	2.5 %	(0.3)%
Stock-based compensation expense	(2.5)%	(10.6)%	0.8 %
Adjustments to carrying values	0.3 %	1.7 %	0.2 %
Research and development credit	(2.2)%	(2.3)%	1.0 %
Valuation allowance[1]	— %	(67.2)%	(19.7)%
Global intangible low-taxed income[2]	0.4 %	0.1 %	— %
Non-deductible expenses - other	— %	0.1 %	(0.1)%
Other	0.4 %	(0.2)%	(0.3)%
Effective tax rate	23.5 %	(51.4)%	6.6 %

(1) We removed the full valuation allowance in the federal and certain state jurisdictions in the fourth quarter of 2021.

(2) We had no GILTI inclusion in 2020 due to the high tax exception in some foreign jurisdictions and losses in others.

Deferred Income Taxes

The major tax-effected components of the deferred tax assets and liabilities are as follows (in thousands):

		At December 31,				
		2022		**2021**		**2020**
Deferred income tax assets related to:						
Net operating losses	$	27,901	$	84,619	$	109,872
Tax credits		18,467		14,688		12,377
Capitalized research expenditures[1]		15,705		—		—
Accrued and prepaid expenses		10,481		11,284		8,977
Stock compensation expense		6,041		6,210		7,293
Accounts receivable allowances		1,204		1,275		912
Other		1,841		913		2,098
Valuation allowance		(739)		(804)		(68,746)
Total deferred income tax assets	$	80,901	$	118,185	$	72,783
Deferred income tax liabilities related to:						
Other intangible assets	$	57,487	$	59,156	$	67,996
Property and equipment		23,352		23,610		18,699
Long-term debt		—		7		1,482
Other		4,472		3,291		4,562
Total deferred income tax liabilities	$	85,311	$	86,064	$	92,739
Deferred income taxes, net	$	(4,410)	$	32,121	$	(19,956)

(1) As required by the 2017 Tax Cuts and Jobs Act, effective January 1, 2022, our research and development expenditures were capitalized and amortized, which resulted in higher taxable income for 2022 with an equal amount of deferred tax benefit.

Net Operating Losses ("NOLs") and Research Credits Carry-forwards

We had approximately $115.5 million, or $24.3 million, tax effected, of accumulated federal NOLs as of December 31, 2022. These NOLs include $20.7 million, or $4.4 million, tax effected, of losses incurred prior to 2018, which may be carried forward and applied to offset taxable income for 20 years and will expire starting in 2037. In addition, these NOLs include approximately $94.8 million, or $19.9 million, tax effected, of losses incurred subsequent to 2017, which may be carried forward indefinitely and offset 80% of our taxable income in future years.

We had tax effected state NOL carry-forwards of approximately $3.6 million as of December 31, 2022, which will expire between 2023 and 2042. The determination and utilization of these state NOL carry-forwards are dependent upon apportionment percentages and other respective state laws, which may change from year to year. As of December 31, 2022, approximately $0.6 million of our valuation allowance relates to certain state NOL carry-forwards that we estimate are not more likely than not to be realized.

We had approximately $18.5 million, tax effected, of federal research and development credit carry-forwards as of December 31, 2022. The research and development credits are limited to a 20-year carry-forward period and will expire starting in 2029.

Lastly, we had $0.3 million of Australian research and development credit carry-forwards as of December 31, 2022, which may be carried forward indefinitely.

Deferred Tax Assets - Valuation Allowance Assessment

Deferred tax assets arise primarily because expenses have been recorded in historical financial statement periods that will not become deductible for income taxes until future tax years. We record a valuation allowance to reduce the book value of our deferred tax assets to amounts that are estimated on a more likely than not basis to be realized. This assessment requires judgment and is performed on the basis of the weight of all available evidence, both positive and negative, with greater weight placed on information that is objectively verifiable such as historical performance.

Based on an evaluation of the then-available positive and negative evidence, we determined it was appropriate to establish a full valuation allowance on our federal and states deferred tax assets as of December 31, 2016. At that time, and in subsequent quarters, negative evidence, including three years of cumulative losses, outweighed the positive evidence. However, as of December 31, 2021, our U.S. operations emerged from a three-year cumulative loss position. Based on our analysis, we removed the full valuation allowance in the federal and certain state jurisdictions, contributing to a $67.9 million reduction in our valuation allowance in 2021. The significant positive evidence in our analysis included: improvements in profitability, product mix, capital levels, credit metrics, a stabilizing economy and future longer-term forecasts showing sustained profitability. We continue to believe the positive evidence outweighs the negative evidence as of December 31, 2022 and it is more likely than not that these deferred tax assets will be realized.

The following is a tabular reconciliation of the total amounts of deferred tax asset valuation allowance (in thousands):

| | At December 31, | | |
	2022	2021	2020
Balance at beginning of period	$ 804	$ 68,746	$ 51,522
Valuation allowance - (reversal) charge	(65)	(67,942)	17,224
Balance at end of period	$ 739	$ 804	$ 68,746

Unrecognized Tax Positions

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

| | At December 31, | | |
	2022	2021	2020
Unrecognized tax benefit			
Unrecognized tax benefit at beginning of period	$ 2,151	$ 1,714	$ 1,435
Gross increases — tax positions in prior period	415	437	279
Unrecognized tax benefit at end of period	$ 2,566	$ 2,151	$ 1,714

We analyzed filing positions in the federal, state, and foreign jurisdictions in which we are required to file income tax returns, as well as the open tax years in these jurisdictions. As of December 31, 2022, we recorded approximately $2.6 million of unrecognized tax benefits, all of which would impact our effective tax rate, if recognized. We do not anticipate that our unrecognized tax benefits will materially change within the next 12 months. The Company has not accrued any penalties and interest for its unrecognized tax benefits. Other than the unrecognized tax benefit recorded, we believe that our income tax filing positions and deductions will be sustained upon audit, and we do not anticipate other adjustments that will result in a material change to our financial position. We may, from time to time, be assessed interest or penalties by tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. Our policy for recording interest and penalties associated with audits and unrecognized tax benefits is to record such items as a component of income tax in our Statements of Operations.

Foreign Operations

We had unrepatriated foreign earnings of approximately $15.3 million as of December 31, 2022. These earnings are considered permanently reinvested, as it is management's intention to reinvest these foreign earnings in foreign operations. We project sufficient cash flow, or borrowings available under our Senior Secured Credit Facilities in the U.S.; therefore, we do not need to repatriate our remaining foreign earnings to finance U.S. operations at this time. Due to the 2017 Tax Act, there is no U.S. federal tax on cash repatriation from foreign subsidiaries, however, it could be subject to foreign withholding and other taxes.

Other

We are subject to taxation in the U.S. and various states and foreign jurisdictions. We have a number of federal and state income tax years still open for examination as a result of our net operating loss carry-forwards. Accordingly, we are subject to examination for both U.S. federal and some of the state tax returns for the years 2005 to present. For the remaining state, local, and foreign jurisdictions, with some exceptions, we are no longer subject to examination by tax authorities for years before 2019.

18. SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-making group (the "CODM"). Our CODM generally consists of the Chief Executive Officer, and the Chief Financial Officer. Our CODM allocates resources and measures profitability based on our operating segments, which are managed and reviewed separately, as each represents products and services that can be sold separately to our customers. Our segments are monitored by management for performance against our internal forecasts.

We have reported our financial performance based on our segments in both the current and prior periods. Our CODM determined that our operating segments for conducting business are: (i) Games and (ii) FinTech:

- Everi Games provides gaming operators with gaming technology and entertainment products and services, including: (i) gaming machines, primarily comprising Class II, Class III and HHR slot machines placed under participation or fixed-fee lease arrangements or sold to casino customers; (ii) providing and maintaining the central determinant systems for the VLTs installed in the State of New York and similar technology in certain tribal jurisdictions; and (iii) B2B digital online gaming activities.

- Everi FinTech provides gaming operators with financial technology products and services, including: (i) financial access and related services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels; (ii) loyalty and marketing software and tools, RegTech software solutions, other information-related products and services, and hardware maintenance services; and (iii) associated casino patron self-service hardware that utilizes our financial access, software and other services. We also develop and offer mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment and hospitality industries. Our solutions are secured using an end-to-end security suite to protect against cyber-related attacks allowing us to maintain appropriate levels of security. These solutions include: access to cash and cashless funding at gaming facilities via ATM debit withdrawals, credit card financial access transactions, and POS debit card purchases at casino cages, kiosk and mobile POS devices; accounts for the CashClub Wallet, check warranty services, self-service loyalty and fully integrated kiosk maintenance services; self-service loyalty tools and promotion management software; compliance, audit, and data software; casino credit data and reporting services; marketing and promotional offering subscription-based services; and other ancillary offerings.

Corporate overhead expenses have been allocated to the segments either through specific identification or based on a reasonable methodology. In addition, we record depreciation and amortization expenses to the business segments.

Our business is predominantly domestic with no specific regional concentrations that were material to our results of operations or financial condition, and no significant assets in foreign locations.

The following tables present segment information (in thousands):

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Games			
Revenue			
Gaming operations	$ 292,873	$ 272,885	$ 156,295
Gaming equipment and systems	143,553	103,844	44,006
Total revenues	436,426	376,729	200,301
Costs and expenses			
Cost of revenues [(1)]			
Gaming operations	25,153	21,663	15,648
Gaming equipment and systems	86,638	60,093	25,680
Cost of revenues	111,791	81,756	41,328
Operating expenses	76,496	70,150	63,789
Research and development	40,353	26,060	20,060
Depreciation	57,106	53,876	61,566
Amortization	43,044	42,866	59,926
Total costs and expenses	328,790	274,708	246,669
Operating income (loss)	$ 107,636	$ 102,021	$ (46,368)

(1) Exclusive of depreciation and amortization.

	For the Year Ended December 31,		
	2022	**2021**	**2020**
FinTech			
Revenues			
Financial access services	$ 206,860	$ 178,019	$ 112,035
Software and other	80,232	67,797	47,041
Hardware	59,001	37,840	24,297
Total revenues	346,093	283,656	183,373
Costs and expenses			
Cost of revenues [(1)]			
Financial access services	10,186	6,779	6,755
Software and other	4,125	4,129	3,029
Hardware	39,220	22,785	14,724
Cost of revenues	53,531	33,693	24,508
Operating expenses	140,463	118,750	88,757
Research and development	20,174	12,991	7,883
Depreciation	9,695	7,611	5,893
Amortization	16,514	15,121	15,379
Total costs and expenses	240,377	188,166	142,420
Operating income	$ 105,716	$ 95,490	$ 40,953

(1) Exclusive of depreciation and amortization.

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Total Games and FinTech			
Total revenues	$ 782,519	$ 660,385	$ 383,674
Costs and expenses			
Cost of revenues [(1)]	165,322	115,449	65,836
Operating expenses	216,959	188,900	152,546
Research and development	60,527	39,051	27,943
Depreciation	66,801	61,487	67,459
Amortization	59,558	57,987	75,305
Total costs and expenses	569,167	462,874	389,089
Operating income (loss)	$ 213,352	$ 197,511	$ (5,415)

(1) Exclusive of depreciation and amortization.

	At December 31,	
	2022	**2021**
Total assets		
Games	$ 911,907	$ 913,880
FinTech	1,006,336	721,770
Total assets	$ 1,918,243	$ 1,635,650

For the year ended December 31, 2022, cash spent for capital expenditures totaled $127.6 million, of which $96.0 million and $31.6 million was related to our Games and FinTech businesses, respectively. For the year ended December 31, 2021, cash spent for capital expenditures totaled $104.7 million, of which $81.7 million and $23.0 million, was related to our Games and FinTech businesses, respectively.

Major customers. For the years ended December 31, 2022, 2021, and 2020, no single customer accounted for more than 10% of our revenues.

19. SUBSEQUENT EVENTS

As of the date of the filing of our consolidated financial statements, we had not identified, and were not aware of, any material subsequent events that occurred for the year ended December 31, 2022.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as December 31, 2022. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report on Form 10-K, the Company's disclosure controls and procedures are effective such that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report of Internal Control over Financial Reporting

The Company's management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of internal control over financial reporting as of December 31, 2022, utilizing the criteria described in the "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. Based on this assessment, management has concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2022.

On March 1, 2022, the Company acquired the stock of eCash Holdings Pty and wholly-owned subsidiaries Global Payments Technologies Australia Pty Limited, and ACN 121 187 068 Pty Limited (collectively "eCash"). On this basis, the Company is permitted to exclude acquisitions from its report on internal controls over financial reporting for the first year after the acquisition when it is not possible to conduct an assessment of the acquired business. The Company excluded eCash from its annual assessment of the effectiveness of internal control over financial reporting for the year ended December 31, 2022.

On April 30, 2022, the Company acquired the stock of Intuicode Gaming Corporation ("Intuicode"). The Company is permitted to exclude acquisitions from its report on internal controls over financial reporting for the first year after the acquisition when it is not possible to conduct an assessment of the acquired business. On this basis, the Company excluded Intuicode from its annual assessment of the effectiveness of internal control over financial reporting for the year ended December 31, 2022.

On October 14, 2022, the Company acquired certain strategic assets of Venuetize, Inc. ("Venuetize"). The Company is permitted to exclude acquisitions from its report on internal controls over financial reporting for the first year after the acquisition when it is not possible to conduct an assessment of the acquired business. On this basis, the Company excluded Venuetize from its annual assessment of the effectiveness of internal control over financial reporting for the year ended December 31, 2022.

The total assets and total revenues generated by the above-mentioned acquisitions that occurred in 2022 that were excluded from Management's assessment represented approximately 4.7% and 2.7%, respectively, of the Company's total assets and total revenues as of and for the year ended December 31, 2022.

Refer to "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 4 — Business Combinations" for a further discussion of the above acquisitions and related financial data. We are in the process of integrating eCash, Intuicode and Venuetize into our internal control over financial reporting. As a result of these integration activities, certain controls are being evaluated and may change.

Our independent registered public accounting firm, BDO USA, LLP, independently assessed the effectiveness of the Company's internal control over financial reporting, as stated in the firm's attestation report, which is included on the following page.

Changes in Internal Control over Financial Reporting

Except as noted above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Everi Holdings Inc. and Subsidiaries
Las Vegas, Nevada

Opinion on Internal Control over Financial Reporting

We have audited Everi Holdings Inc. and subsidiaries (the "Company's") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of eCash, Intuicode and Venuetize (as defined in Item 9A), which were acquired on March 1, 2022, April 30, 2022 and October 14, 2022 respectively, and which are included in the consolidated balance sheet of the Company as of December 31, 2022, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for the year then ended. The above-mentioned acquired entities constituted in aggregate approximately 4.7% and 2.7% of the Company's total assets and total revenues as of and for the year ended December 31, 2022, respectively. Management did not assess the effectiveness of internal control over financial reporting of eCash, Intuicode and Venuetize because of the timing of the acquisitions, which were completed during the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of eCash, Intuicode and Venuetize.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, LLP

Las Vegas, Nevada

February 28, 2023

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding our directors, executive officers, and certain corporate governance related matters including our Code of Business Conduct, Standards and Ethics is contained under the headings "Proposal 1," "Executive Officers," and "Board and Corporate Governance Matters," and to the extent applicable, "Delinquent Section 16(a) Reports" in the Company's definitive proxy statement to be filed with the SEC in connection with our 2023 annual meeting of stockholders (the "2023 Proxy Statement") is incorporated herein by reference.

Item 11. Executive Compensation.

The information regarding director compensation and executive officer compensation contained under the headings "Board and Corporate Governance Matters — Director Compensation" and "Executive Compensation," respectively, in the 2023 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information regarding share ownership contained under the heading "Security Ownership of Certain Beneficial Owners and Management" in the 2023 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information regarding director independence and related party transactions under the headings "Board and Corporate Governance Matters — Director Independence" and "Certain Relationships and Related Transactions — Transactions with Related Persons," respectively, in the 2023 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information regarding audit fees, audit-related fees, tax fees, all other fees, and the Audit Committee's policies and procedures on pre-approval of audit and permissible non-audit services of independent auditors contained under the heading "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the 2023 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

   1. Financial Statements

Report of Independent Registered Public Accounting Firm (BDO USA, LLP; Las Vegas, NV; PCAOB ID#243)	53
Consolidated Statements of Operations and Comprehensive Income (Loss) for the three years ended December 31, 2022, 2021 and 2020	55
Consolidated Balance Sheets as of December 31, 2022 and 2021	57
Consolidated Statements of Cash Flows for the three years ended December 31, 2022, 2021 and 2020	58
Consolidated Statements of Stockholders' Equity (Deficit) for the three years ended December 31, 2022, 2021, and 2020	60
Notes to Consolidated Financial Statements	61

   2. Financial Statement Schedules

All schedules have been omitted as they are either not required or not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

   3. See Item 15(b)

(b) Exhibits:

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of Everi Holdings (incorporated by reference to Exhibit 3.1 of Amendment No.1 Everi Holdings' Registration Statement on Form S-1 (Registration No. 333-123514) filed with the SEC on May 26, 2005).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Everi Holdings (incorporated by reference to Exhibit 3.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on April 30, 2009).
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Everi Holdings (incorporated by reference to Exhibit 3.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on August 14, 2015).
3.4	Second Amended and Restated Bylaws of Everi Holdings (effective as of August 24, 2015) (incorporated by reference to Exhibit 3.2 of Everi Holdings' Current Report on Form 8-K filed with the SEC on August 14, 2015).
4.1	Indenture (and Form of 5.000% Senior Unsecured Notes due 2029 attached as Exhibit A thereto), dated as of July 15, 2021, by and among Everi Holdings Inc., certain of its wholly owned subsidiaries, as guarantors, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on July 15, 2021).
4.2	Indenture (and Form of 7.50% Senior Note due 2025 attached as Exhibit A thereto), dated as of December 5, 2017, by and among Everi FinTech, Everi Holdings, certain of its wholly owned subsidiaries, as guarantors, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on December 5, 2017).

Exhibit Number	Exhibit Description
4.3	First Supplemental Indenture, dated as of December 13, 2019, by and among Everi FinTech, Everi Holdings, certain of its wholly owned subsidiaries, as guarantors, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 1.2 of Everi Holdings' Current Report on Form 8-K filed with the SEC on December 17, 2019).
4.4	Description of Securities (incorporated by reference to Exhibit 4.3 of Everi Holdings' Annual Report on Form 10-K filed with the SEC on March 2, 2020).
10.1	Fifth Amendment to Credit Agreement, dated February 2, 2021, among Everi Payments Inc., as borrower, Everi Holdings Inc., as parent, the subsidiary guarantors party thereto, and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on February 2, 2021).
10.2	Employment Agreement with Kate C. Lowenhar-Fisher, dated March 10, 2021 (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on March 15, 2021).
10.3	Credit Agreement, dated as of August 3, 2021, among the Company, the lenders party thereto and Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and a letter of credit issuer (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on August 3, 2021).
10.4	Security Agreement, dated August 3, 2021, among the Company, as a guarantor, the subsidiary guarantors party thereto, and Jefferies Finance LLC, as collateral agent, related to the Credit Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 3, 2021).
10.5	Guaranty, dated August 3, 2021, among the Company, as a guarantor, the subsidiary guarantors party thereto, and Jefferies Finance LLC, as collateral agent, related to the Credit Agreement (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on August 3, 2021).
10.6	Credit Agreement, dated as of May 9, 2017, among Everi FinTech, Everi Holdings, the lenders party thereto and Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender, letter of credit issuer, sole lead arranger and sole book manager (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 9, 2017).
10.7	Security Agreement, dated as of May 9, 2017, among Everi FinTech, Everi Holdings, as a guarantor, the subsidiary guarantors party thereto, and Jefferies Finance LLC, as collateral agent, related to the Credit Agreement (incorporated by reference to Exhibit 10.2 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 9, 2017).
10.8	Guaranty, dated May 9, 2017, by Everi Holdings, as a guarantor, and the subsidiary guarantors party thereto, in favor of the lenders party from time to time to the Credit Agreement and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.3 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 9, 2017).
10.9	First Amendment to Credit Agreement, dated November 13, 2017, among Everi FinTech, Everi Holdings, the subsidiary guarantors party thereto, the lenders party thereto and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on November 13, 2017).
10.10	American State Bank Sponsorship Agreement, dated February 11, 2011, between Everi FinTech and American State Bank (incorporated by reference to Exhibit 10.54 of Everi Holdings' Annual Report on Form 10-K filed with the SEC on March 14, 2011).
†10.11	Everi Holdings 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K of Everi FinTech filed with the SEC on March 10, 2005).

Exhibit Number	Exhibit Description
†10.12	Form of Stock Option Award for Performance Price Vesting under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.13	Form of Stock Option Award for Cliff Vesting under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.14	Form of Stock Option Award for Non-Employee Directors under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.15	Form of Stock Option Award for Executives under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.16	Form of Stock Option Award for Employees under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.17	Everi Holdings Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Everi Holdings' Form S-8 filed with the SEC on May 19, 2021).
†10.18	Form of Stock Option Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.19	Form of Stock Option Award (Performance-Based) (Double-Trigger Acceleration) for Non-Employee Directors under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.20	Form of Stock Option Award (Performance-Based) (Double-Trigger Acceleration) for Executives under the Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.21	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Non-Employee Directors under the Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.22	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Executives under the Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.23	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Employees under the Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.24	Everi Holdings 2012 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Everi Holdings' Current Report on Form S-8 filed with the SEC on March 16, 2015).
†10.25	Amendment to the Everi Holdings 2012 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to Everi Holdings' Current Report on Form S-8 filed with the SEC on March 16, 2015).
†10.26	Form of Stock Option Agreement under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.27	Form of Stock Option Award (Performance-Based) (Double-Trigger Acceleration) for Non-Employee Directors under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).

Exhibit Number	Exhibit Description
†10.28	Form of Stock Option Award (Performance-Based) (Double-Trigger Acceleration) for Executives under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.29	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Non-Employee Directors under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.30	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Executives under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.31	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Employees under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.32	Amended and Restated Employment Agreement with Michael Rumbolz (effective May 5, 2017) (incorporated by reference to Exhibit 10.4 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 9, 2017).
†10.33	Notice of Grant of Stock Option with Michael Rumbolz, dated February 13, 2016 (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on February 16, 2016).
†10.34	Form of Notice of Stock Option Award and Stock Option Award Agreement for Michael Rumbolz (effective August 30, 2010) (incorporated by reference to Exhibit 10.3 of Everi Holdings' Current Report on Form 8-K filed with the SEC on September 2, 2010).
10.35	Second Amendment to Credit Agreement, dated May 17, 2018, among Everi FinTech, Everi Holdings, the subsidiary guarantors party thereto, the lenders party thereto and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 17, 2018).
†10.36	First Amendment to Amended and Restated Employment Agreement with Michael Rumbolz (effective February 1, 2019) (incorporated by reference to Exhibit 10.40 of Everi Holdings' Annual Report on Form 10-K filed with the SEC on March 12, 2019).
†10.37	Notice of Grant of Restricted Stock Units (Time-Based) under the 2014 Equity Incentive Plan for Michael Rumbolz (effective February 1, 2019) (incorporated by reference to Exhibit 10.41 of Everi Holdings' Annual Report on Form 10-K filed with the SEC on March 12, 2019).
†10.38	Employment Agreement with Dean A. Ehrlich (effective January 1, 2017) (incorporated by reference to Exhibit 10.1 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on May 9, 2018).
†10.39	Form of Deferred Restricted Stock Units Agreement for Non-Employee Directors under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.40	Form of Notice of Grant of Deferred Restricted Stock Units for the Non-Employee Directors under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.41	Form of Deferred Restricted Stock Units Agreement for Non-Employee Directors under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.42	Form of Notice of Grant of Deferred Restricted Stock Units Agreement for Non-Employee Directors under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).

Exhibit Number	Exhibit Description
†10.43	Form of Restricted Stock Units Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.44	Form of Notice of Grant of Restricted Stock Units (Performance-Based) for Executives under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.45	Form of Notice of Grant of Restricted Stock Units (Time-Based) under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.46	Form of Notice of Grant of Restricted Stock Units (Time-Based) for Executives under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.47	Form of Indemnification Agreement between Everi Holdings and each of its executive officers and directors (incorporated by reference to Exhibit 10.2 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019).
†10.48	Form of Notice of Grant of Restricted Stock Units (Performance-Based) for Executives under the Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 6, 2019).
10.49	Third Amendment to Credit Agreement, dated December 12, 2019, among Everi FinTech, Everi Holdings, the subsidiary guarantors party thereto, the lenders party thereto and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 1.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on December 17, 2019).
†10.50	Fourth Amendment to Credit Agreement, dated April 21, 2020, among Everi Payments Inc., as borrower, Everi Holdings Inc., as parent, the subsidiary guarantors party thereto, the lenders party thereto, and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on April 21, 2020).
†10.51	Term Loan Credit Agreement, dated April 21, 2020, among Everi Payments Inc., as borrower, Everi Holdings Inc., as parent, the lenders party thereto, and Jefferies Finance LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 of Everi Holdings' Current Report on Form 8-K filed with the SEC on April 21, 2020).
†10.52	Form of Notice of Grant of Restricted Stock Units (Time-Based) for Cliff Vesting under the Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.53	Form of Notice of Grant of Restricted Stock Units (Time-Based) for Cliff Vesting for Executives under the Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.54	Form of Notice of Grant of Restricted Stock Units (Time-Based) for Executives under the Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.55	Second Amendment to the Amended and Restated Employment Agreement with Michael D. Rumbolz (effective April 1, 2020) (incorporated by reference to Exhibit 10.6 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.56	Notice of Grant of Restricted Stock Units (Time-Based) under the Amended and Restated 2014 Equity Incentive Plan for Michael D. Rumbolz (effective April 1, 2020) (incorporated by reference to Exhibit 10.7 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).

Exhibit Number	Exhibit Description
†10.57	Amended and Restated Employment Agreement with Randy L. Taylor (effective April 1, 2020) (incorporated by reference to Exhibit 10.8 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.58	Notice of Grant of Restricted Stock Units (Time-Based) under the Amended and Restated 2014 Equity Incentive Plan for Randy L. Taylor (effective April 1, 2020) (incorporated by reference to Exhibit 10.9 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.59	Amended and Restated Employment Agreement with David J. Lucchese (effective April 1, 2020) (incorporated by reference to Exhibit 10.12 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.60	First Amendment to Employment Agreement with Dean A. Ehrlich (effective April 1, 2020) (incorporated by reference to Exhibit 10.13 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.61	Employment Agreement with Mark F. Labay (effective April 1, 2020) (incorporated by reference to Exhibit 10.14 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.62	Employment Agreement with Darren D.A. Simmons (effective January 1, 2019) (incorporated by reference to Exhibit 10.15 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June
†10.63	First Amendment to Employment Agreement with Darren D.A. Simmons (effective April 1, 2020) (incorporated by reference to Exhibit 10.16 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
+10.64	First Amendment to Sponsorship Agreement (effective March 11, 2013) between Prosperity Bank, successor by merger to American State Bank, and Everi FinTech (incorporated by reference to Exhibit 10.60 of Everi Holdings' Annual Report on Form 10-K filed on March 15, 2021).
+10.65	Second Amendment to Sponsorship Agreement (effective September 10, 2013) between Prosperity Bank, successor by merger to American State Bank, and Everi Fin Tech (incorporated by reference to Exhibit 10.61 of Everi Holdings' Annual Report on Form 10-K filed on March 15, 2021).
10.66	Third Amendment to the Sponsorship Agreement (effective October 31, 2014) between Prosperity Bank, successor by merger to American State Bank, and Everi FinTech (incorporated by reference to Exhibit 10.62 of Everi Holdings' Annual Report on Form 10-K filed on March 15, 2021).
+10.67	Amended and Restated Agreement for Processing Services (effective July 1, 2020) by and between Cardtronics USA, as successor in interest to Columbus Data Services, LLC, and Everi FinTech (incorporated by reference to Exhibit 10.63 of Everi Holdings' Annual Report on Form 10-K filed on March 15, 2021).
†10.68	Executive Chairman Agreement with Michael D. Rumbolz (effective April 1, 2022) (incorporated by reference to Exhibit 10.68 of Everi Holdings' Annual Report on Form 10-K filed on March 1, 2022).
†10.69	Employment Agreement with Randy L. Taylor (effective April 1, 2022) (incorporated by reference to Exhibit 10.69 of Everi Holdings' Annual Report on Form 10-K filed on March 1, 2022).
*10.70	Fourth Amendment to the Sponsorship Agreement (effective February 1, 2022) between Prosperity Bank, successor by merger to American State Bank, and Everi FinTech.
*21.1	Subsidiaries of Everi Holdings Inc.
*23.1	Consent of BDO USA, LLP.

Exhibit Number	Exhibit Description
*24.1	Power of Attorney (included on signature page).
*31.1	Certification of Randy L. Taylor, Chief Executive Officer of Everi Holdings in accordance with Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Mark F. Labay, Chief Financial Officer of Everi Holdings in accordance with Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	Certification of the Chief Executive Officer and Chief Financial Officer of Everi Holdings in accordance with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*101.INS	XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
*101.SCH	Inline XBRL Taxonomy Extension Schema Document.
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
*104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (included as Exhibit 101).

---

* Filed herewith.

** Furnished herewith.

† Management contracts or compensatory plans or arrangements.

\+ Portions of the exhibit have been omitted pursuant to the rules and regulations of the SEC.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 1, 2023

EVERI HOLDINGS INC.

By: /s/ TODD A. VALLI

Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randy L. Taylor, Mark F. Labay, and Todd A. Valli and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ RANDY L. TAYLOR	President and Chief Executive Officer and Director	March 1, 2023
Randy L. Taylor	(Principal Executive Officer)	
/s/ MARK F. LABAY	Executive Vice President, Chief Financial Officer	March 1, 2023
Mark F. Labay	(Principal Financial Officer) and Treasurer	
/s/ TODD A. VALLI	Senior Vice President, Chief Accounting Officer	March 1, 2023
Todd A. Valli	(Principal Accounting Officer)	
/s/ MICHAEL D. RUMBOLZ	Executive Chairman of the Board	March 1, 2023
Michael D. Rumbolz	Director	
/s/ ATUL BALI	Lead Independent Director	March 1, 2023
Atul Bali		
/s/ GEOFFREY P. JUDGE	Director	March 1, 2023
Geoffrey P. Judge		
/s/ LINSTER W. FOX	Director	March 1, 2023
Linster W. Fox		
/s/ MAUREEN T. MULLARKEY	Director	March 1, 2023
Maureen T. Mullarkey		
/s/ SECIL TABLI WATSON	Director	March 1, 2023
Secil Tabli Watson		
/s/ PAUL FINCH	Director	March 1, 2023
Paul Finch		

Corporate Headquarters
Everi Holdings Inc.
7250 South Tenaya Way, Suite 100
Las Vegas, NV 89113

Investor Contact
William Pfund
Senior Vice President, Investor Relations

Jennifer Hills
Vice President, Investor Relations
+1 (702) 676-9513

Independent Public Accounting Firm
Ernst & Young LLP

Stock Exchange Listing
New York Stock Exchange
Trading Symbol: EVRI

Stock Transfer Agent
Broadridge Corporate Issuer Solutions
1155 Long Island Ave
Edgewood, NY 11717
https://shareholder.broadridge.com/bcis/

Thank you!



EVERI

OUR VALUES

Integrity
ACT WITH INTEGRITY

Collaboration
HARNESS THE POWER OF COLLABORATION

Inclusion
VALUE EVERI-ONE

Excellence
EXCEED EXPECTATIONS AND BE BOLD

Fun
OUR GOAL IS FOR OUR EMPLOYEES TO HAVE FUN!



EVERI